Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220406

PROSPECTUS

PBF HOLDING COMPANY LLC

PBF FINANCE CORPORATION

Offer to Exchange (the “exchange offer”)

Up To $725,000,000 of

7.25% Senior Notes due 2025

That Have Not Been Registered Under

The Securities Act of 1933

For

Up To $725,000,000 of

7.25% Senior Notes due 2025

That Have Been Registered Under

The Securities Act of 1933

Terms of the New 7.25% Senior Notes due 2025 Offered in the Exchange Offer:

The terms of the new notes are substantially identical to the terms of the old notes that were issued on May 30, 2017, except that the new notes will be registered under the Securities Act of 1933, as amended, and will not contain restrictions on transfer, registration rights or provisions for payments of additional interest included in the registration rights agreement relating to the old notes.

Terms of the Exchange Offer:

We are offering to exchange up to $725,000,000 of our old notes for new notes with substantially identical terms that have been registered under the Securities Act and are freely tradable.

We will exchange all old notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of new notes.

The exchange offer expires at 12:00 a.m. midnight, New York City time, on November 21, 2017, unless extended. We do not currently intend to extend the expiration date.

Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

The exchange of new notes for old notes will not be a taxable event for U.S. federal income tax purposes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should carefully consider the Risk Factors beginning on page 14 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 18, 2017

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. The information contained in this prospectus is current only as of its date. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any jurisdiction where an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone whom it is unlawful to make an offer or solicitation.

In this prospectus we refer to the notes to be issued in the exchange offer as the “new notes,” and we refer to the $725.0 million aggregate principal amount of our 7.25% senior notes due 2025 issued on May 30, 2017, as the “old notes” or the “2025 Senior Notes.” We refer to the new notes and the old notes collectively as the “notes.” In this prospectus, references to “PBF Holding” or the “issuer” refer to PBF Holding Company LLC, a Delaware limited liability company, formed on March 24, 2010. In this prospectus, references to “PBF Finance” or the “co-issuer” refer to PBF Finance Corporation, a Delaware corporation, incorporated on June 14, 2011, and a wholly owned subsidiary of PBF Holding. PBF Finance Corporation was originally formed to be a co-issuer of or guarantor of certain of our indebtedness and does not have any operations. References to the “issuers” refer to the issuer and the co-issuer together.

This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. Such information is available without charge to holders of old notes upon written or oral request made to PBF Holding Company LLC, One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, Attention: General Counsel (Telephone (973) 455-7500). To obtain timely delivery of any requested information, holders of old notes must make any request no later than five business days prior to the expiration of the exchange offer.

i

INDUSTRY AND MARKET DATA

In this prospectus, we refer to information regarding market data and other statistical information obtained from independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Estimates are inherently uncertain, involve risks and uncertainties and are subject to change based on various factors, including those described elsewhere in this prospectus under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Moreover, forecasted information is inherently uncertain and we can provide no assurance that forecasted information will materialize.

BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, all financial data in this prospectus reflects the consolidated business and operations of PBF Holding Company LLC and its consolidated subsidiaries, and has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Our indirect parent company, PBF Energy Inc. (NYSE: PBF) (“PBF Energy”), does not guarantee the notes and its financial statements and results are not included herein. PBF Energy’s financial statements and results differ from ours because PBF Energy, among other things, has ownership interest in PBF Logistics LP (NYSE: PBFX) (“PBF Logistics” or “PBFX”). We do not own any interest in PBF Logistics.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” of expected future developments that involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF Holding” and elsewhere in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	supply, demand, prices and other market conditions for our products, including volatility in commodity prices;

•	the effects of competition in our markets;

•	changes in currency exchange rates, interest rates and capital costs;

•	adverse developments in our relationship with both our key employees and unionized employees;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) and generate earnings and cash flow;

•	our substantial indebtedness;

•	our supply and inventory intermediation arrangements expose us to counterparty credit and performance risk;

•	termination of our A&R Intermediation Agreements with J. Aron, which could have a material adverse effect on our liquidity, as we would be required to finance our intermediate and refined products inventory covered by the agreements. Additionally, we are obligated to repurchase from J. Aron certain intermediates and finished products located at the Paulsboro and Delaware City refineries’ storage tanks upon termination of these agreements;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility, ability to make distributions, borrow additional funds, dispose of assets and make certain investments;

•	our assumptions regarding payments arising under PBF Energy’s tax receivable agreement and other arrangements relating to PBF Energy;

•	our expectations and timing with respect to our acquisition activity;

•	our expectations with respect to our capital improvement and turnaround projects;

•	the status of an air permit to transfer crude through the Delaware City refinery’s dock;

•	the impact of disruptions to crude or feedstock supply to any of our refineries, including disruptions due to problems at PBF Logistics, or with third party logistics infrastructure or operations, including pipeline, marine and rail transportation;

•	the impact of current and future laws, rulings and governmental regulations, including the implementation of rules and regulations regarding transportation of crude oil by rail;

•	the effectiveness of our crude oil sourcing strategies, including our crude by rail strategy and related commitments;

•	adverse impacts related to legislation by the federal government lifting the restrictions on exporting U.S. crude oil;

•	adverse impacts from changes in our regulatory environment, such as the effects of compliance with the California Global Warming Solutions Act (also referred to as “AB32”), or from actions taken by environmental interest groups;

•	market risks related to the volatility in the price of Renewable Identification Numbers (“RINs”) required to comply with the Renewable Fuel Standards and greenhouse gas (“GHG”) emission credits required to comply with various GHG emission programs, such as AB32;

•	our ability to successfully integrate the completed acquisition of the Torrance refinery and related logistics assets (collectively, the “Torrance Acquisition”) into our business and realize the benefits from such acquisition;

•	liabilities arising from the Torrance Acquisition that are unforeseen or exceed our expectations; and

•	any decisions we continue to make with respect to our energy-related logistical assets that may be transferred to PBF Logistics.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements speak only as of the date of this prospectus or as of the date which they are made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Unless the context otherwise requires, references to the “Company,” “we,” “our,” “us” or “PBF” refer to PBF Holding Company LLC, or PBF Holding, and, in each case, unless the context otherwise requires, its consolidated subsidiaries. See “Basis of Presentation” on page ii.

Our Company

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast, the Midwest, the Gulf Coast and the West Coast of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate five domestic oil refineries and related assets, which we acquired in 2010, 2011, 2015 and 2016. Our refineries have a combined processing capacity, known as throughput, of approximately 900,000 barrels per day (“bpd”), and a weighted-average Nelson Complexity Index of 12.2.

Our five refineries are located in Toledo, Ohio, Delaware City, Delaware, Paulsboro, New Jersey, New Orleans, Louisiana and Torrance, California. Our Mid-Continent refinery at Toledo processes light, sweet crude, has a throughput capacity of 170,000 bpd and a Nelson Complexity Index of 9.2. The majority of Toledo’s West Texas Intermediate (“WTI”) based crude is delivered via pipelines that originate in both Canada and the United States. Since our acquisition of Toledo in 2011, we have added additional truck and rail crude unloading capabilities that provide feedstock sourcing flexibility for the refinery and enables Toledo to run a more cost-advantaged crude slate. Our East Coast refineries at Delaware City and Paulsboro have a combined refining capacity of 370,000 bpd and Nelson Complexity Indices of 11.3 and 13.2, respectively. These high-conversion refineries process primarily medium and heavy, sour crudes and have the flexibility to receive crude and feedstock via both water and rail. We have expanded and upgraded existing on-site railroad infrastructure at our Delaware City refinery, including the expansion of the crude rail unloading facilities that was completed in February 2013. The Delaware City rail unloading facility, which was transferred to PBFX in 2014, allows our East Coast refineries the flexibility to source WTI-based crudes from Western Canada and the Mid-Continent, when doing so provides cost advantages versus traditional Brent-based international crudes. We believe this sourcing optionality can be a beneficial component to the profitability of our East Coast refining system in certain crude price environments. The Chalmette refinery, located outside of New Orleans, Louisiana, is a 189,000 bpd, dual-train coking refinery with a Nelson Complexity of 12.7 and is capable of processing both light and heavy crude oil. The facility is strategically positioned on the Gulf Coast with strong logistics connectivity that offers flexible raw material sourcing and product distribution opportunities, including the potential to export products. The Torrance refinery, located on 750 acres in Torrance, California, is a high-conversion 155,000 bpd, delayed-coking refinery with a Nelson Complexity of 14.9. The Torrance refinery provides us with a broader, more diversified asset base and increases our combined crude oil throughput capacity to approximately 900,000 bpd. The Torrance refinery also provides us with a presence in the attractive PADD 5 market.

PBF Energy

We are a wholly-owned subsidiary of PBF Energy Company LLC (“PBF LLC”) and the parent company for PBF LLC’s refinery operating subsidiaries, and are an indirect subsidiary of PBF Energy (NYSE: PBF). PBF Energy is the sole managing member of PBF LLC and operates and controls all of its business and affairs and consolidates the financial results of PBF LLC and its subsidiaries, including PBF Holding. As of the date of this prospectus, PBF Energy’s sole asset is a controlling economic interest of approximately 96.6% in PBF LLC, with the remaining 3.4% of the economic interests in PBF LLC held by certain of PBF Energy’s current and former executive officers and directors and certain employees and others.

PBF Logistics LP

PBF Logistics (NYSE: PBFX) is a fee-based, growth-oriented, publicly traded Delaware master limited partnership formed by PBF Energy to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets. PBFX engages in the receiving, handling, storage and transferring of crude oil, refined products, natural gas and intermediates from sources located throughout the United States and Canada for PBF Energy in support of certain of our refineries, as well as for third party customers. A substantial majority of PBFX’s revenues are generated from agreements it has with PBF Holding, which include minimum volume commitments, for receiving, handling, storing and transferring crude oil and refined products. PBF Holding also has agreements with PBFX that establish fees for certain general and administrative services and operational and maintenance services provided by PBF Holding to PBFX. Following PBFX’s purchase of four refined products terminals located in the greater Philadelphia region in April 2016, PBFX generates third party revenue as well.

As of the date of this prospectus, PBF LLC holds a 44.1% limited partner interest in PBFX and all of PBFX’s incentive distribution rights, with the remaining limited partner interest held by public common unit holders. PBF LLC also owns indirectly a non-economic general partner interest in PBFX through its wholly-owned subsidiary, PBF Logistics GP LLC, the general partner of PBFX. We do not own any interests in PBFX.

Any information in this prospectus regarding PBF Energy and PBF Logistics is included in this prospectus solely for informational purposes. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, the Class A common stock of PBF Energy or the common units of PBF Logistics.

* * * * *

We are a Delaware limited liability company. Our principal executive offices are located at One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, and our telephone number is (973) 455-7500. Our website is located at http://www.pbfenergy.com. We make available our periodic reports and other information filed with or furnished to the SEC, free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on or accessible through our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Exchange Offer

On May 30, 2017, we completed a private offering of $725,000,000 aggregate principal amount of the old notes. We entered into a registration rights agreement with the initial purchasers in connection with the offering in which we agreed to deliver to you this prospectus and to use commercially reasonable efforts to consummate the exchange offer not later than 365 days after the date of original issuance of the old notes.

Exchange Offer	We are offering to exchange new notes for old notes. The terms of the new notes are substantially identical to the terms of the old notes that were issued on May 30, 2017, except that the new notes will be registered under the Securities Act and will not contain restrictions on transfer, registration rights or provisions for payments of additional interest included in the registration rights agreement relating to the old notes.

You may only exchange notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expiration Date	The exchange offer will expire at 12:00 a.m. midnight, New York City time, on November 21, 2017, unless we decide to extend it. We do not currently intend to extend the expiration date.

Resale	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that:

•	you are acquiring the new notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Any holder of old notes who:

•	is our affiliate;

•	does not acquire new notes in the ordinary course of its business; or

•

tenders its old notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of new notes, cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available

June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

Procedures for Tendering Old Notes	If you hold old notes that were issued in book-entry form and are represented by global certificates held for the account of The Depository Trust Company (“DTC”), in order to participate in the exchange offer, you must follow the procedures established by DTC for tendering notes held in book-entry form. These procedures, which we call “ATOP,” require that (i) the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program, and (ii) DTC confirms that:

•	DTC has received your instructions to exchange your old notes, and

•	you agree to be bound by the terms of the letter of transmittal for holders of global notes.

If you hold old notes that were issued in definitive, certificated form, in order to participate in the exchange offer, you must deliver the certificates representing your notes, together with a properly completed and duly executed letter of transmittal for holders of definitive notes to the exchange agent.

For more information on tendering your old notes, please refer to the section in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer,” “—Procedures for Tendering,” and “Description of Notes—Book Entry; Delivery and Form.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under ATOP for transfer of book-entry interests, prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of old notes at any time prior to the expiration date. To withdraw tenders of notes held in global form, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 12:00 a.m. midnight, New York City time, on the expiration date of the exchange offer. To withdraw tenders of notes held in definitive form, you must submit a written or facsimile notice of withdrawal to the exchange agent before 12:00 a.m. midnight, New York City time, on the expiration date of the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Withdrawal of Tenders.”

Acceptance of Old Notes and Delivery of New Notes	If you fulfill all conditions required for proper acceptance of old notes, we will accept any and all old notes that you properly tender in the exchange offer before 12:00 a.m. midnight New York City time on the expiration date. We will return any old note that we do not accept for exchange to you without expense promptly after the expiration or termination of the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer.”

Fees and Expenses	We will bear expenses related to the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Fees and Expenses.”

Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.

Consequences of Failure to Exchange Old Notes	If you do not exchange your old notes in this exchange offer, you will no longer be able to require us to register the old notes under the Securities Act except in limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the old notes unless we have registered the old notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Consequences	The exchange of new notes for old notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read “Material United States Federal Income Tax Consequences.”

Exchange Agent	We have appointed Deutsche Bank Trust Company Americas as the exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent as follows:

Deutsche Bank Trust Company Americas

c/o DB Services Americas, Inc.

Attn: Reorg Dept

5022 Gate Parkway, Suite 200

Jacksonville, FL 32256

For telephone assistance, please call (877) 843-9767.

Terms of the New Notes

The new notes will be substantially identical to the old notes except that the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest. The new notes will evidence the same debt as the old notes, and the same indenture will govern the new notes and the old notes.

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the sections of this prospectus entitled “Description of Notes.”

Issuers	PBF Holding Company LLC and PBF Finance Corporation

PBF Finance Corporation is a wholly owned subsidiary of PBF Holding Company LLC that has no material assets and was formed for the sole purpose of being a co-issuer or guarantor of certain of our indebtedness.

Securities	$725.0 million aggregate principal amount of 7.25% Senior Notes due 2025 (the “new notes”).

Maturity Date	June 15, 2025.

Interest Payment Dates	June 15 and December 15 of each year, commencing on December 15, 2017.

Guarantees	Each of our current and future domestic restricted subsidiaries will jointly, severally and unconditionally guarantee the notes. The guarantors include all of our subsidiaries that guarantee our asset based revolving credit agreement (the “Revolving Loan”) and our $500.0 million in aggregate principal amount of 7.00% senior notes due 2023 (the “2023 Notes” and, together with the notes, the “Senior Notes”). The guarantees may be released under certain circumstances. Under certain circumstances, we will be able to designate certain additional current or future restricted subsidiaries as unrestricted subsidiaries. As of the date of this prospectus, certain of our subsidiaries are unrestricted subsidiaries. Unrestricted subsidiaries are not subject to any of the restrictive covenants set forth in the indenture governing the notes and will not guarantee the notes.

Ranking	The new notes will be our general senior unsecured obligations. The new notes will be:

•	pari passu in right of payment with all of our existing and future senior indebtedness (including the Revolving Loan and the 2023 Notes);

•	effectively subordinated to any of our existing or future secured indebtedness (including the Revolving Loan) to the extent of the value of the collateral securing such indebtedness;

•	senior in right of payment to any of our existing and future subordinated indebtedness; and

•	structurally subordinated to all existing or future indebtedness and other obligations of our non-guarantor subsidiaries (including the PBF Rail Term Loan (as defined below)).

The guarantees will be general senior unsecured obligations of the guarantors. The guarantees will be:

•	pari passu in right of payment with all of the guarantors’ existing and future senior indebtedness (including the guarantees of the Revolving Loan and the 2023 Notes);

•	effectively subordinated to any of the guarantors’ existing or future secured indebtedness (including the guarantees of the Revolving Loan) to the extent of the value of the collateral securing such indebtedness;

•	senior in right of payment to any of the guarantors’ existing and future subordinated indebtedness; and

•	structurally subordinated to all existing or future indebtedness and other obligations of any of our guarantor’s non-guarantor subsidiaries.

Since the new notes and guarantees are unsecured, in the event of a bankruptcy or insolvency, our secured creditors will have a prior secured claim to any collateral securing the debt owed to them.

For the six months ended June 30, 2017, our non-guarantor subsidiaries did not account for any of our net revenue, and, at June 30, 2017, represented approximately $693.0 million, or 10.7%, of our total assets and approximately $234.8 million, or 5.9%, of our total liabilities. In the event of a bankruptcy, liquidation or reorganization of any of these subsidiaries, these subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

Optional Redemption	At any time prior to June 15, 2020, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the new notes in an amount not greater than the net cash proceeds of certain equity offerings at a redemption price equal to 107.250% of the principal amount of the notes, plus any accrued and unpaid interest to the date of redemption.

On or after June 15, 2020, we may redeem all or part of the new notes, in each case at the redemption prices described under “Description of Notes—Optional Redemption,” together with any accrued and unpaid interest to the date of redemption.

In addition, prior to June 15, 2020, we may redeem all or part of the new notes at a “make-whole” redemption price described under “Description of Notes—Optional Redemption,” together with any accrued and unpaid interest to the date of redemption.

Change of Control	Upon a change of control that results in a ratings decline (as defined under “Description of Notes”) with respect to the new notes, we will be required to make an offer to purchase the new notes at a purchase price of 101% of the principal amount of the notes on the date of purchase plus accrued interest. We may not have sufficient funds available at that time to make any required debt repayment (including purchases of the notes), and certain provisions of our other debt agreements (including our Revolving Loan and the 2023 Notes) may further limit our ability to make these purchases. See “Risk Factors—Risks Relating to Our Indebtedness and the Notes—We may not be able to repurchase the notes upon a change of control triggering event, and a change of control triggering event could result in us facing substantial repayment obligations under our Revolving Loan, the 2023 Notes, the notes and other agreements.”

Asset Sale Offer	Prior to a covenant suspension event, certain asset dispositions (including as a result of destruction or condemnation) will be triggering events that may require us to use the proceeds therefrom to offer to repurchase notes at a purchase price equal to 100% of the principal amount of the notes repurchased, plus accrued and unpaid interest to the applicable repurchase date. See “Description of Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain Covenants before an Investment Grade Rating Event	We will issue the new notes under an indenture with Wilmington Trust, National Association, as trustee. The indenture, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	make equity distributions, pay dividends on or repurchase capital stock or make other restricted payments;

•	enter into transactions with affiliates;

•	create liens;

•	engage in mergers and consolidations or otherwise sell all or substantially all of our assets;

•	designate our subsidiaries as unrestricted subsidiaries;

•	make certain investments; and

•	limit the ability of restricted subsidiaries to make payments to us.
These covenants are subject to important exceptions and qualifications. See “Description of Notes—Certain Covenants.”

Certain Covenants after an Investment Grade Event	After an investment grade rating event, certain of the covenants described in the preceding paragraph will cease to exist or will be modified. The terms of the new notes will then only restrict our ability and the ability of our restricted subsidiaries to:

•	create liens to secure indebtedness;

•	guarantee our 2023 Notes without guaranteeing the notes; and

•	engage in certain mergers and consolidations.

There can be no assurances that the new notes will ever achieve or maintain investment grade or a covenant termination event will occur. See “Description of Notes—Certain Covenants.”

Transfers; Absence of a Public Market for the New Notes	The new notes generally will be freely transferable, but will also be new securities for which there will not initially be a market. There can be no assurance as to the development or liquidity of any market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange or any automated dealer quotation system. See “Risk Factors—Risks Related to the Exchange Offer—Your ability to transfer the new notes may be limited by the absence of a trading market.”

Risk Factors	You should carefully consider all the information in the prospectus prior to exchanging your old notes. See “Risk Factors” for a description of some of the risks you should consider in evaluating whether or not to tender your old notes.

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data

The following table sets forth our summary historical and pro forma consolidated financial data at the dates and for the periods indicated. The summary historical consolidated financial data as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 was derived from the unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus, and includes all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

The summary unaudited pro forma condensed consolidated financial data have been derived by the application of pro forma adjustments to our historical consolidated financial statements, which are included elsewhere in this prospectus, that give effect to the Torrance Acquisition, borrowings incurred under our Revolving Loan to fund the Torrance Acquisition and the consummation of the offering of the 2025 Senior Notes and redemption of the 2020 Senior Secured Notes as described in “Unaudited Pro Forma Condensed Consolidated Financial Statements” in this prospectus. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date. The estimates and assumptions used in preparation of the pro forma financial information may be materially different from our actual experience.

You should read this information in conjunction with the sections entitled “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF Holding,” our consolidated financial statements and the related notes thereto, our unaudited condensed consolidated financial statements and the related notes thereto, the 2015 audited financial statements and the June 30, 2016 unaudited financial statements of Torrance Refinery & Associated Logistics Business, each included elsewhere in this prospectus, and the sections entitled “Basis of Presentation,” “Prospectus Summary” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” in this prospectus. Our summary unaudited pro forma condensed consolidated financial information is presented for informational purposes only.

	Year Ended December 31,				Six Months Ended June 30,
	2016	2015	2014	Pro Forma Consolidated 2016	2017	2016	Pro Forma Condensed Consolidated 2017
Revenue	$15,908,537	$13,123,929	$19,828,155	$16,987,548	$9,763,449	$6,655,958	$9,763,449
Cost and expenses:
Cost of sales, excluding depreciation	13,765,088	11,611,599	18,514,054	14,765,933	8,914,587	5,730,731	8,914,587
Operating expense, excluding depreciation	1,390,582	889,368	880,701	1,721,151	835,423	568,178	835,423
General and administrative expenses (1)	149,643	166,904	140,150	202,421	75,399	71,360	75,399
Equity income in investee (2)	(5,679)	—	—	(5,679)	(7,419)	—	(7,419)
Loss (gain) on sale of assets	11,374	(1,004)	(895)	11,374	912	3,222	912
Depreciation and amortization expense	209,840	191,110	178,996	247,015	118,683	103,212	118,683

	15,520,848	12,857,977	19,713,006	16,942,215	9,937,585	6,476,703	9,937,585

Income (loss) from operations	387,689	265,952	115,149	45,333	(174,136)	179,255	(174,136)
Other income (expense)
Change in fair value of catalyst lease	1,422	10,184	3,969	1,422	(1,484)	(4,633)	(1,484)
Debt extinguishment costs	—	—	—	—	(25,451)	—	(25,451)
Interest expense, net	(129,536)	(88,194)	(98,001)	(129,656)	(63,513)	(64,550)	(61,216)

Income (loss) before income taxes	259,575	187,942	21,117	(82,901)	(264,584)	110,072	(262,287)
Income tax expense (benefit)	23,689	648	—	(120,247)	6,332	26,996	6,332

Net income (loss)	235,886	187,294	21,117	37,346	(270,916)	83,076	(268,619)
Less: net income attributable to noncontrolling interests	269	274	—	269	380	393	380

Net income (loss) attributable to PBF Holding LLC	$235,617	$187,020	$21,117	$37,077	$(271,296)	$82,683	$(268,999)

Balance sheet data (at end of period)
Total assets	$6,566,897	$5,082,722	$4,013,762		$6,473,759	$5,950,599
Total long-term debt (3)	1,601,836	1,272,937	750,349		1,654,158	1,821,200
Total equity	2,588,933	1,821,284	1,630,516		2,504,807	1,836,775
Selected financial data:
EBITDA (excluding special items) (4)	$77,603	$894,472	$988,224	$(227,578)	$110,197	$60,991	$110,197
Adjusted EBITDA	94,477	893,506	990,350	(210,704)	121,815	75,623	121,815
Capital expenditures (5)	1,498,191	979,481	625,403	1,523,314	417,697	240,668	417,697

(1)	Includes acquisition related expenses consisting primarily of consulting and legal expenses related to the acquisition from ExxonMobil Oil Corporation (“ExxonMobil”), Mobil Pipe Line Company and PDV Chalmette, Inc., of 100% of the ownership interests of Chalmette Refining, L.L.C. (“Chalmette Refining”), which owns the Chalmette refinery and related logistics assets (collectively, the “Chalmette Acquisition”) and Torrance Acquisition of $13.6 million and $5.8 million in 2016 and 2015, respectively. For the six months ended June 30, 2017 and 2016, includes acquisition related expenses consisting primarily of consulting and legal expenses of $0.5 million and $7.1 million, respectively, related to the Chalmette and Torrance Acquisitions and pending and nonconsummated acquisitions.
(2)	Subsequent to the closing of the contribution agreement between PBFX and PBF LLC on August 31, 2016 (the “TVPC Contribution Agreement”), the Company accounts for its 50% equity ownership of Torrance Valley Pipeline Company (“TVPC”) as an investment in an equity method investee.
(3)	Total long-term debt, excluding debt issuance costs and affiliate notes payable, includes current maturities and our Delaware Economic Development Authority Loan.
(4)	The special items for the periods presented relate to a lower of cost or market inventory adjustment (LCM) and debt extinguishment costs. LCM is a GAAP guideline related to inventory valuation that requires inventory to be stated at the lower of cost or market. Our inventories are stated at the lower of cost or market. Cost is determined using last-in, first-out (LIFO) inventory valuation methodology, in which the most recently incurred costs are charged to cost of sales and inventories are valued at base layer acquisition costs. Market is determined based on an assessment of the current estimated replacement cost and net realizable selling price of the inventory. In periods where the market price of our inventory declines substantially, cost values of inventory may exceed market values. In such instances, we record an adjustment to write down the value of inventory to market value in accordance with GAAP. In subsequent periods, the value of inventory is reassessed and an LCM adjustment is recorded to reflect the net change in the LCM inventory reserve between the prior period and the current period. Additionally, during the six months ended June 30, 2017, we recorded debt extinguishment costs of $25.5 million related to the redemption of the 2020 Senior Secured Notes (as defined herein). These non-recurring costs were not recorded in any other period presented. Although we believe that non-GAAP financial measures excluding the impact of special items provide useful supplemental information to investors regarding the results and performance of our business and allow for more useful period-over-period comparison, such non-GAAP measurements should only be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP.
(5)	Includes expenditures for construction in progress, property, plant and equipment (including railcar purchases), deferred turnaround costs and other assets, excluding the proceeds from sales of assets. Pro forma capital expenditures for the year ended December 31, 2016 include historical capital expenditures of the Torrance Refinery & Associated Logistics for the periods prior to the closing of the Torrance Acquisition.

EBITDA, EBITDA Excluding Special Items and Adjusted EBITDA

Our management uses EBITDA (earnings before interest, income taxes, depreciation and amortization), EBITDA excluding special items and Adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, creditors, analysts and investors concerning our financial performance. Our outstanding indebtedness for borrowed money and other contractual obligations also include similar measures as a basis for certain covenants under those agreements which may differ from the Adjusted EBITDA definition described below.

EBITDA, EBITDA excluding special items and Adjusted EBITDA are not presentations made in accordance with GAAP and our computation of EBITDA, EBITDA excluding special items and Adjusted EBITDA may vary from others in our industry. In addition, Adjusted EBITDA contains some, but not all, adjustments that are taken into account in the calculation of the components of various covenants in the agreements governing the 2025 Senior Notes and other credit facilities. EBITDA, EBITDA excluding special items and Adjusted EBITDA should not be considered as alternatives to operating income (loss) or net income (loss) as measures of operating performance. In addition, EBITDA, EBITDA excluding special items and Adjusted EBITDA are not presented as, and should not be considered, an alternative to cash flows from operations as a measure of liquidity. Adjusted EBITDA is defined as EBITDA before adjustments for items such as equity-based compensation expense, gains (losses) from certain derivative activities and contingent consideration, the non-cash change in the deferral of gross profit related to the sale of certain finished products, the write down of inventory to the LCM, and debt extinguishment costs related to refinancing activities. Other companies, including other companies in our industry, may calculate EBITDA, EBITDA excluding special items and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. EBITDA, EBITDA excluding special items and Adjusted EBITDA also have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include that EBITDA, EBITDA excluding special items and Adjusted EBITDA:

•	do not reflect depreciation expense or our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	do not reflect realized and unrealized gains and losses from certain hedging activities, which may have a substantial impact on our cash flow;

•	do not reflect certain other non-cash income and expenses; and

•	exclude income taxes that may represent a reduction in available cash.

The following tables reconcile net income as reflected in our results of operations to EBITDA, EBITDA excluding special items and Adjusted EBITDA for the periods presented:

	Year Ended December 31,				Six Months Ended June 30,
	(in thousands)
	2016	2015	2014	Pro Forma Consolidated 2016	2017	2016	Pro Forma Condensed Consolidated 2017
Reconciliation of net income (loss) to EBITDA:
Net Income (loss)	$235,886	$187,294	$21,117	$37,346	$(270,916)	$83,076	$(268,619)
Depreciation and amortization	209,840	191,110	178,996	247,015	118,683	103,212	118,683
Interest expense, net	129,536	88,194	98,001	129,656	63,513	64,550	61,216
Income tax expense (benefit)	23,689	648	—	(120,247)	6,332	26,996	6,332

EBITDA	$598,951	$467,246	$298,114	$293,770	$(82,388)	$277,834	$(82,388)

Special Items:
Add: Non-cash LCM inventory adjustment	(521,348)	427,226	690,110	(521,348)	167,134	(216,843)	167,134
Add: Debt estinguishment costs	—	—	—	—	25,451	—	25,451

EBITDA (excluding special items)	$77,603	$894,472	$988,224	$(227,578)	$110,197	$60,991	$110,197

Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$598,951	$467,246	$298,114	$293,770	$(82,388)	$277,834	$(82,388)
Add: Stock based compensation	18,296	9,218	6,095	18,296	10,134	9,999	10,134
Add: Non-cash LCM inventory adjustment	(521,348)	427,226	690,110	(521,348)	167,134	(216,843)	167,134
Add: Non-cash change in fair value of catalyst lease obligations	(1,422)	(10,184)	(3,969)	(1,422)	1,484	4,633	1,484
Add: Debt estinguishment costs	—	—	—	—	25,451	—	25,451

Adjusted EBITDA	$94,477	$893,506	$990,350	$(210,704)	$121,815	$75,623	$121,815

RISK FACTORS

Investing in the notes involves a number of risks. You should carefully consider, in addition to the other information contained in this prospectus (including “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF Holding” and our financial statements and related notes), the following risks before participating in the exchange offer. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In that case, our ability to fulfill our obligations under the notes and the trading price of the notes could be materially affected, and you could lose all or part of your investment.

You should bear in mind, in reviewing this prospectus, that past experience is no indication of future performance. You should read the section titled “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks and uncertainties faced by us described below.

Risks Related to the Exchange Offer

If you choose not to exchange your old notes in the exchange offer, the transfer restrictions currently applicable to your old notes will remain in force and the market price of your old notes could decline.

If you do not exchange your old notes for new notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the old notes as set forth in the prospectus distributed in connection with the private offering of the old notes. In general, the old notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act.

If you do not exchange your old notes for new notes in the exchange offer and other holders of old notes tender their old notes in the exchange offer, the total principal amount of the old notes remaining after the exchange offer will be less than it was prior to the exchange offer, which may have an adverse effect upon and increase the volatility of, the market price of the old notes due to reduction in liquidity.

Your ability to transfer the new notes may be limited by the absence of a trading market.

The new notes will be new securities for which currently there is no trading market. We do not currently intend to apply for listing of the new notes on any securities exchange or stock market. Although the initial purchasers informed us that they intended to make a market in the notes, they are not obligated to do so. In addition, they may discontinue any such market making at any time without notice. The liquidity of any market for the new notes will depend on the number of holders of those notes, the interest of securities dealers in making a market in those notes and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the new notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. We cannot assure you that the market, if any, for the new notes will be free from similar disruptions. Any such disruption may adversely affect the note holders.

Future trading prices of the new notes will depend on many factors, including:

•	our subsidiaries’ operating performance and financial condition;

•	the interest of the securities dealers in making a market in the new notes; and

•	the market for similar securities.

You may not receive the new notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the new notes in exchange for your old notes only if you properly tender the old notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the old notes for exchange. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person or entity through which your old notes are held and instruct that person or entity to tender on your behalf.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the new notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

Risks Relating to Our Business and Industry

The price volatility of crude oil, other feedstocks, blendstocks, refined products and fuel and utility services may have a material adverse effect on our revenues, profitability, cash flows and liquidity.

Our revenues, profitability, cash flows and liquidity from operations depend primarily on the margin above operating expenses (including the cost of refinery feedstocks, such as crude oil, intermediate partially refined petroleum products, and natural gas liquids that are processed and blended into refined products) at which we are able to sell refined products. Refining is primarily a margin-based business and, to increase profitability, it is important to maximize the yields of high value finished products while minimizing the costs of feedstock and operating expenses. When the margin between refined product prices and crude oil and other feedstock costs contracts, our earnings, profitability and cash flows are negatively affected. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. An increase or decrease in the price of crude oil will likely result in a similar increase or decrease in prices for refined products; however, there may be a time lag in the realization, or no such realization, of the similar increase or decrease in prices for refined products. The effect of changes in crude oil prices on our refining margins therefore depends in part on how quickly and how fully refined product prices adjust to reflect these changes.

In addition, the nature of our business requires us to maintain substantial crude oil, feedstock and refined product inventories. Because crude oil, feedstock and refined products are commodities, we have no control over the changing market value of these inventories. Our crude oil, feedstock and refined product inventories are valued at the lower of cost or market value under the last-in-first-out (“LIFO”) inventory valuation methodology. If the market value of our crude oil, feedstock and refined product inventory declines to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash impact to cost of sales. For example, during the year ended December 31, 2016, we recorded an adjustment to value our inventories to the lower of cost or market which increased operating income and net income by $521.3 million, respectively, reflecting the net change in the lower of cost or market inventory reserve from $1,117.3 million at December 31, 2015 to $596.0 million at December 31, 2016. During the six months ended June 30, 2017, we recorded an adjustment to value our inventories to the lower of cost or market which decreased both operating income and net income by $167.1 million reflecting the net change in the lower of cost or market inventory reserve from $596.0 million at December 31, 2016 to $763.1 million at June 30, 2017.

Prices of crude oil, other feedstocks, blendstocks, and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline, diesel, ethanol, asphalt and other refined products. Such supply and demand are affected by a variety of economic, market, environmental and political conditions.

Our direct operating expense structure also impacts our profitability. Our major direct operating expenses include employee and contract labor, maintenance and energy. Our predominant variable direct operating cost is energy, which is comprised primarily of fuel and other utility services. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refineries and other operations affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile and, typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a negative effect on our refining margins, profitability and cash flows.

Our profitability is affected by crude oil differentials and related factors, which fluctuate substantially.

A significant portion of our profitability is derived from the ability to purchase and process crude oil feedstocks that historically have been cheaper than benchmark crude oils, such as the heavy, sour crude oils processed at our Delaware City, Paulsboro, Chalmette and Torrance refineries. For our Toledo refinery, historically crude prices have been slightly above the WTI benchmark, however, that premium to WTI typically results in favorable refinery production yield. For all locations, these crude oil differentials can vary significantly from quarter to quarter depending on overall economic conditions and trends and conditions within the markets for crude oil and refined products. Any change in these crude oil differentials may have an impact on our earnings. Our rail investment and strategy to acquire cost advantaged Mid-Continent and Canadian crude, which are priced based on WTI, could be adversely affected when the Dated Brent/WTI or related differential narrows. A narrowing of the WTI/Dated Brent differential may result in our Toledo refinery losing a portion of its crude oil price advantage over certain of our competitors, which negatively impacts our profitability. In addition, the narrowing of the WTI/WCS differential, which is a proxy for the difference between light U.S. and heavy Canadian crude oil, may reduce our refining margins and adversely affect our profitability and earnings. Divergent views have been expressed as to the expected magnitude of changes to these crude differentials in future periods. Any further or continued narrowing of these differentials could have a material adverse effect on our business and profitability.

Additionally, governmental and regulatory actions, including recent initiatives by the Organization of the Petroleum Exporting Countries to restrict crude oil production levels and executive actions by the new U.S. presidential administration to advance certain energy infrastructure projects such as the Keystone XL pipeline, may continue to impact crude oil prices and crude oil differentials. Any increase in crude oil prices or unfavorable movements in crude oil differentials due to such actions or changing regulatory environment may negatively impact our ability to acquire crude oil at economical prices and could have a material adverse effect on our business and profitability.

The repeal of the crude oil export ban in the United States may affect our profitability.

In December 2015, the United States Congress passed and the President signed the 2016 Omnibus Appropriations bill which included a repeal of the ban on the export of crude oil produced in the United States. The crude export ban was established by the Energy Policy and Conservation Act in 1975 to reduce reliance on foreign oil producing countries. While there are differing views on the magnitude of the impact of lifting the crude export ban on crude oil prices, most economists believe the export ban repeal will eventually lead to higher crude oil prices and narrowing Dated Brent/WTI differentials and in turn higher gasoline prices in the United States. Crude oil is our most significant input cost and there is no guaranty that increases in our crude oil costs will be offset by corresponding increases in the selling prices of our refined products. As a result, an increase in crude oil prices resulting from the repeal of the crude oil export ban may reduce our profitability.

Our recent historical earnings have been concentrated and may continue to be concentrated in the future.

Our five refineries have similar throughput capacity, however, favorable market conditions due to, among other things, geographic location, crude and refined product slates, and customer demand, may cause an individual refinery to contribute more significantly to our earnings than others for a period of time. For example, at times our Toledo, Ohio refinery in the past has produced a substantial portion of our earnings. As a result, if there were a significant disruption to operations at this refinery, our earnings could be materially adversely affected (to the extent not recoverable through insurance) disproportionately to Toledo’s portion of our consolidated throughput. The Toledo refinery, or one of our other refineries, may continue to disproportionately affect our results of operations in the future. Any prolonged disruption to the operations of such refinery, whether due to labor difficulties, destruction of or damage to such facilities, severe weather conditions, interruption of utilities service or other reasons, could have a material adverse effect on our business, results of operations or financial condition.

A significant interruption or casualty loss at any of our refineries and related assets could reduce our production, particularly if not fully covered by our insurance. Failure by one or more insurers to honor its coverage commitments for an insured event could materially and adversely affect our future cash flows, operating results and financial condition.

Our business currently consists of owning and operating five refineries and related assets. As a result, our operations could be subject to significant interruption if any of our refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, orders of governmental authorities, supply chain disruptions impacting our crude rail facilities or other logistical assets, power outages, acts of terrorism, fires, toxic emissions and maritime hazards. Any such shutdown or disruption would reduce the production from that refinery. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries is forced to shut down for a significant period of time, it would have a material adverse effect on our earnings, our other results of operations and our financial condition as a whole.

As protection against these hazards, we maintain insurance coverage against some, but not all, such potential losses and liabilities. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may increase substantially. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, coverage for hurricane damage can be limited, and coverage for terrorism risks can include broad exclusions. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our insurance program includes a number of insurance carriers. Significant disruptions in financial markets could lead to a deterioration in the financial condition of many financial institutions, including insurance companies and, therefore, we may not be able to obtain the full amount of our insurance coverage for insured events.

Our refineries are subject to interruptions of supply and distribution as a result of our reliance on pipelines and railroads for transportation of crude oil and refined products.

Our Toledo, Chalmette and Torrance refineries receive a significant portion of their crude oil through pipelines. These pipelines include the Enbridge system, Capline and Mid-Valley pipelines for supplying crude to our Toledo refinery, the MOEM and CAM pipelines for supplying crude to our Chalmette refinery and the San Joaquin Pipeline, San Ardo and Coastal Pipeline systems for supplying crude to our Torrance refinery. Additionally, our Toledo, Chalmette and Torrance refineries deliver a significant portion of the refined products through pipelines. These pipelines include pipelines such as the Sunoco Logistics Partners L.P. and Buckeye Partners L.P. pipelines at Toledo, the Collins Pipeline at our Chalmette refinery and Jet Pipeline to the Los Angeles International Airport, the Product Pipeline to Vernon and the Product Pipeline to Atwood at our Torrance refinery. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, weather interruptions, governmental regulation, terrorism, other third party action or casualty or other events.

The Delaware City rail unloading facilities allow our East Coast refineries to source WTI-based crudes from Western Canada and the Mid-Continent, which may provide significant cost advantages versus traditional Brent-based international crudes in certain market environments. Any disruptions or restrictions to our supply of crude by rail due to problems with third party logistics infrastructure or operations or as a result of increased regulations, could increase our crude costs and negatively impact our results of operations and cash flows.

In addition, due to the common carrier regulatory obligation applicable to interstate oil pipelines, capacity allocation among shippers can become contentious in the event demand is in excess of capacity. Therefore, nominations by new shippers or increased nominations by existing shippers may reduce the capacity available to us. Any prolonged interruption in the operation or curtailment of available capacity of the pipelines that we rely upon for transportation of crude oil and refined products could have a further material adverse effect on our business, financial condition, results of operations and cash flows.

We may have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

If we cannot generate sufficient cash flows or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to meet our payment obligations or our future debt obligations, comply with certain deadlines related to environmental regulations and standards, or pursue our business strategies, including acquisitions, in which case our operations may not perform as we currently expect. We have substantial short-term capital needs and may have substantial long term capital needs. Our short-term working capital needs are primarily related to financing certain of our refined products inventory not covered by our various supply and inventory intermediation agreements. Pursuant to the inventory intermediation agreements, J. Aron & Company (J. Aron) purchases and holds title to certain of the intermediate and finished products produced by the Delaware City and Paulsboro refineries and delivered into the tanks at the refineries (or at other locations outside of the refineries as agreed upon by both parties). Furthermore, J. Aron agrees to sell the intermediate and finished products back to us as they are discharged out of the refineries’ tanks (or other locations outside of the refineries as agreed upon by both parties). We market and sell the finished products independently to third parties. On May 4, 2017, we and our subsidiaries, Delaware City Refining Company LLC (“DCR”) and Paulsboro Refining Company LLC (“PRC”), entered into amendments to the inventory intermediation agreements (as amended, together, the “A&R Intermediation Agreements”) with J. Aron, pursuant to which certain terms of the existing inventory intermediation agreements were amended, including, among other things, pricing and an extension of the terms. The A&R Intermediation Agreements were further amended on September 8, 2017. As a result of the amendments (i) the A&R Intermediation Agreement by and among J. Aron, PBF Holding and PRC relating to the Paulsboro refinery extends to December 31, 2019, which term may be further extended by mutual consent of the parties to December 31, 2020 and (ii) the A&R Intermediation Agreement by and among J. Aron, PBF Holding and DCR relating to the Delaware City refinery extends the term to July 1, 2019, which term may be further extended by mutual consent of the parties to July 1, 2020.

If we cannot adequately handle our crude oil and feedstock requirements or if we are required to obtain our crude oil supply at our other refineries without the benefit of the existing supply arrangements or the applicable counterparty defaults in its obligations, our crude oil pricing costs may increase as the number of days between when we pay for the crude oil and when the crude oil is delivered to us increases. Termination of our A&R Intermediation Agreements with J. Aron would require us to finance our refined products inventory covered by the agreements at terms that may not be as favorable. Additionally, we are obligated to repurchase from J. Aron all volumes of products located at the refineries’ storage tanks (or at other locations outside of the refineries as agreed upon by both parties) upon termination of these agreements, which may have a material adverse impact on our working capital and financial condition. Further, if we are not able to market and sell our finished products to credit worthy customers, we may be subject to delays in the collection of our accounts receivable and exposure to additional credit risk. Such increased exposure could negatively impact our liquidity due to our increased working capital needs as a result of the increase in the amount of crude oil inventory and accounts receivable we would have to carry on our balance sheet. Our long-term needs for cash include those to support ongoing capital expenditures for equipment maintenance and upgrades during turnarounds at our refineries and to complete our routine and normally scheduled maintenance, regulatory and security expenditures.

In addition, from time to time, we are required to spend significant amounts for repairs when one or more processing units experiences temporary shutdowns. We continue to utilize significant capital to upgrade equipment, improve facilities, and reduce operational, safety and environmental risks. In connection with the Paulsboro and Torrance acquisitions, we assumed certain significant environmental obligations, and may similarly do so in future acquisitions. We will likely incur substantial compliance costs in connection with new or changing environmental, health and safety regulations. See “Management’s Discussion and Analysis of Financial Condition of PBF Holding.” Our liquidity condition will affect our ability to satisfy any and all of these needs or obligations.

We may not be able to obtain funding on acceptable terms or at all because of volatility and uncertainty in the credit and capital markets. This may hinder or prevent us from meeting our future capital needs.

In the recent past, global financial markets and economic conditions have been, and may continue to be, subject to disruption and volatile due to a variety of factors, including uncertainty in the financial services sector, low consumer confidence, falling commodity prices, geopolitical issues and the generally weak economic conditions. In addition, the fixed income markets have experienced periods of extreme volatility that have negatively impacted market liquidity conditions. As a result, the cost of raising money in the debt and equity capital markets has increased substantially at times while the availability of funds from those markets diminished significantly. In particular, as a result of concerns about the stability of financial markets generally and the solvency of lending counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders and institutional investors increase interest rates, enact tighter lending standards, refuse to refinance existing debt on similar terms or at all and reduce or, in some cases, cease to provide funding to borrowers. Due to these factors, we cannot be certain that new debt or equity financing will be available on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. Moreover, without adequate funding, we may be unable to execute our growth strategy, complete future acquisitions, take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

Competition from companies who produce their own supply of feedstocks, have extensive retail outlets, make alternative fuels or have greater financial and other resources than we do could materially and adversely affect our business and results of operations.

Our refining operations compete with domestic refiners and marketers in regions of the United States in which we operate, as well as with domestic refiners in other regions and foreign refiners that import products into the United States. In addition, we compete with other refiners, producers and marketers in other industries that supply their own renewable fuels or alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial and individual consumers. Certain of our competitors have larger and more complex refineries, and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of our principal competitors are integrated national or international oil companies that are larger and have substantially greater resources than we do and access to proprietary sources of controlled crude oil production. Unlike these competitors, we obtain substantially all of our feedstocks from unaffiliated sources. We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil supply and other feedstocks or intense price fluctuations.

Newer or upgraded refineries will often be more efficient than our refineries, which may put us at a competitive disadvantage. We have taken significant measures to maintain our refineries including the installation of new equipment and redesigning older equipment to improve our operations. However, these actions involve significant uncertainties, since upgraded equipment may not perform at expected throughput levels, the yield and product quality of new equipment may differ from design specifications and modifications may be needed to correct equipment that does not perform as expected. Any of these risks associated with new equipment, redesigned older equipment or repaired equipment could lead to lower revenues or higher costs or otherwise have an adverse effect on future results of operations and financial condition. Over time, our refineries or certain refinery units may become obsolete, or be unable to compete, because of the construction of new, more efficient facilities by our competitors.

Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy could have a material adverse effect on our business, results of operations and financial condition.

Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined petroleum products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and distribution markets. We may also be subject to United States trade and economic sanctions laws, which change frequently as a result of foreign policy developments, and which may necessitate changes to our crude oil acquisition activities. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our refineries or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our business, results of operations and financial condition.

Economic turmoil in the global financial system has had and may in the future have an adverse impact on the refining industry.

Our business and profitability are affected by the overall level of demand for our products, which in turn is affected by factors such as overall levels of economic activity and business and consumer confidence and spending. Declines in global economic activity and consumer and business confidence and spending during the recent global downturn significantly reduced the level of demand for our products. Reduced demand for our products has had and may continue to have an adverse impact on our business, financial condition, results of operations and cash flows. In addition, downturns in the economy impact the demand for refined fuels and, in turn, result in excess refining capacity. Refining margins are impacted by changes in domestic and global refining capacity, as increases in refining capacity can adversely impact refining margins, earnings and cash flows.

Our business is indirectly exposed to risks faced by our suppliers, customers and other business partners. The impact on these constituencies of the risks posed by economic turmoil in the global financial system have included or could include interruptions or delays in the performance by counterparties to our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products and the inability of customers to pay for our products. Any of these events may have an adverse impact on our business, financial condition, results of operations and cash flows.

We must make substantial capital expenditures on our operating facilities to maintain their reliability and efficiency. If we are unable to complete capital projects at their expected costs and/or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations or cash flows could be materially and adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of new facilities (or improvements and repairs to our existing facilities and equipment, including turnarounds) could adversely affect our ability to achieve targeted internal rates of return and operating results. Such delays or cost increases may arise as a result of unpredictable factors in the marketplace, many of which are beyond our control, including:

•	denial or delay in obtaining regulatory approvals and/or permits;

•	unplanned increases in the cost of construction materials or labor;

•	disruptions in transportation of modular components and/or construction materials;

•	severe adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors and suppliers;

•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•	market-related increases in a project’s debt or equity financing costs; and/or

•	non-performance or force majeure by, or disputes with, vendors, suppliers, contractors or sub-contractors involved with a project.

Our refineries contain many processing units, a number of which have been in operation for many years. Equipment, even if properly maintained, may require significant capital expenditures and expenses to keep it operating at optimum efficiency. One or more of the units may require unscheduled downtime for unanticipated maintenance or repairs that are more frequent than our scheduled turnarounds for such units. Scheduled and unscheduled maintenance could reduce our revenues during the period of time that the units are not operating.

Our forecasted internal rates of return are also based upon our projections of future market fundamentals, which are not within our control, including changes in general economic conditions, available alternative supply and customer demand. Any one or more of these factors could have a significant impact on our business. If we were unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our financial position, results of operations or cash flows.

Acquisitions that we may undertake in the future involve a number of risks, any of which could cause us not to realize the anticipated benefits.

We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results. We may selectively consider strategic acquisitions in the future within the refining and mid-stream sector based on performance through the cycle, advantageous access to crude oil supplies, attractive refined products market fundamentals and access to distribution and logistics infrastructure. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on acceptable terms, successfully integrate acquired assets and obtain financing to fund acquisitions and to support our growth and many other factors beyond our control. Risks associated with acquisitions include those relating to the diversion of management time and attention from our existing business, liability for known or unknown environmental conditions or other contingent liabilities and greater than anticipated expenditures required for compliance with environmental, safety or other regulatory standards or for investments to improve operating results, and the incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets. We may also enter into transition services agreements in the future with sellers of any additional refineries we acquire. Such services may not be performed timely and effectively, and any significant disruption in such transition services or unanticipated costs related to such services could adversely affect our business and results of operations. In addition, it is likely that, when we acquire refineries, we will not have access to the type of historical financial information that we will require regarding the prior operation of the refineries. As a result, it may be difficult for investors to evaluate the probable impact of significant acquisitions on our financial performance until we have operated the acquired refineries for a substantial period of time.

Our business may suffer if any of our senior executives or other key employees discontinues employment with us. Furthermore, a shortage of skilled labor or disruptions in our labor force may make it difficult for us to maintain labor productivity.

Our future success depends to a large extent on the services of our senior executives and other key employees. Our business depends on our continuing ability to recruit, train and retain highly qualified employees in all areas of our operations, including engineering, accounting, business operations, finance and other key back-office and mid-office personnel. Furthermore, our operations require skilled and experienced employees with proficiency in multiple tasks. The competition for these employees is intense, and the loss of these executives or employees could harm our business. If any of these executives or other key personnel resigns or becomes unable to continue in his or her present role and is not adequately replaced, our business operations could be materially adversely affected.

A portion of our workforce is unionized, and we may face labor disruptions that would interfere with our operations.

At Delaware City, Toledo, Chalmette and Torrance, most hourly employees are covered by a collective bargaining agreement through the United Steel Workers (“USW”). The agreements with the USW covering Delaware City, Chalmette and Torrance are scheduled to expire in January 2019 and the agreement with the USW covering Toledo is scheduled to expire in February 2019. Similarly, at Paulsboro hourly employees are represented by the Independent Oil Workers (“IOW”) under a contract scheduled to expire in March 2019. Future negotiations after 2019 may result in labor unrest for which a strike or work stoppage is possible. Strikes and/or work stoppages could negatively affect our operational and financial results and may increase operating expenses at the refineries.

Our hedging activities may limit our potential gains, exacerbate potential losses and involve other risks.

We may enter into commodity derivatives contracts to hedge our crude price risk or crack spread risk with respect to a portion of our expected gasoline and distillate production on a rolling basis. Consistent with that policy we may hedge some percentage of future crude supply. We may enter into hedging arrangements with the intent to secure a minimum fixed cash flow stream on the volume of products hedged during the hedge term and to protect against volatility in commodity prices. Our hedging arrangements may fail to fully achieve these objectives for a variety of reasons, including our failure to have adequate hedging arrangements, if any, in effect at any particular time and the failure of our hedging arrangements to produce the anticipated results. We may not be able to procure adequate hedging arrangements due to a variety of factors. Moreover, such transactions may limit our ability to benefit from favorable changes in crude oil and refined product prices. In addition, our hedging activities may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	the volumes of our actual use of crude oil or production of the applicable refined products is less than the volumes subject to the hedging arrangement;

•	accidents, interruptions in feedstock transportation, inclement weather or other events cause unscheduled shutdowns or otherwise adversely affect our refineries, or those of our suppliers or customers;

•	changes in commodity prices have a material impact on collateral and margin requirements under our hedging arrangements, resulting in us being subject to margin calls;

•	the counterparties to our derivative contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts the commodity or crack spread subject to the hedging arrangement.

As a result, the effectiveness of our hedging strategy could have a material impact on our financial results.

In addition, these hedging activities involve basis risk. Basis risk in a hedging arrangement occurs when the price of the commodity we hedge is more or less variable than the index upon which the hedged commodity is based, thereby making the hedge less effective. For example, a NYMEX index used for hedging certain volumes of our crude oil or refined products may have more or less variability than the actual cost or price we realize for such crude oil or refined products. We may not hedge all the basis risk inherent in our hedging arrangements and derivative contracts.

Our commodity derivative activities could result in period-to-period earnings volatility.

We do not apply hedge accounting to all of our commodity derivative contracts and, as a result, unrealized gains and losses will be charged to our earnings based on the increase or decrease in the market value of such unsettled positions. These gains and losses may be reflected in our income statement in periods that differ from when the settlement of the underlying hedged items are reflected in our income statement. Such derivative gains or losses in earnings may produce significant period-to-period earnings volatility that is not necessarily reflective of our underlying operational performance.

The adoption of derivatives legislation by the United States Congress could have an adverse effect on our ability to use derivatives contracts to reduce the effect of commodity price, interest rate and other risks associated with our business.

The United States Congress in 2010 passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which, among other things, established federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. In connection with the Dodd-Frank Act, the Commodity Futures Trading Commission, or the CFTC, has proposed rules to set position limits for certain futures and option contracts, and for swaps that are their economic equivalent, in the major energy markets. The legislation and related regulations may also require us to comply with margin requirements and with certain clearing and trade-execution requirements if we do not satisfy certain specific exceptions. The legislation may also require the counterparties to our derivatives contracts to transfer or assign some of their derivatives contracts to a separate entity, which may not be as creditworthy as the current counterparty. The legislation and related regulations could significantly increase the cost of derivatives contracts (including through requirements to post collateral), materially alter the terms of derivatives contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivatives contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Any of these consequences could have a material adverse effect on us, our financial condition and our results of operations.

Our operations could be disrupted if our critical information systems are hacked or fail, causing increased expenses and loss of sales.

Our business is highly dependent on financial, accounting and other data processing systems and other communications and information systems, including our enterprise resource planning tools. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If a key system was hacked or otherwise interfered with by an unauthorized access, or was to fail or experience unscheduled downtime for any reason, even if only for a short period, our operations and financial results could be affected adversely. Our systems could be damaged or interrupted by a security breach, cyber-attack, fire, flood, power loss, telecommunications failure or similar event. We have a formal disaster recovery plan in place, but this plan may not prevent delays or other complications that could arise from an information systems failure. Further, our business interruption insurance may not compensate us adequately for losses that may occur. Finally, federal legislation relating to cyber-security threats could impose additional requirements on our operations.

Product liability claims and litigation could adversely affect our business and results of operations.

Product liability is a significant commercial risk. Substantial damage awards have been made in certain jurisdictions against manufacturers and resellers based upon claims for injuries and property damage caused by the use of or exposure to various products. Failure of our products to meet required specifications or claims that a product is inherently defective could result in product liability claims from our shippers and customers, and also arise from contaminated or off-specification product in commingled pipelines and storage tanks and/or defective fuels. Product liability claims against us could have a material adverse effect on our business or results of operations.

We may incur significant liability under, or costs and capital expenditures to comply with, environmental and health and safety regulations, which are complex and change frequently.

Our operations are subject to federal, state and local laws regulating, among other things, the use and/or handling of petroleum and other regulated materials, the emission and discharge of materials into the environment, waste management, and remediation of discharges of petroleum and petroleum products, characteristics and composition of gasoline and distillates and other matters otherwise relating to the protection of the environment and the health and safety of the surrounding community. For example, the SCAQMD recently announced that it will consider banning the use of modified hydrofluoric acid, also known as MHF, in California. We utilize MHF in the manufacturing of gasoline at our Torrance refinery. If MHF usage is limited or restricted by the SCAQMD, our current operations would be adversely affected, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our operations are also subject to extensive laws and regulations relating to occupational health and safety.

We cannot predict what additional environmental, health and safety legislation or regulations may be adopted in the future, or how existing or future laws or regulations may be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.

Certain environmental laws impose strict, and in certain circumstances, joint and several, liability for costs of investigation and cleanup of such spills, discharges or releases on owners and operators of, as well as persons who arrange for treatment or disposal of regulated materials at, contaminated sites. Under these laws, we may incur liability or be required to pay penalties for past contamination, and third parties may assert claims against us for damages allegedly arising out of any past or future contamination. The potential penalties and clean-up costs for past or future releases or spills, the failure of prior owners of our facilities to complete their clean-up obligations, the liability to third parties for damage to their property, or the need to address newly-discovered information or conditions that may require a response could be significant, and the payment of these amounts could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Environmental clean-up and remediation costs of our sites and environmental litigation could decrease our net cash flow, reduce our results of operations and impair our financial condition.

We are subject to liability for the investigation and clean-up of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the treatment or disposal of regulated materials. We may become involved in future litigation or other proceedings. If we were to be held responsible for damages in any litigation or proceedings, such costs may not be covered by insurance and may be material. Historical soil and groundwater contamination has been identified at each of our refineries. Currently remediation projects are underway in accordance with regulatory requirements at our refineries. In connection with the acquisitions of certain of our refineries, the prior owners have retained certain liabilities or indemnified us for certain liabilities, including those relating to pre-acquisition soil and groundwater conditions, and in some instances we have assumed certain liabilities and environmental obligations, including certain existing and potential remediation obligations. If the prior owners fail to satisfy their obligations for any reason, or if significant liabilities arise in the areas in which we assumed liability, we may become responsible for remediation expenses and other environmental liabilities, which could have a material adverse effect on our financial condition. As a result, in addition to making capital expenditures or incurring other costs to comply with environmental laws, we also may be liable for significant environmental litigation or for investigation and remediation costs and other liabilities arising from the ownership or operation of these assets by prior owners, which could materially adversely affect our financial condition, results of operations and cash flow. See “Business—Environmental, Health and Safety Matters.”

We may also face liability arising from current or future claims alleging personal injury or property damage due to exposure to chemicals or other regulated materials, such as asbestos, benzene, silica dust and petroleum hydrocarbons, at or from our facilities. We may also face liability for personal injury, property damage, natural resource damage or clean-up costs for the alleged migration of contamination from our properties. A significant increase in the number or success of these claims could materially adversely affect our financial condition, results of operations and cash flow.

Regulation of emissions of greenhouse gases could force us to incur increased capital and operating costs and could have a material adverse effect on our results of operations and financial condition.

Both houses of Congress have actively considered legislation to reduce emissions of greenhouse gases (“GHGs”), such as carbon dioxide and methane, including proposals to: (i) establish a cap and trade system, (ii) create a federal renewable energy or “clean” energy standard requiring electric utilities to provide a certain percentage of power from such sources, and (iii) create enhanced incentives for use of renewable energy and increased efficiency in energy supply and use. In addition, the EPA is taking steps to regulate GHGs under the existing federal Clean Air Act (the “CAA”). The EPA has already adopted regulations limiting emissions of GHGs from motor vehicles, addressing the permitting of GHG emissions from stationary sources, and requiring the reporting of GHG emissions from specified large GHG emission sources, including refineries. These and similar regulations could require us to incur costs to monitor and report GHG emissions or reduce emissions of GHGs associated with our operations. In addition, various states, individually as well as in some cases on a regional basis, have taken steps to control GHG emissions, including adoption of GHG reporting requirements, cap and trade systems and renewable portfolio standards (such as AB 32 regulations in California). Efforts have also been undertaken to delay, limit or prohibit the EPA and possibly state action to regulate GHG emissions, and it is not possible at this time to predict the ultimate form, timing or extent of federal or state regulation. In addition, it is currently uncertain how the new presidential administration will address GHG emissions. In the event we do incur increased costs as a result of increased efforts to control GHG emissions, we may not be able to pass on any of these costs to our customers. Such requirements also could adversely affect demand for the refined petroleum products that we produce. Any increased costs or reduced demand could materially and adversely affect our business and results of operation.

Requirements to reduce emissions could result in increased costs to operate and maintain our facilities as well as implement and manage new emission controls and programs put in place. For example, AB 32 in California requires the state to reduce its GHG emissions to 1990 levels by 2020. Additionally, in September 2016, the state of California enacted Senate Bill 32 which further reduces greenhouse gas emissions targets to 40 percent below 1990 levels by 2030. Two regulations implemented to achieve these goals are Cap-and-Trade and the Low Carbon Fuel Standard (“LCFS”). In 2012, the California Air Resource Board (“CARB”) implemented Cap-and-Trade. This program currently places a cap on GHGs and we are required to acquire a sufficient number of credits to cover emissions from our refineries and our in-state sales of gasoline and diesel. In 2009, CARB adopted the LCFS, which requires a 10% reduction in the carbon intensity of gasoline and diesel by 2020. Compliance is achieved through blending lower carbon intensity biofuels into gasoline and diesel or by purchasing credits. Compliance with each of these programs is facilitated through a market-based credit system. If sufficient credits are unavailable for purchase or we are unable to pass through costs to our customers, we have to pay a higher price for credits or if we are otherwise unable to meet our compliance obligations, our financial condition and results of operations could be adversely affected.

Climate change could have a material adverse impact on our operations and adversely affect our facilities.

Some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. We believe the issue of climate change will likely continue to receive scientific and political attention, with the potential for further laws and regulations that could materially adversely affect our ongoing operations.

In addition, as many of our facilities are located near coastal areas, rising sea levels may disrupt our ability to operate those facilities or transport crude oil and refined petroleum products. Extended periods of such disruption could have an adverse effect on our results of operation. We could also incur substantial costs to protect or repair these facilities.

Renewable fuels mandates may reduce demand for the refined fuels we produce, which could have a material adverse effect on our results of operations and financial condition. The market prices for RINs have been volatile and may harm our profitability.

Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the EPA has issued Renewable Fuel Standards, or RFS, implementing mandates to blend renewable fuels into the petroleum fuels produced and sold in the United States. Under RFS, the volume of renewable fuels that obligated refineries must blend into their finished petroleum fuels increases annually over time until 2022. In addition, certain states have passed legislation that requires minimum biodiesel blending in finished distillates. On October 13, 2010, the EPA raised the maximum amount of ethanol allowed under federal law from 10% to 15% for cars and light trucks manufactured since 2007. The maximum amount allowed under federal law currently remains at 10% ethanol for all other vehicles. Existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may increase. Because we do not produce renewable fuels, increasing the volume of renewable fuels that must be blended into our products displaces an increasing volume of our refinery’s product pool, potentially resulting in lower earnings and profitability. In addition, in order to meet certain of these and future EPA requirements, we may be required to purchase renewable fuel credits, known as “RINS,” which may have fluctuating costs. We have seen a fluctuation in the cost of RINs, required for compliance with the RFS. We incurred approximately $347.5 million in RINs costs during the year ended December 31, 2016 as compared to $171.6 million and $115.7 million during the years ended December 31, 2015 and 2014, respectively. We incurred approximately $119.7 million and $157.2 million in RINs costs for the six months ended June 30, 2017 and 2016, respectively. The fluctuations in our RINs costs are due primarily to volatility in prices for ethanol-linked RINs and increases in our production of on-road transportation fuels since 2012. Our RINs purchase obligation is dependent on our actual shipment of on-road transportation fuels domestically and the amount of blending achieved which can cause variability in our profitability.

Our pipelines are subject to federal and/or state regulations, which could reduce profitability and the amount of cash we generate.

Our transportation activities are subject to regulation by multiple governmental agencies. The regulatory burden on the industry increases the cost of doing business and affects profitability. Additional proposals and proceedings that affect the oil industry are regularly considered by Congress, the states, the Federal Energy Regulatory Commission, the United States Department of Transportation, and the courts. We cannot predict when or whether any such proposals may become effective or what impact such proposals may have. Projected operating costs related to our pipelines reflect the recurring costs resulting from compliance with these regulations, and these costs may increase due to future acquisitions, changes in regulation, changes in use, or discovery of existing but unknown compliance issues.

We are subject to strict laws and regulations regarding employee and process safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and profitability.

We are subject to the requirements of the Occupational Safety & Health Administration, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, process safety standards and control of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and the cash flows of the business if we are subjected to significant fines or compliance costs.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities, including federal, state, local and foreign taxes such as income, excise, sales/use, payroll, franchise, property, gross receipts, withholding and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. These liabilities are subject to periodic audits by the respective taxing authorities, which could increase our tax liabilities. Subsequent changes to our tax liabilities as a result of these audits may also subject us to interest and penalties. There can be no certainty that our federal, state, local or foreign taxes could be passed on to our customers.

Furthermore, the new presidential administration has called for substantial change to fiscal and tax policies, which may include comprehensive tax reform. We cannot predict the impact, if any, of these changes to our business. However, it is possible that some of these changes could adversely affect our business. Until we know what changes are enacted, we will not know whether in total we are negatively impacted by the changes.

Changes in our credit profile could adversely affect our business.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms for our purchases or require us to post security or letters of credit prior to payment. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our suppliers of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This, in turn, could cause us to be unable to operate one or more of our refineries at full capacity.

Changes in laws or standards affecting the transportation of North American crude oil by rail could significantly impact our operations, and as a result cause our costs to increase.

Investigations into past rail accidents involving the transport of crude oil have prompted government agencies and other interested parties to call for increased regulation of the transport of crude oil by rail including in the areas of crude oil constituents, rail car design, routing of trains and other matters. Recent regulation governing shipments of petroleum crude oil by rail requires shippers to properly test and classify petroleum crude oil and further requires shippers to treat Class 3 petroleum crude oil transported by rail in tank cars as a Packing Group I or II hazardous material only. The DOT recently issued additional rules and regulations that require rail carriers to provide certain notifications to State agencies along routes utilized by trains over a certain length carrying crude oil, enhance safety training standards under the Rail Safety Improvement Act of 2008, require each railroad or contractor to develop and submit a training program to perform regular oversight and annual written reviews and establish enhanced tank car standards and operational controls for high-hazard flammable trains. The new rules and any further changes in law, regulations or industry standards that require us to reduce the volatile or flammable constituents in crude oil that is transported by rail, alter the design or standards for rail cars we use, change the routing or scheduling of trains carrying crude oil, or any other changes that detrimentally affect the economics of delivering North American crude oil by rail to our, or subsequently to third party, refineries, could increase our costs, which could have a material adverse effect on our financial condition, results of operations, cash flows and our ability to service our indebtedness.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

Our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our business, results of operations and cash flows.

We may incur significant liability under, or costs and capital expenditures to comply with, environmental and health and safety regulations, which are complex and change frequently.

Our operations are subject to federal, state and local laws regulating, among other things, the handling of petroleum and other regulated materials, the emission and discharge of materials into the environment, waste management, and remediation of discharges of petroleum and petroleum products, characteristics and composition of gasoline and distillates and other matters otherwise relating to the protection of the environment. Our operations are also subject to extensive laws and regulations relating to occupational health and safety.

We cannot predict what additional environmental, health and safety legislation or regulations may be adopted in the future, or how existing or future laws or regulations may be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.

Certain environmental laws impose strict, and in certain circumstances joint and several liability for, costs of investigation and cleanup of such spills, discharges or releases on owners and operators of, as well as persons who arrange for treatment or disposal of regulated materials at contaminated sites. Under these laws, we may incur liability or be required to pay penalties for past contamination, and third parties may assert claims against us for damages allegedly arising out of any past or future contamination. The potential penalties and clean-up costs for past or future releases or spills, the failure of prior owners of our facilities to complete their clean-up obligations, the liability to third parties for damage to their property, or the need to address newly-discovered information or conditions that may require a response could be significant, and the payment of these amounts could have a material adverse effect on our business, financial condition and results of operations.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year for our refining operations. We depend on favorable weather conditions in the spring and summer months.

Demand for gasoline products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and construction work. Varying vapor pressure requirements between the summer and winter months also tighten summer gasoline supply. As a result, our operating results are generally lower for the first and fourth quarters of each year.

We may not be able to successfully integrate the Torrance Refinery into our business, or realize the anticipated benefits of these acquisitions.

Following the completion of the Torrance Acquisition, the integration of this business into our operations may be a complex and time-consuming process that may not be successful. Prior to the completion of the Torrance Acquisition we did not have any operations in the West Coast. This may add complexity to effectively overseeing, integrating and operating this refinery and related assets. Even if we successfully integrate this business into our operations, there can be no assurance that we will realize the anticipated benefits and operating synergies. Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from this acquisition may prove to be incorrect. This acquisition involves risks, including:

•	unexpected losses of key employees, customers and suppliers of the acquired operations;

•	challenges in managing the increased scope, geographic diversity and complexity of our operations;

•	diversion of management time and attention from our existing business;

•	liability for known or unknown environmental conditions or other contingent liabilities and greater than anticipated expenditures required for compliance with environmental, safety or other regulatory standards or for investments to improve operating results; and

•	the incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets.

In connection with our recently completed Torrance Acquisition, we did not have access to the type of historical financial information that we may require regarding the prior operation of the refinery. As a result, it may be difficult for investors to evaluate the probable impact of this significant acquisition on our financial performance until we have operated the acquired refinery for a substantial period of time.

Risks Related to Our Organizational Structure

Under a tax receivable agreement, PBF Energy is required to pay the current and former holders of PBF LLC Series A Units and PBF LLC Series B Units for certain realized or assumed tax benefits it may claim arising in connection with its initial public offering and future exchanges of PBF LLC Series A Units for shares of its Class A common stock and related transactions. The indenture governing the notes allows us, under certain circumstances, to make distributions sufficient for PBF Energy to pay its obligations arising from the tax receivable agreement, and such amounts are expected to be substantial.

PBF Energy entered into a tax receivable agreement that provides for the payment from time to time (“On-Going Payments”) by PBF Energy to the current and former holders of PBF LLC Series A Units and PBF LLC Series B Units for certain tax benefits it may claim arising in connection with its prior offerings and future exchanges of PBF LLC Series A Units for shares of its Class A Common Stock and related transactions, and the amounts it may pay could be significant.

PBF Energy’s payment obligations under the tax receivable agreement are PBF Energy’s obligations and not obligations of PBF Holding, PBF Finance, or any of PBF Holding’s other subsidiaries. However, because PBF Energy is primarily a holding company with limited operations of its own, its ability to make payments under the tax receivable agreement is dependent on our ability to make future distributions to it. The indentures governing the Senior Notes allow us to make tax distributions (as defined in the indenture), and it is expected that PBF Energy’s share of these tax distributions will be in amounts sufficient to allow PBF Energy to make On-Going Payments. The indentures governing the Senior Notes also allow us to make a distribution sufficient to allow PBF Energy to make any payments required under the tax receivable agreement upon a change in control, so long as we offer to purchase all of the Senior Notes outstanding at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any. If PBF Energy’s share of the distributions it receives under these specific provisions of the indentures is insufficient to satisfy its obligations under the tax receivable agreement, PBF Energy may cause us to make distributions in accordance with other provisions of the indentures in order to satisfy such obligations. In any case, based on our estimates of PBF Energy’s obligations under the tax receivable agreement, the amount of our distributions on account of PBF Energy’s obligations under the tax receivable agreement are expected to be substantial.

For example, with respect to On-Going Payments, assuming no material changes in the relevant tax law, and that PBF Energy earns sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that PBF Energy On-Going Payments under the tax receivable agreement relating to exchanges that occurred prior to that date to aggregate $611.4 million and to range over the next 5 years from approximately $39.6 million to $60.0 million per year and decline thereafter. Further On-Going Payments by PBF Energy in respect of subsequent exchanges of PBF LLC Series A Units would be in addition to these amounts and are expected to be substantial as well. With respect to the Change of Control Payment, assuming that the market value of a share of our Class A common stock equals $22.26 per share (the closing price on June 30, 2017) and that LIBOR were to be 1.85%, we estimate as of June 30, 2017 that the aggregate amount of these accelerated payments would have been approximately $542.0 million if triggered immediately on such date. Our existing indebtedness may limit our ability to make distributions to PBF LLC, and in turn to PBF Energy to pay these obligations. These provisions may deter a potential sale of us to a third party and may otherwise make it less likely a third party would enter into a change of control transaction with PBF Energy or us.

The foregoing numbers are merely estimates—the actual payments could differ materially. For example, it is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding payments. Moreover, payments under the tax receivable agreement will be based on the tax reporting positions that PBF Energy determines in accordance with the tax receivable agreement. Neither PBF Energy nor any of its subsidiaries will be reimbursed for any payments previously made under the tax receivable agreement if the Internal Revenue Service subsequently disallows part or all of the tax benefits that gave rise to such prior payments.

Risks Related to Our Affiliation with PBFX

We depend upon PBFX for a substantial portion of our refineries’ logistics needs and have obligations for minimum volume commitments in our commercial agreements with PBFX.

We depend on PBFX to receive, handle, store and transfer crude oil and petroleum products for us from our operations and sources located throughout the United States and Canada in support of certain of our refineries under long-term, fee-based commercial agreements with us. These commercial agreements have an initial term of approximately seven to ten years and generally include minimum quarterly commitments and inflation escalators. If we fail to meet the minimum commitments during any calendar quarter, we will be required to make a shortfall payment quarterly to PBFX equal to the volume of the shortfall multiplied by the applicable fee.

PBFX’s operations are subject to all of the risks and operational hazards inherent in receiving, handling, storing and transferring crude oil and petroleum products, including: damages to its facilities, related equipment and surrounding properties caused by floods, fires, severe weather, explosions and other natural disasters and acts of terrorism; mechanical or structural failures at PBFX’s facilities or at third-party facilities on which its operations are dependent; curtailments of operations relative to severe seasonal weather; inadvertent damage to our facilities from construction, farm and utility equipment; and other hazards. Any of these events or factors could result in severe damage or destruction to PBFX’s assets or the temporary or permanent shut-down of PBFX’s facilities. If PBFX is unable to serve our logistics needs, our ability to operate our refineries and receive crude oil and distribute products could be adversely impacted, which could adversely affect our business, financial condition and results of operations.

All of the executive officers and a majority of the directors of PBF GP are also current or former officers of PBF Energy. Conflicts of interest could arise as a result of this arrangement.

PBF Energy indirectly owns and controls PBF GP, and appoints all of its officers and directors. All of the executive officers and a majority of the directors of PBF GP are also current or former officers or directors of PBF Energy. These individuals will devote significant time to the business of PBFX. Although the directors and officers of PBF GP have a fiduciary duty to manage PBF GP in a manner that is beneficial to PBF Energy, as directors and officers of PBF GP they also have certain duties to PBFX and its unit holders. Conflicts of interest may arise between PBF Energy and its affiliates, including PBF GP, on the one hand, and PBFX and its unit holders, on the other hand. In resolving these conflicts of interest, PBF GP may favor its own interests and the interests of PBFX over the interests of PBF Energy and its subsidiaries. In certain circumstances, PBF GP may refer any conflicts of interest or potential conflicts of interest between PBFX, on the one hand, and PBF Energy, on the other hand, to its conflicts committee (which must consist entirely of independent directors) for resolution, which conflicts committee must act in the best interests of the public unit holders of PBFX. As a result, PBF GP may manage the business of PBFX in a way that may differ from the best interests of PBF Energy or us.

Risks Relating to Our Indebtedness and the Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

Our substantial indebtedness may significantly affect our financial flexibility in the future. As of June 30, 2017, we have total long-term debt of $1,654.2 million, excluding deferred debt issuance costs of $27.4 million, and we could incur an additional $780.8 million of senior indebtedness under our existing debt agreements. We may incur additional indebtedness in the future. Our strategy includes executing future refinery and logistics acquisitions. Any significant acquisition would likely require us to incur additional indebtedness in order to finance all or a portion of such acquisition. The level of our indebtedness has several important consequences for our future operations, including that:

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal of, and interest on, our indebtedness and will not be available for other purposes;

•	covenants contained in our existing debt arrangements limit our ability to borrow additional funds, dispose of assets and make certain investments;

•	these covenants also require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited; and

•	we may be at a competitive disadvantage to those of our competitors that are less leveraged; and we may be more vulnerable to adverse economic and industry conditions.

Our substantial indebtedness increases the risk that we may default on our debt obligations, certain of which contain cross-default and/or cross-acceleration provisions. We have significant principal payments due under our debt instruments. Our and our subsidiaries’ ability to meet their principal obligations will be dependent upon our future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay our substantial indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Despite our level of indebtedness, we and our subsidiaries may be able to incur substantially more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future including additional secured debt. Although our debt instruments and financing arrangements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. To the extent new debt is added to our currently anticipated debt levels, the substantial leverage risks described above would increase. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness.

Restrictive covenants in our debt instruments may limit our ability to undertake certain types of transactions.

Various covenants in our debt instruments and other financing arrangements may restrict our and our subsidiaries’ financial flexibility in a number of ways. Our indebtedness subjects us to significant financial and other restrictive covenants, including restrictions on our ability to incur additional indebtedness, place liens upon assets, pay dividends or make certain other restricted payments and investments, consummate certain asset sales or asset swaps, conduct businesses other than our current businesses, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Some of these debt instruments also require our subsidiaries to satisfy or maintain certain financial condition tests in certain circumstances. Our subsidiaries’ ability to meet these financial condition tests can be affected by events beyond our control and they may not meet such tests.

Provisions in our indentures could discourage an acquisition of us by a third party.

Certain provisions of our indentures could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a “change in control” as described in the indentures governing the Senior Notes, holders of our Senior Notes could require us to repurchase all outstanding Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, at the date of repurchase.

Not all of our subsidiaries guarantee the notes and, under certain circumstances, the subsidiary guarantees will be released.

Certain of our subsidiaries do not guarantee the notes. Additionally, under the terms of the indenture governing the notes, under certain circumstances, some or all of the guarantors may cease to guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes will be structurally subordinated to the debt and other liabilities of our non-guarantor subsidiaries. For the six months ended June 30, 2017, our non-guarantor subsidiaries did not account for any of our net revenue, and, at June 30, 2017, represented approximately $693.0 million, or 10.7%, of our total assets and approximately $234.8 million, or 5.9%, of our total liabilities.

If a subsidiary does not have outstanding indebtedness or guarantee specified indebtedness at any time, the note guarantee of such subsidiary will be released. If all of the subsidiary guarantors are released from their guarantees of these notes, our subsidiaries will have no obligation to pay any amounts due on the notes. In the event of the release of any subsidiary guarantor’s guarantee, PBF Holding’s right, as an equity holder of such subsidiary, to receive any assets of such subsidiary upon its liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors.

The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or void the subsidiary guarantees.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability, including contingent liabilities, on its existing debts as they become absolute and mature; or

•	it could not pay its debts as they became due.

We cannot assure you as to what standard for measuring insolvency a court would apply or that a court would agree with our conclusions.

We may not be able to repurchase the notes upon a change of control triggering event, and a change of control triggering event could result in us facing substantial repayment obligations under our Revolving Loan, the 2023 Notes, the notes and other agreements.

Upon occurrence of a change of control triggering event, the indenture provides that you will have the right to require us to repurchase all or any part of your notes with a cash payment equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest. Additionally, our ability to repurchase the notes upon such a change of control triggering event would be limited by our access to funds at the time of the repurchase and the terms of our other debt agreements. Upon a change of control triggering event, we may be required immediately to repay the outstanding principal, any accrued and unpaid interest on and any other amounts owed by us under our Revolving Loan, the Senior Notes and any other outstanding indebtedness. Other agreements to which we are a party may also require payment upon a change of control affecting us or PBF Energy. The source of funds for these repayments would be our available cash or cash generated from other sources. However, we cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future, in which case the lenders under our Revolving Loan and the lenders under certain other outstanding indebtedness would have the right to foreclose on certain of our assets, which would have a material adverse effect on us. Furthermore, certain change of control events would constitute an event of default under the agreement governing our Revolving Loan and certain other outstanding indebtedness, and we might not be able to obtain a waiver of such defaults.

We have, and are permitted to create further, unrestricted subsidiaries, which will not be subject to any of the covenants in the indenture, and we may not be able to rely on the cash flow or assets of unrestricted subsidiaries to pay our indebtedness.

The indenture permits us to designate certain of our subsidiaries as unrestricted subsidiaries, which subsidiaries would not be subject to the restrictive covenants in the indenture. We have a number of unrestricted subsidiaries and we may designate others in the future, including in connection with any future transactions with PBF Logistics. This means that these entities are or would be able to engage in many of the activities the indenture would otherwise prohibit, such as incurring substantial additional debt (secured or unsecured), making investments, selling, encumbering or disposing of substantial assets, entering into transactions with affiliates and entering into mergers or other business combinations. These actions could be detrimental to our ability to make payments when due and to comply with our other obligations under the terms of our outstanding indebtedness.

In addition, if we designate a restricted subsidiary as an unrestricted subsidiary for purposes of the indenture, any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture. Accordingly, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. Finally, the initiation of bankruptcy or insolvency proceedings or the entering of a judgment against these entities, or their default under their other credit arrangements will not result in an event of default under the indenture or the revolving credit facility.

Many of the covenants in the indenture will be terminated if the notes are rated investment grade.

Many of the covenants in the indenture governing the notes will be terminated if the notes are rated investment grade, provided at such time no default under the indenture has occurred and is continuing. These covenants include those that restrict, among other things, our ability to pay distributions, incur debt, and to enter into certain other transactions. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, that the notes will maintain these ratings. However, termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. See “Description of Notes—Certain Covenants.”

The trading price of the notes may be volatile and can be directly affected by many factors, including our credit rating.

The trading price of the notes could be subject to significant fluctuation in response to, among other factors, changes in our operating results, interest rates, the market for noninvestment grade securities, general economic conditions and securities analysts’ recommendations, if any, regarding our securities. Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading price of the notes, or the trading market for the notes, to the extent a trading market for the notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future and any fluctuation may impact the trading price of the notes.

If a bankruptcy petition were filed by or against us, holders of notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us under the United States Bankruptcy Code, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of original issue discount (“OID”) that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing may be held to constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the notes, even if sufficient funds are available.

PBF Finance Corporation has limited assets and no operations.

PBF Finance Corporation is a wholly owned subsidiary of PBF Holding that was incorporated for the sole purpose of being a co-issuer or guarantor of certain of our indebtedness. PBF Finance Corporation is capitalized with an amount of cash required to satisfy minimum statutory capitalization requirements. Except with respect to such amount of cash, PBF Finance Corporation does not have any assets, operations or revenues. As a result, you should not expect that the co-issuer will participate in servicing any principal or interest obligations under the notes.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

At the closing of the offering of the old notes, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed, for the benefit of the holders of the old notes, at our cost, to file an exchange offer registration statement with the SEC with respect to the exchange offer for the new notes, and use commercially reasonable efforts to consummate the exchange offer not later than 365 days after the date of original issuance of the old notes.

Upon the SEC’s declaring the exchange offer registration statement effective, we agreed to offer the new notes in exchange for surrender of the old notes. We agreed to keep the exchange offer open for a period of not less than 20 business days after the date notice thereof is sent to the holders of the old notes.

For each old note surrendered to us pursuant to the exchange offer, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the surrendered old note or, if no interest has been paid on such old note, from May 30, 2017. The registration rights agreement also provides that we shall use commercially reasonable efforts to keep the registration statement effective and to amend and supplement this prospectus in order to permit this prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for such period of time as such persons must comply with such requirements in order to resell the new notes; provided, however, that (i) in the case where this prospectus and any amendment or supplement thereto must be delivered by a broker-dealer who holds notes that were acquired for its own account as a result of market making activities or other trading activities or an initial purchaser, such period shall be the lesser of 180 days following the consummation of the exchange offer and the date on which all broker-dealers and the initial purchasers have sold all new notes held by them (unless such period is extended), and (ii) upon request we shall make this prospectus and any amendment or supplement thereto available to any broker-dealer for use in connection with any resale of new notes for a period of not less than 90 days after the consummation of the exchange offer.

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer new notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the new notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the new notes; and

•	you are acquiring the new notes in the ordinary course of your business.

If you are an affiliate of ours or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the new notes, or are not acquiring the new notes in the ordinary course of your business:

•	you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters; and

•	in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

This prospectus may be used for an offer to resell, resale or other transfer of new notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution” for more details regarding the transfer of new notes.

Under the circumstances set forth below, we will use commercially reasonable efforts to cause the SEC to declare effective (unless it becomes effective automatically) a shelf registration statement with respect to the resale of the notes within the time periods specified in the registration rights agreement and keep the statement effective for one year (unless such period is extended) from the effective date of such shelf registration statement or such shorter period that will terminate when all the notes covered by the shelf registration statement have been sold pursuant thereto or are no longer restricted securities as defined in Rule 144 under the Securities Act. These circumstances include:

•	if any changes in law or applicable interpretations thereof by the SEC do not permit us to effect an exchange offer as contemplated by the registration rights agreement;

•	if an exchange offer is not consummated within 365 days after the date of original issuance of the old notes;

•	if any initial purchaser so requests with respect to the old notes not eligible to be exchanged for the new notes and held by it following the consummation of the exchange offer; or

•	if any holder, other than a broker-dealer, is not eligible to participate in the exchange offer, or if any holder, other than a broker-dealer, that participates in the exchange offer does not receive freely tradeable new notes in exchange for tendered old notes, other than due solely to the status of such holder as an “affiliate” of the Company within the meaning of the Securities Act.

Under the registration rights agreement, subject to certain exceptions, if (i) the exchange offer has not been consummated or a shelf registration statement has not been declared effective by the SEC, in each case, on or prior to the 365th day after the date of original issuance of the old notes, or (ii) if applicable, a shelf registration statement has been declared effective but thereafter ceases to be effective at any time (other than because of the sale of all of the notes registered thereunder), then additional interest will accrue on the principal amount of the old notes at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue), up to a maximum of 1.00% per annum of additional interest, beginning on the 366th day after the date of original issuance of the old notes, in the case of clause (i) above, or the day such shelf registration statement ceases to be effective in the case of clause (ii) above, until the exchange offer is completed or the shelf registration statement, if required, becomes effective.

Holders of the old notes will be required to make certain representations to us in order to participate in the exchange offer and will be required to deliver information to be used in connection with the shelf registration statement in order to have their old notes included in the shelf registration statement. See “—Your Representations to Us.”

This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement which includes this prospectus.

Except as set forth above, after consummation of the exchange offer, holders of old notes which are the subject of the exchange offer have no registration or exchange rights and are not entitled to additional interest under the registration rights agreement. See “—Consequences of Failure to Exchange.”

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letters of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to 12:00 a.m. midnight New York City time on the expiration date. We will issue new notes in principal amount equal to the principal amount of old notes surrendered in the exchange offer. Old notes may be tendered only for new notes and only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $725,000,000 in aggregate principal amount of the old notes is outstanding. This prospectus and the letters of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Old notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These old notes will continue to be entitled to the rights and benefits such holders have under the indenture relating to the notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If you tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letters of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 12:00 a.m. midnight, New York City time, on November 21, 2017, unless, in our sole discretion, we extend it. If we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any old notes by giving oral or written notice of such extension to their holders. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes (only in the case that we amend or extend the exchange offer);

•	to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any extension, termination or amendment will be followed promptly by oral or written notice thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the old notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we may extend the exchange offer. In the event of a material change in the exchange offer, including the waiver by us of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any new notes for, any old notes and we may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if, in our reasonable judgment, (i) the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC, or (ii) any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting old notes for exchange in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering,” “Your Representations to Us” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.

We expressly reserve the right at any time or from time to time to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving written notice of the extension to the holders. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m, New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them or waive them in our sole discretion, in whole or in part, at any time at or before the expiration of the exchange offer. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your old notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person or entity through which your old notes are held and instruct that person or entity to tender on your behalf. If you have any questions or need help in exchanging your notes, please call the exchange agent, whose contact information is set forth in “Prospectus Summary—The Exchange Offer—Exchange Agent.”

Procedures for Tendering Notes Represented by Global Notes Held in Book-Entry Form

All of the old notes were issued in book-entry form and are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the old notes issued in book-entry form and represented by global certificates held for the account of DTC may be tendered using the ATOP procedures. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their old notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender old notes and that the participant agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant agrees to be bound by the notice of guaranteed delivery.

By using the ATOP procedures to exchange old notes, you will not be required to deliver a letter of transmittal for holders of global notes to the exchange agent. However, you will be bound by its terms just as if you had signed it.

Guaranteed delivery procedures are set forth below under “Exchange Offer—Guaranteed Delivery Procedures.”

Procedures for Tendering Notes Held in Definitive Form

If you hold your notes in definitive certificated form, you are required to physically deliver your notes to the exchange agent, together with a properly completed and duly executed copy of the letter of transmittal for holders of definitive notes, prior to 12:00 a.m. midnight, New York time, on the expiration date of the exchange offer or follow the guaranteed delivery procedures set forth below under “Exchange Offer—Guaranteed Delivery Procedures.”

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letters of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	in the case of old notes issued in book-entry form and represented by global certificates held for the account of DTC, (1) a book-entry confirmation of such old notes into the exchange agent’s account at DTC and (2) a properly transmitted agent’s message; or

•	in the case of old notes held in definitive form, (1) the certificates representing such notes and (2) a properly completed and duly executed letter of transmittal relating to such definitive notes.

Return of Old Notes Not Accepted or Exchanged

If we do not accept any tendered old notes for exchange or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to their tendering holder. Such non-exchanged old notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the applicable letter of transmittal, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not our “affiliate” (as defined in Rule 405 of the Securities Act) or an “affiliate” of any guarantor;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of new notes; and

•	if you are a broker-dealer that will receive new notes for your own account in exchange for old notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Guaranteed Delivery Procedures

If you wish to tender your old notes but your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s ATOP system in the case of old notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such old notes and the principal amount of old notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered old notes in proper form for transfer or a book-entry confirmation of transfer of the old notes into the exchange agent’s account at DTC and documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your old notes according to the guaranteed delivery procedures.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date. For a withdrawal to be effective with respect to notes held in book-entry form and represented by global certificates you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn old notes and otherwise comply with the procedures of DTC. To withdraw tenders of notes held in definitive form, you must submit a written or facsimile notice of withdrawal to the exchange agent before 12:00 a.m. midnight, New York City time, on the expiration date of the exchange offer.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any old notes in global form that have been tendered for exchange but are not exchanged for any reason will be credited to an account maintained with DTC for the old notes. This crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following the procedures described under “—Procedures for Tendering” above at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date.

Fees and Expenses

We may make solicitation by mail, facsimile, telephone, electronic mail or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	all registration and filing fees and expenses;

•	all fees and expenses of compliance with federal securities and state “blue sky” or securities laws;

•	accounting fees, legal fees incurred by us, disbursements and printing, messenger and delivery services, and telephone costs; and

•	related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	new notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the old notes tendered,

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or

•	a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer.

If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the applicable letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

If you do not exchange new notes for your old notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the old notes. In general, you may not offer or sell the old notes unless the offer or sale is either registered under the Securities Act or exempt from the registration under the Securities Act and applicable state securities laws. No holder who was eligible to exchange such holder’s old notes at the time the exchange offer was pending and consummated and failed to validly tender such old notes for exchange pursuant to the exchange offer shall be entitled to receive any additional interest that would otherwise accrue subsequent to the date the exchange offer is consummated. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying value as the old notes. This carrying value is the aggregate principal amount of the old notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive old notes in a like principal amount. The form and terms of the new notes are substantially identical in all respects to the form and terms of the old notes, except the new notes will be registered under the Securities Act and will not contain restrictions on transfer, registration rights or provisions for additional interest. Old notes surrendered in exchange for the new notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2017.

This information should be read in conjunction with the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF Holding,” and the historical consolidated financial statements and related notes thereto included in this prospectus.

As of June 30, 2017
(in thousands)
Cash and cash equivalents	$114,019

Long-term debt(1)(2):
Senior notes due 2023	$500,000
Senior notes due 2025	725,000
Revolving Loan	350,000
PBF Rail Term Loan	31,704
Catalyst leases	47,454

Total long-term debt(3)	$1,654,158

Equity:
Member’s equity	2,349,357
Retained earnings	167,868
Accumulated other comprehensive loss	(25,311)

Total PBF Holding Company LLC equity	2,491,914
Noncontrolling interest	12,893

Total equity	2,504,807

Total capitalization	$4,158,965

(1)	The PBF Rail Term Loan borrower, PBF Rail, is an unrestricted subsidiary and therefore does not guarantee the notes. As of June 30, 2017, the Company did not have any borrowing capacity remaining under the PBF Rail Term Loan.

(2)	Does not include $442.6 million in outstanding letters of credit issued under the Revolving Loan.

(3)	Total long-term debt outstanding excludes debt issuance costs.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.

	Six Months ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	*	2.3x	2.3x	1.1x	2.9x	7.2x

*	Earnings for the six months ended June 30, 2017 were inadequate to cover fixed charges by $268.1 million.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents the selected historical consolidated financial data of PBF Holding. The selected historical consolidated financial data as of and for the years ended December 31, 2016, 2015 and 2014 have been derived from audited financial statements of PBF Holding, included elsewhere in this prospectus. The selected historical financial data as of and for the years ended December 31, 2013 and 2012 have been derived from the audited financial statements of PBF Holding for those periods, which are not included in this prospectus. As a result of the Chalmette and Torrance acquisitions, the historical consolidated financial results of PBF Holding only include the results of operations for Chalmette and Torrance from November 1, 2015 and July 1, 2016 forward, respectively. The information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 was derived from the unaudited condensed consolidated financial statements of PBF Holding, included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

The historical consolidated financial data and other statistical data presented below should be read in conjunction with the consolidated financial statements of PBF Holding and the related notes thereto, included elsewhere in this prospectus, and the sections entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF Holding.” The consolidated financial information may not be indicative of our future performance.

	Year Ended December 31,					Six Months Ended June 30,
	(in thousands)
	2016	2015	2014	2013	2012	2017	2016
Revenue	$15,908,537	$13,123,929	$19,828,155	$19,151,455	$20,138,687	$9,763,449	$6,655,958
Cost and expenses:
Cost of sales, excluding depreciation	13,765,088	11,611,599	18,514,054	17,803,314	18,269,078	8,914,587	5,730,731
Operating expense, excluding depreciation	1,390,582	889,368	880,701	812,652	738,824	835,423	568,178
General and administrative expenses (1)	149,643	166,904	140,150	95,794	120,443	75,399	71,360
Equity income in investee (2)	(5,679)	—	—	—	—	(7,419)	—
Loss (gain) on sale of assets	11,374	(1,004)	(895)	(183)	(2,329)	912	3,222
Depreciation and amortization expense	209,840	191,110	178,996	111,479	92,238	118,683	103,212

	15,520,848	12,857,977	19,713,006	18,823,056	19,218,254	9,937,585	6,476,703

Income (loss) from operations	387,689	265,952	115,149	328,399	920,433	(174,136)	179,255
Other income (expense)
Change in fair value of contingent considerations	—	—	—	—	(2,768)	—	—
Change in fair value of catalyst lease	1,422	10,184	3,969	4,691	(3,724)	(1,484)	(4,633)
Debt extinguishment costs	—	—	—	—	—	(25,451)	—
Interest expense, net	(129,536)	(88,194)	(98,001)	(94,214)	(108,629)	(63,513)	(64,550)

Income (loss) before income taxes	259,575	187,942	21,117	238,876	805,312	(264,584)	110,072
Income tax expense (benefit)	23,689	648	—	—	—	6,332	26,996

Net income (loss)	235,886	187,294	21,117	238,876	805,312	(270,916)	83,076
Less: net income attributable to noncontrolling interests	269	274	—	—	—	380	393

Net income (loss) attributable to PBF Holding LLC	$235,617	$187,020	$21,117	$238,876	$805,312	$(271,296)	$82,683

Balance sheet data (at end of period)
Total assets	$6,566,897	$5,082,722	$4,013,762	$4,192,504	$4,085,264	$6,473,759	$5,950,599
Total long-term debt (3)	1,601,836	1,272,937	750,349	747,576	729,980	1,654,158	1,821,200
Total equity	2,588,933	1,821,284	1,630,516	1,772,153	1,751,654	2,504,807	1,836,775
Selected financial data:
Capital expenditures (4)	1,498,191	979,481	625,403	415,702	222,688	417,697	240,668

(1)	Includes acquisition related expenses consisting primarily of consulting and legal expenses related to the Chalmette Acquisition and the Torrance Acquisition of $13.6 million and $5.8 million in 2016 and 2015, respectively. For the six months ended June 30, 2017 and 2016, includes acquisition related expenses consisting primarily of consulting and legal expenses of $0.5 million and $7.1 million, respectively, related to the Chalmette and Torrance Acquisitions and pending and nonconsummated acquisitions.

(2)	Subsequent to the closing of the TVPC Contribution Agreement between PBFX and PBF LLC on August 31, 2016, the Company accounts for its 50% equity ownership of TVPC as an investment in an equity method investee.

(3)	Total long-term debt, excluding debt issuance costs and affiliate notes payable, includes current maturities and our Delaware Economic Development Authority Loan.

(4)	Includes expenditures for acquisitions, construction in progress, property, plant and equipment (including railcar purchases), deferred turnaround costs and other assets, excluding the proceeds from sales of assets.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements are presented to show how the Company might have looked if the Torrance Acquisition, borrowings incurred under our Revolving Loan to fund the Torrance Acquisition, the consummation of the 2025 Senior Notes offering and the redemption of the 2020 Senior Secured Notes as described below had occurred on the date and for the periods indicated below. We derived the following unaudited pro forma condensed consolidated financial statements by applying pro forma adjustments to our historical consolidated financial statements and the historical financial statements of the Torrance refinery and related logistics assets (collectively “Torrance Refining”). The pro forma effects of the Torrance Acquisition are based on the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations.

We derived the following unaudited pro forma condensed consolidated financial statements by applying pro forma adjustments to our historical condensed consolidated financial statements that give effect to the the Torrance Acquisition, borrowings incurred under our Revolving Loan to fund the Torrance Acquisition, the consummation of the 2025 Senior Notes offering and the redemption of the 2020 Senior Secured Notes. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 combines the historical results of operations of the Company and Torrance Refining, as if the acquisition occurred on January 1, 2016 and gives effect to the borrowing incurred under our Revolving Loan to fund the Torrance Acquisition and the consummation of the 2025 Senior Notes offering and the redemption of the 2020 Senior Secured Notes, as if they occurred on January 1, 2016. As the Torrance Acquisition and the consummation of the 2025 Senior Notes offering and the redemption of the 2020 Senior Secured Notes occurred prior to June 30, 2017 and such transactions are included in the historical balance sheet as of that date, no pro forma balance sheet is necessary.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 do not reflect future events that may occur after the completion of the Torrance Acquisition on July 1, 2016, including but not limited to the anticipated realization of cost savings from operating synergies and certain charges expected to be incurred in connection with the transaction, including, but not limited to, costs that may be incurred in connection with integrating the operations of Torrance Refining.

The unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date. In addition, they do not purport to indicate the results that would actually have been obtained had the Torrance Acquisition been completed on the assumed date or for the periods presented, or which may be realized in the future.

The pro forma adjustments for the six months ended June 30, 2017 principally give effect to:

•	the consummation of the offering of the 2025 Senior Notes and redemption of the 2020 Senior Secured Notes; and

The pro forma adjustments for the year ended December 31, 2016 principally give effect to:

•	the closing of the Torrance Acquisition and the associated impact on our statement of operations including the borrowings incurred under our Revolving Loan to fund the Torrance Acquisition; and

•	the consummation of the offering of the 2025 Senior Notes and redemption of the 2020 Senior Secured Notes.

The unaudited pro forma consolidated statements of operations should be read in conjunction with the section entitled “Prospectus Summary”, “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PBF Holding”, “Description of Notes” and “Use of Proceeds” in this prospectus and our historical consolidated financial statements and related notes thereto, and the historical 2015 audited financial statements and the June 30, 2016 unaudited financial statements of Torrance Refining, each included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six months ended June 30, 2017

(in thousands)

	Historical	Other Pro Forma Adjustments		Pro Forma Condensed Consolidated
Revenues	$9,763,449	$—		$9,763,449

Cost and expenses:
Cost of sales, excluding depreciation	8,914,587	—		8,914,587
Operating expenses, excluding depreciation	835,423	—		835,423
General and administrative expenses	75,399	—		75,399
Equity (income) loss investee	(7,419)			(7,419)
Gain on sale of assets	912	—		912
Depreciation and amortization expense	118,683	—		118,683

	9,937,585	—		9,937,585

Loss from operations	(174,136)	—		(174,136)

Other income (expense)
Change in fair value of catalyst lease	(1,484)	—		(1,484)
Debt extingushment costs	(25,451)	—		(25,451)
Interest expense, net	(63,513)	2,297	(1)	(61,216)

Income (loss) before income taxes	(264,584)	2,297		(262,287)
Income tax expense	6,332	—		6,332

Net income (loss)	(270,916)	2,297		(268,619)

Less: net income attributable to noncontrolling interests	380	—		380

Net income (loss) attributable to PBF Holding Company LLC	$(271,296)	$2,297		$(268,999)

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 31, 2016

(in thousands)

	Historical		Pro Forma Effect of Accounting Changes (Note 2)		Adjusted Pro Forma Torrance Refining	Pro Forma Acquisition Adjustments (Note 3)		Other Pro Forma Adjustments		Pro Forma Condensed Consolidated
	PBF Holding	Torrance Refinery
Revenues	$15,908,537	$1,079,011	$—		$1,079,011	$—		$—		$16,987,548

Cost and expenses:
Cost of sales, excluding depreciation	13,765,088	1,000,845	—		1,000,845	—		—		14,765,933
Operating expenses, excluding depreciation	1,390,582	349,460	(18,891)	(2)	330,569	—		—		1,721,151
General and administrative expenses	149,643	52,778	—		52,778	—		—		202,421
Equity income in investee	(5,679)				—			—		(5,679)
Loss on sale of assets	11,374	—	—		—	—		—		11,374
Depreciation and amortization expense	209,840	34,722	28,384	(2)	63,106	(25,931)	(4)	—		247,015

	15,520,848	1,437,805	9,493		1,447,298	(25,931)		—		16,942,215

Income (loss) from operations	387,689	(358,794)	(9,493)		(368,287)	25,931		—		45,333

Other income (expense)
Change in fair value of catalyst lease	1,422	—	—		—	—		—		1,422
Interest expense, net	(129,536)	—	—		—	(5,632)	(5)	5,512	(1)	(129,656)

Income (loss) before income taxes	259,575	(358,794)	(9,493)		(368,287)	20,299		5,512		(82,901)
Income tax (benefit) expense	23,689	(143,936)	—		(143,936)	—		—		(120,247)

Net income (loss)	235,886	(214,858)	(9,493)		(224,351)	20,299		5,512		37,346
Less: net income attributable to noncontrolling interests	269	—	—		—	—		—		269

Net income (loss) attributable to PBF Holding Company LLC	$235,617	$(214,858)	$(9,493)		$(224,351)	$20,299		$5,512		$37,077

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

1.	Represents assumed reduction in interest expense incurred in connection with the offering of the old notes and redemption of the 2020 Senior Secured Notes as if such transactions had occurred at the beginning of the periods presented.

2.	We performed certain procedures for the purpose of identifying any material differences in significant accounting policies between PBF Holding and Torrance Refining, including any accounting adjustments that would be required in connection with adopting uniform policies. Procedures performed by PBF Holding included a review of the summary of significant accounting policies disclosed in the Torrance Refining audited financial statements and discussions with Torrance Refining management regarding their significant accounting policies in order to identify material adjustments.

Adjustments include the estimated impact of reversing refinery turnaround costs expensed by Torrance Refining from January 1, 2016 through December 31, 2016 in accordance with their historical accounting policy in order to conform to PBF Holding’s accounting policy which is to capitalize refinery turnaround costs incurred in connection with planned major maintenance activities and subsequently amortize such costs on a straight line basis over the period of time estimated to lapse until the next turnaround occurs (generally 3 to 5 years).

The impact of this adjustment for Torrance Refining includes the reversal of the turnaround expense recorded in operating expenses ($18.9 million for the year ended December 31, 2016) and recording the estimated depreciation expense of $28.4 million for 2016, associated with the turnaround costs that have been capitalized on the balance sheet in accordance with our policy.

3.	Pro forma acquisition adjustments include items that are directly attributable to the Torrance Acquisition assuming the transaction was consummated at the beginning of the fiscal year presented and are expected to have a continuing impact on the Company.

4.	Represents a decrease when comparing the estimated depreciation and amortization expense resulting from the assumed fair value of property, plant and equipment acquired through the Torrance Acquisition, calculated on a straight line basis and based on a weighted average useful life of 25 years, in comparison to the historical depreciation and amortization expense recorded.

5.	Represents assumed interest expense incurred in connection with the $550.0 million borrowings under our Revolving Loan, which were used in part to fund the Torrance Acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF PBF HOLDING

You should read the following discussion and analysis together with “Selected Historical Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, estimates, beliefs and expected performance objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Unless the context indicates otherwise, the terms “we,” “us,” and “our” refer to PBF Holding and its consolidated subsidiaries.

Executive Summary

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast, Midwest, Gulf Coast and West Coast of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. As of June 30, 2017, we own and operate five domestic oil refineries and related assets, which we acquired in 2010, 2011, 2015 and 2016. As of June 30, 2017, our refineries have a combined processing capacity, known as throughput, of approximately 900,000 barrels per day (“bpd”), and a weighted-average Nelson Complexity Index of 12.2. The Company’s oil refineries are aggregated into one reportable segment.

Our five refineries are located in Delaware City, Delaware, Paulsboro, New Jersey, Toledo, Ohio, New Orleans, Louisiana and Torrance, California. Each of these refineries is briefly described in the table below:

Refinery	Region	Nelson Complexity	Throughput Capacity (in barrels per day)	PADD	Crude Processed (1)	Source (1)
Delaware City	East Coast	11.3	190,000	1	medium and heavy sour crude	water, rail
Paulsboro	East Coast	13.2	180,000	1	medium and heavy sour crude	water, rail
Toledo	Mid-Continent	9.2	170,000	2	light, sweet crude	pipeline, truck, rail
Chalmette	Gulf Coast	12.7	189,000	3	light and heavy crude	water, pipeline
Torrance	West Coast	14.9	155,000	5	heavy and medium crude	pipeline, water, truck

(1)	Reflects the typical crude and feedstocks and related sources utilized under normal operating conditions and prevailing market environments.

Factors Affecting Comparability

Our results have been affected by the following events, the understanding of which will aid in assessing the comparability of our period to period financial performance and financial condition.

Chalmette Acquisition

On November 1, 2015, we acquired from ExxonMobil, Mobil Pipe Line Company and PDV Chalmette, Inc., 100% of the ownership interests of Chalmette Refining, which owns the Chalmette refinery and related logistics assets. The Chalmette refinery, located outside of New Orleans, Louisiana, is a dual-train coking refinery and is capable of processing both light and heavy crude oil. Subsequent to the closing of the Chalmette Acquisition, Chalmette Refining is a wholly-owned subsidiary of ours.

Chalmette Refining owns 100% of the MOEM Pipeline, providing access to the Empire Terminal, as well as the CAM Connection Pipeline, providing access to the Louisiana Offshore Oil Port facility through a third party pipeline. Chalmette Refining also owns 80% of each of the Collins Pipeline Company and T&M Terminal Company, both located in Collins, Mississippi, which provide a clean products outlet for the refinery to the Plantation and Colonial Pipelines. Also included in the acquisition are a marine terminal capable of importing waterborne feedstocks and loading or unloading finished products; a clean products truck rack which provides access to local markets; and a crude and product storage facility.

The aggregate purchase price for the Chalmette Acquisition was $322.0 million in cash, plus inventory and working capital of $246.0 million, which was finalized in the first quarter of 2016. The transaction was financed through a combination of cash on hand and borrowings under our Revolving loan.

Torrance Acquisition

On July 1, 2016, we acquired from ExxonMobil and its subsidiary, Mobil Pacific Pipeline Company (together, the “Torrance Sellers”), the Torrance refinery and related logistics assets. The Torrance refinery is strategically positioned in Southern California with advantaged logistics connectivity that offers flexible raw material sourcing and product distribution opportunities primarily in the California, Las Vegas and Phoenix area markets.

In addition to refining assets, the Torrance Acquisition included a number of high-quality logistics assets consisting of a sophisticated network of crude and products pipelines, product distribution terminals and refinery crude and product storage facilities. The most significant of the logistics assets is a 189-mile crude gathering and transportation system which delivers San Joaquin Valley crude oil directly from the field to the refinery. Additionally, included in the transaction were several pipelines which provide access to sources of crude oil including the Ports of Long Beach and Los Angeles, as well as clean product outlets with a direct pipeline supplying jet fuel to the Los Angeles airport. The Torrance refinery also has crude and product storage facilities with approximately 8.6 million barrels of shell capacity.

The purchase price for the assets was approximately $521.4 million in cash after post-closing purchase price adjustments, plus final working capital of $450.6 million. The final purchase price and fair value allocation were completed as of June 30, 2017. During the measurement period, which ended in June 2017, adjustments were made to the Company’s preliminary fair value estimates related primarily to Property, plant and equipment and Other long-term liabilities reflecting the finalization of the Company’s assessment of the costs and duration of certain assumed pre-existing environmental obligations. The transaction was financed through a combination of cash on hand, including proceeds from certain PBF Energy equity offerings, and borrowings under our Revolving Loan.

Senior Notes Offerings

On May 30, 2017, we and PBF Finance issued $725.0 million in aggregate principal amount of 7.25% Senior Notes due 2025 (the “2025 Senior Notes”). We used the net proceeds to fund the cash tender offer (the “Tender Offer”) for any and all of our outstanding 8.25% senior secured notes due 2020 (the “2020 Senior Secured Notes”), to pay the related redemption price and accrued and unpaid interest for any 2020 Senior Secured Notes that remained outstanding after the completion of the Tender Offer, and for general corporate purposes. Upon the satisfaction and discharge of the 2020 Senior Secured Notes in connection with the closing of the Tender Offer and the redemption, the 2023 Senior Notes became unsecured and certain covenants were modified, as provided for in the indenture governing the 2023 Senior Notes and related documents.

Inventory Intermediation Agreements

On May 4, 2017, we and our subsidiaries, DCR and PRC, entered into the A&R Intermediation Agreements with J. Aron, pursuant to which certain terms of the existing inventory intermediation agreements were amended, including, among other things, pricing and an extension of the terms. The A&R Intermediation Agreements were further amended on September 8, 2017. As a result of the amendments (i) the A&R Intermediation Agreement by and among J. Aron, us and PRC relating to the Paulsboro refinery extends to December 31, 2019, which term may be further extended by mutual consent of the parties to December 31, 2020 and (ii) the A&R Intermediation Agreement by and among J. Aron, us and DCR relating to the Delaware City refinery extends the term to July 1, 2019, which term may be further extended by mutual consent of the parties to July 1, 2020.

Crude Oil Acquisition Agreements

We currently purchase all of our crude and feedstock needs independently from a variety of suppliers on the spot market or through term agreements for our Delaware City refinery. We have a contract with Saudi Aramco pursuant to which we have been purchasing up to approximately 100,000 bpd of crude oil from Saudi Aramco that is processed at our Paulsboro refinery. Prior to December 31, 2015, we had a crude oil supply contract with a third-party for our Delaware City refinery. We currently fully source our own crude oil needs for our Toledo refinery. Prior to July 31, 2014, we had a crude oil acquisition agreement with a third party that expired on July 31, 2014. In connection with the Chalmette Acquisition we entered into a contract with PDVSA for the supply of 40,000 to 60,000 bpd of crude oil that can be processed at any of our East or Gulf Coast refineries. In connection with the closing of the Torrance Acquisition, we entered into a crude supply agreement with ExxonMobil for approximately 60,000 bpd of crude oil that can be processed at our Torrance refinery.

Renewable Fuels Standard

We have seen fluctuations in the cost of renewable fuel credits, known as RINs, required for compliance with the RFS. We incurred approximately $347.5 million in RINs costs during the year ended December 31, 2016 as compared to $171.6 million and $115.7 million during the years ended December 31, 2015 and 2014, respectively. We incurred approximately $119.7 million and $157.2 million in RINs costs for the six months ended June 30, 2017 and 2016, respectively. The fluctuations in RINs costs are due primarily to volatility in prices for ethanol-linked RINs and increases in our production of on-road transportation fuels since 2012. Our RINs purchase obligation is dependent on our actual shipment of on-road transportation fuels domestically and the amount of blending achieved.

TVPC Contribution Agreement

On August 31, 2016, PBFX entered into the TVPC Contribution Agreement. Pursuant to the TVPC Contribution Agreement, PBF Holding distributed to PBF LLC and PBFX acquired from PBF LLC 50% of the issued and outstanding limited liability company interests of TVPC, whose assets consist of the 189-mile San Joaquin Valley Pipeline system, including the M55, M1 and M70 Pipeline System, including 11 pipeline stations with storage capability and truck unloading capability at two of the stations (collectively, the “Torrance Valley Pipeline”). The total consideration paid to PBF LLC was $175.0 million, which was funded by PBFX with $20.0 million of cash on hand, $76.2 million in proceeds from the sale of marketable securities, and $78.8 million in net proceeds from the PBFX equity offering completed in August 2016.

PBFX Operating Company LP (“PBFX Op Co”), PBFX’s wholly-owned subsidiary, serves as TVPC’s managing member. PBFX, through its ownership of PBFX Op Co, has the sole ability to direct the activities of TVPC that most significantly impact its economic performance. PBFX, and not PBF Holding, is considered to be the primary beneficiary for accounting purposes, and as a result fully consolidates the net assets and results of operations of TVPC, with the 50% of TVPC it does not own recorded as noncontrolling interests and net income attributable to noncontrolling interests. Accordingly, PBF Holding deconsolidated TVPC and has recognized an equity investment in TVPC for its 50% noncontrolling interest.

PNGPC Contribution Agreement

On February 15, 2017, PBFX entered into a contribution agreement (the “PNGPC Contribution Agreement”) between PBFX and PBF LLC. Pursuant to the PNGPC Contribution Agreement, we contributed to PBF LLC, which, in turn, contributed to PBFX’s wholly owned subsidiary PBFX Operating Company LLC (“PBFX Op Co”) all of the issued and outstanding limited liability company interests of Paulsboro Natural Gas Pipeline Company LLC (“PNGPC”). PNGPC owns and operates an existing interstate natural gas pipeline that runs under the Delaware River and terminates at our Paulsboro refinery. PNGPC has Federal Energy Regulatory Commission (“FERC”) approval for, and is in the process of constructing, a new 24” pipeline (the “New Pipeline”) to replace the existing pipeline, which was placed in service in August 2017. In consideration for the PNGPC limited liability company interests, PBFX delivered to PBF LLC (i) an $11.6 million intercompany promissory note in favor of Paulsboro Refining Company LLC, a wholly owned subsidiary of ours (the “Promissory Note”), (ii) an expansion rights and right of first refusal agreement in favor of PBF LLC with respect to the New Pipeline and (iii) an assignment and assumption agreement with respect to certain outstanding litigation involving PNGPC and the existing pipeline.

Chalmette Storage Tank Lease

On February 15, 2017, we entered into a ten-year storage services agreement (the “Chalmette Storage Agreement”) with PBFX Op Co under which PBFX Op Co will provide storage services to us upon the earlier of November 1, 2017 and the completion of construction of a new tank with a shell capacity of 625,000 barrels at our Chalmette refinery. PBFX Op Co and Chalmette Refining, L.L.C. (“Chalmette Refining”) have entered into a twenty-year lease for the premises upon which the tank will be located (the “Lease”) and a project management agreement pursuant to which Chalmette Refining will manage the construction of the tank. The Chalmette Storage Agreement can be extended by us for two additional five-year periods. Under the Chalmette Storage Agreement, PBFX will provide us with storage services in return for storage fees. The storage services require PBFX to accept, redeliver and store all products tendered by us in the tank and we will pay a monthly fee of $0.60 per barrel of shell capacity. The Lease can be extended by PBFX Op Co for two additional ten year periods.

Agreements with PBFX

PBFX is a fee-based, growth-oriented, publicly traded Delaware master limited partnership formed by our indirect parent company, PBF Energy, to own or lease, operate, develop and acquire crude oil, refined petroleum products and natural gas terminals, pipelines, storage facilities and similar logistics assets. PBFX engages in the receiving, handling, storage and transferring of crude oil, refined products, natural gas and intermediates from sources located throughout the United States and Canada for PBF Energy in support of certain of our refineries, as well as for third party customers.

On May 14, 2014, PBFX completed its initial public offering (the “PBFX Offering”). Beginning with the completion of the PBFX Offering, we have entered into a series of agreements with PBFX, including contribution, commercial and operational agreements. Each of these agreements and their impact to our operations is described in the related party transactions footnote to our consolidated financial statements for the year ended December 31, 2016 (Note 12) and our condensed consolidated financial statements for the six months ended June 30, 2017 (Note 8) contained elsewhere in this prospectus.

A summary of revenue and expense transactions with PBFX is as follows (in millions):

	Year Ended December 31,			Six Months Ended June 30,
	2016	2015	2014	2017	2016
Revenues under affiliate agreements:
Services Agreement	$5.1	$4.5	$2.3	$3.3	$2.2
Omnibus Agreement	4.8	5.3	3.6	3.3	2.3
Total expenses under affiliate agreements	175.4	142.1	59.4	114.6	74.5

Amended and Restated Asset Based Revolving Credit Facility

The Third Amended and Restated Revolving Loan is available to be used for working capital and other general corporate purposes. As noted in “Note 2—Acquisitions”, to our condensed consolidated financial statements for the six months ended June 30, 2017 contained elsewhere in this prospectus, we took down an advance under our Revolving Loan to partially fund the Torrance Acquisition in 2016. The outstanding balance under our Revolving Loan was $350.0 million, $350.0 million and $550.0 million as of June 30, 2017, December 31, 2016 and June 30, 2016, respectively.

Rail Facility Revolving Credit Facility

Effective March 25, 2014, PBF Rail Logistics Company LLC (“PBF Rail”), an indirect wholly-owned subsidiary of ours, entered into a $250.0 million secured revolving credit agreement (the “Rail Facility”). The primary purpose of the Rail Facility was to fund the acquisition by PBF Rail of crude tank cars (the “Eligible Railcars”) before December 2015.

On December 22, 2016, the Rail Facility was terminated and replaced with the PBF Rail Term Loan (as described below).

PBF Rail Term Loan

On December 22, 2016, PBF Rail entered into a $35.0 million term loan (the “PBF Rail Term Loan”) with a bank previously party to the Rail Facility. The PBF Rail Term Loan amortizes monthly over its five year term and bears interest at the one month LIBOR plus the margin as defined in the credit agreement. As security for the PBF Rail Term Loan, PBF Rail pledged, among other things: (i) certain eligible crude tank cars; (ii) the debt service reserve account; and (iii) our membership interest in PBF Rail. Additionally, the PBF Rail Term Loan contains customary terms, events of default and covenants for a transaction of this nature. PBF Rail may at any time repay the PBF Rail Term Loan without penalty in the event that railcars collateralizing the loan are sold, scrapped or otherwise removed from the collateral pool.

The outstanding balance of the PBF Rail Term Loan was $31.7 million and $35.0 million as of June 30, 2017 and December 31, 2016, respectively.

Affiliate notes payable with PBF LLC and PBF Energy

Our long-term debt obligations may include outstanding affiliate notes payable with PBF LLC and PBF Energy. The affiliate notes have an interest rate of 2.5% and a five year term but may be prepaid in whole or in part at any time, at the option of PBF Holding, without penalty or premium. Additional borrowings may be made by PBF Holding under such affiliate notes payable from time to time. In the fourth quarter of 2016, the affiliate notes were extended to 2021. Additionally, in the fourth quarter of 2016, PBF LLC converted outstanding affiliate notes payable from PBF Holding of $379.9 million to a capital contribution. In the first quarter of 2017, PBF LLC converted the full amount of outstanding affiliate notes payable from PBF Holding of $86.3 million to a capital contribution. As of June 30, 2017, PBF Holding had no outstanding affiliate notes payable with PBF Energy and PBF LLC ($86.3 million outstanding as of December 31, 2016).

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depends on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices, our materials cost fluctuate significantly with movements in crude oil prices and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less materials cost) of each of our refineries against a specific benchmark industry refining margin based on crack spreads. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value—a gross margin per barrel—that, when multiplied by throughput, provides an approximation of the gross margin generated by refining activities.

The performance of our East Coast refineries generally follows the Dated Brent (NYH) 2-1-1 benchmark refining margin. Our Toledo refinery generally follows the WTI (Chicago) 4-3-1 benchmark refining margin. Our Chalmette refinery generally follows the LLS (Gulf Coast) 2-1-1 benchmark refining margin. Our Torrance refinery generally follows the ANS (West Coast) 4-3-1 benchmark refining margin.

While the benchmark refinery margins presented below under “Results of Operations—Market Indicators” are representative of the results of our refineries, each refinery’s realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery to its corresponding benchmark. These factors include the refinery’s actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations, timing of crude oil and other feedstock purchases, a rising or declining crude and product pricing environment and commodity price management activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product-value advantages and disadvantages as compared to the refinery’s relevant benchmark.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. Our exposure to credit risk is reflected in the carrying amount of the receivables that are presented in our balance sheet. To minimize credit risk, all customers are subject to extensive credit verification procedures and extensions of credit above defined thresholds are to be approved by the senior management. Our intention is to trade only with recognized creditworthy third parties. In addition, receivable balances are monitored on an ongoing basis. We also limit the risk of bad debts by obtaining security such as guarantees or letters of credit.

Other Factors

We currently source our crude oil for the Paulsboro, Delaware City, Toledo, Chalmette and Torrance refineries on a global basis through a combination of market purchases and short-term purchase contracts, and through our crude oil supply agreements with Saudi Aramco, PDVSA and ExxonMobil. We have been purchasing up to approximately 100,000 bpd of crude oil from Saudi Aramco that is processed at Paulsboro. We have a contract with PDVSA for the supply of 40,000 to 60,000 bpd of crude oil that can be processed at any of our East or Gulf Coast refineries. Additionally, we have a supply agreement with ExxonMobil for approximately 60,000 bpd of crude oil that can be processed at our Torrance refinery. We believe purchases based on market pricing has given us flexibility in obtaining crude oil at lower prices and on a more accurate “as needed” basis. Since our Paulsboro and Delaware City refineries access their crude slates from the Delaware River via ship or barge and through our rail facilities at Delaware City, these refineries have the flexibility to purchase crude oils from the Mid-Continent and Western Canada, as well as a number of different countries.

In the past several years, we expanded and upgraded the existing on-site railroad infrastructure at the Delaware City refinery. Currently, crude oil delivered by rail to this facility is consumed at our Delaware City and Paulsboro refineries. The Delaware City rail unloading facility, which was transferred to PBFX in 2014, allows our East Coast refineries to source WTI-based crude oils from Western Canada and the Mid-Continent, which we believe, at times, may provide cost advantages versus traditional Brent-based international crude oils. In support of this rail strategy, we have at times entered into agreements to lease or purchase crude railcars. A portion of these railcars were purchased via the Rail Facility entered into during 2014, which was terminated in connection with the execution of the PBF Rail Term Loan in 2016. Certain of these railcars were subsequently sold to a third party, which has leased the railcars back to us for periods of between four and seven years. In 2016, we sold approximately 120 of these railcars to optimize our railcar portfolio. Our railcar fleet, at times, provides transportation flexibility within our crude oil sourcing strategy that allows our East Coast refineries to process cost advantaged crude from Canada and the Mid-Continent.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance, and emission control regulations, including the cost of RINs required for compliance with the Renewable Fuels Standard. The predominant variable cost is energy, in particular, the price of utilities, natural gas, electricity and chemicals.

Our operating results are also affected by the reliability of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is managed through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feed logistics, whereas unplanned downtime does not afford us this opportunity.

During the third quarter of 2017, we determined that we will revise the presentation of certain line items on our historical Consolidated Statements of Operations to enhance our disclosure under the requirements of Rule 5-03 of Regulation S-X. The revised presentation will be comprised of the inclusion of a subtotal within operating costs and expenses referred to as “Cost of sales” and the reclassification of total depreciation and amortization expense between such amounts attributable to cost of sales and other operating costs and expenses. The amount of depreciation and amortization expense that will be presented separately within the “Cost of Sales” subtotal represents depreciation and amortization of refining and logistics assets that are integral to the refinery production process.

This revised presentation, including the effects on Management’s Discussion and Analysis of Financial Condition and Results of Operations, will be presented on a comparative basis beginning with the filing of our Quarterly Report on Form 10-Q for the three and nine-month periods ended September 30, 2017, which is expected to be filed with the SEC in November 2017. Moreover, this revised presentation will not have an effect on our historical consolidated income from operations and net income, or our Consolidated Balance Sheets, Statements of Comprehensive Income, Statements of Cash Flows, and Statements of Changes in Equity. Presented below is a summary of the effects of this revised presentation on our historical Statement of Operations for each of the three years in the periods ended December 31, 2016, 2015, and 2014 and each of the three and six-month periods ended June 30, 2017 and 2016 (in thousands):

	Year ended December 31, 2016
	As Previously Reported	Adjustments	As Reclassified
Cost and expenses:
Cost of products and other	$13,765,088	$—	$13,765,088
Operating expenses	1,390,582	—	1,390,582
Depreciation and amortization expense		204,005	204,005

Cost of sales			15,359,675
General and administrative expenses	149,643	—	149,643
Equity income in investee	(5,679)	—	(5,679)
Loss (gain) on sale of assets	11,374	—	11,374
Depreciation and amortization expense	209,840	(204,005)	5,835

Total cost and expenses	$15,520,848		$15,520,848

	Year ended December 31, 2015
	As Previously Reported	Adjustments	As Reclassified
Cost and expenses:
Cost of products and other	$11,611,599	$—	$11,611,599
Operating expenses	889,368	—	889,368
Depreciation and amortization expense		181,422	181,422

Cost of sales			12,682,389
General and administrative expenses	166,904	—	166,904
Equity income in investee	—	—	—
Loss (gain) on sale of assets	(1,004)	—	(1,004)
Depreciation and amortization expense	191,110	(181,422)	9,688

Total cost and expenses	$12,857,977		$12,857,977

	Year ended December 31, 2014
	As Previously Reported	Adjustments	As Reclassified
Cost and expenses:
Cost of products and other	$18,514,054	$—	$18,514,054
Operating expenses	880,701	—	880,701
Depreciation and amortization expense		165,413	165,413

Cost of sales			19,560,168
General and administrative expenses	140,150	—	140,150
Equity income in investee	—	—	—
Loss (gain) on sale of assets	(895)	—	(895)
Depreciation and amortization expense	178,996	(165,413)	13,583

Total cost and expenses	$19,713,006		$19,713,006

	Three Months ended June 30, 2017
	As Previously Reported	Adjustments	As Reclassified
Cost and expenses:
Cost of products and other	$4,662,833	$—	$4,662,833
Operating expenses	398,570	—	398,570
Depreciation and amortization expense		56,973	56,973

Cost of sales			5,118,376
General and administrative expenses	34,920	—	34,920
Equity income in investee	(3,820)	—	(3,820)
Loss (gain) on sale of assets	29	—	29
Depreciation and amortization expense	62,993	(56,973)	6,020

Total cost and expenses	$5,155,525		$5,155,525

	Three Months ended June 30, 2016
	As Previously Reported	Adjustments	As Reclassified
Cost and expenses:
Cost of products and other	$3,284,748	$—	$3,284,748
Operating expenses	271,539	—	271,539
Depreciation and amortization expense		47,541	47,541

Cost of sales			3,603,828
General and administrative expenses	38,091	—	38,091
Equity income in investee	—	—	—
Loss (gain) on sale of assets	3,222	—	3,222
Depreciation and amortization expense	48,919	(47,541)	1,378

Total cost and expenses	$3,646,519		$3,646,519

	Six Months ended June 30, 2017
	As Previously Reported	Adjustments	As Reclassified
Cost and expenses:
Cost of products and other	$8,914,587	$—	$8,914,587
Operating expenses	835,423	—	835,423
Depreciation and amortization expense		110,900	110,900

Cost of sales			9,860,910
General and administrative expenses	75,399	—	75,399
Equity income in investee	(7,419)	—	(7,419)
Loss (gain) on sale of assets	912	—	912
Depreciation and amortization expense	118,683	(110,900)	7,783

Total cost and expenses	$9,937,585		$9,937,585

	Six Months ended June 30, 2016
	As Previously Reported	Adjustments	As Reclassified
Cost and expenses:
Cost of products and other	$5,730,731	$—	$5,730,731
Operating expenses	568,178	—	568,178
Depreciation and amortization expense		100,137	100,137

Cost of sales			6,399,046
General and administrative expenses	71,360	—	71,360
Equity income in investee	—	—	—
Loss (gain) on sale of assets	3,222	—	3,222
Depreciation and amortization expense	103,212	(100,137)	3,075

Total cost and expenses	$6,476,703		$6,476,703

Refinery-Specific Information

The following section includes refinery-specific information related to our operations, crude oil differentials, ancillary costs, and local premiums and discounts.

Delaware City Refinery. The benchmark refining margin for the Delaware City refinery is calculated by assuming that two barrels of Dated Brent crude oil are converted into one barrel of gasoline and one barrel of diesel. We calculate this benchmark using the NYH market value of reformulated blendstock for oxygenate blending (“RBOB”) and ULSD against the market value of Dated Brent and refer to the benchmark as the Dated Brent (NYH) 2-1-1 benchmark refining margin. Our Delaware City refinery has a product slate of approximately 53% gasoline, 30% distillate (consisting of jet fuel, ULSD and ultra-low sulfur heating oil), 1% high-value petrochemicals, with the remaining portion of the product slate comprised of lower-value products (6% black oil, 4% petroleum coke, 3% LPGs and 3% other). For this reason, we believe the Dated Brent (NYH) 2-1-1 is an appropriate benchmark industry refining margin. The majority of Delaware City revenues are generated off NYH-based market prices.

The Delaware City refinery’s realized gross margin on a per barrel basis has historically differed from the Dated Brent (NYH) 2-1-1 benchmark refining margin due to the following factors:

•	the Delaware City refinery processes a slate of primarily medium and heavy sour crude oils, which has constituted approximately 65% to 70% of total throughput. The remaining throughput consists of sweet crude oil and other feedstocks and blendstocks. In addition, we have the capability to process a significant volume of light, sweet crude oil depending on market conditions. Our total throughput costs have historically priced at a discount to Dated Brent; and

•	as a result of the heavy, sour crude slate processed at Delaware City, we produce lower value products including sulfur, carbon dioxide and petroleum coke. These products are priced at a significant discount to gasoline, ULSD and heating oil and represent approximately 5% to 7% of our total production volume.

Paulsboro Refinery. The benchmark refining margin for the Paulsboro refinery is calculated by assuming that two barrels of Dated Brent crude oil are converted into one barrel of gasoline and one barrel of diesel. We calculate this benchmark using the NYH market value of RBOB and ULSD diesel against the market value of Dated Brent and refer to the benchmark as the Dated Brent (NYH) 2-1-1 benchmark refining margin. Our Paulsboro refinery has a product slate of approximately 38% gasoline, 32% distillate (comprised of jet fuel, ULSD and ultra-low sulfur heating oil), 5% high-value Group I lubricants and 10% asphalt, with the remaining portion of the product slate comprised of lower-value products (6% black oil, 4% petroleum coke, 4% LPGs and 1% other). For this reason, we believe the Dated Brent (NYH) 2-1-1 is an appropriate benchmark industry refining margin. The majority of Paulsboro revenues are generated off NYH-based market prices.

The Paulsboro refinery’s realized gross margin on a per barrel basis has historically differed from the Dated Brent (NYH) 2-1-1 benchmark refining margin due to the following factors:

•	the Paulsboro refinery has generally processed a slate of primarily medium and heavy sour crude oils, which has historically constituted approximately 70% to 80% of total throughput. The remaining throughput consists of sweet crude oil and other feedstocks and blendstocks;

•	as a result of the heavy, sour crude slate processed at Paulsboro, we produce lower value products including sulfur and petroleum coke. These products are priced at a significant discount to gasoline and heating oil and represent approximately 3% to 5% of our total production volume; and

•	the Paulsboro refinery produces Group I lubricants which carry a premium sales price to gasoline and distillates.

Toledo Refinery. The benchmark refining margin for the Toledo refinery is calculated by assuming that four barrels of WTI crude oil are converted into three barrels of gasoline, one-half barrel of ULSD and one-half barrel of jet fuel. We calculate this refining margin using the Chicago market values of conventional blendstock for oxygenate blending (“CBOB”) and ULSD and the United States Gulf Coast value of jet fuel against the market value of WTI crude oil and refer to this benchmark as the WTI (Chicago) 4-3-1 benchmark refining margin. Our Toledo refinery has a product slate of approximately 54% gasoline, 35% distillate (comprised of jet fuel and ULSD), 5% high-value petrochemicals (including nonene, tetramer, benzene, xylene and toluene) with the remaining portion of the product slate comprised of lower-value products (5% LPGs and 1% other). For this reason, we believe the WTI (Chicago) 4-3-1 is an appropriate benchmark industry refining margin. The majority of Toledo revenues are generated off Chicago-based market prices.

The Toledo refinery’s realized gross margin on a per barrel basis has historically differed from the WTI (Chicago) 4-3-1 benchmark refining margin due to the following factors:

•	the Toledo refinery processes a slate of domestic sweet and Canadian synthetic crude oil. Historically, Toledo’s blended average crude costs have been higher than the market value of WTI crude oil;

•	the Toledo refinery configuration enables it to produce more barrels of product than throughput which generates a pricing benefit; and

•	the Toledo refinery generates a pricing benefit on some of its refined products, primarily its petrochemicals.

Chalmette Refinery. The benchmark refining margin for the Chalmette refinery is calculated by assuming two barrels of Light Louisiana Sweet (“LLS”) crude oil are converted into one barrel of gasoline and one barrel of diesel. We calculate this benchmark using the US Gulf Coast market value of 87 conventional gasoline and ULSD against the market value of LLS and refer to this benchmark as the LLS (Gulf Coast) 2-1-1 benchmark refining margin. Our Chalmette refinery has a product slate of approximately 48% gasoline, 31% distillate (comprised of ULSD, heating oil, and light cycle oil), 5% high-value petrochemicals (including benzene and xylenes) with the remaining portion of the product slate comprised of lower-value products (10% black oil, 5% petroleum coke and 1% other). For this reason, we believe the LLS (Gulf Coast) 2-1-1 is an appropriate benchmark industry refining margin. The majority of Chalmette revenues are generated off Gulf Coast-based market prices.

The Chalmette refinery’s realized gross margin on a per barrel basis has historically differed from the LLS (USGC) 2-1-1 benchmark refining margin due to the following factors:

•	The Chalmette refinery has generally processed a slate of primarily medium and heavy sour crude oils, which has historically constituted approximately 60% to 70% of total throughput. The remaining throughput consists of sweet crude oil and other feedstocks and blendstocks; and

•	as a result of the heavy, sour crude slate processed at Chalmette, we produce lower-value products including sulfur and petroleum coke. These products are priced at a significant discount to gasoline and heating oil and represent approximately 4% to 6% of our total production volume.

A project underway to restart an idled naphtha hydrotreater, reformer and light-ends recovery unit will increase high-octane, ultra-low sulfur reformate and chemicals production. A new crude oil tank being constructed will allow gasoline and diesel export opportunities and reduce RINs compliance costs. Both projects are expected to be completed in the third quarter of 2017.

Torrance Refinery. The benchmark refining margin for the Torrance refinery is calculated by assuming that four barrels of Alaskan North Slope (“ANS”) crude oil are converted into three barrels of gasoline, one-half barrel of diesel and one-half barrel of jet fuel. We calculate this benchmark using the West Coast Los Angeles market value of California reformulated blendstock for oxygenate blending (CARBOB), California Air Resources Board (CARB) diesel and jet fuel and refer to the benchmark as the ANS (WCLA) 4-3-1 benchmark refining margin. Our Torrance Refinery has a product slate of approximately 62% gasoline and 25% distillate (comprised of jet fuel, ULSD and marine diesel) with the remaining portion of the product slate comprised of lower-value products (8% petroleum coke, 2% LPG, 2% black oil and 1% other). For this reason, we believe the ANS (West Coast) 4-3-1 is an appropriate benchmark industry refining margin. The majority of Torrance revenues are generated off West Coast Los Angeles-based market prices.

The Torrance refinery’s realized gross margin on a per barrel basis has historically differed from the ANS (WCLA) 4-3-1 benchmark refining margin due to the following factors:

•	The Torrance refinery has generally processed a slate of primarily heavy sour crude oils, which has historically constituted approximately 80% to 90% of total throughput. The Torrance crude slate has the lowest API gravity (typically an American Petroleum Institute (“API”) gravity of less than 20 degrees) of all of our refineries. The remaining throughput consists of other feedstocks and blendstocks; and

•	as a result of the heavy, sour crude slate processed at Torrance, we produce lower-value products including petroleum coke and sulfur. These products are priced at a significant discount to gasoline and diesel and represent approximately 9% to 11% of our total production volume.

Result of Operations

The following tables reflect our consolidated financial and operating highlights for the years ended December 2016, 2015, 2014 and for the six months ended June 30, 2017 and 2016.

	Year Ended December 31,			Six Months Ended June 30, (unaudited)
	(in thousands)
	2016	2015	2014	2017	2016
Revenue	$15,908,537	$13,123,929	$19,828,155	$9,763,449	$6,655,958
Cost and expenses:
Cost of sales, excluding depreciation	13,765,088	11,611,599	18,514,054	8,914,587	5,730,731
Operating expense, excluding depreciation	1,390,582	889,368	880,701	835,423	568,178
General and administrative expenses	149,643	166,904	140,150	75,399	71,360
Equity income in investee	(5,679)	—	—	(7,419)	—
Loss (gain) on sale of assets	11,374	(1,004)	(895)	912	3,222
Depreciation and amortization expense	209,840	191,110	178,996	118,683	103,212

	15,520,848	12,857,977	19,713,006	9,937,585	6,476,703

Income (loss) from operations	387,689	265,952	115,149	(174,136)	179,255
Other income (expense)
Change in fair value of catalyst lease	1,422	10,184	3,969	(1,484)	(4,633)
Debt extinguishment costs	—	—	—	(25,451)	—
Interest expense, net	(129,536)	(88,194)	(98,001)	(63,513)	(64,550)

Income (loss) before income taxes	259,575	187,942	21,117	(264,584)	110,072
Income tax expense (benefit)	23,689	648	—	6,332	26,996

Net income (loss)	235,886	187,294	21,117	(270,916)	83,076
Less: net income attributable to noncontrolling interests	269	274	—	380	393

Net income (loss) attributable to PBF Holding LLC	$235,617	$187,020	$21,117	$(271,296)	$82,683

Gross margin	$548,862	$441,539	$267,987	$(97,461)	$256,913
Gross refining margin (1)	2,143,449	1,512,330	1,314,101	848,862	925,227

Operating Highlights

	Year Ended December 31,			Six Months Ended June 30,
	2016	2015	2014	2017	2016
Key Operating Information
Production (bpd in thousands)	734.3	511.9	452.1	748.8	678.0
Crude oil and feedstocks throughput (bpd in thousands)	727.7	516.4	453.1	753.7	674.0
Total crude oil and feedstocks throughput (millions of barrels)	266.4	188.4	165.4	136.4	122.7
Gross margin per barrel of throughput	$2.06	$2.34	$1.60	$(0.71)	$2.09
Gross refining margin, excluding special items, per barrel of throughput (1)	$6.09	$10.29	$12.11	$7.45	$5.77
Refinery operating expense, excluding depreciation, per barrel of throughput	$5.22	$4.72	$5.34	$6.12	$4.63

Crude and feedstocks (% of total throughput) (2)
Heavy Crude	26%	14%	14%	35%	16%
Medium Crude	37%	49%	44%	30%	47%
Light Crude	25%	26%	33%	20%	25%
Other feedstocks and blends	12%	11%	9%	15%	12%

Total throughput	100%	100%	100%	100%	100%
Yield (% of total throughput)
Gasoline and gasoline blendstocks	50%	49%	47%	51%	48%
Distillates and distillate blendstocks	31%	35%	36%	30%	31%
Lubes	1%	1%	2%	1%	1%
Chemicals	3%	3%	3%	2%	4%
Other	15%	12%	12%	16%	16%

Total yield	100%	100%	100%	100%	100%

(1)	See Non-GAAP Financial measures below.
(2)	We define heavy crude oil as crude oil with American Petroleum Institute (API) gravity less than 24 degrees. We define medium crude oil as crude oil with API gravity between 24 and 35 degrees. We define light crude oil as crude oil with API gravity higher than 35 degrees.

The table below summarizes certain market indicators relating to our operating results as reported by Platts.

	Year Ended December 31,			Six Months Ended June 30,
	2016	2015	2014	2017	2016
	(dollars per barrel, except as noted)
Dated Brent Crude	$43.91	$52.56	$98.95	$51.61	$40.08
West Texas Intermediate (WTI) crude oil	$43.34	$48.71	$93.28	$49.89	$39.64
Light Louisiana Sweet (LLS) crude oil	$45.03	$52.36	$96.92	$51.77	$41.51
Alaska North Slope (ANS) crude oil	$43.67	$52.44	$97.52	$52.20	$40.00
Crack Spreads
Dated Brent (NYH) 2-1-1	$13.49	$16.35	$12.92	$13.21	$13.30
WTI (Chicago) 4-3-1	$12.38	$17.91	$15.92	$12.65	$12.77
LLS (Gulf Coast) 2-1-1	$10.75	$14.39	$16.95	$12.30	$9.76
ANS (West Coast) 4-3-1	$16.46	$26.46	$15.59	$17.85	$18.04
Crude Oil Differentials
Dated Brent (foreign) less WTI	$0.56	$3.85	$5.66	$1.73	$0.44
Dated Brent less Maya (heavy, sour)	$7.36	$8.45	$13.08	$7.34	$7.94
Dated Brent less WTS (sour)	$1.42	$3.59	$11.62	$2.98	$0.95
Dated Brent less ASCI (sour)	$3.92	$4.57	$6.49	$3.46	$3.96
WTI less WCS (heavy, sour)	$12.57	$11.87	$19.45	$11.23	$11.55
WTI less Bakken (light, sweet)	$1.32	$2.89	$5.47	$0.61	$0.98
WTI less Syncrude (light, sweet)	$(2.01)	$(1.45)	$2.25	$(1.81)	$(3.56)
WTI less LLS (light, sweet)	$(1.69)	$(3.66)	$(3.64)	$(1.88)	$(1.87)
WTI less ANS (light, sweet)	$(0.33)	$(3.73)	$(4.24)	$(2.31)	$(0.37)
Natural gas (dollars per MMBTU)	$2.55	$2.63	$4.26	$3.10	$2.11

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

Overview—Net loss was $270.9 million for the six months ended June 30, 2017 compared to net income of $83.1 million for the six months ended June 30, 2016.

Our results for the six months ended June 30, 2017 were negatively impacted by special items consisting of a non-cash LCM inventory adjustment of approximately $167.1 million and debt extinguishment costs related to the early retirement of our 2020 Senior Secured Notes of $25.5 million. Our results for the six months ended June 30, 2016 were positively impacted by an LCM inventory adjustment of approximately $216.8 million. These LCM inventory adjustments were recorded due to movements in the price of crude oil and refined products in the periods presented. Excluding the impact of these special items, our results were positively impacted by generally favorable movements in crude oil differentials, higher crack spreads for our Gulf Coast refinery and lower costs to comply with the RFS. These positive impacts were partially offset by lower throughput per day at our Delaware City and Toledo refineries as discussed below and the planned turnaround at our Torrance refinery.

Revenues—Revenues totaled $9.8 billion for the six months ended June 30, 2017 compared to $6.7 billion for the six months ended June 30, 2016, an increase of approximately $3.1 billion, or 46.7%. Revenues per barrel were $61.57 and $54.25 for the six months ended June 30, 2017 and 2016, respectively, an increase of 13.5% directly related to higher hydrocarbon commodity prices. For the six months ended June 30, 2017, the total throughput rates at our East Coast, Mid-Continent, Gulf Coast and West Coast refineries averaged approximately 323,200 bpd, 139,300 bpd, 173,600 bpd, and 117,600 bpd, respectively. For the six months ended June 30, 2016, the total throughput rates at our East Coast, Mid-Continent and Gulf Coast refineries averaged approximately 333,900 bpd, 165,900 bpd and 174,200 bpd, respectively. The decrease in throughput rates at our East Coast refineries in 2017 compared to 2016 is primarily due to planned downtime at our Delaware City refinery in 2017. The decrease in throughput rates at our Mid-Continent and Gulf Coast refineries in the first six months of 2017 was mainly due to unplanned downtime and less favorable market conditions at our Toledo refinery and planned downtime at our Chalmette refinery during the first quarter of 2017. Our West Coast refinery was not acquired until the third quarter of 2016. For the six months ended June 30, 2017, the total barrels sold at our East Coast, Mid-Continent, Gulf Coast and West Coast refineries averaged approximately 357,100 bpd, 157,200 bpd, 215,800 bpd and 146,000 bpd, respectively. For the six months ended June 30, 2016, the total barrels sold at our East Coast, Mid-Continent and Gulf Coast refineries averaged approximately 376,200 bpd, 174,900 bpd and 208,800 bpd, respectively. Total refined product barrels sold were higher than throughput rates, reflecting sales from inventory as well as sales and purchases of refined products outside the refinery.

Gross Margin—Gross margin, including refinery operating expenses and depreciation, totaled a loss of $97.5 million, or a loss of $0.71 per barrel of throughput, for the six months ended June 30, 2017 compared to $256.9 million, or $2.09 per barrel of throughput, for the six months ended June 30, 2016, a decrease of $354.4 million. Gross refining margin (as described below in Non-GAAP Financial Measures) totaled $848.9 million, or $6.22 per barrel of throughput ($1,016.0 million or $7.45 per barrel of throughput excluding the impact of special items), for the six months ended June 30, 2017 compared to $925.2 million, or $7.54 per barrel of throughput ($708.4 million or $5.77 per barrel of throughput excluding the impact of special items) for the six months ended June 30, 2016, a decrease of approximately $76.4 million or an increase of $307.6 million excluding special items.

Excluding the impact of special items, gross margin and gross refining margin increased due to favorable movements in certain crude differentials, improved crack spreads in the Gulf Coast, reduced costs to comply with the RFS and positive margin contributions from our Torrance refinery acquired in the third quarter of 2016. Costs to comply with our obligation under the RFS totaled $104.9 million for the six months ended June 30, 2017 (excluding our West Coast refinery, whose costs to comply with RFS totaled $14.8 million for the six months ended June 30, 2017) compared to $157.2 million for the six months ended June 30, 2016. In addition, gross margin and gross refining margin were negatively impacted by a non-cash LCM inventory adjustment of approximately $167.1 million on a net basis resulting from a decrease in crude oil and refined product prices in comparison to the prices at year end. The non-cash LCM inventory adjustment increased gross margin and gross refining margin by approximately $216.8 million for the six months ended June 30, 2016.

Average industry refining margins in the Mid-Continent were weaker during the six months ended June 30, 2017 as compared to the same period in 2016. The WTI (Chicago) 4-3-1 industry crack spread was $12.65 per barrel, or 0.9% lower, in the six months ended June 30, 2017 as compared to $12.77 per barrel in the same period in 2016. Our margins were unfavorably impacted by our refinery specific crude slate in the Mid-Continent which was impacted by a declining WTI/Bakken differential partially offset by an improving WTI/Syncrude differential, which averaged a premium of $1.81 per barrel during the six months ended June 30, 2017 as compared to a premium of $3.56 per barrel in the same period of 2016.

On the East Coast, the Dated Brent (NYH) 2-1-1 industry crack spread was approximately $13.21 per barrel, or 0.7% lower in the six months ended June 30, 2017 as compared to $13.30 per barrel in the same period in 2016. The Dated Brent/Maya differentials were $0.60 lower in the six months ended June 30, 2017 as compared to the same period in 2016. The Dated Brent/WTI differentials were $1.29 higher in the six months ended June 30, 2017 as compared to the same period in 2016, partially offset by a narrowing WTI/Bakken differential, which was approximately $0.37 per barrel less favorable in the six months ended June 30, 2017 as compared to the same period in 2016.

Gulf Coast industry refining margins generally improved during the six months ended June 30, 2017 as compared to the same period in 2016. The LLS (Gulf Coast) 2-1-1 industry crack spread was $12.30 per barrel, or 26.0% higher, in the six months ended June 30, 2017 as compared to $9.76 per barrel in the same period in 2016. Crude differentials slightly decreased with the WTI/LLS averaging a premium of $1.88 per barrel during the six months ended June 30, 2017 as compared to a premium of $1.87 per barrel in the same period of 2016.

Favorable movements in these benchmark crude differentials typically result in lower crude costs and positively impact our earnings while reductions in these benchmark crude differentials typically result in higher crude costs and negatively impact our earnings.

Operating Expenses—Operating expenses totaled $835.4 million, or $6.12 per barrel of throughput, for the six months ended June 30, 2017 compared to $568.2 million, or $4.63 per barrel of throughput, for the six months ended June 30, 2016, an increase of $267.2 million, or 47.0%. The increase in operating expenses was mainly attributable to costs associated with the Torrance refinery and related logistics assets which totaled approximately $242.5 million for the six months ended June 30, 2017. Total operating expenses for the six months ended June 30, 2017, excluding our Torrance refinery, increased slightly due to higher maintenance costs at our Chalmette refinery and slightly higher energy costs across all of our refineries attributable to strengthening natural gas prices. The increase in operating expenses was partially offset by a decrease in outside services costs.

General and Administrative Expenses—General and administrative expenses totaled $75.4 million for the six months ended June 30, 2017 compared to $71.4 million for the six months ended June 30, 2016, an increase of approximately $4.0 million or 5.7%. The increase in general and administrative expenses for the six months ended June 30, 2017 over the same period of 2016 primarily relates to increased employee related expenses of $6.8 million mainly due to increased headcount resulting from the Torrance Acquisition, an increase of $0.1 million in stock option expense and an increase of $2.0 million in information technology costs. These increases were partially offset by lower outside services costs in support of acquisitions and related integration activities of $5.9 million, reflecting less activity in 2017. Our general and administrative expenses are comprised of the personnel, facilities and other infrastructure costs necessary to support our refineries.

Loss on Sale of Assets—There was a loss of $0.9 million on sale of assets for the six months ended June 30, 2017 relating to non-operating refinery assets as compared to a loss of $3.2 million on the sale of assets for the six months ended June 30, 2016 relating to the sale of non-operating refinery assets in the second quarter of 2016.

Depreciation and Amortization Expense—Depreciation and amortization expense totaled $118.7 million for the six months ended June 30, 2017 compared to $103.2 million for the six months ended June 30, 2016, an increase of $15.5 million. The increase was a result of additional depreciation expense associated with the assets acquired in the Torrance Acquisition and a general increase in our fixed asset base due to capital projects and turnarounds completed since the second quarter of 2016.

Change in Fair Value of Catalyst Leases—Change in the fair value of catalyst leases represented a loss of $1.5 million for the six months ended June 30, 2017 compared to a loss of $4.6 million for the six months ended June 30, 2016. These losses relate to the change in value of the precious metals underlying the sale and leaseback of our refineries’ precious metals catalyst, which we are obligated to repurchase at fair market value on the lease termination dates.

Debt extinguishment costs—Debt extinguishment costs of $25.5 million incurred in the six months ended June 30, 2017 relate to nonrecurring charges associated with debt refinancing activity calculated based on the difference between the carrying value of the 2020 Senior Secured Notes on the date that they were reacquired and the amount for which they were reacquired. There were no such costs in the same period of 2016.

Interest Expense, net—Interest expense totaled $63.5 million for the six months ended June 30, 2017 compared to $64.6 million for the six months ended June 30, 2016, a decrease of approximately $1.0 million. This net decrease is mainly attributable to lower letter of credit fees, higher interest income and reduced amounts outstanding under our affiliate notes payable, partially offset by higher interest expense associated with higher borrowings under our Revolving Loan. Interest expense includes interest on long-term debt and notes payable, costs related to the sale and leaseback of our precious metals catalyst, financing costs associated with the A&R Inventory Intermediation Agreements with J. Aron, letter of credit fees associated with the purchase of certain crude oils, and the amortization of deferred financing costs.

Income Tax Expense—As PBF Holding is a limited liability company treated as a “flow-through” entity for income tax purposes, our consolidated financial statements generally do not include a benefit or provision for income taxes for the six months ended June 30, 2017 and June 30, 2016, respectively, apart from the income tax attributable to two subsidiaries acquired in connection with the Chalmette Acquisition in the fourth quarter of 2015 and our wholly-owned Canadian subsidiary, PBF Energy Limited (“PBF Ltd.”) The two subsidiaries acquired in connection with the Chalmette Acquisition are treated as C-Corporations for income tax purposes.

Income tax expense was $6.3 million and $27.0 million for the six months ended June 30, 2017 and June 30, 2016, respectively. Income tax expense for the six months ended June 30, 2016 included a charge of $30.7 million related to a correction of prior periods.

2016 Compared to 2015

Overview—Our net income was $235.9 million for the year ended December 31, 2016 compared to $187.3 million for the year ended December 31, 2015.

Our results for the year ended December 31, 2016 were positively impacted by a non-cash special item consisting of an inventory LCM adjustment of approximately $521.3 million whereas our results for the year ended December 31, 2015 were negatively impacted by an inventory LCM adjustment of approximately $427.2 million. These LCM adjustments were recorded due to significant changes in the price of crude oil and refined products in the periods presented. Excluding the impact of the net change in LCM reserve, our results for the year ended December 31, 2016 were negatively impacted by unfavorable movements in certain crude oil differentials, lower crack spreads, increased costs to comply with the RFS, and increased interest costs, partially offset by positive earnings contributions from the Chalmette and Torrance refineries and higher throughput in the Mid-Continent. Throughput volumes for 2015 in the Mid-Continent were impacted by unplanned downtime in the second quarter of 2015.

Revenues—Revenues totaled $15.9 billion for the year ended December 31, 2016 compared to $13.1 billion for the year ended December 31, 2015, an increase of approximately $2.8 billion or 21.2%. Revenues per barrel were $59.72 and $69.66 for the years ended December 31, 2016 and 2015, respectively, a decrease of 14.3% directly related to lower hydrocarbon commodity prices. For the year ended December 31, 2016, the total throughput rates at our East Coast, Mid-Continent and Gulf Coast refineries averaged approximately 327,000 bpd, 159,100 bpd and 169,300 bpd, respectively. For the period from its acquisition on July 1, 2016 through December 31, 2016, our West Coast refinery’s throughput averaged 143,900 bpd. For the year ended December 31, 2015, the total throughput rates at our East Coast and Mid-Continent, refineries averaged approximately 330,700 bpd and 153,800 bpd, respectively. For the period from its acquisition on November 1, 2015 through December 31, 2015, our Gulf Coast refinery’s throughput averaged 190,800 bpd. The slight decrease in throughput rates at our East Coast refineries in 2016 compared to 2015 is primarily due to weather-related unplanned downtime at our Delaware City refinery in the first quarter of 2016, partially offset by downtime at our Delaware City refinery in 2015. The increase in throughput rates at our Mid-Continent refinery in 2016 is due to unplanned downtime in the second quarter of 2015. Our Gulf Coast and West Coast refineries were not acquired until the fourth quarter of 2015 and the third quarter of 2016, respectively. For the year ended December 31, 2016, the total refined product barrels sold at our East Coast, Mid-Continent, and Gulf Coast refineries averaged approximately 364,100 bpd, 171,800 bpd and 206,400 bpd, respectively. For the period from its acquisition on July 1, 2016 through December 31, 2016, refined product barrels sold at our West Coast refinery averaged approximately 179,200 bpd. For the year ended December 31, 2015, the total refined product barrels sold at our East Coast and Mid-Continent refineries averaged approximately 366,100 bpd and 162,600 bpd, respectively. For the period from its acquisition on November 1, 2015 through December 31, 2015, the total refined product barrels sold at our Gulf Coast refinery averaged 216,100 bpd. Total refined product barrels sold were higher than throughput rates, reflecting sales from inventory as well as sales and purchases of refined products outside the refineries.

Gross Margin—Gross margin, including refinery operating expenses and depreciation, totaled $548.9 million, or $2.06 per barrel of throughput, for the year ended December 31, 2016, compared to $441.5 million, or $2.34 per barrel of throughput for the year ended December 31, 2015, an increase of approximately $107.3 million. Gross refining margin (as defined below in Non-GAAP Financial Measures) totaled $2,143.4 million, or $8.05 per barrel of throughput ($1,622.1 million or $6.09 per barrel of throughput excluding the impact of special items) for the year ended December 31, 2016 compared to $1,512.3 million, or $8.02 per barrel of throughput ($1,939.6 million or $10.29 per barrel of throughput excluding the impact of special items) for the year ended December 31, 2015, an increase of approximately $631.1 million or a decrease of approximately $317.5 million excluding special items. Excluding the impact of special items, gross margin and gross refining margin decreased due to unfavorable movements in certain crude differentials, lower crack spreads as persistent above-average refined product inventory levels weighed on margins, and increased costs to comply with the RFS, partially offset by higher throughput rates in the Mid-Continent and positive margin contributions from the Chalmette and Torrance refineries acquired in the fourth quarter of 2015 and third quarter of 2016, respectively. Costs to comply with our obligation under the RFS totaled $236.2 million for the year ended December 31, 2016 (excluding our Gulf Coast and West Coast refineries, whose costs to comply with RFS totaled $111.3 million for the year ended December 31, 2016) compared to $163.6 million for the year ended December 31, 2015 (excluding our Gulf Coast refinery, whose costs to comply with RFS totaled $8.0 million for the year ended December 31, 2015). In addition, gross margin and gross refining margin were positively impacted by a non-cash LCM adjustment of approximately $521.3 million resulting from the change in crude oil and refined product prices from the end of 2015 to the end of 2016 which, in addition to remaining below historical costs, increased since the prior year. The non-cash LCM adjustment decreased gross margin and gross refining margin by approximately $427.2 million in the year ended December 31, 2015.

Average industry refining margins in the Mid-Continent were weaker during the year ended December 31, 2016, as compared to the same period in 2015. The WTI (Chicago) 4-3-1 industry crack spread was $12.38 per barrel, or 30.9% lower, in the year ended December 31, 2016 as compared to $17.91 per barrel in the same period in 2015. Our margins were negatively impacted from our refinery specific crude slate in the Mid-Continent which was impacted by a declining WTI/Bakken differential and a declining WTI/Syncrude differential, which averaged a premium of $2.01 per barrel for the year ended December 31, 2016 as compared to a premium of $1.45 per barrel in the same period in 2015.

The Dated Brent (NYH) 2-1-1 industry crack spread was approximately $13.49 per barrel, or 17.5% lower in the year ended December 31, 2016 as compared to $16.35 per barrel in the same period in 2015. The Dated Brent/WTI differential and Dated Brent/Maya differential were $3.29 and $1.09 lower, respectively, in the year ended December 31, 2016, as compared to the same period in 2015. In addition, the WTI/Bakken differential was approximately $1.57 per barrel less favorable in the year December 31, 2016 as compared to the same period in 2015. Reductions in these benchmark crude differentials typically result in higher crude costs and negatively impact our earnings.

Operating Expenses—Operating expenses totaled $1,390.6 million, or $5.22 per barrel of throughput, for the year ended December 31, 2016 compared to $889.4 million, or $4.72 per barrel of throughput, for the year ended December 31, 2015, an increase of $501.2 million, or 56.4%. The increase in operating expenses was mainly attributable to the operating expenses associated with the Chalmette and Torrance refineries and related logistics assets. For the year ended December 31, 2016 and for the period from its acquisition on November 1, 2015 to December 31, 2015, the Chalmette refinery and related logistics assets incurred operating expenses of approximately $343.9 million and $52.1 million, respectively. In the period from its acquisition on July 1, 2016 to December 31, 2016, the Torrance refinery and related logistics assets incurred operating expenses of approximately $250.5 million. Total operating expenses at our refineries, excluding our Chalmette and Torrance refineries, decreased slightly for the year ended December 31, 2016, primarily due to lower energy costs and maintenance costs. The reduction in energy costs was mainly due to lower natural gas prices while the reduction in maintenance costs was mainly due to timing of repairs and certain non-recurring maintenance costs incurred in 2015. These reductions were partially offset by higher employee-related expenses, primarily attributable to merit increases in salaries.

General and Administrative Expenses—General and administrative expenses totaled $149.6 million for the year ended December 31, 2016, compared to $166.9 million for the year ended December 31, 2015, a decrease of $17.3 million or 10.3%. The decrease in general and administrative expenses primarily relates to reduced employee related expenses of $39.3 million mainly due to lower incentive compensation expenses, partially offset by $12.9 million in additional outside services and other costs to support our acquisitions and related integration activities, and an increase of $9.1 million in equity compensation expense related to incremental grants in 2016 and accelerated vesting of awards due to retirements. Our general and administrative expenses are comprised of the personnel, facilities and other infrastructure costs necessary to support our refineries.

Loss (gain) on Sale of Assets—There was a loss of $11.4 million on the sale of assets for the year ended December 31, 2016 relating to the sale of non-refining assets as compared to a gain of $1.0 million for the year ended December 31, 2015 which related to the sale of railcars which were subsequently leased back.

Depreciation and Amortization Expense—Depreciation and amortization expense totaled $209.8 million for the year ended December 31, 2016, compared to $191.1 million for the year ended December 31, 2015, an increase of $18.7 million. The increase was a result of additional depreciation expense associated with the assets acquired in the Chalmette and Torrance acquisitions and a general increase in our fixed asset base due to capital projects and turnarounds completed since 2015.

Change in Fair Value of Catalyst Leases—Change in the fair value of catalyst leases represented a gain of $1.4 million for the year ended December 31, 2016, compared to a gain of $10.2 million for the year ended December 31, 2015. These gains relate to the change in value of the precious metals underlying the sale and leaseback of our refineries’ precious metals catalyst, which we are obligated to return or repurchase at fair market value on the lease termination dates.

Interest Expense, net—Interest expense totaled $129.5 million for the year ended December 31, 2016, compared to $88.2 million for the year ended December 31, 2015, an increase of $41.3 million. This increase is mainly attributable to higher interest costs associated with the issuance of the 2023 Senior Notes in November 2015, increased interest expense related to the affiliate notes payable and the drawdown on our Revolving Loan to partially fund the Torrance Acquisition in July 2016, partially offset by lower letter of credit fees. Interest expense includes interest on long-term debt and notes payable, costs related to the sale and leaseback of our precious metals catalyst, financing costs associated with the A&R Inventory Intermediation Agreements with J. Aron, letter of credit fees associated with the purchase of certain crude oils, and the amortization of deferred financing costs.

Income Tax Expense—As PBF Holding is a limited liability company treated as a “flow-through” entity for income tax purposes our consolidated financial statements generally do not include a benefit or provision for income taxes for the years ended December 31, 2016 and 2015 apart from the income tax attributable to two subsidiaries of Chalmette Refining and a wholly-owned Canadian subsidiary, PBF Ltd. that are treated as C-Corporations for income tax purposes. The two Chalmette subsidiaries incurred approximately $1.4 million of income tax expense and PBF Holding incurred income tax benefit of approximately $8.4 million attributable to PBF Ltd. for the year ended December 31, 2016. In addition, we recorded $30.7 million of incremental income tax expense in 2016 relating to a correction of prior period income taxes.

2015 Compared to 2014

Overview—Net income was $187.3 million for the year ended December 31, 2015 compared to $21.1 million for the year ended December 31, 2014.

Our results for the year ended December 31, 2015 were negatively impacted by a non-cash special item consisting of an inventory LCM adjustment of approximately $427.2 million whereas our results for the year ended December 31, 2014 were negatively impacted by an inventory LCM adjustment of approximately

$690.1 million. These LCM charges were recorded due to significant declines in the price of crude oil and refined products in 2015 and 2014. Our throughput rates during the year ended December 31, 2015 compared to December 31, 2014 were higher due to the acquisition of the Chalmette refinery on November 1, 2015 as well as an approximate 40-day plant-wide planned turnaround at our Toledo refinery completed in the fourth quarter of 2014. Our results for the year ended December 31, 2015 were positively impacted by higher throughput volumes, lower non-cash special items for LCM charges and higher crack spreads for the East Coast and in the Mid-Continent partially offset by unfavorable movements in certain crude differentials.

Revenues—Revenues totaled $13.1 billion for the year ended December 31, 2015 compared to $19.8 billion for the year ended December 31, 2014, a decrease of approximately $6.7 billion, or 33.8%. Revenues per barrel were $69.66 and $119.89 for the years ended December 31, 2015 and 2014, respectively, a decrease of 41.9% directly related to lower hydrocarbon commodity prices. For the year ended December 31, 2015, the total throughput rates in the East Coast and Mid-Continent refineries averaged approximately 330,700 bpd and 153,800 bpd, respectively. For the period from its acquisition on November 1, 2015 through December 31, 2015, our Gulf Coast refinery’s throughput averaged 190,800 bpd. For the year ended December 31, 2014, the total throughput rates at our East Coast and Mid-Continent refineries averaged approximately 325,300 bpd and 127,800 bpd, respectively. The increase in throughput rates at our East Coast refineries in 2015 compared to 2014 was primarily due to higher run rates as a result of favorable market economics partially offset by unplanned downtime at our Delaware City refinery in 2015. The increase in throughput rates at our Mid-Continent refinery in 2015 compared to 2014 was primarily due to an approximate 40-day plant-wide planned turnaround completed in the fourth quarter of 2014. For the year ended December 31, 2015, the total refined product barrels sold at our East Coast and Mid-Continent refineries averaged approximately 366,100 bpd and 162,600 bpd, respectively. For the period from its acquisition on November 1, 2015 through December 31, 2015, the total refined product barrels sold at our Gulf Coast refinery averaged 216,100 bpd. For the year ended December 31, 2014, the total refined product barrels sold at our East Coast and Mid-Continent refineries averaged approximately 350,800 bpd and 144,100 bpd, respectively. Total refined product barrels sold were higher than throughput rates, reflecting sales from inventory as well as sales and purchases of refined products outside the refineries.

Gross Margin—Gross margin, including refinery operating expenses and depreciation, totaled $441.5 million, or $2.34 per barrel of throughput, for the year ended December 31, 2015, compared to $268.0 million, or $1.60 per barrel of throughput, for the year ended December 31, 2014, an increase of $173.6 million. Gross refining margin (as defined below in Non-GAAP Financial Measures) totaled $1,512.3 million, or $8.02 per barrel of throughput, ($1,939.6 million or $10.29 per barrel of throughput excluding the impact of special items) for the year ended December 31, 2015 compared to $1,314.1 million, or $7.94 per barrel of throughput ($2,004.2 million, or $12.11 per barrel of throughput excluding the impact of special items) for the year ended December 31, 2014, an increase of $198.2 million and a decrease of $64.7 million excluding special items. Excluding the impact of special items, gross refining margin decreased due to the narrowing of certain crude differentials partially offset by higher throughput rates, reflecting the impact from the Chalmette Acquisition, and favorable movements in crack spreads. Excluding the impact of special items, gross margin was relatively consistent with the prior year.

Average industry refining margins in the U.S. Mid-Continent were generally improved during the year ended December 31, 2015, as compared to the same period in 2014. The WTI (Chicago) 4-3-1 industry crack spread was approximately $17.91 per barrel or 12.5% higher in the year ended December 31, 2015, as compared to the same period in 2014. The price of WTI versus Dated Brent and other crude discounts narrowed during the year ended December 31, 2015, and our refinery specific crude slate in the Mid-Continent faced an adverse WTI/Syncrude differential, which averaged a premium of $1.45 per barrel for the year ended December 31, 2015 as compared to a discount of $2.25 per barrel in the same period in 2014.

The Dated Brent (NYH) 2-1-1 industry crack spread was approximately $16.35 per barrel, or 26.5% higher in the year ended December 31, 2015, as compared to the same period in 2014. However, the WTI/Dated Brent differential was $1.81 lower in the year ended December 31, 2015, as compared to the same period in 2014, and the WTI/Bakken differential was $2.58 per barrel less favorable for the same periods. The Dated Brent/Maya differential was approximately $4.63 per barrel less favorable in the year ended December 31, 2015 as compared to the same period in 2014. Additionally, the decrease in the Dated Brent/Maya crude differential, our proxy for the light/heavy crude differential, had a negative impact on our East Coast refineries, which can process a large slate of medium and heavy, sour crude oil that is priced at a discount to light, sweet crude oil. However, the lower flat price of crude oil during 2015 as compared to 2014 resulted in improved margins on certain lower value products we produce.

Operating Expenses—Operating expenses totaled $889.4 million, or $4.72 per barrel of throughput, for the year ended December 31, 2015 compared to $880.7 million, or $5.34 per barrel of throughput, for the year ended December 31, 2014, an increase of $8.7 million, or 1.0%. The increase in operating expenses is mainly attributable to an increase of approximately $45.8 million in maintenance costs, primarily driven by the Chalmette Acquisition in 2015 and general repairs at the Delaware City and Paulsboro refineries, an increase of $17.3 million in employee compensation primarily driven by additional headcount and $14.9 million of increased catalyst and chemicals costs partially offset by net reduced energy and utility costs of $64.4 million due to lower natural gas prices and $4.4 million lower other fixed charges. Our operating expenses principally consist of salaries and employee benefits, maintenance, energy and catalyst and chemicals costs at our refineries. Although operating expenses increased on an overall basis, refinery operating expenses per barrel decreased as a result of higher throughput volumes.

General and Administrative Expenses—General and administrative expenses totaled $166.9 million for the year ended December 31, 2015, compared to $140.2 million for the year ended December 31, 2014, an increase of $26.7 million or 19.1%. The increase in general and administrative expenses primarily relates to higher employee compensation expense of $13.3 million, mainly related to higher headcount and higher incentive compensation expenses, higher outside services fees of $3.0 million related to professional, legal and engineering consultants attributable to the Chalmette Acquisition, and higher equity compensation expense of $1.3 million. Our general and administrative expenses are comprised of the personnel, facilities and other infrastructure costs necessary to support our refineries.

Gain on Sale of Assets—Gain on sale of assets for the year ended December 31, 2015 was $1.0 million which related to the sale of railcars which were subsequently leased back to us, compared to a gain of $0.9 million for the year ended December 31, 2014, for the sale of railcars.

Depreciation and Amortization Expense—Depreciation and amortization expense totaled $191.1 million for the year ended December 31, 2015, compared to $179.0 million for the year ended December 31, 2014, an increase of $12.1 million. The increase was largely driven by our increased fixed asset base due to capital projects and turnarounds completed during 2014 and 2015 as well as the acquisition of the Chalmette refinery in 2015. These general increases were partially offset by reduction in impairment charges. In 2014, we recorded a $28.5 million impairment related to an abandoned capital project at our Delaware City refinery during that year whereas we did not record any significant impairment charges in the year ended December 31, 2015.

Change in Fair Value of Catalyst Leases—Change in the fair value of catalyst leases represented a gain of $10.2 million for the year ended December 31, 2015, compared to a gain of $4.0 million for the year ended December 31, 2014. This gain relates to the change in value of the precious metals underlying the sale and leaseback of our refineries’ precious metals catalyst, which we are obligated to return or repurchase at fair market value on the lease termination dates.

Interest Expense, net—Interest expense totaled $88.2 million for the year ended December 31, 2015, compared to $98.0 million for the year ended December 31, 2014, a decrease of $9.8 million. The decrease is mainly attributable to the termination of our crude and feeedstock supply agreement with MSCG, effective July 31, 2014. Interest expense includes interest on long-term debt including the 2020 Senior Secured Notes and 2023 Notes and credit facility, costs related to the sale and leaseback of our precious metals catalyst, interest expense incurred in connection with our crude and feedstock supply agreement with Statoil up to its expiration on December 31, 2015, financing costs associated with the Inventory Intermediation Agreements with J. Aron, letter of credit fees associated with the purchase of certain crude oils, and the amortization of deferred financing fees.

Income Tax Expense—As PBF Holding is a limited liability company treated as a “flow-through” entity for income tax purposes our consolidated financial statements do not include a benefit or provision for income taxes for the years ended December 31, 2015 and 2014 apart from the income tax attributable to two subsidiaries of Chalmette Refining that are treated as C-Corporations for income tax purposes.

Non-GAAP Financial Measures

Management uses certain financial measures to evaluate our operating performance that are calculated and presented on the basis of methodologies other than in accordance with GAAP (“non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies.

Special Items

The non-GAAP measures presented include EBITDA excluding special items, and gross refining margin excluding special items. The special items for the periods presented relate to an LCM inventory adjustment and debt extinguishment costs (as further explained in “Notes to Non-GAAP Financial Measures” below). Although we believe that non-GAAP financial measures, excluding the impact of special items, provide useful supplemental information to investors regarding the results and performance of our business and allow for helpful period-over-period comparisons, such non-GAAP measures should only be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP.

Gross Refining Margin and Gross Refining Margin Excluding Special Items

Gross refining margin is defined as gross margin excluding depreciation and operating expenses related to the refineries. We believe both gross refining margin and gross refining margin excluding special items are important measures of operating performance and provide useful information to investors because they are helpful metric comparisons to the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for refinery operating expenses and depreciation. In order to assess our operating performance, we compare our gross refining margin (revenue less cost of products and other) to industry refining margin benchmarks and crude oil prices as defined in the table below.

Neither gross refining margin nor gross refining margin excluding special items should be considered an alternative to gross margin, operating income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin and gross refining margin excluding special items presented by other companies may not be comparable to our presentation, since each company may define these terms differently. The following table presents our GAAP calculation of gross margin and a reconciliation of gross refining margin to the most directly comparable GAAP financial measure, gross margin, on a historical basis, as applicable, for each of the periods indicated (in thousands, except per barrel amounts):

	Year Ended December 31,
	2016		2015		2014
	$	per barrel of throughput	$	per barrel of throughput	$	per barrel of throughput
Calculation of gross margin:
Revenues	$15,908,537	$59.72	$13,123,929	$69.66	$19,828,155	$119.88
Less: Cost of products and other	13,765,088	51.67	11,611,599	61.64	18,514,054	111.95
Less: Refinery operating expenses	1,390,582	5.22	889,368	4.72	880,701	5.33
Less: Refinery depreciation expenses	204,005	0.77	181,423	0.96	165,413	1.00

Gross margin	$548,862	$2.06	$441,539	$2.34	$267,987	$1.60

Reconciliation of gross margin to gross refining margin:
Gross margin	$548,862	$2.06	$441,539	$2.34	$267,987	$1.60
Add: Refinery operating expenses	1,390,582	5.22	889,368	4.72	880,701	5.34
Add: Refinery depreciation expense	204,005	0.77	181,423	0.96	165,413	1.00

Gross refining margin	$2,143,449	$8.05	$1,512,330	$8.02	$1,314,101	$7.94

Special items:
Add: Non-cash LCM inventory adjustment (1)	(521,348)	(1.96)	427,226	2.27	690,110	4.17

Gross refining margin excluding special items	$1,622,101	$6.09	$1,939,556	$10.29	$2,004,211	$12.11

	Six Months Ended June 30,
	2017		2016
	$	per barrel of throughput	$	per barrel of throughput
Calculation of gross margin:
Revenues	$9,763,449	$71.57	$6,655,958	$54.25
Less: Cost of products and other	8,914,587	65.35	5,730,731	46.71
Less: Refinery operating expenses	835,423	6.12	568,178	4.63
Less: Refinery depreciation expenses	110,900	0.81	100,136	0.82

Gross margin	$(97,461)	$(0.71)	$256,913	$2.09

Reconciliation of gross margin to gross refining margin:
Gross margin	$(97,461)	$(0.71)	$256,913	$2.09
Add: Refinery operating expenses	835,423	6.12	568,178	4.63
Add: Refinery depreciation expense	110,900	0.81	100,136	0.82

Gross refining margin	$848,862	$6.22	$925,227	$7.54

Special items:
Add: Non-cash LCM inventory adjustment (1)	167,134	1.23	(216,843)	(1.77)

Gross refining margin excluding special items	$1,015,996	$7.45	$708,384	$5.77

See notes to Non-GAAP Financial Measures.

EBITDA, EBITDA Excluding Special Items and Adjusted EBITDA

Our management uses EBITDA (earnings before interest, income taxes, depreciation and amortization), EBITDA excluding special items and Adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, creditors, analysts and investors concerning our financial performance. Our outstanding indebtedness for borrowed money and other contractual obligations also include similar measures as a basis for certain covenants under those agreements which may differ from the Adjusted EBITDA definition described below.

EBITDA, EBITDA excluding special items and Adjusted EBITDA are not presentations made in accordance with GAAP and our computation of EBITDA, EBITDA excluding special items and Adjusted EBITDA may vary from others in our industry. In addition, Adjusted EBITDA contains some, but not all, adjustments that are taken into account in the calculation of the components of various covenants in the agreements governing the Senior Notes and other credit facilities. EBITDA, EBITDA excluding special items and Adjusted EBITDA should not be considered as alternatives to operating income (loss) or net income (loss) as measures of operating performance. In addition, EBITDA, EBITDA excluding special items and Adjusted EBITDA are not presented as, and should not be considered, an alternative to cash flows from operations as a measure of liquidity. Adjusted EBITDA is defined as EBITDA before adjustments for items such as equity-based compensation expense, gains (losses) from certain derivative activities and contingent consideration, the non-cash change in the deferral of gross profit related to the sale of certain finished products, the write down of inventory to the LCM, and debt extinguishment costs related to refinancing activities. Other companies, including other companies in our industry, may calculate EBITDA, EBITDA excluding special items and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. EBITDA, EBITDA excluding special items and Adjusted EBITDA also have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include that EBITDA, EBITDA excluding special items and Adjusted EBITDA:

•	do not reflect depreciation expense or our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	do not reflect realized and unrealized gains and losses from certain hedging activities, which may have a substantial impact on our cash flow;

•	do not reflect certain other non-cash income and expenses; and

•	exclude income taxes that may represent a reduction in available cash.

The following tables reconcile net income as reflected in our results of operations to EBITDA, EBITDA excluding special items and Adjusted EBITDA for the periods presented (in thousands):

	Year Ended December 31,
	2016	2015	2014
Reconciliation of net income (loss) to EBITDA:
Net income (loss)	$235,886	$187,294	$21,117
Add: Depreciation and amortization expense	209,840	191,110	178,996
Add: Interest expense, net	129,536	88,194	98,001
Add: Income tax expense (benefit)	23,689	648	—

EBITDA	$598,951	$467,246	$298,114

Special Items:
Add: Non-cash LCM inventory adjustment (1)	(521,348)	427,226	690,110

EBITDA excluding special items	$77,603	$894,472	$988,224

Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$598,951	$467,246	$298,114
Add: Stock based compensation	18,296	9,218	6,095
Add: Non-cash change in fair value of catalyst leases	(1,422)	(10,184)	(3,969)
Add: Non-cash LCM inventory adjustment (1)	(521,348)	427,226	690,110

Adjusted EBITDA	$94,477	$893,506	$990,350

	Six Months Ended June 30,
	2017	2016
Reconciliation of net income (loss) to EBITDA:
Net income (loss)	$(270,916)	$83,076
Add: Depreciation and amortization expense	118,683	103,212
Add: Interest expense, net	63,513	64,550
Add: Income tax expense (benefit)	6,332	26,996

EBITDA	$(82,388)	$277,834

Special Items:
Add: Non-cash LCM inventory adjustment (1)	167,134	(216,843)
Add: Debt extinguishment costs (1)	25,451	—

EBITDA excluding special items	$110,197	$60,991

Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$(82,388)	$277,834
Add: Stock based compensation	10,134	9,999
Add: Non-cash change in fair value of catalyst leases	1,484	4,633
Add: Non-cash LCM inventory adjustment (1)	167,134	(216,843)
Add: Debt extinguishment costs (1)	25,451	—

Adjusted EBITDA	$121,815	$75,623

See notes to Non-GAAP Financial Measures

Notes to Non-GAAP Financial Measures

The following notes are applicable to the Non-GAAP Financial Measures above:

(1)	Special items: In accordance with GAAP, we are required to state our inventories at the lower of cost or market. Our inventory cost is determined by the last-in, first-out (“LIFO”) inventory valuation methodology, in which the most recently incurred costs are charged to cost of sales and inventories are valued at base layer acquisition costs. Market is determined based on an assessment of the current estimated replacement cost and net realizable selling price of the inventory. In periods where the market price of our inventory declines substantially, cost values of inventory may exceed market values. In such instances, we record an adjustment to write down the value of inventory to market value in accordance with GAAP. In subsequent periods, the value of inventory is reassessed and an LCM inventory adjustment is recorded to reflect the net change in the LCM inventory reserve between the prior period and the current period.

The following table includes the lower of cost or market inventory reserve as of each date presented (in thousands):

	2016	2015	2014	2013
December 31,	$595,988	$1,117,336	$690,110	$—

	2017	2016
January 1,	$595,988	$1,117,336
March 31,	612,027	1,058,273
June 30,	763,122	900,493

The following tables includes the corresponding impact of changes in the lower of cost or market inventory reserve on both operating income and net income for the periods presented (in thousands):

	Year Ended December 31,
	2016	2015	2014
Net LCM inventory adjustment benefit (charge) in both operating and net income	$521,348	$(427,226)	$(690,110)

	Six Months Ended June 30,
	2017	2016
Net LCM inventory adjustment benefit (charge) in both operating and net income	$(167,134)	$216,843

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are our cash flows from operations and borrowing availability under our credit facilities, as more fully described below. We believe that our cash flows from operations and available capital resources will be sufficient to meet our and our subsidiaries’ capital expenditure, working capital, distribution payments and debt service requirements for the next twelve months. However, our ability to generate sufficient cash flow from operations depends, in part, on petroleum oil market pricing and general economic, political and other factors beyond our control. We are in compliance as of June 30, 2017 with all of the covenants, including financial covenants, in all of our debt agreements.

Cash Flow Analysis

Cash Flows from Operating Activities

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

Net cash used in operating activities was $205.8 million for the six months ended June 30, 2017 compared to net cash provided by operating activities of $147.8 million for the six months ended June 30, 2016. Our operating cash flows for the six months ended June 30, 2017 included our net loss of $270.9 million, plus depreciation and amortization of $122.8 million, a non-cash charge of $167.1 million relating to an LCM inventory adjustment, debt extinguishment costs related to refinancing of our 2020 Senior Secured Notes of $25.5 million, pension and other post-retirement benefits costs of $21.1 million, equity-based compensation of $10.1 million, changes in the fair value of our catalyst leases of $1.5 million, deferred income taxes of $5.1 million, loss on sale of assets of $0.9 million and net distributions in excess of earnings from our investment in TVPC of $4.8 million, offset by a change in the fair value of our inventory repurchase obligations of $3.1 million. In addition, net changes in operating assets and liabilities reflected uses of cash of $290.8 million driven by the timing of inventory purchases, payments for accrued expenses and accounts payable and collections of accounts receivable. Our operating cash flows for the six months ended June 30, 2016 included our net income of $83.1 million, plus net non-cash charges relating to depreciation and amortization of $107.9 million, the change in the fair value of our inventory repurchase obligations of $26.2 million, deferred income taxes of $27.1 million, pension and other post-retirement benefits costs of $15.4 million, changes in the fair value of our catalyst leases of $4.6 million, equity-based compensation of $10.0 million and a loss on sale of assets of $3.2 million, partially offset by a non-cash benefit of $216.8 million relating to an LCM inventory adjustment. In addition, net changes in operating assets and liabilities reflected sources of cash of $87.2 million driven by the timing of inventory purchases, payments for accrued expenses and accounts payables and collections of accounts receivables.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net cash provided by operating activities was $551.6 million for the year ended December 31, 2016 compared to net cash provided by operating activities of $652.4 million for the year ended December 31, 2015. Our operating cash flows for the year ended December 31, 2016 included our net income of $235.9 million, depreciation and amortization of $218.9 million, change in the fair value of our inventory repurchase obligations of $29.5 million, pension and other post-retirement benefits costs of $38.0 million, deferred income tax expense of $19.8 million, stock-based compensation of $18.3 million and a loss on sale of assets of $11.4 million, partially offset by net non-cash benefits relating to an LCM adjustment of $521.3 million, equity income from our investment in TVPC of $5.7 million and the changes in the fair value of our catalyst lease of $1.4 million. In addition, net changes in working capital reflected sources of cash of $508.3 million driven by timing of inventory purchases and collections of accounts receivable. Our operating cash flows for the year ended December 31, 2015 included our net income of $187.3 million, plus net non-cash charges relating to an LCM adjustment of $427.2 million, depreciation and amortization of $199.4 million, change in the fair value of our inventory repurchase obligations of $63.4 million, pension and other post-retirement benefits costs of $27.0 million, and stock-based compensation of $9.2 million, partially offset by the changes in the fair value of our catalyst lease of $10.2 million, and gain on sales of assets of $1.0 million. In addition, net changes in working capital reflected uses of cash of $249.9 million driven by timing of inventory purchases and collections of accounts receivable.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net cash provided by operating activities was $652.4 million for the year ended December 31, 2015 compared to net cash provided by operating activities of $495.7 million for the year ended December 31, 2014. Our operating cash flows for the year ended December 31, 2014 included our net income of $21.1 million, plus net non-cash charges relating to an LCM adjustment of $690.1 million, depreciation and amortization of $186.4 million, pension and other post-retirement benefits costs of $22.6 million, and stock-based compensation of $6.1 million, partially offset by the change in the fair value of our inventory repurchase obligations of $93.2 million, change in the fair value of our catalyst lease of $4.0 million, and gain on sales of assets of $0.9 million. In addition, net changes in working capital reflected uses of cash of $332.5 million driven by timing of inventory purchases and collections of accounts receivable as well as payments associated with the terminations of the MSCG offtake and Statoil supply agreement.

Cash Flows from Investing Activities

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

Net cash used in investing activities was $417.7 million for the six months ended June 30, 2017 compared to net cash used in investing activities of $233.8 million for the six months ended June 30, 2016. The net cash flows used in investing activities for the six months ended June 30, 2017 was comprised of capital expenditures totaling $179.6 million, expenditures for refinery turnarounds of $214.4 million and expenditures for other assets of $23.7 million. Net cash used in investing activities for the six months ended June 30, 2016 was comprised of capital expenditures totaling $110.0 million, expenditures for refinery turnarounds of $106.6 million, expenditures for other assets of $21.3 million and a final net working capital settlement of $2.7 million associated with the acquisition of the Chalmette refinery, partially offset by $6.9 million of proceeds from the sale of assets.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net cash used in investing activities was $1,473.5 million for the year ended December 31, 2016 compared to net cash used in investing activities of $811.2 million for the year ended December 31, 2015. The net cash flows used in investing activities for the year ended December 31, 2016 was comprised of cash outflows of $971.9 million used to fund the Torrance Acquisition, capital expenditures totaling $282.4 million, expenditures for turnarounds of $198.7 million, expenditures for other assets of $42.5 million and the final working capital settlement related to the acquisition of the Chalmette refinery of $2.7 million, partially offset by $24.7 million in proceeds from the sale of assets. The net cash flows used in investing activities for the year ended December 31, 2015 was comprised of $565.3 million used in the acquisition of the Chalmette refinery, capital expenditures totaling $352.4 million, expenditures for turnarounds of $53.6 million, and expenditures for other assets of $8.2 million, partially offset by $168.3 million in proceeds from the sale of assets.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net cash used in investing activities was $811.2 million for the year ended December 31, 2015 compared to net cash used in investing activities of $422.7 million for the year ended December 31, 2014. The net cash used in investing activities for the year ended December 31, 2014 was comprised of capital expenditures totaling $470.5 million, expenditures for turnarounds of $137.7 million, and expenditures for other assets of $17.3 million, partially offset by $202.7 million in proceeds from the sale of assets.

Cash Flows from Financing Activities

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

Net cash provided by financing activities was $110.8 million for the six months ended June 30, 2017 compared to net cash provided by financing activities of $481.5 million for the six months ended June 30, 2016. For the six months ended June 30, 2017, net cash provided by financing activities consisted of a contribution from PBF LLC of $97.0 million and net cash proceeds of $22.4 million from the issuance of the 2025 Senior Notes net of cash paid to redeem the 2020 Senior Secured Notes and related issuance costs. Additionally, during the six months ended June 30, 2017, we made distributions to members of $5.3 million and principal amortization payments of the PBF Rail Term Loan of $3.3 million. Further, during the six months ended June 30, 2017, we borrowed and repaid $290.0 million under our Revolving Loan resulting in no net change to amounts outstanding for the six months ended June 30, 2017. For the six months ended June 30, 2016, net cash provided by financing activities consisted primarily of proceeds from the Revolving Loan of $550.0 million and a net increase of $0.1 million in proceeds from affiliate notes payable partially offset by $61.7 million of distribution to members and repayments of the PBF Rail revolving credit facility of $7.0 million.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net cash provided by financing activities was $633.8 million for the year ended December 31, 2016 compared to net cash provided by financial activities of $855.2 million for the year ended December 31, 2015. For the year ended December 31, 2016, net cash provided by financing activities consisted primarily of net proceeds from the Revolving Loan of $350.0 million, a contribution from our parent of $450.3 million, proceeds from the PBF Rail Term Loan of $35.0 million and proceeds from catalyst leases of $15.6 million, partially offset by distributions to members of $139.4 million, repayments of the Rail Facility of $67.5 million and net repayments of the affiliate note payable of $10.1 million. For the year ended December 31, 2015, net cash provided by financing activities consisted primarily of $500.0 million in proceeds from the 2023 Senior Notes, capital contributions of $345.0 million, proceeds from affiliate notes payable of $347.8 million, and net proceeds from the PBF Rail Facility of $30.1 million, partially offset by distribution to members of $350.7 million and deferred financing costs and other of $17.1 million.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net cash provided by financing activities was $855.2 million for the year ended December 31, 2015 compared to net cash provided by financing activities of $68.5 million for the year ended December 31, 2014. For the year ended December 31, 2014, net cash provided by financing activities consisted primarily of capital contributions of $328.7 million, proceeds from affiliate notes payable of $90.6 million, net proceeds from the Rail Facility of $37.3 million, partially offset by distributions to members of $361.4 million, net repayments of the Revolving Loan of $15.0 million and $11.7 million for deferred financing costs and other.

Capitalization

Our capital structure was comprised of the following as of December 31, 2016 (in millions):

December 31, 2016
Debt, including current maturities:
8.25% Senior Secured Notes due 2020	$670.9
7.00% Senior Secured Notes due 2023 (1)	500.0
Revolving Loan	350.0
PBF Rail Term Loan	35.0
Catalyst leases	46.0

Total debt	1,601.9

Unamortized deferred financing costs	(25.3)

Total debt, net of unamortized deferred financing costs	1,576.6
Affiliate notes payable	86.3
Total Equity	2,588.9

Total Capitalization	$4,251.8

Total Debt to Capitalization Ratio	39%

Our total debt, net of unamortized deferred financing costs to capitalization ratio was 39% and 48% at December 31, 2016 and 2015, respectively.

(1)	These notes became unsecured following the “Collateral Fall-Away Event” defined under the indenture governing the 2025 Notes which occurred on May 30, 2017.

2016 Debt Transactions

As noted in “Note 9—Credit Facility and Long-term Debt” to our consolidated financial statements for the year ended December 31, 2016 included elsewhere herein, on December 22, 2016, the PBF Rail Facility was repaid in full and terminated in connection with the execution of The PBF Term Loan (as defined below).

On December 22, 2016, PBF Rail entered into a $35.0 million term loan (the “PBF Rail Term Loan”) with DVB Bank SE (“DVB”). The PBF Rail Term Loan amortizes monthly over its five year term and bears interest at the one month LIBOR plus 2.0%. As security for the PBF Rail Term Loan, PBF Rail pledged, among other things: (i) certain eligible railcars; (ii) the Debt Service Reserve Account; and (iii) our membership interest in PBF Rail. Additionally, the PBF Rail Term Loan contains customary terms, events of default and covenants for transactions of this nature. PBF Rail may at any time repay the PBF Rail Term Loan without penalty in the event that railcars collateralizing the loan are sold, scrapped or otherwise removed from the collateral pool.

The 7.00% 2023 Senior Notes were issued on November 24, 2015 and included a registration payment arrangement whereby we agreed to use commercially reasonable efforts to consummate an offer to exchange the 2023 Senior Notes for an issue of registered notes with terms substantially identical to the notes not later than 365 days after the date of the original issuance of the notes. The registration statement was declared effective on December 1, 2016 and the exchange was consummated on January 19, 2017. Because the exchange offer was not consummated by November 24, 2016, additional interest was added at a rate of 0.25% per annum for the period from November 24, 2016 through the consummation of the exchange. As a result, we recognized approximately $0.1 million of additional interest expense in 2016.

During 2016, we borrowed under our Revolving Loan to partially fund the Torrance Acquisition (as discussed in “Note 3—Acquisitions” to our consolidated financial statements for the year ended December 31, 2016 included elsewhere herein).

Revolving Credit Facilities Overview

Our primary sources of liquidity are cash flows from operations with additional sources available under borrowing capacity from our revolving line of credit. As of December 31, 2016, we had $626.7 million of cash and cash equivalents and $350.0 million outstanding under our Revolving Loan. We believe available capital resources will be adequate to meet our capital expenditure, working capital and debt service requirements. We had available capacity under our revolving credit facility as follows at December 31, 2016 (in millions):

	Total Capacity	Amount Borrowed as of December 31, 2016	Outstanding Letters of Credit	Available Capacity	Expiration date
PBF Holding Revolving Loan (a)	$2,635.0	$350.0	$412.0	$534.6	August 2019

(a)	The amount available for borrowings and letters of credit under the Revolving Loan is calculated according to a “borrowing base” formula based on (i) 90% of the book value of eligible accounts receivable with respect to investment grade obligors plus (ii) 85% of the book value of eligible accounts receivable with respect to non-investment grade obligors plus (iii) 80% of the cost of eligible hydrocarbon inventory plus (iv) 100% of cash and cash equivalents in deposit accounts subject to a control agreement. The borrowing base is subject to customary reserves and eligibility criteria and in any event cannot exceed $2.635 billion.

Additional Information on Indebtedness

Our debt, including our revolving credit facility, term loan and senior notes, include certain typical financial covenants and restrictions on our subsidiaries’ ability to, among other things, incur or guarantee new debt, engage in certain business activities including transactions with affiliates and asset sales, make investments or distributions, engage in mergers or pay dividends in certain circumstances. These covenants are subject to a number of important exceptions and qualifications. For further discussion of our indebtedness and these covenants and restrictions, see “Note 9—Credit Facilities and Long-term Debt” to our consolidated financial statements for the year ended December 31, 2016 included elsewhere herein.

We were in compliance with our covenants as of June 30, 2017.

Cash Balances

As of December 31, 2016 and June 30, 2017, our cash and cash equivalents totaled $626.7 million and $114.0 million, respectively.

Liquidity

As of June 30, 2017, our total liquidity was approximately $894.8 million, compared to total liquidity of approximately $1,161.3 million as of December 31, 2016. Total liquidity is the sum of our cash and cash equivalents plus the estimated amount available under the Revolving Loan.

Working Capital

Our working capital at June 30, 2017 was $627.1 million, consisting of $2,695.4 million in total current assets and $2,068.3 million in total current liabilities. Our working capital at December 31, 2016 was $1,111.0 million, consisting of $3,154.3 million in total current assets and $2,043.3 million in total current liabilities. Working capital has decreased primarily as a result of capital expenditures, including turnaround costs, during the six months ended June 30, 2017.

Capital Spending

Net capital spending was $417.7 million for the six months ended June 30, 2017, which primarily included turnaround costs, safety related enhancements and facility improvements at the refineries. We currently expect to spend an aggregate of approximately between $575.0 million to $600.0 million in net capital expenditures during the full year 2017 for facility improvements and refinery maintenance and turnarounds. Significant capital spending plans for the full year 2017 include turnarounds for the FCC at our Delaware City refinery, several units at our Torrance refinery and several units at our Chalmette refinery, as well as expenditures to meet Tier 3 requirements.

Crude and Feedstock Supply Agreements

Certain of our purchases of crude oil under our agreements with foreign national oil companies require that we post letters of credit and arrange for shipment. We pay for the crude when invoiced, at which time the letters of credit are lifted. Our crude and feedstock supply agreements with PDVSA provide that the crude oil can be processed at any of our East and Gulf Coast refineries. In connection with the Torrance Acquisition, we entered into a crude supply agreement with ExxonMobil to deliver crude oil to our Torrance refinery.

Inventory Intermediation Agreements

On May 4, 2017, we and our subsidiaries, DCR and PRC, entered into amendments to the inventory intermediation agreements (as amended in the second quarter of 2017, the “A&R Intermediation Agreements”) with J. Aron, pursuant to which certain terms of the existing inventory intermediation agreements were amended, including, among other things, pricing and an extension of the terms. The A&R Intermediation Agreements were further amended on September 8, 2017. As a result the amendments (i) the A&R Intermediation Agreement by and among J. Aron, us and PRC relating to the Paulsboro refinery extends to December 31, 2019, which term may be further extended by mutual consent of the parties to December 31, 2020 and (ii) the A&R Intermediation Agreement by and among J. Aron, us and DCR relating to the Delaware City refinery extends the term to July 1, 2019, which term may be further extended by mutual consent of the parties to July 1, 2020.

Pursuant to each A&R Intermediation Agreement, J. Aron continues to purchase and hold title to certain of the intermediate and finished products (the “Products”) produced by the Paulsboro and Delaware City refineries

(the “Refineries”), respectively, and delivered into tanks at the Refineries. Furthermore, J. Aron agrees to sell the Products back to the Refineries as the Products are discharged out of the Refineries’ tanks. J. Aron has the right to store the Products purchased in tanks under the A&R Intermediation Agreements and will retain these storage rights for the term of the agreements. We continue to market and sell independently to third parties.

At June 30, 2017, the LIFO value of intermediates and finished products owned by J. Aron included within inventory on our balance sheet was $300.9 million. We accrue a corresponding liability for such intermediates and finished products.

Contractual Obligations and Commitments

The following table summarizes our material contractual payment obligations as of December 31, 2016 (in thousands):

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt (a)	$1,692,767	$9,798	$472,469	$710,500	$500,000
Interest payments on debt facilities (a)	472,490	101,893	200,808	99,789	70,000
Operating Leases (b)	436,667	111,184	187,740	105,322	32,421
Purchase obligations (c):
Crude Supply and Inventory Intermediation Agreements	8,137,912	2,268,826	3,560,062	2,309,024	—
Other Supply and Capacity Agreements	1,269,562	187,443	328,399	195,324	558,396
Minimum volume commitments with PBFX (d)	1,469,766	208,319	411,344	409,116	440,987
Construction obligations	33,927	33,927	—	—	—
Environmental obligations (e)	159,111	9,981	22,037	10,250	116,843
Pension and post-retirement obligations (f)	263,723	13,413	17,648	19,012	213,650

Total contractual cash obligations	$13,935,925	$2,944,784	$5,200,507	$3,858,337	$1,932,297

(a) Long-term Debt and Interest Payments on Debt Facilities

Long-term debt obligations in the table above as of December 31, 2016 represent (i) the repayment of the outstanding borrowings under the Revolving Loan; (ii) the repayment of indebtedness incurred in connection with the 2020 Senior Secured Notes; (iii) the repayment of our catalyst lease obligations on their maturity dates; (iv) the repayment of outstanding amounts under the PBF Rail Term Loan; and (v) the repayment of outstanding affiliate notes payable with PBF LLC and PBF Energy.

Interest payments on debt facilities include cash interest payments on the 2020 Senior Secured Notes, catalyst lease obligations, PBF Rail Term Loan, our affiliate notes payable with PBF Energy and PBF LLC, plus cash payments for the commitment fee on the unused Revolving Loan and letter of credit fees on the letters of credit outstanding at December 31, 2016. With the exception of our catalyst leases, we have no long-term debt maturing before 2019 as of December 31, 2016.

On May 30, 2017, the Company consummated the offering of the 2025 Senior Notes and used the funds for the redemption of the 2020 Senior Secured Notes and general corporate purposes.

(b) Operating Leases

We enter into operating leases in the normal course of business, some of these leases provide us with the option to renew the lease or purchase the leased item. Future operating lease obligations would change if we chose to exercise renewal options and if we enter into additional operating lease agreements. Certain of our lease obligations contain a fixed and variable component. The table above reflects the fixed component of our lease obligations. The variable component could be significant. Our operating lease obligations are further explained in the Commitments and Contingencies footnote to our financial statements for the year ended December 31, 2016 included elsewhere herein. In support of our rail strategy, we have at times entered into agreements to lease or purchase crude railcars. A portion of these railcars were purchased via the Rail Facility entered into during 2014, which was repaid in full and terminated in connection with the execution of the PBF Rail Term Loan in 2016. Certain of these railcars were subsequently sold to third parties, which have leased the railcars back to us for periods of between four and seven years.

(c) Purchase Obligations

We have obligations to repurchase certain intermediates and refined products under separate inventory intermediation agreements with J. Aron as further explained in the Summary of Significant Accounting Policies, Inventories and Accrued Expenses footnotes to our financial statements for the year ended December 31, 2016 included elsewhere herein. Additionally, purchase obligations under “Crude Supply and Inventory Intermediation Agreements” include commitments to purchase crude oil from certain counterparties under supply agreements entered into to ensure adequate supplies of crude oil for our refineries. These obligations are based on aggregate minimum volume commitments at 2016 year end market prices.

As of June 30, 2017, a liability of $233.5 million was recorded for the inventory and supply intermediation arrangements and is recorded at market price for the J. Aron owned inventory held in the Company’s storage tanks under the A&R Inventory Intermediation Agreements.

Payments under “Other Supply and Capacity Agreements” include contracts for the transportation of crude oil and supply of hydrogen, steam, or natural gas to certain of our refineries, contracts for the treatment of wastewater, and contracts for pipeline capacity. We enter into these contracts to facilitate crude oil deliveries and to ensure an adequate supply of energy or essential services to support our refinery operations. Substantially all of these obligations are based on fixed prices. Certain agreements include fixed or minimum volume requirements, while others are based on our actual usage. The amounts included in this table are based on fixed or minimum quantities to be purchased and the fixed or estimated costs based on market conditions as of December 31, 2016.

(d) Minimum commitments with PBFX

We have minimum obligations under our commercial agreements entered into with PBFX. PBFX receives, handles and transfers crude oil and receives, stores and delivers crude oil, refined products and intermediates from sources located throughout the United States and Canada in support of certain of our refineries. Refer to “Note 12—Related Party Transactions” to our consolidated financial statements for the year ended December 31, 2016 included elsewhere herein for a detailed explanation of each of these agreements.

Included in the table above are our obligations related to the minimum commitments required under these commercial agreements. Any incremental volumes above any minimums throughput under these agreements would increase our obligations. Our obligation with respect to the Toledo Tank Farm Storage and Terminaling Agreement is based on the estimated shell capacity of the storage tanks to be utilized.

(e) Environmental Obligations

In connection with the Paulsboro acquisition, we assumed certain environmental remediation obligations to address existing soil and groundwater contamination at the site and recorded as a liability in the amount of $10.8 million which reflects the present value of the current estimated cost of the remediation obligations assumed based on investigative work to-date. The undiscounted estimated costs related to these environmental remediation obligations were $16.7 million as of December 31, 2016.

In connection with the acquisition of the Delaware City assets, the prior owners remain responsible, subject to certain limitations, for certain pre-acquisition environmental obligations, including ongoing soil and groundwater remediation at the site.

In connection with the Delaware City assets and Paulsboro refinery acquisitions, we, along with the seller, purchased two individual ten-year, $75.0 million environmental insurance policies to insure against unknown environmental liabilities at each site.

In connection with the acquisition of Toledo, the seller initially retains, subject to certain limitations, remediation obligations which will transition to us over a 20-year period.

In connection with the acquisition of the Chalmette refinery, the sellers provided $3.9 million financial assurance in the form of a surety bond to cover estimated potential site remediation costs associated with an agreed to Administrative Order of Consent with the EPA. Additionally, we purchased a ten year $100.0 million environmental insurance policy to insure against unknown environmental liabilities at the site.

In connection with the Torrance Acquisition, we assumed certain environmental remediation obligations to address existing soil and groundwater contamination at the site and recorded a liability of $142.5 million as of December 31, 2016, which reflects the current estimated cost of the remediation obligations, expected to be paid out over an average period of approximately 20 years. Additionally, we purchased a ten year $100.0 million environmental insurance policy to insure against unknown environmental liabilities.

In connection with the acquisition of all of our refineries, we assumed certain environmental obligations under regulatory orders unique to each site, including orders regulating air emissions from each facility.

(f) Pension and Post-retirement Obligations

Pension and post-retirement obligations include only those amounts we expect to pay out in benefit payments and are further explained at the Employee Benefit Plans footnote to our financial statements for the year ended December 31, 2016 included elsewhere herein.

(g) Tax Receivable Agreement Obligations

The Contractual Obligations and Commitments Table above does not include tax distributions or other distributions that we expect to make on account of PBF Energy’s obligations under the tax receivable agreement that PBF Energy entered into with the members of PBF LLC other than PBF Energy in connection with PBF Energy’s initial public offering.

PBF Energy used a portion of the proceeds from its IPO to purchase PBF LLC Series A Units from the members of PBF LLC other than PBF Energy. In addition, the members of PBF LLC other than PBF Energy may (subject to the terms of the exchange agreement) exchange their PBF LLC Series A Units for shares of Class A common stock of PBF Energy on a one-for-one basis. As a result of both the purchase of PBF LLC Series A Units and subsequent secondary offerings and exchanges, PBF Energy is entitled to a proportionate share of the existing tax basis of the assets of PBF LLC. Such transactions have resulted in increases in the tax basis of the assets of PBF LLC that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that PBF Energy would otherwise be required to pay in the future. These increases in tax basis have reduced the amount of the tax that PBF Energy would have otherwise been required to pay and may also decrease gains (or increase losses) on the future disposition of certain capital assets to the extent tax basis is allocated to those capital assets. PBF Energy entered into a tax receivable agreement with the current and former members of PBF LLC other than PBF Energy that provides for the payment by PBF Energy to such members of 85% of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of PBF Energy and not of PBF Holding or any of its subsidiaries.

PBF Energy expects to obtain funding for these payments by causing its subsidiaries to make cash distributions to PBF LLC, which, in turn, will distribute such amounts, generally as tax distributions, on a pro-rata basis to its owners, which as of December 31, 2016 include the members of PBF LLC other than PBF Energy holding a 3.5% interest and PBF Energy holding a 96.5% interest. The members of PBF LLC other than PBF Energy may continue to reduce their ownership in PBF LLC by exchanging their PBF LLC Series A Units for shares of PBF Energy Class A common stock. Such exchanges may result in additional increases in the tax basis of PBF Energy’s investment in PBF LLC and require PBF Energy to make increased payments under the tax receivable agreement. Required payments under the tax receivable agreement also may increase or become accelerated in certain circumstances, including certain changes of control.

Off-Balance Sheet Arrangements and Contractual Obligations and Commitments

We have no off-balance sheet arrangements as of June 30, 2017, other than outstanding letters of credit in the amount of approximately $442.6 million and operating leases.

Distribution Policy

On August 3, 2017 PBF Energy, PBF Holding’s indirect parent, announced a dividend of $0.30 per share on outstanding Class A common stock. The dividend was paid on August 31, 2017 to Class A common stockholders of record at the close of business on August 15, 2017. PBF Holding made a distribution of $34.1 million to PBF LLC, which in turn made pro-rata distributions to its members, including PBF Energy. PBF Energy used this distribution to fund the dividend payments to the stockholders of PBF Energy.

As of June 30, 2017, we had $894.8 million of unused borrowing availability, which includes our cash and cash equivalents of $114.0 million, under the Revolving Loan to fund our operations, if necessary. Accordingly, as of June 30, 2017, there was sufficient cash and cash equivalents and borrowing capacity under our credit facilities available to make distributions to PBF LLC, in order for PBF LLC, if necessary, to make pro rata distributions to its members, including PBF Energy, necessary to fund in excess of one year’s cash dividend payments by PBF Energy.

Since, as described above, there was sufficient cash and cash equivalents and borrowing capacity as of June 30, 2017, we would have been permitted under our debt agreements to make these distributions; however, our ability to continue to comply with our debt covenants is, to a significant degree, subject to our operating results, which are dependent on a number of factors outside of our control. We believe our and our subsidiaries’ available cash and cash equivalents, other sources of liquidity to operate our business and operating performance provides us with a reasonable basis for our assessment that we can support PBF Energy’s intended distribution policy.

Critical Accounting Policies

The following summary provides further information about our critical accounting policies that involve critical accounting estimates and should be read in conjunction with “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements, “Item 8. Financial Statements and Supplementary Data.” The following accounting policies involve estimates that are considered critical due to the level of subjectivity and judgment involved, as well as the impact on our financial position and results of operations. We believe that all of our estimates are reasonable. Unless otherwise noted, estimates of the sensitivity to earnings that would result from changes in the assumptions used in determining our estimates is not practicable due to the number of assumptions and contingencies involved, and the wide range of possible outcomes.

Inventory

Inventories are carried at the lower of cost or market. The cost of crude oil, feedstocks, blendstocks and refined products is determined under the LIFO method using the dollar value LIFO method with increments valued based on average cost during the year. The cost of supplies and other inventories is determined principally on the weighted average cost method. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years that inventory volumes decline as the result of charging cost of sales with LIFO inventory costs generated in prior periods. At December 31, 2016 and 2015, market values had fallen below historical LIFO inventory costs and, as a result, we recorded lower of cost or market inventory valuation reserves of $596.0 million and $1,117.3 million, respectively. The $596.0 million as of December 31, 2016, or a portion thereof, is subject to reversal as a reduction to cost of products sold in subsequent periods as inventories giving rise to the reserve are sold, and a new reserve is established. Such a reduction to cost of products sold could be significant if inventory values return to historical cost price levels. Additionally, further decreases in overall inventory values could result in additional charges to cost of products sold should the lower of cost or market inventory valuation reserve be increased.

Our Delaware City refinery acquired a portion of its crude oil from Statoil under our crude supply agreement whereby we took title to the crude oil as it was delivered to our processing units. We had risk of loss while the Statoil inventory was in our storage tanks. We were obligated to purchase all of the crude oil held by Statoil on our behalf upon termination of the agreements. As a result of the purchase obligations, we recorded the inventory of crude oil and feedstocks in the refinery’s storage facilities. The purchase obligations contained derivatives that changed in value based on changes in commodity prices. Such changes were included in our cost of sales. Our agreement with Statoil for our Delaware City refinery terminated effective December 31, 2015, at which time we began to source crude oil and feedstocks internally. Our agreement with Statoil for Paulsboro terminated effective March 31, 2013, at which time we began to source crude oil and feedstocks independently.

Prior to July 31, 2014, our Toledo refinery acquired substantially all of its crude oil from MSCG under a crude oil acquisition agreement whereby we took legal title to the crude oil at certain interstate pipeline delivery locations. We recorded an accrued liability at each period-end for the amount we owed MSCG for the crude oil that we owned but had not processed. The accrued liability was based on the period-end market value, as it represented our best estimate of what we would pay for the crude oil. We terminated this crude oil acquisition agreement effective July 31, 2014 and began to source our crude oil needs independently.

Environmental Matters

Liabilities for future clean-up costs are recorded when environmental assessments and/or clean-up efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable future costs using currently available technology and applying current regulations, as well as our own internal environmental policies. The actual settlement of our liability for environmental matters could materially differ from our estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties. Additionally, in connection with the Torrance Acquisition on July 1, 2016, we assumed certain pre-existing environmental liabilities. While we believe that our current estimates of the amounts and timing of the costs related to the remediation of these liabilities are reasonable, we have had limited experience with these environmental obligations due to our short operating history. It is possible that our estimates of the costs and duration of the environmental remediation activities related to these liabilities could materially change.

Business Combinations

We use the acquisition method of accounting for the recognition of assets acquired and liabilities assumed in business combinations at their estimated fair values as of the date of acquisition. Any excess consideration transferred over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is required in estimating the fair value of assets acquired. As a result, in the case of significant acquisitions, we obtain the assistance of third-party valuation specialists in estimating fair values of tangible and intangible assets based on available historical information and on expectations and assumptions about the future, considering the perspective of marketplace participants. While management believes those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Deferred Turnaround Costs

Refinery turnaround costs, which are incurred in connection with planned major maintenance activities at our refineries, are capitalized when incurred and amortized on a straight-line basis over the period of time estimated until the next turnaround occurs (generally three to five years). While we believe that the estimates of time until the next turnaround are reasonable, it should be noted that factors such as competition, regulation or environmental matters could cause us to change our estimates thus impacting amortization expense in the future.

Derivative Instruments

We are exposed to market risk, primarily related to changes in commodity prices for the crude oil and feedstocks we use in the refining process as well as the prices of the refined products we sell. The accounting treatment for commodity contracts depends on the intended use of the particular contract and on whether or not the contract meets the definition of a derivative. Non-derivative contracts are recorded at the time of delivery.

All derivative instruments that are not designated as normal purchases or sales are recorded in our balance sheet as either assets or liabilities measured at their fair values. Changes in the fair value of derivative instruments that either are not designated or do not qualify for hedge accounting treatment or normal purchase or normal sale accounting are recognized in income. Contracts qualifying for the normal purchases and sales exemption are accounted for upon settlement. We elect fair value hedge accounting for certain derivatives associated with our inventory repurchase obligations.

Derivative accounting is complex and requires management judgment in the following respects: identification of derivatives and embedded derivatives; determination of the fair value of derivatives; identification of hedge relationships; assessment and measurement of hedge ineffectiveness; and election and designation of the normal purchases and sales exception. All of these judgments, depending upon their timing and effect, can have a significant impact on earnings.

Recent Accounting Pronouncements

In August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) for all entities by one year. Additional ASUs have been issued in 2016 that provide certain implementation guidance related to ASU 2014-09 (collectively, we refer to ASU 2014-09 and these additional ASUs as the “Updated Revenue Recognition Guidance”). The Updated Revenue Recognition Guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective. Under ASU 2015-14, this guidance becomes effective for interim and annual periods beginning after December 15, 2017 and permits the use of either the retrospective or modified retrospective transition method. Under ASU 2015-14, early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We have established a working group to assess the Updated Revenue Recognition Guidance, including its impact on our business processes, accounting systems, controls and financial statement disclosures. Our preliminary expectation is that we will adopt this guidance using the modified retrospective method whereby a cumulative effect adjustment is recognized upon adoption and the Updated Revenue Recognition Guidance is applied prospectively. It is not anticipated that we will early adopt this new guidance. The working group is in the early stages of its implementation plan and continues to evaluate the impact of this new standard on our consolidated financial statements and related disclosures. Although our analysis of the new standard is still in process and interpretative and industry specific guidance is still developing, we currently do not expect the new standard to have a material impact on the amount or timing of revenues recognized for the majority of our revenue arrangements. However, it is expected that the new standard will have some impact on presentation and disclosures in our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. We have established a working group to study the new guidance in ASU 2016-02. This working group was formed during 2016 and has recommended that we adopt this guidance using the modified retrospective method whereby a cumulative effect adjustment is recognized upon adoption and the new guidance in ASU 2016-02 is applied prospectively. It is not anticipated that we will early adopt this new guidance. The working group continues to evaluate the impact of this new standard on its consolidated financial statements and related disclosures. At this time, we have identified that the most significant impacts of this new guidance will be to bring nearly all leases on our balance sheet with “right of use assets” and “lease obligation liabilities” as well as accelerating the interest expense component of financing leases. While the assessment of the impacts arising from this standard is progressing, it remains in its early stages. Accordingly, we have not fully determined the impacts on our business processes, controls or financial statement disclosures.

In March 2017, the FASB issued ASU No. 2017-07, “Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (“ASU 2017-07”), which provides guidance to improve the reporting of net benefit cost in the income statement and on the components eligible for capitalization in assets. Under the new guidance, employers will present the service cost component of net periodic benefit cost in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Only the service cost component will be eligible for capitalization in assets. Additionally, under this guidance, employers will present the other components of the net periodic benefit cost separately from the line item(s) that includes the service cost and outside of any subtotal of operating income, if one is presented. These components will not be eligible for capitalization in assets. Employers will apply the guidance on the presentation of the components of net periodic benefit cost in the income statement retrospectively. The guidance limiting the capitalization of net periodic benefit cost in assets to the service cost component will be applied prospectively. The guidance includes a practical expedient allowing entities to estimate amounts for comparative periods using the information previously disclosed in their pension and other postretirement benefit plan note to the financial statements. The amendments in this ASU are effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. We are currently evaluating the impact of this new standard on our consolidated financial statements and related disclosures.
In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provides guidance to increase clarity and reduce both diversity in practice and cost and complexity when applying the existing accounting guidance on changes to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 require an entity to account for the effects of a modification unless all the following are met: (i) the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; (ii) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (iii) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The guidance in ASU 2017-09 should be applied prospectively. The amendments in this ASU are effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. We will apply the guidance prospectively for any modifications to our stock compensation plans occurring after the effective date of the new standard.

Refer to “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements for the year ended December 31, 2016 and “Note 1—Description of the Business and Basis of Presentation” to our condensed consolidated financial statements for the six months ended June 30, 2017, both of which are included elsewhere herein, for additional Recently Issued Accounting Pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including changes in commodity prices and interest rates. Our primary commodity price risk is associated with the difference between the prices we sell our refined products and the prices we pay for crude oil and other feedstocks. We may use derivative instruments to manage the risks from changes in the prices of crude oil and refined products, natural gas, interest rates, or to capture market opportunities.

Commodity Price Risk

Our earnings, cash flow and liquidity are significantly affected by a variety of factors beyond our control, including the supply of, and demand for, crude oil, other feedstocks, refined products and natural gas. The supply of and demand for these commodities depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, production levels, the availability of imports, the marketing of competitive and alternative fuels, and the extent of government regulation. As a result, the prices of these commodities can be volatile. Our revenues fluctuate significantly with movements in industry refined product prices, our cost of sales fluctuates significantly with movements in crude oil and feedstock prices and our operating expenses fluctuate with movements in the price of natural gas. We manage our exposure to these commodity price risks through our supply and offtake agreements as well as through the use of various commodity derivative instruments.

We may use non-trading derivative instruments to manage exposure to commodity price risks associated with the purchase or sale of crude oil and feedstocks, finished products and natural gas outside of our supply and offtake agreements. The derivative instruments we use include physical commodity contracts and exchange- traded and over-the-counter financial instruments. We mark-to-market our commodity derivative instruments and recognize the changes in their fair value in our statements of operations.

At June 30, 2017 and December 31, 2016, we had gross open commodity derivative contracts representing 19.3 million barrels and 8.8 million barrels, respectively, with an unrealized net gain of $19.3 million and net loss of $3.5 million, respectively. The open commodity derivative contracts as of June 30, 2017 expire at various times during 2017.

We carry inventories of crude oil, intermediates and refined products (“hydrocarbon inventories”) on our balance sheet, the values of which are subject to fluctuations in market prices. Our hydrocarbon inventories totaled approximately 33.0 million barrels and 29.4 million barrels at June 30, 2017 and December 31, 2016, respectively. The average cost of our hydrocarbon inventories was approximately $77.13 and $80.50 per barrel on a LIFO basis at June 30, 2017 and December 31, 2016, respectively, excluding the impact of LCM inventory adjustments of approximately $763.1 million and $596.0 million, respectively. If market prices of our inventory decline to a level below our average cost, we may be required to further write down the carrying value of our hydrocarbon inventories to market.

Our predominant variable operating cost is energy, which is comprised primarily of natural gas and electricity. We are therefore sensitive to movements in natural gas prices. Assuming normal operating conditions, we annually consume a total of approximately 68 million MMBTUs of natural gas amongst our five refineries as of June 30, 2017. Accordingly, a $1.00 per MMBTU change in natural gas prices would increase or decrease our natural gas costs by approximately $68.0 million.

Compliance Program Price Risk

We are exposed to market risks related to the volatility in the price of RINs required to comply with the RFS. Our overall RINs obligation is based on a percentage of our domestic shipments of on-road fuels as established by the EPA. To the degree we are unable to blend the required amount of biofuels to satisfy our RINs obligation, we must purchase RINs on the open market. To mitigate the impact of this risk on our results of operations and cash flows we may purchase RINs when the price of these instruments is deemed favorable.

In addition, we are exposed to risks associated with complying with federal and state legislative and regulatory measures to address greenhouse gas and other emissions. Requirements to reduce emissions could result in increased costs to operate and maintain our facilities as well as implement and manage new emission controls and programs put in place. For example, AB32 in California requires the state to reduce its GHG emissions to 1990 levels by 2020.

Interest Rate Risk

The maximum availability under our Revolving Loan is $2.64 billion. Borrowings under the Revolving Loan bear interest either at the Alternative Base Rate plus the Applicable Margin or at Adjusted LIBOR plus the Applicable Margin, all as defined in the Revolving Loan. If this facility was fully drawn, a 1.0% change in the interest rate would increase or decrease our interest expense by approximately $26.4 million annually.

In addition, the PBF Rail Term Loan, which bears interest at a variable rate, had an outstanding principal balance of $31.7 million at June 30, 2017. A 1.0% change in the interest rate would increase or decrease our interest expense by approximately $0.3 million annually, assuming the current outstanding principal balance on the PBF Rail Term Loan remained outstanding.

We also have interest rate exposure in connection with our A&R Intermediation Agreements under which we pay a time value of money charge based on LIBOR.

Credit Risk

We are subject to risk of losses resulting from nonpayment or nonperformance by our counterparties. We continue to closely monitor the creditworthiness of customers to whom we grant credit and establish credit limits in accordance with our credit policy.

BUSINESS

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast, Midwest, Gulf Coast and West Coast of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate five domestic oil refineries and related assets, which we acquired in 2010, 2011, 2015 and 2016. Our refineries have a combined processing capacity, known as throughput, of approximately 900,000 bpd, and a weighted-average Nelson Complexity Index of 12.2. The Company’s five oil refineries are aggregated into one reportable segment.

We are a Delaware limited liability company and a holding company for our operating subsidiaries. PBF Finance is a wholly-owned subsidiary of PBF Holding. We are a wholly-owned subsidiary of PBF LLC, and PBF Energy is the sole managing member of, and owner of an equity interest as of the date of this prospectus, representing approximately 96.6% of the outstanding economic interests in PBF LLC.

PBF Energy Inc.’s Public Offerings

On December 18, 2012, our indirect parent, PBF Energy completed its initial public offering. As a result of PBF Energy’s initial public offering and related organization transactions, PBF Energy became the sole managing member of PBF LLC and operates and controls all of its business and affairs and consolidates the financial results of PBF LLC and its subsidiaries, including PBF Holding and PBF Finance. PBF Energy completed secondary offerings of its Class A common stock in 2013, 2014, and 2015. On October 13, 2015, PBF Energy completed a public offering of an aggregate of 11,500,000 shares of Class A common stock (the “October 2015 Equity Offering”) and on December 19, 2016, PBF Energy completed a public offering of 10,000,000 shares of Class A common stock (the “December 2016 Equity Offering”). As of June 30, 2017, PBF Energy held 109,722,252 PBF LLC Series C Units and its current and former executive officers and directors and certain employees and others beneficially held 3,825,508 PBF LLC Series A Units, and the holders of PBF Energy’s issued and outstanding shares of Class A common stock have 96.6% of the voting power in PBF Energy and the members of PBF LLC other than PBF Energy through their holdings of Class B common stock have the remaining 3.4% of the voting power.

PBF Holding Refineries

Our five refineries are located in Delaware City, Delaware, Paulsboro, New Jersey, Toledo, Ohio, New Orleans, Louisiana and Torrance, California. Each of these refineries is briefly described in the table below:

Refinery	Region	Nelson Complexity	Throughput Capacity (in barrels per day)	PADD	Crude Processed (1)	Source (1)
Delaware City	East Coast	11.3	190,000	1	medium and heavy sour crude	water, rail
Paulsboro	East Coast	13.2	180,000	1	medium and heavy sour crude	water, rail
Toledo	Mid-Continent	9.2	170,000	2	light, sweet crude	pipeline, truck, rail
Chalmette	Gulf Coast	12.7	189,000	3	light and heavy crude	water, pipeline
Torrance	West Coast	14.9	155,000	5	heavy and medium crude	pipeline, water, truck

(1)	Reflects the typical crude and feedstocks and related sources utilized under normal operating conditions and prevailing market environments.

Public offerings of PBF Logistics and Subsequent Drop-Down Transactions

PBF Logistics LP (“PBFX” or the “Partnership”) is an affiliate of ours. PBF Logistics is a fee-based, growth-oriented, Delaware master limited partnership formed by PBF Energy to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets. PBFX engages in the receiving, handling, storing and transferring of crude oil, refined products and intermediates from sources located throughout the United States and Canada for PBF Energy in support of certain of its refineries, as well as for third party customers. A substantial majority of PBFX’s revenue is derived from long-term, fee-based commercial agreements with us, which include minimum volume commitments, for receiving, handling, storing and transferring crude oil and refined products. PBF Energy also has agreements with PBFX that establish fees for certain general and administrative services and operational and maintenance services provided by us to PBFX.

As of the date of this prospectus, PBF LLC holds a 44.1% limited partner interest in PBFX and all of PBFX’s incentive distribution rights, with the remaining limited partner interest held by public common unit holders. PBF LLC also owns indirectly a non-economic general partner interest in PBFX through its wholly-owned subsidiary, PBF Logistics GP LLC, the general partner of PBFX. We do not own any interests in PBFX.

Refining Operations

We own and operate five refineries providing geographic and market diversity. We produce a variety of products at each of our refineries, including gasoline, ULSD, heating oil, jet fuel, lubricants, petrochemicals and asphalt. We sell our products throughout the Northeast, Midwest, Gulf Coast and West Coast of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations.

Delaware City Refinery

Acquisition and Re-Start. Through our subsidiaries, we acquired the idle Delaware City refinery and its related assets, including a petroleum product terminal, a petroleum products pipeline and an electric generation facility, on June 1, 2010 from affiliates of Valero for approximately $220.0 million in cash, consisting of approximately $170.0 million for the refinery, terminal and pipeline assets and $50.0 million for the power plant complex located on the property.

At the time of acquisition, we reached an agreement with the State of Delaware that provided for a five-year operating permit and up to approximately $45.0 million of economic support to re-start the facility, and negotiated a new long-term contract with the relevant union at the refinery. We believe that the refinery’s ability to process lower quality crudes allows us to capture a higher margin as these lower quality crudes are typically priced at discounts to benchmark crudes, and to compete effectively in a region where product demand currently significantly exceeds refining capacity.

We completed the restart of the Delaware City Refinery in October 2011. Since our acquisition, we have invested in turnaround and re-start projects at Delaware City, as well as in the strategic development of crude rail unloading facilities. Crude delivered by rail to Delaware City can also be transported via barge to our Paulsboro refinery of other third party destinations. The Delaware City rail unloading facility, which was transferred to PBFX in 2014, allows our East Coast refineries to source WTI-based crudes from Western Canada and the Mid-Continent, which we believe, at times, may provide cost advantages versus traditional Brent-based international crudes.

Overview. The Delaware City refinery is located on an approximately 5,000-acre site, with access to waterborne cargoes and an extensive distribution network of pipelines, barges and tankers, truck and rail. Delaware City is a fully integrated operation that receives crude via rail at its crude unloading facilities, or ship or barge at its docks located on the Delaware River. The crude and other feedstocks are transported, via pipes, to an extensive tank farm where they are stored until processing. In addition, there is a 15-lane, 50,000 bpd capacity truck loading rack located adjacent to the refinery and a 23-mile interstate pipeline that are used to distribute clean products, which were transferred to PBFX in conjunction with its acquisition of the Delaware City Products Pipeline and Truck Rack in May 2015.

As a result of its configuration and process units, Delaware City has the capability of processing a slate of heavy crudes with a high concentration of high sulfur crudes and is one of the largest and most complex refineries on the East Coast. The Delaware City refinery is one of two heavy crude coking refineries, the other being Paulsboro, on the East Coast of the United States with coking capacity equal to approximately 25% of crude capacity.

The Delaware City refinery primarily processes a variety of medium to heavy, sour crude oils, but can run light, sweet crude oils as well. The refinery has large conversion capacity with its 82,000 bpd FCC unit, 47,000 bpd FCU and 18,000 bpd hydrocracking unit with vacuum distillation. Hydrogen is provided via the refinery’s steam methane reformer and continuous catalytic reformer.

The following table approximates the Delaware City refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Unit	190,000
Vacuum Distillation Unit	102,000
Fluid Catalytic Cracking Unit	82,000
Hydrotreating Units	160,000
Hydrocracking Unit	18,000
Catalytic Reforming Unit	43,000
Benzene / Toluene Extraction Unit	15,000
Butane Isomerization Unit	6,000
Alkylation Unit	11,000
Polymerization Unit	16,000
Fluid Coking Unit	47,000

Feedstocks and Supply Arrangements. We purchase all of our crude and feedstock needs independently from a variety of suppliers on the spot market or through term agreements. Prior to 2016, we had a crude and feedstock supply agreement with Statoil pursuant to which we directed Statoil to purchase waterborne crude and other feedstocks for Delaware City and Statoil purchased these products on the spot market or through term agreements. Accordingly, Statoil entered into, on our behalf, hedging arrangements to protect against changes in prices between the time of purchase and the time of processing the feedstocks. In addition to procurement, Statoil arranged transportation and insurance for these waterborne deliveries of crude and feedstock supply and we paid Statoil a per barrel fee for their procurement and logistics services.

Refined Product Yield and Distribution. The Delaware City refinery predominantly produces gasoline, jet fuel, ULSD and ultra-low sulfur heating oil as well as certain other products. We market and sell all of our refined products independently to a variety of customers on the spot market or through term agreements.

Inventory Intermediation Agreement. On June 26, 2013, we entered into an inventory intermediation agreement with J. Aron to support the operations of the Delaware City refinery. Pursuant to such inventory intermediation agreement, J. Aron purchased certain of the finished and intermediate products (collectively the “Products”) located at the refinery upon termination of a previous product offtake agreement. J. Aron purchases the Products produced and delivered into the refinery’s storage tanks on a daily basis. J. Aron further agrees to sell to us on a daily basis the Products delivered out of the refinery’s storage tanks. On May 29, 2015, we entered into the amended and restated intermediation agreements with J. Aron pursuant to which certain terms of the inventory intermediation agreements were amended, including, among other things, pricing and an extension of the term for a period of two years from the original expiry date of July 1, 2015, subject to certain early termination rights. In addition, the amended and restated intermediation agreements include one-year renewal clauses by mutual consent of both parties. On May 4, 2017 and September 8, 2017, we and our subsidiary, DCR, entered into an amendment to the amended and restated inventory intermediation agreement (the “Delaware Intermediation Agreement Amendment”) with J. Aron, pursuant to which certain terms of the amended and restated inventory intermediation agreement was amended, including, among other things, pricing and an extension of the terms. The Delaware Intermediation Agreement Amendment extends the term to July 1, 2019, which term may be further extended by mutual consent of the parties to July 1, 2020.

Tankage Capacity. The Delaware City refinery has total storage capacity of approximately 10.0 million barrels. Of the total, 18 tanks with approximately 3.6 million barrels of storage capacity are dedicated to crude oil and other feedstock storage with the remaining approximately 6.4 million barrels allocated to finished products, intermediates and other products.

Energy and Other Utilities. Under normal operating conditions, the Delaware City refinery consumes approximately 65,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Delaware City refinery has a 280 MW power plant located on-site that consists of two natural gas-fueled turbines with combined capacity of approximately 140 MW and four turbo-generators with combined nameplate capacity of approximately 140 MW. Collectively, this power plant produces electricity in excess of Delaware City’s refinery load of approximately 90 MW. Excess electricity is sold into the Pennsylvania-New Jersey-Maryland, or PJM, grid. Steam is primarily produced by a combination of three dedicated boilers, two heat recovery steam generators on the gas turbines, and is supplemented by secondary boilers at the FCC and Coker.

Paulsboro Refinery

Acquisition. We acquired the entities that owned the Paulsboro refinery (including an associated natural gas pipeline) on December 17, 2010, from Valero for approximately $357.7 million, excluding working capital. The purchase price excluded inventory purchased on our behalf by MSCG and Statoil.

Overview. The Paulsboro refinery is located on approximately 950 acres on the Delaware River in Paulsboro, New Jersey, just south of Philadelphia and approximately 30 miles away from Delaware City. Paulsboro receives crude and feedstocks via its marine terminal on the Delaware River. Paulsboro is one of two operating refineries on the East Coast with coking capacity, the other being Delaware City.

The Paulsboro refinery primarily processes a variety of medium and heavy, sour crude oils but can run light, sweet crude oils as well.

The following table approximates the Paulsboro refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Units	168,000
Vacuum Distillation Units	83,000
Fluid Catalytic Cracking Unit	55,000
Hydrotreating Units	141,000
Catalytic Reforming Unit	32,000
Alkylation Unit	11,000
Lube Oil Processing Unit	12,000
Delayed Coking Unit	27,000
Propane Deasphalting Unit	11,000

Feedstocks and Supply Arrangements. We have a contract with Saudi Aramco pursuant to which we have been purchasing up to approximately 100,000 bpd of crude oil from Saudi Aramco that is processed at Paulsboro. The crude purchased under this contract is priced off ASCI.

Refined Product Yield and Distribution. The Paulsboro refinery predominantly produces gasoline, diesel fuels and jet fuel and also manufactures Group I base oils or lubricants and asphalt. We market and sell all of our refined products independently to a variety of customers on the spot market or through term agreements under which we sell approximately 35% of our Paulsboro refinery’s gasoline production.

Inventory Intermediation Agreement. On June 26, 2013, we entered into an inventory intermediation agreement with J. Aron to support the operations of the Paulsboro refinery, which commenced upon the termination of the previous product offtake agreement. Pursuant to such inventory intermediation agreement, J. Aron purchases the Products produced and delivered into the refinery’s storage tanks on a daily basis. J. Aron further agrees to sell to us on a daily basis the Products delivered out of the refinery’s storage tanks. On May 29, 2015, the Company and J. Aron amended the inventory intermediation agreement pursuant to which certain terms of the inventory intermediation agreement were amended, including, among other things, pricing and an extension of the term for a period of two years from the original expiry date of July 1, 2015, subject to certain early termination rights. In addition, the amended and restated intermediation agreement includes one-year renewal clauses upon six months’ advance notice by mutual consent of both parties. On May 4, 2017 and September 8, 2017, we and our subsidiary, PRC, entered into an amendment to the amended and restated inventory intermediation agreement (the “Paulsboro Intermediation Agreement Amendment”) with J. Aron, pursuant to which certain terms of the amended and restated inventory intermediation agreement was amended, including, among other things, pricing and an extension of the terms. The Paulsboro Intermediation Agreement Amendment extends the term to December 31, 2019, which term may be further extended by mutual consent of the parties to December 31, 2020.

Tankage Capacity. The Paulsboro refinery has total storage capacity of approximately 7.5 million barrels. Of the total, approximately 2.1 million barrels are dedicated to crude oil storage with the remaining 5.4 million barrels allocated to finished products, intermediates and other products.

Energy and Other Utilities. Under normal operating conditions, the Paulsboro refinery consumes approximately 30,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Paulsboro refinery is virtually self-sufficient for its electrical power requirements. The refinery supplies approximately 90% of its 63 MW load through a combination of four generators with a nameplate capacity of 78 MW, in addition to a 30 MW gas turbine generator and two 15 MW steam turbine generators located at the Paulsboro utility plant. In the event that Paulsboro requires additional electricity to operate the refinery, supplemental power is available through a local utility. Paulsboro is connected to the grid via three separate 69 KV aerial feeders and has the ability to run entirely on imported power. Steam is primarily produced by three boilers, each with continuous rated capacity of 300,000-lb/hr at 900-psi. In addition, Paulsboro has a heat recovery steam generator and a number of waste heat boilers throughout the refinery that supplement the steam generation capacity. Paulsboro’s current hydrogen needs are met by the hydrogen supply from the reformer. In addition, the refinery employs a standalone steam methane reformer that is capable of producing 10 MMSCFD of 99% pure hydrogen. This ancillary hydrogen plant is utilized as a back-up source of hydrogen for the refinery’s process units.

Toledo Refinery

Acquisition. Through our subsidiary, Toledo Refining, we acquired the Toledo refinery on March 1, 2011, from Sunoco for approximately $400.0 million, excluding working capital. We also purchased refined and certain intermediate products inventory for approximately $299.6 million, and MSCG purchased the refinery’s crude oil inventory on our behalf. Additionally, included in the terms of the sale was a five-year participation payment of up to $125.0 million payable to Sunoco based upon post-acquisition earnings of the refinery, which was paid in full.

Overview. Toledo primarily processes a slate of light, sweet crudes from Canada, the Mid-Continent, the Bakken region and the U.S. Gulf Coast.

The Toledo refinery is located on a 282-acre site near Toledo, Ohio, approximately 60 miles from Detroit. Crude is delivered to the Toledo refinery through three primary pipelines: (1) Enbridge from the north, (2) Capline from the south and (3) Mid-Valley from the south. Crude is also delivered to a nearby terminal by rail and from local sources by truck to a truck unloading facility within the refinery.

The following table approximates the Toledo refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Unit	170,000
Fluid Catalytic Cracking Unit	79,000
Hydrotreating Units	95,000
Hydrocracking Unit	45,000
Catalytic Reforming Units	45,000
Alkylation Unit	10,000
Polymerization Unit	7,000
UDEX Unit	16,300

Feedstocks and Supply Arrangements. We currently fully source our own crude oil needs for Toledo. Previously, we had a crude oil acquisition agreement with a third party that expired on July 31, 2014.

Refined Product Yield and Distribution. Toledo produces finished products including gasoline and ULSD, in addition to a variety of high-value petrochemicals including benzene, toluene, xylene, nonene and tetramer. Toledo is connected, via pipelines, to an extensive distribution network throughout Ohio, Illinois, Indiana, Kentucky, Michigan, Pennsylvania and West Virginia. The finished products are transported on pipelines owned by Sunoco Logistics Partners L.P. and Buckeye Partners. In addition, we have proprietary connections to a variety of smaller pipelines and spurs that help us optimize our clean products distribution. A significant portion of Toledo’s gasoline and ULSD are distributed through the approximately 36 terminals in this network.

We have an agreement with Sunoco whereby Sunoco purchases gasoline and distillate products representing approximately one-third of the Toledo refinery’s gasoline and distillates production. The agreement had an initial three year term, subject to certain early termination rights. In March 2017, the agreement was renewed and extended for another two year term. We sell the bulk of the petrochemicals produced at the Toledo refinery through short-term contracts or on the spot market and the majority of the petrochemical distribution is done via rail.

Tankage Capacity. The Toledo refinery has total storage capacity of approximately 4.5 million barrels. The Toledo refinery receives its crude through pipeline connections and a truck rack. Of the total, approximately 1.3 million barrels are dedicated to crude oil storage with the remaining 3.2 million barrels allocated to intermediates and products. A portion of storage capacity dedicated to crude oil and finished products was transferred to PBFX in conjunction with its acquisition of the Toledo Storage Facility in December 2014.

Energy and Other Utilities. Under normal operating conditions, the Toledo refinery consumes approximately 20,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Toledo refinery purchases its electricity from the PJM grid and has a long-term contract to purchase hydrogen and steam from a local third party supplier. In addition to the third party steam supplier, Toledo consumes a portion of the steam that is generated by its various process units.

Chalmette Refinery

Acquisition. On November 1, 2015, we acquired from ExxonMobil, Mobil Pipe Line Company and PDV Chalmette, L.L.C., the ownership interests of Chalmette Refining, which owns the Chalmette refinery and related logistics assets. The aggregate purchase price for the Chalmette Acquisition was $322.0 million in cash, plus inventory and final working capital of $246.0 million.

Overview. The Chalmette refinery is located on a 400-acre site near New Orleans, Louisiana. It is a dual-train coking refinery and is capable of processing both light and heavy crude oil through its 189,000 bpd crude units and downstream units. Chalmette Refining owns 100% of the MOEM Pipeline, providing access to the Empire Terminal, as well as the CAM Connection Pipeline, providing access to the Louisiana Offshore Oil Port facility through a third party pipeline. Chalmette Refining also owns 80% of each of the Collins Pipeline Company and T&M Terminal Company, both located in Collins, Mississippi, which provide a clean products outlet for the refinery to the Plantation and Colonial Pipelines. Also included in the acquisition were a marine terminal capable of importing waterborne feedstocks and loading or unloading finished products; a clean products truck rack which provides access to local markets; and a crude and product storage facility.

The following table approximates the Chalmette refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Unit	189,000
Fluid Catalytic Cracking Unit	72,000
Hydrotreating Units	158,000
Delayed Coker	29,000
Catalytic Reforming Unit	22,000
Alkylation Unit	15,000

Feedstocks and Supply Arrangements. In connection with the Chalmette Acquisition on November 1, 2015, we entered into a crude supply arrangement with PDVSA that has a ten year term with a renewal option for an additional five years, subject to certain early termination rights. The pricing for the crude supply is market based and is agreed upon on a quarterly basis by both parties. Additionally, we obtain crude and feedstocks from other sources through connections to the CAM and MOEM Pipelines as well as ship docks and truck racks.

Refined Product Yield and Distribution. The Chalmette refinery primarily processes a variety of light and heavy crude oils. The Chalmette refinery predominantly produces gasoline, diesel fuels and jet fuel and also manufactures high-value petrochemicals including benzene and xylene. Products produced at the Chalmette refinery are transferred to customers through pipelines, the marine terminal and truck rack. The majority of our clean products are delivered to customers via pipelines. Our ownership of the Collins Pipeline and T&M Terminal provides Chalmette with strategic access to Southeast and East Coast markets through third party logistics. We have an offtake agreement with ExxonMobil pursuant to which ExxonMobil purchases approximately 50% of the 14,000 barrel per day capacity. This agreement had an initial term of one year from the date of the Chalmette Acquisition continuing thereafter subject to the right of either party to cancel with six months’ written notice. As of June 30, 2017, no notice of cancellation had been given by either party.

Tankage Capacity. Chalmette has a total tankage capacity of approximately 7.5 million barrels. Of this total, approximately 2.1 million barrels are allocated to crude oil storage with the remaining 5.4 million barrels allocated to intermediates and products.

Energy and Other Utilities. Under normal operating conditions, the Chalmette refinery consumes approximately 30,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Chalmette refinery purchases its electricity from a local utility and has a long-term contract to purchase hydrogen and steam from a third party supplier.

Torrance Refinery

Acquisition. On July 1, 2016, we acquired from ExxonMobil Oil Corporation and its subsidiary, Mobil Pacific Pipe Line Company, the Torrance refinery and related logistics assets (collectively, the “Torrance Acquisition”). Subsequent to the closing of the Torrance Acquisition, Torrance Refining and Torrance Logistics are indirect wholly-owned subsidiaries of PBF Holding. The aggregate purchase price for the Torrance Acquisition was approximately $521.4 million in cash after post-closing purchase price adjustments, plus final working capital of $450.6 million.

Overview. The Torrance refinery is located on 750 acres in Torrance, California. It is a high-conversion crude, delayed-coking refinery. It is capable of processing both heavy and medium crude oil though its crude unit and downstream units. In addition to refining assets, the Torrance Acquisition included a number of high-quality logistics assets including a sophisticated network of crude and products pipelines, product distribution terminals and refinery crude and product storage facilities. The most significant of the logistics assets is a crude gathering and transportation system which delivers San Joaquin Valley crude oil directly from the field to the refinery. Additionally, included in the transaction are several pipelines which provide access to sources of crude oil including the Ports of Long Beach and Los Angeles, as well as clean product outlets with a direct pipeline supplying jet fuel to the Los Angeles airport.

The following table approximates the Torrance refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Unit	156,000
Vacuum Distillation Unit	102,000
Fluid Catalytic Cracking Unit	88,000
Hydrotreating Units	151,000
Hydrocracking Unit	23,000
Alkylation Unit	27,000
Delayed Coker	53,000

Feedstocks and Supply Arrangements. The Torrance refinery primarily processes a variety of medium and heavy crude oils. In connection with the closing of the Torrance Acquisition, we entered into a crude supply agreement with ExxonMobil for approximately 60,000 bpd of crude oil that can be processed at our Torrance refinery. This crude supply agreement has a five year term with an automatic renewal feature unless either party gives thirty-six months prior written notice. Additionally, we obtain crude and feedstocks from other sources through connections to third party pipelines as well as ship docks and truck racks.

Refined Product Yield and Distribution. The Torrance refinery predominantly produces gasoline, jet fuel and diesel fuels. Products produced at the Torrance refinery are transferred to customers through pipelines, the marine terminal and truck rack. The majority of clean products are delivered to customers via pipelines. We have an offtake agreement with ExxonMobil pursuant to which ExxonMobil purchases approximately 50% of our gasoline production. This offtake agreement has an initial term of three years from the date of the Torrance Acquisition at which time it will automatically renew for another three year term unless either party gives six months’ written notice of its intent to terminate the agreement.

Tankage Capacity. Torrance has a total tankage capacity of approximately 8.6 million barrels. Of this total, approximately 2.1 million barrels are allocated to crude oil storage with the remaining 6.5 million barrels allocated to intermediates and products.

Energy and Other Utilities. Under normal operating conditions, the Torrance refinery consumes approximately 42,000 MMBTU per day of natural gas supplied via pipeline from third parties. The Torrance refinery generates some power internally using a combination of steam and gas turbines and purchases any additional needed power from the local utility. The Torrance refinery has a long-term contract to purchase hydrogen and steam from a third party supplier.

Principal Products

Our refineries make various grades of gasoline, distillates (including diesel fuel, jet fuel, and ULSD) and other products from crude oil, other feedstocks, and blending components. We sell these products through our commercial accounts, and sales with major oil companies. For the years ended December 31, 2016, 2015 and 2014, gasoline and distillates accounted for 88.1%, 88.0% and 86.0% of our revenues, respectively.

Customers

We sell a variety of refined products to a diverse customer base. The majority of our refined products are primarily sold through short-term contracts or on the spot market. However, we do have product offtake arrangements for a portion of our clean products. For the years ended December 31, 2016, 2015 and 2014, no single customer accounted for 10% or more of our revenues, respectively. As of December 31, 2016, no single customer accounted for 10% or more of our total trade accounts receivable. ExxonMobil and its affiliates represented approximately 18% of our total trade accounts receivable as of December 31, 2015. As of December 31, 2014, no single customer accounted for 10% or more of our total trade accounts receivable.

Seasonality

Demand for gasoline and diesel is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and construction work. Decreased demand during the winter months can lower gasoline and diesel prices. As a result, our operating results for the first and fourth calendar quarters may be lower than those for the second and third calendar quarters of each year. Refining margins remain volatile and our results of operations may not reflect these historical seasonal trends.

Competition

The refining business is very competitive. We compete directly with various other refining companies on the East, Gulf and West Coasts and in the Mid-Continent, with integrated oil companies, with foreign refiners that import products into the United States and with producers and marketers in other industries supplying alternative forms of energy and fuels to satisfy the requirements of industrial, commercial and individual consumers. Some of our competitors have expanded the capacity of their refineries and internationally new refineries are coming on line which could also affect our competitive position.

Profitability in the refining industry depends largely on refined product margins, which can fluctuate significantly, as well as crude oil prices and differentials between the prices of different grades of crude oil, operating efficiency and reliability, product mix and costs of product distribution and transportation. Certain of our competitors that have larger and more complex refineries may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of our principal competitors are integrated national or international oil companies that are larger and have substantially greater resources. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of feedstocks or intense price fluctuations. Refining margins are frequently impacted by sharp changes in crude oil costs, which may not be immediately reflected in product prices.

The refining industry is highly competitive with respect to feedstock supply. Unlike certain of our competitors that have access to proprietary controlled sources of crude oil production available for use at their own refineries, we obtain all of our crude oil and substantially all other feedstocks from unaffiliated sources. The availability and cost of crude oil is affected by global supply and demand. We have no crude oil reserves and are not engaged in the exploration or production of crude oil. We believe, however, that we will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future.

Transactions and Agreements with PBFX

We have entered into agreements with PBFX that establish fees for certain general and administrative services, and operational and maintenance services provided by us to PBFX. In addition, we executed terminal, pipeline and storage services agreements with PBFX under which PBFX provides commercial transportation, terminaling, storage and pipeline services to us. These agreements with PBFX include the agreements set forth below.

Contribution Agreements

Immediately prior to the closing of certain contribution agreements, which PBF LLC entered into with PBFX (collectively referred to as the “Contribution Agreements”), we contributed certain assets to PBF LLC. PBF LLC in turn contributed those assets to PBFX pursuant to the Contribution Agreements. Certain proceeds received by PBF LLC from PBFX in accordance with the Contribution Agreements were subsequently contributed by PBF LLC to PBF Holding. The Contribution Agreements include the following:

Contribution Agreement	Contribution Date	Assets Contributed
Contribution Agreement I	5/8/2014	DCR Rail Terminal and the Toledo Truck Terminal
Contribution Agreement II	9/30/2014	DCR West Rack
Contribution Agreement III	12/11/2014	Toledo Storage Facility
Contribution Agreement IV	5/5/2015	Delaware City Products Pipeline and Truck Rack
Contribution Agreement V	8/31/2016	Torrance Valley Pipeline
Contribution Agreement VI	2/15/2017	Paulsboro Natural Gas Pipeline Company LLC (“PNGPC”)

Pursuant to a Contribution Agreement entered into on February 15, 2017, PBF Holding contributed all of the issued and outstanding limited liability company interests of PNGPC to PBF LLC. PBFX Operating Company LP (“PBFX Op Co”), PBFX’s wholly-owned subsidiary, in turn acquired the limited liability company interests in PNGPC from PBF LLC in connection with the Contribution Agreement effective February 28, 2017. PNGPC owns and operates an existing interstate natural gas pipeline which serves PBF Holding’s Paulsboro refinery (the “Paulsboro Natural Gas Pipeline”), which is subject to regulation by the Federal Energy Regulatory Commission (“FERC”). PNGPC has FERC approval for, and is in the process of constructing, a new pipeline (the “New Pipeline”) to replace the existing pipeline, which was placed in service in August 2017.

In consideration for the PNGPC limited liability company interests, PBFX delivered to PBF LLC (i) an $11.6 million intercompany promissory note in favor of Paulsboro Refining Company LLC, a wholly owned subsidiary of PBF Holding, (ii) an expansion rights and right of first refusal agreement in favor of PBF LLC with respect to the New Pipeline and (iii) an assignment and assumption agreement with respect to certain outstanding litigation involving PNGPC and the existing pipeline.

Commercial Agreements

In connection with the Contribution Agreements, PBF Holding entered into long-term, fee-based commercial agreements with PBFX. Under these agreements, PBFX provides various pipeline, rail and truck terminaling and storage services to PBF Holding and PBF Holding has committed to provide PBFX with minimum fees based on minimum monthly throughput volumes. The fees under each of these agreements are supported by contractual fee escalations for inflation adjustments and certain increases in operating costs. PBF Holding believes the terms and conditions under these agreements, as well as the Omnibus Agreement (as defined below) and the Services Agreement (as defined below) each with PBFX, are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

These commercial agreements (as defined in the table below) with PBFX include:

Service Agreements	Initiation Date	Initial Term	Renewals (a)	Minimum Volume Commitments	Force Majeure
Transportation and Terminaling
Delaware City Rail Terminaling Services Agreement	5/8/2014	7 years, 8 months	2 x 5	85,000 bpd	PBFX or PBF Holding can declare
Toledo Truck Unloading & Terminaling Services Agreement	5/8/2014	7 years ,8 months	2 x 5	5,500 bpd
Delaware West Ladder Rack Terminaling Services Agreement	10/1/2014	7 years, 3 months	2 x 5	40,000 bpd
Toledo Storage Facility Storage and Terminaling Services Agreement-Terminaling Facility	12/12/2014	10 years	2 x 5	4,400 bpd
Delaware Pipeline Services Agreement	5/15/2015	10 years, 8 months	2 x 5	50,000 bpd
Delaware Pipeline Services Agreement-Magellan Connection	11/1/2016	2 years, 5 months	N/A	14,500 bpd
Delaware City Truck Loading Services Agreement- Gasoline	5/15/2015	10 years, 8 months	2 x 5	30,000 bpd
Delaware City Truck Loading Services Agreement-LPGs	5/15/2015	10 years, 8 months	2 x 5	5,000 bpd
East Coast Terminals Terminaling Services Agreements	5/1/2016	Various (f)	Evergreen	15,000 bpd (e)
East Coast Terminals Tank Lease Agreements	5/1/2016	Various (f)	Evergreen	350,000 barrels (c)
Torrance Valley Pipeline Transportation Services Agreement- North Pipeline	8/31/2016	10 years	2 x 5	50,000 bpd
Torrance Valley Pipeline Transportation Services Agreement- South Pipeline	8/31/2016	10 years	2 x 5	70,000 bpd
Torrance Valley Pipeline Transportation Services Agreement- Midway Storage Tank	8/31/2016	10 years	2 x 5	55,000 barrels (c)
Torrance Valley Pipeline Transportation Services Agreement- Emidio Storage Tank	8/31/2016	10 years	2 x 5	900,000 barrels per month
Torrance Valley Pipeline Transportation Services Agreement- Belridge Storage Tank	8/31/2016	10 years	2 x 5	770,000 barrels per month
Paulsboro Natural Gas Pipeline Services Agreement (b)	9/1/2011	15 years	Evergreen	N/A
Toledo Terminal Services Agreement (g)	5/1/2016	1 year	Evergreen	N/A

Service Agreements	Initiation Date	Initial Term	Renewals (a)	Minimum Volume Commitments	Force Majeure
Storage
Toledo Storage Facility Storage and Terminaling Services Agreement- Storage Facility	12/12/2014	10 years	2 x 5	3,849,271 barrels (c)	PBFX or PBF Holding can declare
Chalmette Storage Agreement (d)	See note (d)	10 years	2 x 5	625,000 barrels

(a)	PBF Holding has the option to extend the agreements for up to two additional five-year terms, as applicable, in the table above.
(b)	In connection with the PNGPC Contribution Agreement, PBFX assumed the current commercial transportation agreement between PNGPC and the Paulsboro refinery. Subsequent to the completion of the New Pipeline, PBF Holding will enter into a new transportation agreement with PBFX.
(c)	Reflects the overall capacity of the storage facility. The storage minimum volume commitment (“MVC”) is subject to effective operating capacity of each tank which can be impacted by routine tank maintenance and other factors.
(d)	The Chalmette Storage Agreement was entered into on February 15, 2017 but commences at the earlier of November 1, 2017 or the completion of the Chalmette Storage Tank construction (as defined below).
(e)	The East Coast Terminals terminaling service agreements have no MVCs and are billed based on actual volumes throughput, other than a terminaling services agreement between the East Coast Terminals’ Paulsboro, New Jersey location and PBF Holding with a 15,000 bpd MVC.
(f)	The East Coast Terminal related party agreements include varying term lengths, ranging from one to five years.
(g)	Subsequent to the Toledo Terminal Acquisition, the Toledo Terminal was added to the East Coast Terminals Terminaling Service Agreements.

Other Agreements

In addition to the commercial agreements described above, at the closing of the PBFX Offering, PBFX entered into an omnibus agreement, which has been amended and restated in connection with the closing of each of the contribution agreements with PBF GP, PBF LLC and us (as amended, the “Omnibus Agreement”). The Omnibus Agreement addresses the payment of an annual fee for the provision of various general and administrative services and reimbursement of salary and benefit costs for certain PBF Energy employees. The annual fee was increased to $6.9 million per year effective as of January 1, 2017.

In connection with the PBFX Offering, PBFX also entered into an operation and management services and secondment agreement with us and certain of our subsidiaries, pursuant to which we provide PBFX with the personnel necessary for PBFX to perform its obligations under its commercial agreements. PBFX reimburses us for the use of such employees and the provision of certain infrastructure-related services to the extent applicable to its operations, including storm water discharge and waste water treatment, steam, potable water, access to certain roads and grounds, sanitary sewer access, electrical power, emergency response, filter press, fuel gas, API solids treatment, fire water and compressed air. On February 28, 2017, we entered into a fifth amended and restated services agreement with PBFX (as amended, the “Services Agreement”) in connection with the PNGPC Contribution Agreement, resulting in an increase to the annual fee to $6.9 million. The Services Agreement will terminate upon the termination of the Omnibus Agreement, provided that PBFX may terminate any service on 30 days’ notice.

In connection with the Chalmette Storage Agreement, our subsidiary, Chalmette Refining, entered into a twenty-year lease for the premises upon which a new tank at the Chalmette refinery (the “Chalmette Storage Tank”) will be located (the “Lease”) and a project management agreement pursuant to which Chalmette Refining will manage the construction of the tank. The Lease can be extended by PBFX Op Co for two additional ten year terms.

Corporate Offices

We lease approximately 58,000 square feet for our principal corporate offices in Parsippany, New Jersey. The lease for our principal corporate offices expires in 2019. Functions performed in the Parsippany office include overall corporate management, refinery and HSE management, planning and strategy, corporate finance, commercial operations, logistics, contract administration, marketing, investor relations, governmental affairs, accounting, tax, treasury, information technology, legal and human resources support functions.

We lease approximately 4,000 square feet for our regional corporate office in Long Beach, California. The lease for our Long Beach office expires in 2021. Functions performed in the Long Beach office include overall regional corporate management, planning and strategy, commercial operations, logistics, contract administration, marketing and governmental affairs functions.”

Employees

As of June 30, 2017, we had approximately 3,177 employees. At Paulsboro, 284 of our 453 employees are covered by a collective bargaining agreement. In addition, 1,327 of our 2,388 employees at Delaware City, Toledo, Chalmette and Torrance are covered by a collective bargaining agreement. None of our corporate employees are covered by a collective bargaining agreement. We consider our relations with the represented employees to be satisfactory. At Delaware City, Toledo, Chalmette and Torrance, most hourly employees are covered by a collective bargaining agreement through the United Steel Workers (“USW”). The agreements with the USW covering Delaware City and Toledo are scheduled to expire in February 2018 while the agreement with the USW covering Chalmette is scheduled to expire in January 2019 and the agreement covering Torrance is scheduled to expire in February 2019. Similarly, at Paulsboro hourly employees are represented by the Independent Oil Workers (“IOW”) under a contract scheduled to expire in March 2019.

Environmental, Health and Safety Matters

The Company’s refineries, pipelines and related operations are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and the compositions of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating the refineries, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

In connection with the Paulsboro refinery acquisition, the Company assumed certain environmental remediation obligations. The environmental liability of $11.1 million recorded as of June 30, 2017, ($10.8 million as of December 31, 2016) represents the present value of expected future costs discounted at a rate of 8.0%. The current portion of the environmental liability is recorded in Accrued expenses and the non-current portion is recorded in Other long-term liabilities. This liability is self-guaranteed by the Company.

In connection with the acquisition of the Delaware City assets, Valero Energy Corporation (“Valero”) remains responsible for certain pre-acquisition environmental obligations up to $20.0 million and the predecessor to Valero in ownership of the refinery retains other historical obligations.

In connection with the acquisition of the Delaware City assets and the Paulsboro refinery, the Company and Valero purchased ten year, $75.0 million environmental insurance policies to insure against unknown environmental liabilities at each site. In connection with the Toledo refinery acquisition, Sunoco, Inc. (R&M) (“Sunoco”) remains responsible for environmental remediation for conditions that existed on the closing date for twenty years from March 1, 2011, subject to certain limitations.

In connection with the acquisition of the Chalmette refinery, the Company obtained $3.9 million in financial assurance (in the form of a surety bond) to cover estimated potential site remediation costs associated with an agreed to Administrative Order of Consent with the EPA. The estimated cost assumes remedial activities will continue for a minimum of 30 years. Further, in connection with the acquisition of the Chalmette refinery, the Company purchased a ten year, $100.0 million environmental insurance policy to insure against unknown environmental liabilities at the refinery.

As of November 1, 2015, the Company acquired Chalmette Refining, which was in discussions with the Louisiana Department of Environmental Quality (“LDEQ”) to resolve self-reported deviations from refinery operations relating to certain Clean Air Act Title V permit conditions, limits and other requirements. LDEQ commenced an enforcement action against Chalmette Refining on November 14, 2014 by issuing a Consolidated Compliance Order and Notice of Potential Penalty (the “Order”) covering deviations from 2009 and 2010. Chalmette Refining and LDEQ subsequently entered into a dispute resolution agreement, the enforcement of which has been suspended while negotiations are ongoing, which may include the resolution of deviations outside the periods covered by the Order. In February 2017, Chalmette Refining and the LDEQ met to resolve the issues under the Order, including the assessment of an administrative penalty against Chalmette Refining. Although a resolution has not been finalized, the administrative penalty is anticipated to be approximately $700,000, including beneficial environmental projects. To the extent the administrative penalty exceeds such amount, it is not expected to be material to the Company.

On January 24, 2017, in connection with a Clean Air Act inspection in May 2014 by the EPA to determine compliance with 40 CFR Subpart 68 Chemical Accident Prevention Provisions, EPA notified the Chalmette refinery of its intent to bring an enforcement action on two findings from the audit. In a letter received in June 2017 the EPA stated that there are “no violations or areas of concern” at the Chalmette refinery “for which EPA intends to take enforcement action” relative to the 2014 inspection.

On December 23, 2016, the Delaware City refinery received a Notice of Violation (“NOV”) from DNREC concerning a potential violation of the DNREC order authorizing the shipment of crude oil by barge from the refinery. The NOV alleges that DCR made shipments to locations other than the Paulsboro refinery in violation of the order and requests certain additional information. On February 7, 2017, DCR responded to the NOV. On March 10, 2017, DNREC issued a $150,000 fine in a Notice of Penalty Assessment and Secretary’s Order to the Delaware City refinery for violating the 2013 Secretary’s Order. DNREC’s investigation found that PBF Energy violated the Order throughout 2014, when it made 17 barge shipments of crude oil over 15 days to locations other than the Paulsboro refinery. DNREC determined that the Delaware City refinery had violated the order by failing to make timely and full disclosure to DNREC about the nature and extent of those shipments, and had misrepresented the number of shipments that went to other facilities. The penalty assessment and Secretary’s Order conclude that the 2013 Secretary’s Order was violated by the Delaware City refinery by shipping crude oil from the Delaware City terminal to three locations other than the Paulsboro refinery, on 15 days in 2014, making a total of 17 separate barge shipments containing approximately 35.7 million gallons of crude oil in total. On April 28, 2017, DCR appealed the Notice of Penalty Assessment and Secretary’s Order. To the extent that the penalty and Secretary’s Order are upheld, there will not be a material adverse effect on the Company’s financial position, results of operations or cash flows.

On December 28, 2016, DNREC issued a Coastal Zone Act permit (the “Ethanol permit”) to DCR allowing the utilization of existing tanks and existing marine loading equipment at their existing facilities to enable denatured ethanol to be loaded from storage tanks to marine vessels and shipped to offsite facilities. On January 13, 2017, the issuance of the Ethanol Permit was appealed by two environmental groups. On February 27, 2017, the Coastal Zone Industrial Board held a public hearing and dismissed the appeal, determining that the appellants did not have standing. The final opinion and order of the Board was issued March 16, 2017. The appellants filed an appeal of the Board’s decision with the Delaware Superior Court on March 30, 2017.

On February 3, 2011, EPA sent a request for information pursuant to Section 114 of the Clean Air Act to the Paulsboro refinery with respect to compliance with EPA standards governing flaring. The refinery and the EPA have reached agreement on settlement, which includes a civil penalty of $180,000. On July 13, 2017, the U.S.

Department of Justice filed with the Court the motion to enter the consent decree. The refinery is waiting for the Court to take action on the motion, at which point it will be officially lodged.

On February 14, 2017, the New Jersey Department of Environmental Protection (“NJDEP”) submitted a proposed Administrative Consent Order (“ACO”) which covers air emission violations from 2013 through 2016, and work practice standards that were not subject to an affirmative defense at the Paulsboro refinery. In settlement of the violations, the NJDEP has proposed that the Paulsboro refinery pay a civil administrative penalty of $313,000, which includes $153,000 for a supplemental environmental project. This offer was accepted. The supplemental environmental project has already been completed, and the remaining $160,000 was paid to NJDEP in June 2017.

In connection with the acquisition of the Torrance refinery and related logistics assets, the Company assumed certain pre-existing environmental liabilities totaling $139.8 million as of June 30, 2017 ($142.5 million as of December 31, 2016), related to certain environmental remediation obligations to address existing soil and groundwater contamination and monitoring and other clean-up activities, which reflects the current estimated cost of the remediation obligations. The current portion of the environmental liability is recorded in Accrued expenses and the non-current portion is recorded in Other long-term liabilities. In addition, in connection with the acquisition of the Torrance refinery and related logistics assets, the Company purchased a ten year, $100.0 million environmental insurance policy to insure against unknown environmental liabilities. Furthermore, in connection with the acquisition, the Company assumed responsibility for certain specified environmental matters that occurred prior to the Company’s ownership of the refinery. Specifically, the Company assumed responsibility for specified NOVs issued by the Southern California Air Quality Management District (“SCAQMD”) in various years before the Company’s ownership.

Additionally, subsequent to the acquisition, the Company received further NOVs from the SCAQMD as well as from the City of Torrance and the City of Torrance Fire Department related to alleged operational violations, emission discharges and/or flaring incidents at the refinery. With the exception of one NOV for which a proposed settlement is less than $100,000 no settlement or penalty demands have been received to date with respect to the other NOVs. As the ultimate outcomes are uncertain, the Company cannot currently estimate the final amount or timing of their resolution. It is reasonably possible that SCAQMD and/or the City of Torrance will assess penalties in these matters but any such amount is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The Company’s operations and many of the products it manufactures are subject to certain specific requirements of the Clean Air Act (the “CAA”) and related state and local regulations. The CAA contains provisions that require capital expenditures for the installation of certain air pollution control devices at the Company’s refineries. Subsequent rule making authorized by the CAA or similar laws or new agency interpretations of existing rules, may necessitate additional expenditures in future years.

In 2010, New York State adopted a Low-Sulfur Heating Oil mandate that, beginning July 1, 2012, requires all heating oil sold in New York State to contain no more than 15 parts per million (“PPM”) sulfur. Since July 1, 2012, other states in the Northeast market began requiring heating oil sold in their state to contain no more than 15 PPM sulfur. Currently, all of the Northeastern states and Washington DC have adopted sulfur controls on heating oil. Most of the Northeastern states will now require heating oil with 15 PPM or less sulfur by July 1, 2018 (except for Pennsylvania and Maryland - where less than 500 PPM sulfur required). All of the heating oil the Company currently produces meets these specifications. The mandate and other requirements do not currently have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA issued the final Tier 3 Gasoline standards on March 3, 2014 under the CAA. This final rule establishes more stringent vehicle emission standards and further reduces the sulfur content of gasoline starting in January of 2017. The new standard is set at 10 PPM sulfur in gasoline on an annual average basis starting January 1, 2017, with a credit trading program to provide compliance flexibility. The EPA responded to industry comments on the proposed rule and maintained the per gallon sulfur cap on gasoline at the existing 80 PPM cap. The refineries are complying with these new requirements as planned, either directly or using flexibility provided by sulfur credits generated or purchased in advance as an economic optimization. The standards set by the new rule are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA published the final 2014-2016 standards under the Renewable Fuels Standard (“RFS”) late in 2015 and issued final 2017 RFS standards in November 2016. In July 2017, the EPA issued proposed 2018 RFS standards that, while the Company is still reviewing, appear to slightly reduce renewable volume standards from final 2017 levels. It is not clear that renewable fuel producers will be able to produce the volumes of these fuels required for blending in accordance with the 2017 standards. The final 2017 cellulosic standard is at approximately 135% of the 2016 standard. It is likely that cellulosic RIN production will be lower than needed forcing obligated parties, such as the Company, to purchase cellulosic “waiver credits” to comply in 2017 (the waiver credit option by regulation is only available for the cellulosic standard). The advanced and total RIN requirements were raised (by 7% and 3%, respectively) above the original proposed level in May 2016. Production of advanced RINs has been below what is needed for compliance in 2016. Obligated parties, such as the Company, will likely be relying on the nesting feature of the biodiesel RIN to comply with the advanced standard in 2017. While the Company believes that total RIN production will be adequate for 2016 needs, the new 2017 standard will put obligated parties up against the E10 blendwall leaving little flexibility. Compliance in 2017 will likely rely on obligated parties drawing down the supply of excess RINs collectively known as the “RIN bank” and could tighten the RIN market potentially raising RIN prices further. The Company is supporting a proposal to change the point of obligation under the RFS program to the “blender” of renewable fuels, of which the new presidential administration may be supportive. Depending on how the new administration addresses this proposal and any future changes to the RFS 2 program, there could be a material impact on the Company’s cost of compliance with RFS 2.

In addition, on December 1, 2015 the EPA finalized revisions to an existing air regulation concerning Maximum Achievable Control Technologies (“MACT”) for Petroleum Refineries. The regulation requires additional continuous monitoring systems for eligible process safety valves relieving to atmosphere, minimum flare gas heat (Btu) content, and delayed coke drum vent controls to be installed by January 30, 2019. In addition, a program for ambient fence line monitoring for benzene will need to be implemented by January 30, 2018. The Company is currently evaluating the final standards to evaluate the impact of this regulation, and at this time does not anticipate it will have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA published a Final Rule to the Clean Water Act (“CWA”) Section 316(b) in August 2014 regarding cooling water intake structures, which includes requirements for petroleum refineries. The purpose of this rule is to prevent fish from being trapped against cooling water intake screens (impingement) and to prevent fish from being drawn through cooling water systems (entrainment). Facilities will be required to implement Best Technology Available (“BTA”) as soon as possible, but state agencies have the discretion to establish implementation time lines. The Company continues to evaluate the impact of this regulation, and at this time does not anticipate it having a material impact on the Company’s financial position, results of operations or cash flows.

As a result of the Torrance Acquisition, the Company is subject to greenhouse gas emission control regulations in the state of California pursuant to Assembly Bill 32 (“AB 32”). AB 32 imposes a statewide cap on greenhouse gas emissions, including emissions from transportation fuels, with the aim of returning the state to 1990 emission levels by 2020. AB32 is implemented through two market mechanisms including the Low Carbon Fuel Standard (“LCFS”) and Cap and Trade, which was extended for an additional ten years to 2030 in July 2017. The Company is responsible for the AB 32 obligations related to the Torrance refinery beginning on July 1, 2016 and must purchase emission credits to comply with these obligations. Additionally, in September 2016, the state of California enacted Senate Bill 32 (“SB 32”) which further reduces greenhouse gas emissions targets to 40 percent below 1990 levels by 2030.

However, subsequent to the acquisition, the Company is recovering the majority of these costs from its customers, and as such does not expect this obligation to materially impact the Company’s financial position, results of operations, or cash flows. To the degree there are unfavorable changes to AB 32 or SB 32 regulations or the Company is unable to recover such compliance costs from customers, these regulations could have a material adverse effect on our financial position, results of operations, and cash flows.

On February 15, 2017, the Company received another notification that EPA records indicated that PBF Holding used potentially invalid RINs that were in fact verified under the EPA’s RIN Quality Assurance Program (“QAP”) by an independent auditor as QAP A RINs. Under the regulations, use of potentially invalid QAP A RINs provided the user with an affirmative defense from civil penalties provided certain conditions are met. The Company has asserted the affirmative defense and if accepted by the EPA will not be required to replace these RINs and will not be subject to civil penalties under the program. It is reasonably possible that the EPA will not accept the Company’s defense and may assess penalties in these matters but any such amount is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The Company is also currently subject to certain other existing environmental claims and proceedings. The Company believes that there is only a remote possibility that future costs related to any of these other known contingent liability exposures would have a material impact on its financial position, results of operations or cash flows.

Legal Proceedings

On July 24, 2013, the Delaware Department of Natural Resources and Environmental Control (“DNREC”) issued a Notice of Administrative Penalty Assessment and Secretary’s Order to Delaware City Refining for alleged air emission violations that occurred during the re-start of the refinery in 2011 and subsequent to the re-start. The penalty assessment seeks $460,200 in penalties and $69,030 in cost recovery for DNREC’s expenses associated with investigation of the incidents. We dispute the amount of the penalty assessment and allegations made in the order, and are in discussions with DNREC to resolve the assessment. It is possible that DNREC will assess a penalty in this matter but any such amount is not expected to be material to us.

As of November 1, 2015, we acquired Chalmette Refining, which was in discussions with the Louisiana Department of Environmental Quality (“LDEQ”) to resolve self-reported deviations from refinery operations relating to certain Clean Air Act Title V permit conditions, limits and other requirements. LDEQ commenced an enforcement action against Chalmette Refining on November 14, 2014 by issuing a Consolidated Compliance Order and Notice of Potential Penalty (the “Order”) covering deviations from 2009 and 2010. Chalmette Refining and LDEQ subsequently entered into a dispute resolution agreement, the enforcement of which has been suspended while negotiations are ongoing, which may include the resolution of deviations outside the periods covered by the Order. In February 2017, Chalmette Refining and the LDEQ met to resolve the issues under the Order, including the assessment of an administrative penalty against Chalmette Refining. Although a resolution has not been finalized, the administrative penalty is anticipated to be approximately $700,000, including environmental projects. To the extent the administrative penalty exceeds such amount, it is not expected to be material to us.

On December 23, 2016, the Delaware City refinery received a Notice of Violation (“NOV”) from DNREC concerning a potential violation of the DNREC order authorizing the shipment of crude oil by barge from the refinery. The NOV alleges that DCR made shipments to locations other than the Paulsboro refinery in violation of the order and requests certain additional information. On February 7, 2017, DCR responded to the NOV. On March 10, 2017, DNREC issued an approximately $200,000 fine in a Notice of Penalty Assessment and Secretary’s Order to the Delaware City refinery for violating the 2013 Secretary’s Order. DNREC determined that the Delaware City refinery had violated the order by failing to make timely and full disclosure to DNREC about the nature and extent of those shipments, and had misrepresented the number of shipments that went to other facilities. The penalty assessment and Secretary’s Order conclude that the 2013 Secretary’s Order was violated by the refinery by shipping crude oil from the Delaware City terminal to three locations other than the Paulsboro refinery, on 15 days in 2014, making a total of 17 separate barge shipments containing approximately 35.7 million gallons of crude oil in total. On April 28, 2017, DCR appealed the Notice of Penalty Assessment and Secretary’s Order. To the extent that the penalty and Secretary’s Order are upheld, there will not be a material adverse effect on the Company’s financial position, results of operations or cash flows.

On December 28, 2016, DNREC issued a Coastal Zone Act permit (the “Ethanol Permit”) to DCR allowing the utilization of existing tanks and existing marine loading equipment at their existing facilities to enable denatured ethanol to be loaded from storage tanks to marine vessels and shipped to offsite facilities. On January 13, 2017, the issuance of the Ethanol Permit was appealed by two environmental groups. On February 27, 2017, the Coastal Zone Industrial Board held a public hearing and dismissed the appeal, determining that the appellants did not have standing. The final opinion and order of the Board was issued March 16, 2017. The appellants filed an appeal of the Board’s decision with the Delaware Superior Court on March 30, 2017.

On February 3, 2011, the EPA sent a request for information pursuant to Section 114 of the Clean Air Act to the Paulsboro refinery with respect to compliance with EPA standards governing flaring. On July 13, 2017, the U.S. Department of Justice filed with the Court the motion to enter the consent decree. The refinery is waiting for the Court to take action on the motion, at which point it will be officially lodged.

In connection with the acquisition of the Torrance refinery and related logistics assets, we assumed certain pre-existing environmental liabilities related to certain environmental remediation obligations to address existing soil and groundwater contamination and monitoring activities, which reflect the estimated cost of the remediation obligations. In addition, in connection with the acquisition of the Torrance refinery and related logistics assets, we purchased a ten year, $100.0 million environmental insurance policy to insure against unknown environmental liabilities. Furthermore, in connection with the acquisition, we assumed responsibility for certain specified environmental matters that occurred prior to our ownership of the refinery. Following the closing of the acquisition, the Torrance refinery has received a number of NOVs from a number of agencies, including the Southern California Air Quality Management District (“SCAQMD”), California’s Division of Occupational Safety and Health (“CALOSHA”), the City of Torrance, and the Torrance Fire Department. No settlement or penalty demand in excess of $100,000 has been made or received with respect to these notices. It is possible that SCAQMD, CALOSHA, the Torrance Fire Department and/or the City of Torrance will assess penalties in the other matters in excess of $100,000 but any such amount is not expected to be material to us, individually or in the aggregate.

On September 2, 2011, prior to our ownership of the Chalmette refinery, the plaintiff in Vincent Caruso, et al. v. Chalmette Refining, L.L.C., filed an action on behalf of himself and other Louisiana residents who live or own property in St. Bernard Parish and Orleans Parish and whose property was allegedly contaminated and who allegedly suffered any personal or property damages as a result of an emission of spent catalyst, sulfur dioxide and hydrogen sulfide from the Chalmette refinery on September 6, 2010. Plaintiffs claim to have suffered injuries, symptoms, and property damage as a result of the release. Plaintiffs seek to recover unspecified damages, interest and costs. In August 2015, there was a mini-trial for four plaintiffs for property damage relating to home and vehicle cleaning. On April 12, 2016, the trial court rendered judgment limiting damages ranging from $100 to $500 for home cleaning and $25 to $75 for vehicle cleaning to the four plaintiffs. The trial court found Chalmette Refining and co-defendant Eaton Corporation (“Eaton”), to be solitarily liable for the damages. Chalmette Refining and Eaton filed an appeal in August 2016 of the judgment on the mini-trial. On June 28, 2017, the appellate court unanimously reversed the judgment awarding damages to the plaintiffs. On July 12, 2017, the plaintiffs filed for a rehearing of the appellate court judgment, which was denied on July 31, 2017. As a result of the appellate court’s judgment, the potential amount of the claims is not determinable. Depending upon the ultimate class size and the nature of the claims, the outcome may have a material adverse effect on our financial position, results of operations, or cash flows.

On February 14, 2017, the plaintiff in Adam Trotter v. ExxonMobil Corp., ExxonMobil Oil Corp., ExxonMobil Refining and Supply Company, et. al., filed a civil action against us in the Superior Court of the

State of California, County of Los Angeles, Southwest District, claiming public nuisance, battery, a violation of civil rights under 42 U.S.C. §1983, intentional infliction of emotional distress, negligence and strict liability in tort and injuries and symptoms resulting from the February 18, 2015 electrostatic precipitator (“ESP”) explosion at the Torrance Refinery which was then owned and operated by Exxon. The City of Torrance and the SCAQMD are also named as defendants in the lawsuit. To the extent that plaintiff’s claims relate to the ESP explosion, Exxon has retained responsibility for any liabilities that would arise from the lawsuit. While we are evaluating the allegations and cannot currently estimate the amount or the timing of the resolution of this matter, we believe the outcome will not have a material impact on our financial position, results of operations or cash flows.

On February 17, 2017, in Arnold Goldstein, et al. v. Exxon Mobil Corporation, et al., PBF Energy Inc. and PBF Energy Company LLC, and our subsidiaries, PBF Energy Western Region LLC and Torrance Refining Company LLC and the manager of our Torrance refinery along with Exxon Mobil Corporation were named as defendants in a class action and representative action complaint filed on behalf of Arnold Goldstein, John Covas, Gisela Janette La Bella and others similarly situated. The complaint was filed in the Superior Court of the State of California, County of Los Angeles and alleges negligence, strict liability, ultrahazardous activity, a continuing private nuisance, a permanent private nuisance, a continuing public nuisance, a permanent public nuisance and trespass resulting from the February 18, 2015 electrostatic precipitator (“ESP”) explosion at the Torrance refinery which was then owned and operated by Exxon. The operation of the Torrance refinery by the PBF entities subsequent to our acquisition in July 2016 is also referenced in the complaint. To the extent that plaintiffs’ claims relate to the ESP explosion, Exxon has retained responsibility for any liabilities that would arise from the lawsuit pursuant to the agreement relating to the acquisition of the Torrance refinery. While we are evaluating the allegations and cannot currently estimate the amount or the timing of the resolution of this matter, we believe the outcome will not have a material impact on our financial position, results of operations or cash flows.

On February 15, 2017, we received another notification that EPA records indicated that we used potentially invalid RINs that were in fact verified under the EPA’s RIN Quality Assurance Program (“QAP”) by an independent auditor as QAP A RINs. Under the regulations use of potentially invalid QAP A RINs provided the user with an affirmative defense from civil penalties provided certain conditions are met. We have asserted the affirmative defense and if accepted by the EPA will not be required to replace these RINs and will not be subject to civil penalties under the program. It is reasonably possible that the EPA will not accept our defense and may assess penalties in these matters but any such amount is not expected to have a material impact on our financial position, results of operations or cash flows.

Glossary of Selected Terms

Unless otherwise noted or indicated by context, the following terms used in this prospectus have the following meanings:

“AB 32” refers to the greenhouse gas emission control regulations in the state of California to comply with Assembly Bill 32.

“ASCI” refers to the Argus Sour Crude Index, a pricing index used to approximate market prices for sour, heavy crude oil.

“Bakken” refers to both a crude oil production region generally covering North Dakota, Montana and Western Canada, and the crude oil that is produced in that region.

“barrel” refers to a common unit of measure in the oil industry, which equates to 42 gallons at 1 atmosphere pressure.

“blendstocks” refers to various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel; these may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

“bpd” refers to an abbreviation for barrels per day.

“CAA” refers to the Clean Air Act.

“CAM Pipeline” or “CAM Connection Pipeline” refers to the Clovelly-Alliance-Meraux pipeline in Louisiana.

“CAPP” refers to the Canadian Association of Petroleum Producers.

“CARB” refers to the California Air Resources Board; gasoline and diesel fuel sold in the state of California are regulated by CARB and require stricter quality and emissions reduction performance than required by other states.

“catalyst” refers to a substance that alters, accelerates, or instigates chemical changes, but is not produced as a product of the refining process.

“coke” refers to a coal-like substance that is produced from heavier crude oil fractions during the refining process.

“complexity” refers to the number, type and capacity of processing units at a refinery, measured by the Nelson Complexity Index, which is often used as a measure of a refinery’s ability to process lower quality crude in an economic manner.

“crack spread” refers to a simplified calculation that measures the difference between the price for light products and crude oil. For example, we reference (a) the 2-1-1 crack spread, which is a general industry standard utilized by our Delaware City, Paulsboro and Chalmette refineries that approximates the per barrel refining margin resulting from processing two barrels of crude oil to produce one barrel of gasoline and one barrel of heating oil or ULSD, and (b) the 4-3-1 crack spread, which is a benchmark utilized by our Toledo and Torrance refineries that approximates the per barrel refining margin resulting from processing four barrels of crude oil to produce three barrels of gasoline and one-half barrel of jet fuel and one-half barrel of ULSD.

“Dated Brent” refers to Brent blend oil, a light, sweet North Sea crude oil, characterized by API gravity of 38° and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

“distillates” refers primarily to diesel, heating oil, kerosene and jet fuel.

“downstream” refers to the downstream sector of the energy industry generally describing oil refineries, marketing and distribution companies that refine crude oil and sell and distribute refined products. The opposite of the downstream sector is the upstream sector, which refers to exploration and production companies that search for and/or produce crude oil and natural gas underground or through drilling or exploratory wells.

“EPA” refers to the United States Environmental Protection Agency.

“ethanol” refers to a clear, colorless, flammable oxygenated liquid. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

“feedstocks” refers to crude oil and partially refined petroleum products that are processed and blended into refined products.

“FASB” refers to the Financial Accounting Standards Board which develops GAAP.

“FCC” refers to fluid catalytic cracking.

“FCU” refers to fluid coking unit.

“FERC” refers to the Federal Energy Regulatory Commission.

“GAAP” refers to U.S. generally accepted accounting principles developed by the Financial Accounting Standards Board for nongovernmental entities.

“GHG” refers to greenhouse gas.

“Group I base oils or lubricants” refers to conventionally refined products characterized by sulfur content less than 0.03% with a viscosity index between 80 and 120. Typically, these products are used in a variety of automotive and industrial applications.

“heavy crude oil” refers to a relatively inexpensive crude oil with a low API gravity characterized by high relative density and viscosity. Heavy crude oils require greater levels of processing to produce high value products such as gasoline and diesel.

“IPO” refers to the initial public offering of PBF Energy’s Class A common stock which closed on December 18, 2012.

“J. Aron” refers to J. Aron & Company, a subsidiary of The Goldman Sachs Group, Inc.

“KV” refers to Kilovolts.

“LCM” refers to a GAAP requirement for inventory to be valued at the lower of cost or market.

“light crude oil” refers to a relatively expensive crude oil with a high API gravity characterized by low relative density and viscosity. Light crude oils require lower levels of processing to produce high value products such as gasoline and diesel.

“light products” refers to the group of refined products with lower boiling temperatures, including gasoline and distillates.

“light-heavy differential” refers to the price difference between light crude oil and heavy crude oil.

“LLS” refers to Light Louisiana Sweet benchmark for crude oil reflective of Gulf coast economics for light sweet domestic and foreign crudes.

“LPG” refers to liquefied petroleum gas.

“Maya” refers to Maya crude oil, a heavy, sour crude oil characterized by API gravity of approximately 22° and a sulfur content of approximately 3.3 weight percent that is used as a benchmark for other heavy crude oils.

“MLP” refers to master limited partnership.

“MMbbls” refers to an abbreviation for million barrels.

“MMBTU” refers to million British thermal units.

“MMSCFD” refers to million standard cubic feet per day.

“MOEM Pipeline” refers to a pipeline that originates at a terminal in Empire, Louisiana approximately 30 miles north of the mouth of the Mississippi River. The MOEM Pipeline is 14 inches in diameter, 54 miles long and transports crude from South Louisiana to the Chalmette refinery and transports Heavy Louisiana Sweet (HLS) and South Louisiana Intermediate (SLI) crude.

“MSCG” refers to Morgan Stanley Capital Group Inc.

“MW” refers to Megawatt.

“Nelson Complexity Index” refers to the complexity of an oil refinery as measured by the Nelson Complexity Index, which is calculated on an annual basis by the Oil and Gas Journal. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery’s complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude distillation for the same amount of throughput.

“NYH” refers to the New York Harbor market value of petroleum products.

“NYMEX” refers to the New York Mercantile Exchange.

“NYSE” refers to the New York Stock Exchange.

“PADD” refers to Petroleum Administration for Defense Districts.

“Platts” refers to Platts, a division of The McGraw-Hill Companies.

“PPM” refers to parts per million.

“RINS” refers to renewable fuel credits required for compliance with the Renewable Fuels Standard.

“refined products” refers to petroleum products, such as gasoline, diesel and jet fuel, that are produced by a refinery.

“sour crude oil” refers to a crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

“Saudi Aramco” refers to Saudi Arabian Oil Company.

“SEC” refers to the United States Securities and Exchange Commission.

“Statoil” refers to Statoil Marketing and Trading (US) Inc.

“Sunoco” refers to Sunoco, Inc. (R&M).

“sweet crude oil” refers to a crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur than sour crude oil. Sweet crude oil is typically more expensive than sour crude oil.

“Syncrude” refers to a blend of Canadian synthetic oil, a light, sweet crude oil, typically characterized by API gravity between 30° and 32° and a sulfur content of approximately 0.1-0.2 weight percent.

“throughput” refers to the volume processed through a unit or refinery.

“turnaround” refers to a periodically required shutdown and comprehensive maintenance event to refurbish and maintain a refinery unit or units that involves the inspection of such units and occurs generally on a periodic cycle.

“ULSD” refers to ultra-low-sulfur diesel.

“Valero” refers to Valero Energy Corporation.

“WCS” refers to Western Canadian Select, a heavy, sour crude oil blend typically characterized by API gravity between 20° and 22° and a sulfur content of approximately 3.5 weight percent that is used as a benchmark for heavy Western Canadian crude oil.

“WTI” refers to West Texas Intermediate crude oil, a light, sweet crude oil, typically characterized by API gravity between 38° and 40° and a sulfur content of approximately 0.3 weight percent that is used as a benchmark for other crude oils.

“WTS” refers to West Texas Sour crude oil, a sour crude oil characterized by API gravity between 30° and 33° and a sulfur content of approximately 1.28 weight percent that is used as a benchmark for other sour crude oils.

“yield” refers to the percentage of refined products that is produced from crude oil and other feedstocks.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers. Each director and executive officer will hold office until a successor is elected and qualified or until his earlier death, resignation or removal.

Name	Age (as of June 30, 2017)	Position

Thomas J. Nimbley	65	Chief Executive Officer and Director

Matthew C. Lucey	43	President and Director

Erik Young	40	Senior Vice President, Chief Financial Officer

Paul Davis	54	President, Western Region

Thomas L. O’Connor	44	Senior Vice President, Commercial

Herman Seedorf	66	Senior Vice President of Refining

Trecia M. Canty	47	Senior Vice President, General Counsel and Director

Messrs. Nimbley and Lucey and Ms. Canty serve as the sole directors of PBF Holding and PBF Finance. We believe that each of their experience as executive officers of PBF Holding make them qualified to serve as its directors.

Thomas J. Nimbley has served as the Chairman of the Board of Directors of PBF Energy since July 2016 and prior to that as a director since October 2014, and on our Board of Directors since October 2012 and during the period from April 2010 to January 2011. He has served as our and PBF Energy’s Chief Executive Officer since June 2010 and was Executive Vice President, Chief Operating Officer from March 2010 through June 2010. In his capacity as Chief Executive Officer, Mr. Nimbley also serves as a director and the Chief Executive Officer of certain of our subsidiaries and our affiliates, including Chairman of the Board of PBF GP. Prior thereto, he served as a Principal for Nimbley Consultants LLC from June 2005 to March 2010, where he provided consulting services and assisted on the acquisition of two refineries. He previously served as Senior Vice President and head of Refining for Phillips Petroleum Company (“Phillips”) and subsequently Senior Vice President and head of Refining for ConocoPhillips (“ConocoPhillips”) domestic refining system (13 locations) following the merger of Phillips and Conoco Inc. Before joining Phillips at the time of its acquisition of Tosco Corporation (“Tosco”) in September 2001, Mr. Nimbley served in various positions with Tosco and its subsidiaries starting in April 1993.

Matthew C. Lucey has served as our and PBF Energy’s President since January 2015 and was Executive Vice President from April 2014 to December 2014. Mr. Lucey served as Senior Vice President, Chief Financial Officer from April 2010 to March 2014. Mr. Lucey joined us as Vice President, Finance in April 2008. Mr. Lucey has also served as one of our directors since joining us. Mr. Lucey is also a director of certain of PBF Energy’s subsidiaries, including PBF GP. Prior thereto, Mr. Lucey served as a Managing Director of M.E. Zukerman & Co., a New York-based private equity firm specializing in several sectors of the broader energy industry, from 2001 to 2008. Before joining M.E. Zukerman & Co., Mr. Lucey spent six years in the banking industry.

Erik Young has served as our and PBF Energy’s Senior Vice President and Chief Financial Officer since April 2014 after joining us in December 2010 as Director, Strategic Planning where he was responsible for both corporate development and capital markets initiatives. Mr. Young is also a director of certain of PBF Energy’s subsidiaries, including PBF GP. Prior to joining the Company, Mr. Young spent eleven years in corporate finance, strategic planning and mergers and acquisitions roles across a variety of industries. He began his career in investment banking before joining J.F. Lehman & Company, a private equity investment firm, in 2001.

Paul Davis has served as our and PBF Energy’s President, Western Region since September 2017 and previously served as Senior Vice President, Western Region Commercial Operations from September 2015 until September 1, 2017. Mr. Davis joined us in April 2012 and has been head of PBF’s commercial operations related to crude oil and refinery feedstock sourcing since May of 2013 and, from January 2015 to September 2015, served as our Co-Head of Commercial. Previously, Mr. Davis was responsible for managing the U.S. clean products commercial operations for Hess Energy Trading Company (“HETCO”) from 2006 to 2012. Prior to that, Mr. Davis was responsible for Premcor’s U.S. Midwest clean products disposition group. Mr. Davis has over 29 years of experience in commercial operations in crude oil and refined products, including 16 years with the ExxonMobil Corporation in various operational and commercial positions, including sourcing refinery feedstocks and crude oil and the disposition of refined petroleum products, as well as optimization roles within refineries.

Thomas L. O’Connor has served as our and PBF Energy Senior Vice President, Commercial since September 2015. Mr. O’Connor joined us and PBF Energy as Senior Vice President in September 2014 with responsibility for business development and growing the business of PBFX, and from January to September 2015, served as Co-Head of commercial activities. Prior to joining the Company, Mr. O’Connor worked at Morgan Stanley since 2000 in various positions, most recently as a Managing Director and Global Head of Crude Oil Trading and Global Co-Head of Oil Flow Trading. Prior to joining Morgan Stanley, Mr. O’Connor worked for Tosco from 1995 to 2000 in the Atlantic Basin Fuel Oil and Feedstocks group.

Herman Seedorf serves as our and PBF Energy’s Senior Vice President of Refining. Mr. Seedorf originally joined PBF Energy in February of 2011 as the Delaware City Refinery Plant Manager and became Senior Vice President, Eastern Region Refining, in September of 2013. Prior to 2011, Mr. Seedorf served as the refinery manager of the Wood River Refinery in Roxana, Illinois, and also as an officer of the joint venture between ConocoPhillips and Cenovus Energy Inc. Mr. Seedorf’s oversight responsibilities included the development and execution of the multi-billion dollar upgrade project which enabled the expanded processing of Canadian crude oils. He also served as the refinery manager of the Bayway Refinery in Linden, New Jersey for four years during the time period that it was an asset of Tosco. Mr. Seedorf began his career in the petroleum industry with Exxon Corporation (“Exxon”) in 1980.

Trecia Canty has served as our Senior Vice President, General Counsel and Secretary since September 2015. In her role, Ms. Canty is responsible for the Legal Department and Contracts Administration. Ms. Canty has also served as one of our directors since May 2016. Previously, Ms. Canty was named Vice President, Senior Deputy General Counsel and Assistant Secretary in October 2014 and led the Company’s commercial and finance legal operations since joining us in November 2012. Ms. Canty is also a director of certain of PBF Energy’s subsidiaries. Prior to joining the Company, Ms. Canty served as Associate General Counsel, Corporate and Assistant Secretary of Southwestern Energy Company, where her responsibilities included finance and mergers and acquisitions, securities and corporate compliance and corporate governance. She also provided legal support to the midstream marketing and logistics businesses. Prior to joining Southwestern Energy Company in 2004, she was an associate with Cleary, Gottlieb, Steen & Hamilton.

Board of Directors Composition

Our board of directors serves at the behest of PBF Energy Inc.’s board of directors, which currently has nine members, eight of whom are independent directors and one of whom is Mr. Nimbley.

Members of the board of directors of PBF Energy Inc. are elected at PBF Energy Inc.’s annual meeting of stockholders to serve for a term of one year or until their successors have been elected and qualified, subject to prior death, resignation, retirement or removal from office. Each election of directors is by plurality vote of the stockholders.

Compensation Committee Interlocks and Insider Participation

There are no Compensation Committee interlocking relationships. None of the members of the Compensation Committee of PBF Energy has served as an officer or employee of PBF Energy or the Company or had any relationship requiring disclosure by PBF Energy or the Company under Item 404 of the SEC’s Regulation S-K, which addresses related person transactions.

Corporate Governance Principles and Board Matters

PBF Energy, our indirect parent, has adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at www.pbfenergy.com under the heading “Investors”. Any amendments to the Code of Business Conduct and Ethics or any grant of a waiver from the provisions of the Code of Business Conduct and Ethics requiring disclosure under applicable Securities and Exchange Commission rules will be disclosed on such website.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for the fiscal year ended December 31, 2016 should be read together with the compensation tables and related disclosures about our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs summarized in this discussion.

Background

The Board of Directors of PBF Energy has the ultimate decision-making authority with respect to the compensation of our executive officers. PBF Energy’s compensation program is designed to attract and retain highly qualified executives and to maintain a strong link between pay and the achievement of enterprise-wide goals. PBF Energy emphasizes and rewards teamwork and collaboration among executive officers, which it believes produces growth and performance and optimizes the use of enterprise-wide capabilities for the benefit of its stockholders and its and our other stakeholders.

Named Executive Officers

Our named executive officers for 2016 were the same as PBF Energy’s named executive officers, who were:

•	Thomas J. Nimbley, Chairman of the Board and Chief Executive Officer (“CEO”);

•	C. Erik Young, Senior Vice President, Chief Financial Officer (“CFO”);

•	Matthew C. Lucey, our President (“President”);

•	Thomas O’Connor, our Senior Vice President, Commercial (“SVP-Commercial”); and

•	Jeffrey Dill, our former President, Western Region (“President-Western Region”), who effective September 1, 2017 has a new role with the Company.

Compensation Philosophy

Our compensation arrangements are designed to ensure that our executives are rewarded appropriately for their contributions to our growth and profitability, and that the compensation is demonstrably contingent upon and linked to our sustained success. This linkage encourages the commonality of interests between our executives and PBF Energy’s stockholders.

The following are the principal objectives in the design of our executive compensation arrangements:

•	to attract, retain and motivate superior management talent critical to our long-term success with compensation that is competitive within the marketplace;

•	to link executive compensation to the creation and maintenance of long-term equity value;

•	to maintain a reasonable balance among base salary, annual cash incentive payments and long-term equity-based incentive compensation, and other benefits;

•	to promote equity ownership by executives to align their interests with the interests of our equity holders; and

•	to ensure that incentive compensation is linked to the achievement of specific financial and strategic objectives, which are established in advance and approved by the Board of Directors of PBF Energy (the “Board”), or the Compensation Committee of PBF Energy (the “Compensation Committee”).

In determining executive compensation, the Compensation Committee does not believe there is a single metric or combination of metrics that fully encapsulate our compensation philosophy. Formulaic compensation would not permit adjustments based on less quantifiable factors such as a disparity between absolute and relative performance levels or recognition of superior individual performance.

Peer Group and Benchmarking

While the Compensation Committee believes that compensation should reward an individual’s performance, the recognition of individual performance should not be out of line with the competitive market for talent. For purposes of determining executive compensation applicable for executive officers, in 2016, the Compensation Committee considered the total compensation information for equivalent positions from a six-company refining industry peer group of PBF Energy’s consisting of HollyFrontier Corporation, Marathon Petroleum Corporation, Phillips 66, Tesoro Corporation, Valero Energy Corporation and Western Refining Inc. Data provided included base salary, target bonus/annual incentive, actual bonus/annual incentive, total cash compensation (sum of base salary and target bonus where available) and the value of long-term incentives based on the accounting value at grant. In 2016, the total compensation of our Chief Executive Officer was compared to the CEOs or equivalents of the peer companies and he received total compensation significantly below the 25th percentile of the peer group average. The total compensation of our Chief Financial Officer was slightly below the 25th percentile of the peer group average for his position.

Role of the Compensation Committee

Our compensation policies and objectives are established by the Compensation Committee, which comprises solely independent directors of the Board. The Compensation Committee approved the incentive compensation arrangements and eligibility for long-term equity compensation for our named executive officers in 2016 and individual grants of equity to our named executive officers and other employees. The Board, based on the recommendation of the Compensation Committee, approved the equity incentive plans.

Role of Management

In order to ensure that compensation programs are aligned with appropriate performance goals and strategic direction, management works with the Compensation Committee in the compensation-setting process. Specifically, the CEO will provide to the Compensation Committee its opinion of executive performance, recommend business performance targets and objectives, and recommend salary levels and annual and long-term incentive levels except for their own. The Compensation Committee ultimately determines and approves the compensation arrangements for our named executive officers and senior management, the appropriate annual salary, as well as applicable incentive compensation arrangements.

Role of Compensation Consultants

As described under “Compensation Consultant Disclosures,” the Compensation Committee engaged Pay Governance as its independent compensation consultant to, when requested, evaluate our executive compensation programs and make recommendations with respect to appropriate levels and forms of compensation. The objective of this engagement and any requested evaluation is to ensure that PBF Energy remains competitive and develops and maintains a compensation framework that is appropriate for a public company to attract, retain and motivate senior executives. The Compensation Committee concluded that no conflict of interest exists that would prevent Pay Governance from independently representing the Compensation Committee.

Employment Agreements

We believe that employment agreements with our executives are necessary to attract and retain key talent as they provide a minimum level of stability to our executives in the event of certain terminations and/or the occurrence of a change in control of our business, freeing the executive to focus on our business and shareholder returns rather than personal financial concerns. In 2012, our Board approved the employment agreements between PBF Investments LLC, an indirect wholly owned subsidiary of PBF LLC, and our CEO and our President. The employment agreements with our CFO and our SVP-Commercial were approved by the Board based on the recommendation of the Compensation Committee in March 2014 and September 2014, respectively. The employment agreement with our President-Western Region was approved by the Board based on the recommendation of the Compensation Committee in September 2015.

Each of our named executive officer’s employment agreement with PBF Investments LLC has the following features:

•	An employment term of one year with automatic one year extensions thereafter, unless either we or the officer provide 30 days’ prior notice of an election not to renew the agreement.

•	Under the agreement, the named executive officer is entitled to receive an annual base salary with any increases at the sole discretion of our Board.

•	The executive is eligible to participate in our annual Cash Incentive Plan.

•	The executive is also eligible for grants of equity based compensation, as discussed above.

•	The executive is entitled to participate in our employee benefit plans in which our employees are eligible to participate, other than any severance plan generally offered to all of our employees, on the same basis as those benefits are generally made available to other senior executives.

No Gross-Ups

The termination provisions in the employment agreements are discussed under “—Potential Payments Upon Termination Occurring on December 31, 2016, Including in Connection With a Change In Control” below. In addition, the employment agreement provides for severance in the event an employment agreement is not renewed by us in connection with a Change in Control, and provides, that in the event of a Change in Control, the payments made under the employment agreement will be reduced under certain circumstances in order to avoid any required excise tax under Section 4999 of the Code.

Restrictive Covenants

Each executive is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to compete with us and not to solicit our employees during his employment term and for six months following termination of his employment for any reason, subject to certain exceptions.

Compensation Elements and Mix

We believe that compensation to our executive officers should provide a balance between our short-term and long-term financial performance goals. As a result, a significant portion of executive compensation will be “at risk” and will be tied to the attainment of previously established financial goals. However, we also believe that it is prudent to provide competitive base salaries and benefits to attract and retain superior talent in order to achieve our strategic objectives.

For 2016, the principal elements of our compensation that were considered for our named executive officers were:

•	Base salaries;

•	Annual cash incentive plan;

•	Long-term equity-based incentives; and

•	Limited benefits and executive perquisites.

The mix of these compensation elements for our named executive officers varied in 2016 based on the Compensation Committee’s assessment of the particular circumstances of the officer involved. In 2015, the Compensation Committee altered the mix of compensation elements for our named executive officers by significantly increasing the percentage of total compensation provided in the form of long-term equity incentives. These equity incentives included both stock options and restricted stock awards which were intended to strengthen the alignment of the long-term interests of our named executive officers and our stockholders. In addition, our executive officers receive phantom units from PBF Logistics LP that mirror the performance of PBF Logistics LP common units.

In 2016, the mix of the components of our CEO’s compensation and the average for the other named executive officers, on a percentage basis, was as follows:

Figure 1—2016 CEO Compensation Mix

Figure 2—2016 Other NEOs Compensation Mix

Annual Base Salary

The following table sets forth the base salaries for our named executive officers as of year-end 2015 and 2016, indicating the percentage increase year over year.

Named Executive Officer	2015 Salary (1)	2016 Salary (1)	Percentage Change
Thomas J. Nimbley	1,500,000	1,500,000	0%
Chief Executive Officer
C. Erik Young	400,000	525,000	23.8%
Senior Vice President, Chief Financial Officer
Matthew C. Lucey	550,000	600,000	9.1%
President
Thomas O’Connor	425,000	500,000	17.7%
SVP-Commercial
Jeffrey Dill	475,000	550,000	15.8%
Former President-Western Region

(1)	Reflects annualized rate of pay as of year-end and may differ from amounts listed in the summary compensation table due to salary changes occurring within the year.

Base salary is used as a principal means of providing cash compensation for performance of a named executive officer’s essential duties. Base salaries for our named executive officers are determined on an individual basis and are based on the level of job responsibility in the organization, contributions towards our strategic goals, past experience and market comparisons and are intended to provide our named executive officers with a stable income. Salaries are reviewed from time to time by the Board of Directors, and all proposed adjustments to the base salaries of our named executive officers are reviewed and approved by the Compensation Committee. The increases in base salary for our President and CFO were the result of the increases in their responsibilities due to the Chalmette and Torrance acquisitions. The increase in base salary for our President-Western Region was due to his change in position and assumption of new responsibilities in connection with the Torrance acquisition. The increase in base salary for our SVP-Commercial was due to his assumption of additional responsibilities in connection with the reorganization of the Company’s commercial activities outside of Torrance.

Annual Cash Incentive Plan

Our named executive officers are eligible to participate in our annual cash incentive compensation plan (“CIP”) that is the same plan as is maintained for all non-represented employees. The CIP and any amounts thereunder to be paid to a named executive officer are determined in the discretion of the Compensation Committee based on established measures and thresholds. In 2014, the Compensation Committee approved the measures and thresholds under the CIP for the period from 2015 – 2017. The Company does not publicly disclose the specific measures and thresholds since we believe that disclosing such information would provide competitors and other third parties with insights into the Company’s planning process and would therefore cause competitive harm. The Compensation Committee believes that discretion is a critical feature of the Company’s executive compensation program as our business is dynamic and requires us to respond rapidly to changes in our operating environment. Consequently, the thresholds and objectives are also subject to change by the Board, in consultation with the Compensation Committee, throughout the year subject to the PBF Energy’s cash position and liquidity, non-operational accounting adjustments and other extraordinary events that may affect PBF Energy, either positively or negatively. The Compensation Committee actively manages our compensation programs, including the CIP, taking into account prevailing operating and market conditions and the best interests of PBF Energy’s stockholders. Its exercise of discretion or decision not to exercise such discretion is part of this process. For example, in fiscal year 2013, the Compensation Committee did not exercise its discretion and none of the named executive officers received an annual cash bonus under the CIP as the required performance thresholds were not achieved. Each named executive officer’s contribution to the Company’s performance in the relevant period and the Compensation Committee’s assessment of the officer’s individual performance is considered in determining the bonuses awarded.

In 2016, the CIP was designed to align our named executive officers and other members of management’s short-term cash compensation opportunities with PBF Energy’s 2016 financial and strategic goals. The financial and strategic goals for the 2016 annual cash incentive awards included the achievement of certain targets with respect to Adjusted EBITDA. For the 2016 Adjusted EBITDA goal, the Compensation Committee established minimum thresholds, with graduated increases up to a maximum on the amount available for awards. The earnings thresholds and objectives were designed to be realistic and attainable though somewhat aggressive, requiring strong performance and execution and intended to provide an incentive firmly aligning the payment of awards with stockholder interests. Our management uses EBITDA (earnings before interest, income taxes, depreciation and amortization) and Adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends. We also use EBITDA and Adjusted EBITDA as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, creditors, analysts and investors concerning our financial performance. Our outstanding indebtedness for borrowed money and other contractual obligations also include similar measures as a basis for certain covenants under those agreements that may differ from the Adjusted EBITDA definition described below. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP and our computation of EBITDA and Adjusted EBITDA may vary from others in our industry. In addition, Adjusted EBITDA contains some, but not all, adjustments that are taken into account in the calculation of the components of various covenants in the agreements governing the 2025 Senior Notes and 2023 Notes and other credit facilities. EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or net income (loss) as measures of operating performance. In addition, EBITDA and Adjusted EBITDA are not presented as, and should not be considered, an alternative to cash flows from operations as a measure of liquidity. Adjusted EBITDA is defined as EBITDA before equity-based compensation expense, gains (losses) from certain derivative activities and contingent consideration, the non-cash change in the deferral of gross profit related to the sale of certain finished products, the write down of inventory to the lower of cost or market value (LCM), changes in the liability for tax receivable agreement due to factors out of our control such as changes in tax rates and certain other non-cash items. Adjusted EBITDA also has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP.

For 2016, none of the financial goals were met and the Board did not approve cash bonuses for the named executive officers or any members of senior management.

We retain the discretion to amend or discontinue the CIP and/or any award granted under the plan in the future, subject to the terms of the employment agreements with our named executive officers, existing awards and the requirements of applicable law.

Equity Incentive Compensation

As discussed in greater detail below, in 2016, each of our named executive officers received equity awards in the form of stock options for Class A Common Stock, Restricted Stock and PBFX phantom units. See “—2016 Stock Option and Restricted Stock Awards” and “—PBFX Phantom Units” below.

Our named executive officer compensation includes a substantial equity component because we believe superior equity investors’ returns are achieved through a culture that focuses on the Company’s long-term performance. By providing our executives with an equity stake, we are better able to align the interests of our named executive officers and PBF Energy’s other equity holders. Restricted Stock and PBFX phantom unit awards provide an equity incentive that aligns our named executive officers’ interests with those of our stockholders. In addition, because employees are able to profit from stock options only if PBF Energy’s stock price increases relative to the stock option’s exercise price, we believe stock options are one way to provide meaningful incentives to our named executive officers and other employees to achieve increases in the value of PBF Energy’s stock over time.

Equity Incentive Plans

PBF Energy adopted and obtained stockholder approval of the 2012 Equity Incentive Plan prior to its IPO and an amendment and restatement of the plan was approved by stockholders at the 2016 Annual Meeting. The Amended and Restated 2012 Equity Incentive Plan is the source of new equity-based and cash-based awards permitting us to grant to our key employees and others incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code), non-qualified stock options, stock appreciation rights, restricted stock, other awards valued in whole or in part by reference to shares of PBF Energy’s Class A Common Stock and performance based awards denominated in shares or cash. In February 2017, the Board, subject to stockholder approval, approved the 2017 Equity Incentive Plan to provide for future grants of equity incentives.

The Compensation Committee administers the Amended and Restated 2012 Equity Incentive Plan and determines who will receive awards under the Amended and Restated 2012 Equity Incentive Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the Amended and Restated 2012 Equity Incentive Plan. The Compensation Committee administers the 2017 Equity Incentive Plan and determines who will receive awards under the Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the 2017 Equity Incentive Plan.

The total number of shares of Class A Common Stock which may be issued under the Amended and Restated 2012 Equity Incentive Plan is 8,000,000, subject to adjustment upon certain events specified thereunder. As of December 31, 2016, only 1,280,680 shares of Class A Common Stock remained available for issuance under the Amended and Restated 2012 Equity Incentive Plan. Up to 6,000,000 shares of PBF Energy’s Class A Common Stock may be issued under the 2017 Equity Incentive Plan, subject to adjustment upon certain events specified thereunder.

2016 Stock Option and Restricted Stock Awards

Based on the recommendation of the Compensation Committee, and in recognition of their development of their functional areas and increased responsibilities, in October 2016, the Board granted under the Amended and Restated 2012 Equity Incentive Plan options to purchase Class A Common Stock to our named executive officers as follows: 200,000 options to our CEO, 120,000 options to our President, 110,000 options to our CFO and 100,000 options to each of our SVP-Commercial and President Western Region. These stock options vest in four equal annual installments commencing on the first anniversary of the date of grant, subject to acceleration under certain circumstances set forth in the applicable award agreement. In addition, based on the Committee’s recommendation, in order to further align the long-term interests of the named executive officers with the Company’s stockholders, the Board granted restricted stock vesting over a period of four years, which will have value even in the absence of an increase in the stock price, under the Amended and Restated 2012 Equity Incentive Plan to our named executive officers as follows: 80,000 shares to our CEO, 55,000 shares to our President, 52,500 shares to our CFO, 50,000 shares to our SVP-Commercial and 25,000 shares to our President Western Region.

2016 PBFX Phantom Units

Our named executive officers are eligible to receive awards under the PBF Logistics LP 2014 Long-Term Incentive Plan, or the PBFX LTIP. Grants to our executive officers under the PBFX LTIP are determined by the independent directors of the general partner of PBF Logistics LP, which now administers the PBFX LTIP and are reported to the Compensation Committee. In 2016, our CEO and President received 15,000 units and each of our CFO, SVP-Commercial and President Western Region received 12,500 units.

Other Equity Incentives

In addition, as discussed under “Certain Relationships and Related Transactions—Investments in PBF LLC,” prior to PBF Energy’s initial public offering, our named executive officers were provided certain opportunities to purchase PBF LLC Series A Units and warrants to purchase PBF LLC Series A Units, and were granted additional compensatory warrants to purchase PBF LLC Series A Units. Certain of our officers, including our named executive officers, were also issued PBF LLC Series B Units, which are profits interests in PBF LLC. See “Certain Relationships and Related Transactions—Summary of PBF LLC Series B Units.”

Other Benefits

All executive officers, including the named executive officers, are eligible for other benefits including: medical, dental, short-term disability and life insurance. The executives participate in these plans on the same basis, terms and conditions as other administrative employees. In addition, we provide long-term disability insurance coverage on behalf of the named executive officers at an amount equal to 65% of current base salary (up to $15,000 per month). The named executive officers also participate in our vacation, holiday and sick day program which provides paid leave during the year at various amounts based upon the executive’s position and length of service.

Impact of Tax and Accounting Principles

The forms of our executive compensation are largely dictated by our capital structure and competition for talented and motivated senior executives, as well as the goal of aligning their interests with those of our stockholders. We do take tax considerations into account, both to avoid tax disadvantages and to obtain tax advantages, where reasonably possible and consistent with our compensation goals (tax advantages for our executives benefit us by reducing the overall compensation we must pay to provide the same after-tax income to our executives), including the application of Sections 280G and 409A of the Code. Section 162(m) of the Code (as interpreted by IRS Notice 2007-49) (“Section 162(m)”) imposes a $1,000,000 cap on federal income tax deductions for compensation paid to our chief executive officer and to the three other most highly-paid executive officers (other than the principal financial officer) or such other persons which may be deemed covered persons under Section 162(m) during any fiscal year unless the compensation is “performance-based” under Section 162(m). While the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the Compensation Committee considers the tax treatment of compensation pursuant to Section 162(m) and other applicable rules in determining the amounts of compensation for our named executive officers. However, to retain highly skilled executives and remain competitive with other employers, the Compensation Committee retains the right to authorize compensation on a purely discretionary basis or that otherwise does not meet the requirements of “performance-based” compensation, including compensation that would not be deductible under Section 162(m) or otherwise.

Pension and Other Retirement Benefits

Defined Contribution Plan. Our defined contribution plan covers all employees, including our named executive officers. Employees are eligible to participate as of the first day of the month following 30 days of service. Participants can make basic contributions up to 50 percent of their annual salary subject to Internal Revenue Service limits. We match participants’ contributions at the rate of 200 percent of the first 3 percent of each participant’s total basic contribution based on the participant’s total annual salary. Employee contributions to the defined contribution plan are fully vested immediately. Our matching contributions to the defined contribution plan vest to the employee’s account over time. Participants may receive distributions from the vested portion of their defined contribution plan accounts any time after they cease service with us.

PBF Energy Pension Plan. We sponsor a qualified defined benefit plan for all employees, including our named executive officers, with a policy to fund pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974, or ERISA, and Federal income tax laws. Annual contributions are made to an individual employee’s pension account based on their length of service with us and base salary, up to certain limits imposed by Federal and state income tax laws. Employees become eligible to participate in the defined benefit plan after their first 30 days of employment and an employee’s interest in their plan account vests after three years of employment, with the exception of certain circumstances.

PBF Energy Restoration Plan. We sponsor a non-qualified plan for non-represented employees, including our named executive officers. Contributions, which are made at our discretion, are made to an individual employee’s pension restoration account based on their total cash compensation over a defined period of time. Employees become eligible to participate in the non-qualified plan after their first 30 days of employment. Previously, with the exception of certain circumstances, an employee’s interest in their plan account vested after one year of employment, however, in 2010, the vesting period was increased to three years. With the exception of Mr. O’Connor, all of our named executive officers’ interests in their plan accounts are vested. Upon the attainment of age 65, an employee’s pension restoration account vests immediately and is non-forfeitable.

COMPENSATION-RELATED POLICIES

Clawback Policies

All awards (and/or any amount received with respect to such awards) under our equity incentive plans are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law, stock exchange listing requirements, or any recoupment policy of PBF Energy. In addition, the Compensation Committee may, in its sole discretion, specify in an award agreement that the grantee’s rights, payments and benefits with respect to an award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award. Such events may include, but shall not be limited to, termination of employment or services for cause, termination of the grantee’s provision of services to PBF Energy or any of its subsidiaries, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the grantee, or restatement of PBF Energy’s financial statements to reflect adverse results from those previously released financial statements as a consequence of errors, omissions, fraud, or misconduct. All stock options granted under our equity incentive plans are subject to restrictive covenants, the breach of which will result in the forfeiture of the awards. These restrictive covenants include requirements relating to non-competition for employees who are at a vice president level or higher, non-solicitation, non-disparagement and confidentiality. These provisions apply following an employee’s termination or other separation.

Stock Ownership Guidelines

The Board, the Compensation Committee, and our executive officers recognize that ownership of PBF Energy’s Class A Common Stock is an effective means by which to align the interests of our directors and executive officers with those of PBF Energy’s stockholders. We have long emphasized the importance of stock ownership among our executive officers and directors. Our stock ownership and retention guidelines for our directors and officers, as approved by the Compensation Committee are as follows:

Non-Employee Director Stock Ownership Guidelines. Non-employee directors of PBF Energy are expected to acquire and hold during their service shares of PBF Energy’s Class A Common Stock equal in value to at least three times the annual cash retainer paid to PBF Energy’s directors. PBF Energy’s directors have five years from their initial election to the Board to meet the target stock ownership guideline, and they are expected to continuously own sufficient shares to meet the guideline once attained.

Executive Stock Ownership Guidelines. Stock ownership guidelines for our officers are as follows:

Officer Position	Value of Shares Owned
Chief Executive Officer	5x Base Salary
President	3x Base Salary
Executive Vice Presidents	2x Base Salary
Senior Vice Presidents	1x Base Salary

Our officers are expected to meet the applicable guideline within five years and are expected to continuously own sufficient shares to meet the guideline once attained. Until such time as the officer reaches his or her share ownership guideline, the officer will be required to hold 50% of the shares of Class A Common Stock received upon vesting, the lapse of restrictions and upon exercise of stock options, net of any shares utilized to pay for the exercise price and tax withholding. The full text of PBF Energy’s stock ownership and retention guidelines is available on our website at www.pbfenergy.com under the “Corporate Governance” tab in the “Investor Relations” section.

2016 SUMMARY COMPENSATION TABLE

This Summary Compensation Table summarizes the total compensation paid or earned by each of our named executive officers.

Named Executive Officer	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Options Awards ($)(2)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas J. Nimbley	2016	1,500,000	—	2,007,400	910,000	625,769	15,900	5,059,069
Chief Executive Officer	2015	1,066,667	2,666,667	2,212,200	1,942,500	98,678	15,900	8,002,612
	2014	850,000	2,550,000	534,800	390,500	349,094	15,600	4,689,994

C. Erik Young	2016	523,958	—	1,369,950	500,500	151,745	15,900	2,562,053
Senior Vice President,	2015	400,000	1,000,000	1,534,600	932,400	40,615	15,900	3,923,515
Chief Financial Officer	2014	366,667	1,100,000	401,100	550,100	125,796	15,600	2,559,263

Matthew C. Lucey	2016	600,000	—	1,472,900	546,000	285,519	15,900	2,893,319
President	2015	550,000	1,375,000	1,594,400	932,400	—	15,900	4,467,700
	2014	533,333	1,600,000	534,800	789,500	267,827	15,600	3,741,060

Thomas O’Connor	2016	500,000	—	1,316,500	455,000	125,910	15,900	2,413,310
SVP-Commercial	2015	416,667	1,054,323	1,534,600	932,400	101,308	15,900	4,055,198
	2014	128,974	750,000	375,900	854,000	7,000	4,000	2,119,874

Jeffrey Dill	2016	550,000	—	782,000	455,000	281,178	15,900	2,084,078
Former President Western Region	2015	475,000	1,187,500	299,000	777,000	13,710	15,900	2,768,110
	2014	466,667	1,400,000	401,100	789,500	247,792	15,600	3,320,659

(1)	The amounts set forth in this column represent the grant date value of shares of restricted Class A Common Stock and phantom units of PBF Logistics LP which are subject to vesting in four equal installments beginning on the first anniversary of the date of grant. The amounts have been determined based on the assumptions set forth in Note 15 to our consolidated financial statements for the year ended December 31, 2016.
(2)	The amounts set forth in this column represent the grant date fair value of options for the purchase of Class A Common Stock. The grant date fair value was calculated pursuant to FASB ASC Topic 718 based on the assumptions set forth in Note 15 to our consolidated financial statements for the year ended December 31, 2016.
(3)	The amounts set forth in this column represent the aggregate change during the year in the actuarial present value of accumulated benefits under the PBF Energy Pension Plan and the PBF Energy Restoration Plan.
(4)	The amounts set forth in this column consist of company matching contributions to our 401(k) Plan.

Grants of Plan-Based Equity Awards in 2016

The following table provides information regarding the grants of plan-based equity awards to each of our named executive officers for the fiscal year ended December 31, 2016.

Name	Grant Date	All Other Stock Awards: Number of Shares or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Thomas J. Nimbley	April 26, 2016	15,000	—	—	297,000
	October 25, 2016	80,000	—	—	1,710,400
	October 25, 2016	—	200,000	21.38	910,000

C. Erik Young	April 26, 2016	12,500	—	—	247,500
	October 25, 2016	52,500	—	—	1,122,450
	October 25, 2016	—	110,000	21.38	500,500

Matthew C. Lucey	April 26, 2016	15,000	—	—	297,000
	October 25, 2016	55,000	—	—	1,175,900
	October 25, 2016	—	120,000	21.38	546,000

Thomas O’Connor	April 26, 2016	12,500	—	—	247,500
	October 25, 2016	50,000	—	—	1,069,000
	October 25, 2016	—	100,000	21.38	455,000

Jeffrey Dill	April 26, 2016	12,500	—	—	247,500
	October 25, 2016	25,000	—	—	534,500
	October 25, 2016	—	100,000	21.38	455,000

(1)	The amounts set forth in this column represent the phantom units of PBF Logistics LP granted to the named executive officers under the PBFX LTIP with respect to April grants and restricted stock of PBF Energy with respect to October grants.
(2)	The amounts set forth in this column represent options to purchase Class A Common Stock of PBF Energy granted to the named executive officers under the Amended and Restated 2012 Equity Incentive Plan.
(3)	The amounts set forth in this column represent the total grant date fair value of the phantom units of PBF Logistics LP, options to purchase Class A Common Stock of PBF Energy or restricted stock for each of the named executive officers, calculated in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2016. For a narrative discussion of the equity awards, see “Equity Incentive Compensation” above.

	Option Awards (1)					Equity Awards (2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Thomas J. Nimbley	50,000	—		$26.00	12/12/22	10,000	(6)	182,000
	75,000	25,000	(9)	$38.70	02/19/23	11,250	(6)	204,750
	75,000	25,000	(3)	$26.08	10/29/23	45,000	(4)	1,254,600
	25,000	25,000	(7)	$24.43	10/29/24	80,000	(5)	2,230,400
	62,500	187,500	(8)	$30.89	10/27/25	15,000	(6)	273,000
	—	200,000	(12)	$21.38	10/25/26

C. Erik Young	2,000	—		$10.00	03/01/21	7,500	(6)	136,500
	25,000	—		$12.55	06/29/22	9,375	(6)	170,625
	20,000	—		$26.00	12/12/22	30,000	(4)	836,400
	10,000	10,000	(10)	$24.75	02/11/24	52,500	(5)	1,463,700
	25,000	25,000	(7)	$24.43	10/29/24	12,500	(6)	227,500
	30,000	90,000	(8)	$30.89	10/27/25
	—	110,000	(12)	$21.38	10/25/26

Matthew C. Lucey	40,000	—		$26.00	12/12/22	10,000	(6)	182,000
	25,000	25,000	(10)	$24.75	02/11/24	11,250	(6)	204,750
	25,000	25,000	(7)	$24.43	10/29/24	30,000	(4)	836,400
	30,000	90,000	(8)	$30.89	10/27/25	55,000	(5)	1,533,400
	—	120,000	(12)	$21.38	10/25/26	15,000	(6)	273,000

Thomas O’Connor	25,000	25,000	(11)	$27.39	09/04/24	7,500	(6)	136,500
	25,000	25,000	(7)	$24.43	10/29/24	9,375	(6)	170,625
	30,000	90,000	(8)	$30.89	10/27/25	30,000	(4)	836,400
	—	100,000	(12)	$21.38	10/25/26	50,000	(5)	1,394,000
						12,500	(6)	227,500

Jeffrey Dill	30,000	—		$10.00	03/04/21	7,500	(6)	136,500
	20,000	—		$26.00	12/12/22	9,375	(6)	170,625
	25,000	25,000	(10)	$24.75	02/11/24	25,000	(5)	697,000
	25,000	25,000	(7)	$24.43	10/29/24	12,500	(6)	227,500
	25,000	75,000	(8)	$30.89	10/27/25
	—	100,000	(12)	$21.38	10/25/26

(1)	The awards described in this column represent compensatory warrants and options to purchase PBF LLC Series A Units and options to purchase Class A Common Stock of PBF Energy as described in “Compensation Discussion & Analysis.”
(2)	The awards described in this column represent restricted Class A Common Stock of PBF Energy and phantom units of PBF Logistics LP. The value is based on the closing price of $27.88 per share of Class A Common Stock of PBF Energy on December 31, 2016 and the closing price of $18.20 per phantom unit which was the NYSE closing price of PBFX common units on December 31, 2016.
(3)	Represents options to purchase Class A Common Stock of PBF Energy, which vest on October 29, 2017.
(4)	This amount represents restricted shares of Class A Common Stock of PBF Energy granted under the 2012 Equity Incentive Plan.
(5)	This amount represents restricted shares of Class A Common Stock of PBF Energy granted under the Amended and Restated 2012 Equity Incentive Plan.
(6)	This amount represents phantom units of PBF Logistics LP granted under the PBFX LTIP.
(7)	Represents options to purchase Class A Common Stock of PBF Energy, which vest in two equal annual installments beginning on October 29, 2017.
(8)	Represents options to purchase Class A Common Stock of PBF Energy, which vest in three equal annual installments beginning on October 27, 2017.
(9)	Represents options to purchase Class A Common Stock of PBF Energy, which vest on February 19, 2017.
(10)	Represents options to purchase Class A Common Stock of PBF Energy, which vest in two equal annual installments beginning on February 11, 2017.
(11)	Represents options to purchase Class A Common Stock of PBF Energy, which vest in two equal annual installments beginning on September 4, 2017.
(12)	Represents options to purchase Class A Common Stock of PBF Energy, which vest in four equal annual installments beginning on October 25, 2017.

Option Exercises and Stock Vested in 2016

The following table provides information regarding the amounts received by our named executive officers upon exercise of options or similar instruments or the vesting of stock or similar instruments during the fiscal year ended December 31, 2016. The table also includes information regarding the vesting of phantom units received by our named executive officers from PBF Logistics LP.

	Option Awards				Stock Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Thomas J. Nimbley	—		—		15,000	(1)	314,100	(1)
					3,750	(2)	75,563	(2)
					5,000	(4)	104,600	(4)

C. Erik Young	7,500	(5)	103,350	(5)	10,000	(1)	209,400	(1)
					3,125	(2)	62,969	(2)
					3,750	(4)	78,450	(4)

Matthew C. Lucey	10,000	(6)	132,900	(6)	10,000	(1)	209,400	(1)
					3,750	(2)	75,563	(2)
					5,000	(4)	104,600	(4)

Thomas O’Connor	—		—		10,000	(1)	209,400	(1)
					3,125	(3)	64,313	(3)
					3,750	(4)	78,450	(4)

Jeffrey Dill	—		—		3,125	(2)	62,969	(2)
					3,750	(4)	78,450	(4)

(1)	The awards described in this table represent restricted shares of Class A Common Stock of PBF Energy. The value is calculated based on the closing price of $20.94 per share of Class A Common Stock of PBF Energy on the date of vesting.
(2)	These awards represent phantom units that were granted under the PBFX LTIP. The PBFX LTIP is a plan of PBF Logistics LP that is administered by its independent directors. The value is calculated based on the closing price of $20.15 per common unit of PBF Logistics LP on the date of vesting.
(3)	These awards represent phantom units that were granted under the PBFX LTIP. The PBFX LTIP is a plan of PBF Logistics LP that is administered by its independent directors. The value is calculated based on the closing price of $20.58 per common unit of PBF Logistics LP on the date of vesting.
(4)	These awards represent phantom units that were granted under the PBFX LTIP. The PBFX LTIP is a plan of PBF Logistics LP that is administered by its independent directors. The value is calculated based on the closing price of $20.92 per common unit of PBF Logistics LP on the date of vesting.
(5)	The awards described in this table represent PBF LLC Series A Units with an exercise price of $10.00 per unit. The value is calculated based on the closing price of $23.78 per share of Class A Common Stock of PBF Energy on the date of exercise.
(6)	The awards described in this table represent PBF LLC Series A Units with an exercise price of $10.00 per unit. The value is calculated based on the closing price of $23.29 per share of Class A Common Stock of PBF Energy on the date of exercise.

Pension Benefits

The following table provides information regarding our named executive officers’ participation in our pension plans as of and for the fiscal year ended December 31, 2016.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Thomas J. Nimbley	PBF Energy Pension Plan	6	209,851	—
	PBF Energy Restoration Plan	6	1,949,400	—

C. Erik Young	PBF Energy Pension Plan	6	124,958	—
	PBF Energy Restoration Plan	6	341,918	—

Matthew C. Lucey	PBF Energy Pension Plan	8	197,479	—
	PBF Energy Restoration Plan	8	916,521	—

Thomas O’Connor	PBF Energy Pension Plan	3	43,700	—
	PBF Energy Restoration Plan	3	190,518	—

Jeffrey Dill	PBF Energy Pension Plan	8	193,933	—
	PBF Energy Restoration Plan	8	939,034	—

The PBF Energy Pension Plan is a funded, tax-qualified, non-contributory defined benefit plan covering all employees. The PBF Energy Restoration Plan is a non-qualified defined benefit plan designed to supplement the pension benefits for employees that have earnings above the IRS benefit plan compensation limits. The Pension Plan and the Restoration Plan are structured as cash balance plans wherein each participant’s account is credited monthly with an interest credit and annually with a pay credit. Changes in the value of these plans’ investments do not directly impact the benefit amounts promised to each participant under the plans.

At the end of each plan year, the Pension Plan provides for an annual pay credit equal to between 7% and 21% of pensionable earnings below the Social Security Wage Base and a pay credit of 14% on pensionable earnings above the Social Security Wage Base but below the Internal Revenue Service benefit plan compensation limit. The Restoration Plan provides for an annual pay credit equal to 14% on pensionable earnings in excess of Internal Revenue Service benefit plan compensation limits. In addition, on a monthly basis, the plans provide for an interest credit utilizing the prior year’s October 30-year Treasury Constant Maturity rate. For 2016, the interest crediting rate was 2.50%. Normal retirement age under the plans is attained at age 65.

Potential Payments upon Termination Occurring on December 31, 2016, Including in Connection With a Change in Control

The table below provides our best estimate of the amounts that would be payable (including the value of certain benefits) to each of our named executive officers had a termination hypothetically occurred on December 31, 2016 under various scenarios, including a termination of employment associated with a Change In Control. The table does not include payments or benefits under arrangements available on the same basis generally to all other eligible employees. The potential payments were determined under the terms of each named executive officer’s employment agreement in effect on December 31, 2016, and in accordance with our plans and arrangements in effect on December 31, 2016. We also retain the discretion to provide additional payments or benefits to any of our named executive officers upon any termination of employment or Change in Control. The estimates below exclude the value of any Accrued Rights, as described in footnote 1 below, as any such amounts have been assumed to have been paid current at the time of the termination event. Under the terms of a named executive officer’s employment agreement, if applicable, the executive is precluded under certain circumstances from competing with us for a period of six months post-termination, and must enter into a release of claims in order to receive the severance described below.

Named Executive Officer	Termination (a) for Cause, (b) without Good Reason or (c) due to non- renewal by the executive ($)(1)	Termination (other than in connection with a Change in Control), (a) without Cause (other than by reason of death or disability) by us, (b) for Good Reason or (c) due to non- renewal by us ($)(2)	Termination in connection with a Change in Control ($)(3)	Death or Disability ($)(4)
Thomas J. Nimbley
Cash severance payment	—	2,250,000	4,485,000	750,000
Cash bonus (5)	—	—	—	1,950,000
Continuation of health benefits (6)	—	—	—	—
Accelerated equity (7)	—	659,750	5,576,000	5,576,000
C. Erik Young
Cash severance payment	—	785,937	1,566,634	261,979
Cash bonus (5)	—	—	—	681,145
Continuation of health benefits (8)	—	27,328	53,137	—
Accelerated equity (7)	—	534,625	3,667,275	3,667,275
Matthew C. Lucey
Cash severance payment	—	900,000	1,794,000	300,000
Cash bonus (5) Continuation of health benefits (8)	— —	— 29,036	— 56,460	780,000 —
Accelerated equity (7)	—	659,750	3,974,050	3,974,050
Thomas O’Connor
Cash severance payment	—	750,000	1,495,000	250,000
Cash bonus	—	—	—	650,000
Continuation of health benefits (8)	—	29,036	56,460	—
Accelerated equity (7)	—	534,625	3,513,525	3,513,525
Jeffrey Dill
Cash severance payment	—	825,500	1,644,500	275,000
Cash bonus (5)	—	—	—	715,000
Continuation of health benefits (6)	—	27,328	53,138	—
Accelerated equity (7)	—	534,625	2,046,125	2,046,125

(1)	Termination for Cause, without Good Reason or due to non-renewal by the executive. In the event the executive is terminated by us for Cause, the executive terminates his employment without Good Reason or the executive does not renew his employment with us at the end of his current term, the executive will be entitled to: (1) receive accrued, but unpaid salary through the date of termination; (2) receive any earned, but unpaid portion of the previous year’s cash bonus; (3) receive unreimbursed business expenses; (4) receive applicable benefits; and (5) except in the event of a termination for Cause, exercise any vested options or similar awards in accordance with the terms of the long term incentive plan, or collectively, the “Accrued Rights.”

“Good Reason” as defined in the employment agreements means, without the executive’s consent (A) the failure of the company to pay or cause to be paid the executive’s base salary or cash bonus, if any, when due, (B) any adverse, substantial and sustained diminution in the executive’s authority or responsibilities by the company from those described in the employment agreement, (C) the company requiring a change in the location for performance of the executive’s employment responsibilities to a location more than 50 miles from the company’s office (not including ordinary travel during the regular course of employment) or (D) any other action or inaction that constitutes a material breach by the company of the employment agreement; provided, that the events described in clauses (A), (B), (C) and (D) shall constitute “Good Reason” only if the company fails to cure such event within 20 days after receipt from the executive of written notice of the event which constitutes “Good Reason”; provided, further, that “Good Reason” shall cease to exist for an event described in clauses (A), (B), (C) and (D) on the 90th day following the later of its occurrence or the executive’s knowledge thereof, unless the executive has given the company written notice thereof prior to such date.

“Cause” as defined in the employment agreements includes the following: (A) the executive’s continued willful failure to substantially perform his duties (other than as a result of a disability) for a period of 30 days following written notice by the company to the executive of such failure, (B) the executive’s conviction of, or plea of nolo contendere to a crime constituting a misdemeanor involving moral turpitude or a felony, (C) the executive’s willful malfeasance or willful misconduct in connection with the executive’s duties under the employment agreement, including fraud or dishonesty against the company, or any of its affiliates, or any act or omission which is materially injurious to the financial condition or business reputation of the company, or any of its affiliates, other than an act or omission that was committed or omitted by the executive in the good faith belief that it was in the best interest of the company, (D) a breach of the executive’s representations and warranties in such employment agreement, or (E) the executive’s breach of the non-competition, non-solicitation, non-disparagement or non-disclosure provisions of the employment agreement.

(2)	Termination (other than in connection with a Change in Control as described below), without Cause (other than by reason of death or disability) by us, for Good Reason or due to non-renewal by us. In the event the executive is terminated during the term of employment (other than in connection with a Change in Control as described in footnote (3) below), without Cause (other than by reason of death or disability) by us, for Good Reason or due to non-renewal by us, the executive will be entitled to: (1) the Accrued Rights; (2) a cash lump sum payment equal to 1.5 times base salary; and (3) the continuation of certain health benefits for 18 months.

(3)	Termination in connection with a Change in Control. In the event the executive is terminated by us without Cause (other than by reason of death or disability), resigns with Good Reason or we elect not to renew the executive’s employment term, in each case six months prior to or within one year subsequent to the consummation of a Change in Control, the executive will be entitled to: (1) the Accrued Rights; (2) a cash lump sum payment equal to 2.99 times the executive’s salary in effect on the date of termination; (3) immediate vesting and exercisability of outstanding options or other grants under the long term incentive plans; and (4) the continuation of certain health benefits for two years and 11 months. A “Change In Control” as defined in the employment agreements means:

•	any “person” or “group” (as such terms are defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) (other than one or more of the Excluded Entities (as defined below)) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors (including by way of merger, consolidation or otherwise);

•	the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of us and our subsidiaries, taken as a whole, to any “person” or “group” (other than one or more of the Excluded Entities);

•	a merger, consolidation or reorganization (other than (x) with or into, as applicable, any of the Excluded Entities or (y) in which our stockholders, immediately before such merger, consolidation or reorganization, own, directly or indirectly immediately following such merger, consolidation or reorganization, at least 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such merger, consolidation or reorganization);

•	our complete liquidation or dissolution; or

•	other than as expressly provided for in the stockholders’ agreement with Blackstone and First Reserve, during any period of two consecutive years, individuals who at the beginning of such period constituted our Board (together with any new directors whose election by such board or whose nomination for election was approved by a vote of a majority of our directors then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) (the “Incumbent Board”) cease for any reason to constitute a majority of the Board then in office; provided that, any director appointed or elected to the Board to avoid or settle a threatened or actual proxy contest shall in no event be deemed to be an individual on the Incumbent Board.

For purposes of the definition of Change In Control, “Excluded Entity” means any of the following: (A) The Blackstone Group L.P., or Blackstone; (B) First Reserve Management, L.P., or First Reserve; (C) us and any entities of which a majority of the voting power of its voting equity securities and equity interests is owned directly or indirectly by us; and (D) any employee benefit plan (or trust forming a part thereof) sponsored or maintained by any of the foregoing.

(4)	Death or Disability. In the event of death or disability, the named executive officer’s estate or the executive, as applicable, will be entitled to receive: (1) the Accrued Rights; (2) a pro rata portion of the executive’s target annual cash bonus for the year in which such death or disability occurs; and (3) a cash lump sum payment equal to the greater of (A) one-half of the executive’s annual salary as in effect on the date of termination or (B) one-half of the aggregate amount of the executive’s salary that the executive would have received had the full term of employment occurred under the employment agreement. The amounts shown in this column as the cash severance payment represent one-half of the executive’s annual salary as of December 31, 2016. The actual amount payable upon death or disability could vary.

(5)	These amounts are equal to the named executive officer’s target annual cash bonus for 2016.

(6)	Mr. Nimbley would not have been eligible to receive any continued medical benefits from us as of December 31, 2016, as he was not covered by our medical plans. Our obligation to provide continuation coverage for these named executive officers may change in future years.

(7)	In connection with a termination without cause by us or for good reason by the executive or due to non-renewal by us, these amounts reflect for all of the named executive officers the value of the accelerated vesting of the phantom units granted under the PBFX LTIP. In connection with a termination in connection with (a) a Change in Control or (b) in the event of Death or Disability or (c) by the executive or due to non-renewal by us, these amounts reflect for (i) all of the named executive officers the value of the accelerated vesting and exercisability of their options to purchase Class A Common Stock and the accelerated vesting of the phantom units granted under the PBFX LTIP and (ii) the accelerated vesting of restricted stock awards.

(8)	The continued health benefits cost for each of Messrs. Lucey, Young, O’Connor and Dill is, respectively, based on our cost for such benefits as of December 31, 2016.

Compensation of Directors of PBF Holding Company LLC

Directors of PBF Holding receive no separate compensation for service on the board of directors or committees thereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Each of the related party transactions described below was negotiated on an arm’s length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us.

Investments in PBF LLC

Many of our named executive officers, one of PBF Energy’s directors and certain other employees were provided with the opportunity prior to PBF Energy’s IPO to purchase PBF LLC Series A Units and non-compensatory warrants to purchase PBF LLC Series A Units. The number of units and warrants offered for purchase were based upon the individual’s position and other relevant factors, and approved by the board of directors of PBF LLC. The table below sets forth the number of PBF LLC Series A Units and non-compensatory warrants to purchase PBF LLC Series A Units purchased and the price paid therefore directly or indirectly by our named executive officers and one of our directors since the beginning of fiscal year 2008 (without taking into account any PBF LLC Series A Units acquired at the time of PBF Energy’s initial public offering upon exercise of the non-compensatory warrants).

Name	Aggregate Purchase Price ($)	Series A Units (#)	Non-Compensatory Warrants for the Purchase of Series A Units (1)(2) (#)
Thomas J. Nimbley	2,250,000	225,000	300,000	(3)
Chief Executive Officer

Matthew C. Lucey	135,000	13,500	17,319	(4)
President

C. Erik Young	25,000	2,500	3,000	(5)
Senior Vice President, Chief Financial Officer

Jeffrey Dill	128,136	12,814	16,300	(6)
Former President Western Region

(1)	Each non-compensatory warrant for the purchase of PBF LLC Series A Units has an exercise price of $10.00 per unit and is immediately exercisable for a ten-year period.
(2)	In connection with the purchase of PBF LLC Series A Units and warrants, compensatory warrants for the purchase of Series A Units were also granted to each of these persons. See “Executive Compensation—Outstanding Equity Awards at 2016 Fiscal Year-End.”
(3)	In connection with PBF Energy’s IPO in 2012, Mr. Nimbley exercised all of his non-compensatory warrants to purchase an additional 300,000 PBF LLC Series A Units for cash at the $10.00 exercise price for an aggregate purchase price of $3,000,000.
(4)	In connection with PBF Energy’s IPO in 2012, Mr. Lucey exercised all of his non-compensatory warrants to purchase an additional 17,319 PBF LLC Series A Units for cash at the $10.00 exercise price for an aggregate purchase price of $173,190.
(5)	In connection with PBF Energy’s IPO in 2012, Mr. Young exercised all of his non-compensatory warrants to purchase an additional 3,000 PBF LLC Series A Units for cash at the $10.00 exercise price for an aggregate purchase price of $30,000.
(6)	In connection with PBF Energy’s IPO in 2012, Mr. Dill exercised all of his non-compensatory warrants to purchase an additional 16,300 PBF LLC Series A Units for cash at the $10.00 exercise price for an aggregate purchase price of $163,000.

PBF Energy’s IPO Related Agreements

In connection with PBF Energy’s IPO, PBF Energy, our indirect parent, entered into various agreements governing the relationship among PBF Energy, PBF LLC, Blackstone, First Reserve, our executive officers and certain of our directors and the other pre-IPO owners of PBF LLC.

PBF LLC Amended and Restated Limited Liability Company Agreement

In connection with PBF Energy’s initial public offering, the limited liability company agreement of PBF LLC was amended and restated. The amended and restated limited liability company agreement established the PBF LLC Series C Units, which are held solely by PBF Energy and described further below, and provides that PBF Energy is the sole managing member of PBF LLC. Accordingly, PBF Energy controls all of the business and affairs of PBF LLC and its operating subsidiaries.

At December 31, 2016, PBF Energy owned 109,204,047 Series C Units and the remaining pre-IPO owners of PBF LLC owned 3,920,902 PBF LLC Series A Units. In addition, there are 1,000,000 PBF LLC Series B Units issued and outstanding, all of which are held by certain of PBF Energy’s officers and a former officer. The PBF LLC Series B Units are profits interests which entitle the holders to participate in the profits of PBF LLC after the date of issuance. At December 31, 2016, certain of the pre-IPO owners of PBF LLC and other employees held options and warrants to purchase an additional 645,666 PBF LLC Series A Units at a weighted average exercise price of $10.59 per unit all of which were vested and exercisable.

Under the amended and restated limited liability company agreement of PBF LLC, the PBF LLC Series A Units are held solely by the pre-IPO owners of PBF LLC (and their permitted transferees) and the PBF LLC Series C Units are held solely by PBF Energy and rank on parity with the PBF LLC Series A Units as to distribution rights, voting rights and rights upon liquidation, dissolution or winding up. PBF Energy, as the managing member, has the right to determine the timing and amount of any distributions to be made to holders of PBF LLC Series A Units and PBF LLC Series C Units (other than tax distributions, as described below). Profits and losses of PBF LLC are allocated, and all distributions generally made, pro rata to the holders of PBF LLC Series A Units (subject, under certain circumstances described below, to the rights of the holders of PBF LLC Series B Units) and PBF LLC Series C Units. In addition, any PBF LLC Series A Units acquired by PBF Energy from the pre-IPO owners of PBF LLC, in accordance with the exchange agreement, are automatically, and without any further action, reclassified as PBF LLC Series C Units in connection with such acquisition.

The holders of limited liability company interests in PBF LLC, including PBF Energy, generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of PBF LLC. Taxable income of PBF LLC generally is allocated to the holders of units (including PBF Energy) pro rata in accordance with their respective share of the net profits and net losses of PBF LLC. In general, PBF LLC is required to make periodic tax distributions to the members of PBF LLC, including PBF Energy, pro rata in accordance with their respective percentage interests for such period (as determined under the amended and restated limited liability company agreement of PBF LLC), subject to available cash and applicable law and contractual restrictions (including pursuant to our debt instruments) and based on certain assumptions. Generally, these tax distributions will be an amount equal to PBF Energy’s estimate of the taxable income of PBF LLC for the year multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses). If, with respect to any given calendar year, the aggregate periodic tax distributions were less than the actual taxable income of PBF LLC multiplied by the assumed tax rate, PBF LLC will make a “true up” tax distribution, no later than March 15 of the following year, equal to such difference, subject to the available cash and borrowings of PBF LLC.

The amended and restated limited liability company agreement of PBF LLC also provides that substantially all expenses incurred by or attributable to PBF Energy and PBF Energy’s management of PBF LLC other than PBF Energy obligations under the tax receivable agreement, PBF Energy income tax expenses and payments on indebtedness incurred by PBF Energy are paid by PBF LLC.

Summary of PBF LLC Series B Units

The PBF LLC Series B Units are profits interests held by certain of our current and former officers which had no taxable value at the date of issuance, have no voting rights and are designed to increase in value only after

PBF Energy’s former sponsors achieve certain levels of return on their investment in PBF LLC Series A Units. Under the amended and restated limited liability company agreement of PBF LLC, distributions initially are made to the holders of PBF LLC Series A Units and PBF LLC Series C Units in proportion to the number of units owned by them. Once the sponsors receive a full return of their aggregate amount invested with respect to their PBF LLC Series A Units, distributions and other payments made on account of the PBF LLC Series A Units held by PBF Energy’s former sponsors then will be shared by PBF Energy’s former sponsors with the holders of PBF LLC Series B Units. Accordingly, the amounts paid to the holders of PBF LLC Series B Units will reduce only the amounts otherwise payable on account of the PBF LLC Series A Units held by PBF Energy’s former sponsors, and will not reduce or otherwise impact any amounts payable to us (as the holder of PBF LLC Series C Units), the holders of PBF Energy’s Class A Common Stock or any other holder of PBF LLC Series A Units. However, PBF Energy’s consolidated statements of operations and comprehensive income (loss) reflect non-cash charges for compensation related to the PBF LLC Series B Units. As of March 4, 2017, there are 1,000,000 fully vested PBF LLC Series B Units issued and outstanding, which are held as follows: Thomas Nimbley—160,000 (16%); Matthew Lucey—60,000 (6%), Jeffrey Dill—60,000 (6%) and other current and former officers—720,000 (72%). All distributions to the holders of PBF LLC Series B Units will be made pro rata in accordance with their percentage interest. The amended and restated limited liability company agreement of PBF LLC provides that no holder of PBF LLC Series B Units was entitled to receive any distributions made by PBF LLC (other than certain tax distributions) until each of PBF Energy’s former sponsors holding PBF LLC Series A Units received the aggregate amount invested for such PBF LLC Series A Units.

All amounts received, directly or indirectly, by PBF Energy’s former sponsors and the holders of PBF LLC Series B Units (and each of their successors and permitted transferees) in connection with their holding of units, including amounts received upon the sale of, or as a result of the ownership of, shares of Class A Common Stock following an exchange of units pursuant to the exchange agreement, upon a transfer of units by PBF Energy’s former sponsors to an unrelated third party or upon an in-kind distribution to their limited partners, pursuant to the tax receivable agreement or as a result of any assignment or transfer of any rights or entitlements thereunder, or otherwise as a result of such holder’s ownership of PBF LLC Series A Units are treated as being distributed, and treated as a distribution, for purposes of determining the amounts payable to the holders of PBF LLC Series B Units. Any payments required to be made to the holders of PBF LLC Series B Units by PBF Energy’s former sponsors shall be made in cash. Payments made to any of PBF Energy’s former sponsors pursuant to the tax receivable agreement are taken into account for purposes of satisfying the applicable sharing thresholds of the holders of PBF LLC Series B Units under the amended and restated limited liability company agreement of PBF LLC. All distributions under the amended and restated limited liability company agreement are treated as being distributed in a single distribution. Accordingly, if multiple distributions are made, the holders of PBF LLC Series B Units are entitled to share in the distributions at the highest then applicable sharing percentage, and if such holders have received prior distributions at a lower sharing percentage, such holders are entitled to a priority catch-up distribution at the applicable higher sharing percentage before any further amounts are distributed to such holders of PBF LLC Series A Units. Any amounts received by holders of PBF LLC Series B Units as tax distributions made by PBF LLC are treated as an advance on and shall reduce further distributions to which such holder otherwise would be entitled to under the agreement.

If the employment of a holder of PBF LLC Series B Units is terminated by us for any reason other than due to death, disability or retirement, PBF Energy’s former sponsors have the right to purchase for cash all or part of the holder’s PBF LLC Series B Units for the fair market value of such units as of the purchase date. In addition, upon the death or disability of a holder of PBF LLC Series B Units, the holder (or his representatives) has the right to sell to PBF Energy’s former sponsors, and PBF Energy’s former sponsors are required to purchase (pro rata), all of the holder’s PBF LLC Series B Units for the fair market value of such units as of the purchase date, with the purchase price payable, at the election of the purchaser, in cash or by delivery of PBF LLC Series A Units held by the purchaser.

As of June 12, 2013, each of Blackstone and First Reserve received the full return of its aggregate amount invested for its PBF LLC Series A Units. Since January 1, 2016, in connection with payments under PBF Energy’s tax receivable agreement, the holders of PBF LLC Series B Units (in their capacity as such) received the following amounts: Thomas J. Nimbley—$1.0 million; Matthew C. Lucey—$0.4 million; Jeffrey Dill—$0.4 million and other current and former officers—$4.4 million. In addition, the holders of PBF LLC Series B Units are entitled to certain payments in the future under the tax receivable agreement arising as a result of the prior exchanges by Blackstone and First Reserve.

Exchange Agreement

Pursuant to an exchange agreement, the pre-IPO owners of PBF LLC (and certain permitted assignees thereof and holders who acquire PBF LLC Series A Units upon the exercise of certain warrants) may from time to time (subject to the terms of the exchange agreement), cause PBF LLC to exchange their PBF LLC Series A Units for shares of PBF Energy’s Class A Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by PBF Energy’s former sponsors upon the sale of the shares of PBF Energy’s Class A Common Stock received by them upon such exchange. The exchange agreement also provides that, subject to certain exceptions, holders do not have the right to cause PBF LLC to exchange PBF LLC Series A Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements to which it may be subject, and that it may impose on exchange rights additional restrictions that PBF Energy determines to be necessary or advisable so that PBF LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges PBF LLC Series A Units, PBF Energy’s interest in PBF LLC will be correspondingly increased.

Registration Rights Agreement

Pursuant to an amended and restated registration rights agreement with each of the pre-IPO owners of PBF LLC, PBF Energy has granted them and their affiliates and permitted transferees the right, under certain circumstances and subject to certain restrictions, to require PBF Energy to register under the Securities Act shares of PBF Energy’s Class A Common Stock delivered in exchange for PBF LLC Series A Units or otherwise beneficially owned by them. Under the registration rights agreement, PBF Energy also agreed at PBF Energy’s expense to make available a shelf registration statement to register the exchange by the remaining pre-IPO owners of PBF LLC of PBF LLC Series A Units for shares of PBF Energy’s Class A Common Stock and the resale by them of shares of Class A Common Stock into the market from time to time. In addition, each of the pre-IPO owners of PBF LLC will have the ability to exercise certain piggyback registration rights in respect of shares of PBF Energy’s Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by PBF Energy. PBF Energy currently has an effective shelf registration statement that initially covered the resale of up to 6,310,055 shares of PBF Energy’s Class A Common Stock issued or issuable to holders of Series A LLC Units, which shares may be sold from time to time in the public markets.

Tax Receivable Agreement

The holders of PBF LLC Series A Units may from time to time (subject to the terms of the exchange agreement) cause PBF LLC to exchange their remaining PBF LLC Series A Units for shares of PBF Energy’s Class A Common Stock on a one-for-one basis. PBF LLC (and each of its subsidiaries classified as a partnership for federal income tax purposes) have in effect an election under Section 754 of the Code effective for each taxable year in which an exchange of PBF LLC Series A Units for shares of PBF Energy’s Class A Common Stock occurs. The purchase of PBF LLC Series A Units and exchanges of PBF LLC Series A Units for shares of Class A Common Stock have resulted, and are expected to result, with respect to PBF Energy in increases, that otherwise would not have been available, in the tax basis of the assets of PBF LLC. These increases in tax basis have reduced the amount of tax that PBF Energy would have otherwise been required to pay, and may reduce such tax in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

PBF Energy entered into a tax receivable agreement with the holders of PBF LLC Series A Units and PBF LLC Series B Units (and certain permitted assignees thereof and holders who acquire PBF LLC Series A Units upon the exercise of certain warrants) that provides for the payment from time to time by PBF Energy to such persons of 85% of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to PBF Energy entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of PBF Energy and not of PBF LLC, PBF Holding or any of its subsidiaries.

For purposes of the tax receivable agreement, subject to certain exceptions noted below, the benefit deemed realized by PBF Energy generally is computed by comparing the actual income tax liability of PBF Energy (calculated with certain assumptions) to the amount of such taxes that PBF Energy would have been required to pay had there been no increase to the tax basis of the assets of PBF LLC as a result of the purchase or exchanges of PBF LLC Series A Units and had PBF Energy not derived any tax benefits in respect of payments made under the tax receivable agreement. The term of the tax receivable agreement continues until all such tax benefits have been utilized or expired, unless (i) certain changes of control occur as described below, (ii) PBF Energy exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or (iii) PBF Energy breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if PBF Energy had exercised its right to terminate the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•	the timing of any subsequent exchanges of PBF LLC Series A Units—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of PBF LLC at the time of each exchange;

•	the price of shares of PBF Energy’s Class A Common Stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of PBF LLC is affected by the price of shares of PBF Energy’s Class A Common Stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available; and

•	the amount and timing of PBF Energy’s income—PBF Energy generally will be required to pay 85% of the deemed benefits as and when deemed realized.

The amount and timing of PBF Energy’s taxable income, which will affect the amount and timing of the realization of tax benefits that are subject to the tax receivable agreement, depend on numerous factors. For example, if 50% or more of the capital and profits interests in PBF LLC are transferred in a taxable sale or exchange within a period of 12 consecutive months, PBF LLC will undergo, for federal income tax purposes, a “technical termination” that could affect the amount of PBF LLC’s taxable income in any year and the allocation of taxable income among the members of PBF LLC, including PBF Energy. If PBF Energy does not have taxable income, PBF Energy generally is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been actually realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement.

PBF Energy expects that the payments that it may make under the tax receivable agreement will be substantial. As of June 30, 2017, PBF Energy has recognized a liability for the tax receivable agreement of $611.4 million reflecting its estimate of the undiscounted amounts that it expects to pay under the agreement due to exchanges that occurred prior to that date, and to range over the next five years from approximately $39.4 million to $60.0 million per year and decline thereafter. Future payments under the agreement by PBF

Energy in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on PBF Energy’s liquidity if, as a result of timing discrepancies or otherwise, (a) the payments under the tax receivable agreement exceed the actual benefits PBF Energy realizes in respect of the tax attributes subject to the tax receivable agreement and/or (b) distributions to PBF Energy by PBF LLC are not sufficient to permit PBF Energy to make payments under the tax receivable agreement after PBF Energy has paid its taxes and other obligations. In this regard, the tax receivable agreement gives PBF Energy some flexibility to defer certain payment obligations that are in excess of its then available cash, but the period of any such deferral under the tax receivable agreement may not exceed two years. Such deferred payments would accrue interest at a rate of LIBOR plus 150 basis points. The payments under the tax receivable agreement are not conditioned upon any persons continued ownership of PBF Energy.

In certain instances, as described in the following paragraph, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits realized in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, PBF Energy elects an early termination of the tax receivable agreement (or defaults in its obligations thereunder), PBF Energy’s (or its successor’s) obligations with respect to exchanged or acquired PBF LLC Series A Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that (i) PBF Energy would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (ii) that the subsidiaries of PBF LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Moreover, in each of these instances, PBF Energy would be required to make an immediate payment equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits (based on the foregoing assumptions). Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the actual benefits PBF Energy realizes in respect of the tax attributes subject to the tax receivable agreement. Assuming that the market value of a share of Class A Common Stock of PBF Energy were to be equal to $22.26, the closing price on June 30, 2017, and that LIBOR were to be 1.85%, PBF Energy estimates that the aggregate amount of these accelerated payments would have been approximately $542.0 million if triggered on such date. In these situations, PBF Energy’s obligations under the tax receivable agreement could have a substantial negative impact on its liquidity and there is no assurance that it will be able to finance these obligations.

Moreover, payments under the tax receivable agreement will be based on tax reporting positions determined in accordance with the tax receivable agreement. PBF Energy will not be reimbursed for any payments previously made under the tax receivable agreement if the Internal Revenue Service subsequently disallows part or all of the tax benefits that gave rise to such prior payments. As a result, in certain circumstances, payments could be made under the tax receivable agreement that are significantly in excess of the benefits that PBF Energy actually realizes in respect of (i) the increases in tax basis resulting from its purchases or exchanges of PBF LLC Series A Units and (ii) certain other tax benefits related to its entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Decisions made by the pre-IPO owners of PBF LLC in the course of running PBF Energy’s business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments required to be made under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase the tax liability of the pre-IPO owners of PBF LLC without giving rise to any obligations to make payments under the tax receivable agreement.

Payments are generally due under the tax receivable agreement within a specified period of time following the filing of PBF Energy’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 50 basis points from the due date (without extensions) of such tax return. However, PBF Energy may defer payments under the tax receivable agreement to the extent it does not have available cash to satisfy its payment obligations under the tax receivable agreement as described above.

As described above, payment obligations to the holders of PBF LLC Series A Units and PBF LLC Series B Units under the tax receivable agreement are obligations of PBF Energy and not obligations of PBF LLC, PBF Holding or any other subsidiary. However, because PBF Energy is a holding company with no operations of its own, its ability to make payments under the tax receivable agreement is dependent on its subsidiaries’ ability to make future distributions. For example, specific provisions in the indenture governing the Senior Notes issued by PBF Holding are expected to permit PBF Holding to make distributions that include amounts sufficient to allow PBF Energy to make on-going payments under the tax receivable agreement and to make an accelerated payment in the event of a change of control (however, the indenture permits a distribution on account of such a change of control only so long as PBF Holding offers to purchase all of the notes outstanding at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon). PBF Energy expects to obtain funding for its on-going payments under the tax receivable agreement by causing PBF Holding to make cash distributions to PBF LLC under the relevant provisions of the indenture, and PBF LLC will, in turn, distribute such amounts, generally as tax distributions, on a pro rata basis to its owners. If PBF Energy’s share of the distributions received through these specific provisions of the indenture are insufficient to satisfy its obligations under the tax receivable agreement, it may cause PBF LLC, which in turn will cause PBF Holding, to make distributions in accordance with other provisions of the indenture in order to satisfy such obligations. PBF LLC is also required to include in taxable income PBF LLC’s allocable share of PBF Logistics LP’s taxable income and gains (such share to be determined pursuant to the partnership agreement of PBF Logistics LP), regardless of the amount of cash distributions received by PBF LLC from PBF Logistics, and such taxable income and gains will flow-through to PBF Energy to the extent of its allocable share of the taxable income and gains of PBF LLC. As a result, at certain times, including during the subordination period for the PBF Logistics LP subordinated units, the amount of cash otherwise ultimately available to PBF Energy on account of its indirect interest in PBF Logistics may not be sufficient for PBF Energy to pay the amount of taxes it will owe on account of its indirect interests in PBF Logistics. Based on our estimates of PBF Energy’s obligations under the tax receivable agreement as described above, the amount of distributions on account of PBF Energy’s obligations under the tax receivable agreement are expected to be substantial.

Relationship with PBF Logistics LP

PBF Holding entered into agreements with PBFX that establish fees for certain general and administrative services, and operational and maintenance services provided by the Company to PBFX. In addition, the Company executed terminal and storage services agreements with PBFX under which PBFX provides commercial transportation, terminaling, storage and pipeline services to the Company. These agreements are more fully described in this prospectus under “Business.”

Thomas D. O’Malley Release and Consulting Agreement

Effective June 30, 2016, Thomas D. O’Malley retired from his position as the Executive Chairman of the Board of PBF, thereby terminating his employment with us. In connection with his retirement, PBF Investments LLC and Mr. O’Malley entered into a release and a consulting agreement. The consulting agreement has a term through December 31, 2018 and initially had an annual fee of $1,000,000, which was subsequently reduced to $900,000. The consulting agreement also contains a non-compete provision that remains in effect for 30 days following termination of the agreement. In May 2016, the Board of Directors accelerated the vesting of options to purchase Class A Common Stock and restricted stock of PBF Energy, resulting in additional expense to PBF Energy of $3,254,833. Through June 30, 2017, Mr. O’Malley has received $1,550,000 of fees under the consulting agreement.

Private Aircraft

We have an agreement with Thomas D. O’Malley, the former Executive Chairman of the Board of PBF, for the use of an airplane owned by 936MP, LLC, a Delaware limited liability company, owned by Mr. O’Malley. We pay a charter rate that is the lowest rate this aircraft is chartered to third-parties. PBF Energy’s Audit Committee reviews such usage of the airplane annually. For the years ended December 31, 2016, 2015 and 2014, the Company incurred charges of $824,000, $957,000 and $1,214,000, respectively, related to the use of this airplane. For the six months ended June 30, 2017, the Company incurred charges of $79,000.

Statement of Policy Regarding Transactions with Related Persons

All related person transactions will be approved by PBF Energy’s Board of Directors, which has adopted a written policy that applies to transactions with related persons. For purposes of the policy, related person transactions include transactions, arrangements or relationships involving amounts greater than $120,000 in the aggregate in which we are a participant and a related person has a direct or indirect material interest. Related persons are deemed to include directors, director nominees, executive officers, owners of more than five percent of PBF Energy’s common stock, or an immediate family member of the preceding group. The policy provides that PBF Energy’s Audit Committee will be responsible for the review and approval or ratification of all related-person transactions.

PBF Energy’s Audit Committee will review the material facts of all related person transactions that require the committee’s approval and either approve or disapprove of the entry into the related person transaction, subject to certain exceptions described below. The policy prohibits any of PBF Energy’s directors from participating in any discussion or approval of a related person transaction for which such director is a related person, except that such director is required to provide all material information concerning the interested transaction to the committee. As part of its review and approval of a related person transaction, PBF Energy’s Audit Committee will consider whether the transaction is made on terms no less favorable than terms that would be generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related-person’s interest in the transaction and any other matters the committee deems appropriate.

PBF Energy’s related person transactions policy does not apply to: (1) employment of executive officers if the compensation is disclosed in PBF Energy’s proxy statement or approved by the Compensation Committee; (2) director compensation that is disclosed in PBF Energy’s proxy statement; (3) pro rata payments arising solely from the ownership of PBF Energy’s equity securities; (4) certain indebtedness arising from ordinary course transactions or with owners of more than five percent of PBF Energy’s Class A common stock; (5) transactions where the rates or charges are determined by competitive bids; (6) certain charitable contributions; (7) regulated transactions; and (8) certain financial services.

OUR PRINCIPAL MEMBERS

The direct and indirect ownership of PBF Holding Company LLC as of the date of this prospectus is as follows:

•	100% of the membership interests of PBF Holding are owned by PBF LLC; and

•	PBF Energy, the sole managing member of PBF LLC, owns an equity interest representing approximately 96.6% of the outstanding economic interests in PBF LLC.

The stockholders of PBF Energy may be deemed to beneficially own an interest in our membership interests by virtue of their beneficial ownership of shares of Class A common stock of PBF Energy. PBF Energy reports separately on the beneficial ownership of its officers, directors and significant stockholders.

PBF Finance has 100 shares of common stock outstanding, all of which are held by PBF Holding.

DESCRIPTION OF CERTAIN MATERIAL INDEBTEDNESS

The following is a summary of the material provisions of our material indebtedness. This summary may not contain all of the information which may be important to you and is subject to, and qualified in its entirety by reference to, the actual text of the underlying documents.

Revolving Loan

We are party to an asset based revolving loan agreement with UBS AG, Stamford Branch, as administrative agent and co-collateral agent and certain other lenders, which matures in August 2019. The Revolving Loan includes an accordion feature which allows for an increase in aggregate commitments of up to $2.75 billion, and in December 2015 we increased the maximum availability to $2.635 billion in accordance with this feature. On an ongoing basis, the Revolving Loan is available to PBF Holding Company LLC and its subsidiaries for working capital and other general corporate purposes. As of June 30, 2017, there was $350.0 million outstanding under the Revolving Loan, and an additional $780.8 million of total unused borrowing capacity under the Revolving Loan. Additionally, we had $442.6 million in standby letters of credit issued and outstanding as of that date.

The Revolving Loan contains customary covenants and restrictions on the activities of PBF Holding and its subsidiaries, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Senior Notes documents; and sale and leaseback transactions.

As of June 30, 2017, the Revolving Loan provided for borrowings of up to an aggregate maximum of $2.635 billion, a portion of which was available in the form of letters of credit. The amount available for borrowings and letters of credit under the Revolving Loan is calculated according to a “borrowing base” formula based on (1) 90% of the book value of eligible accounts receivable with respect to investment grade obligors plus (2) 85% of the book value of eligible accounts receivable with respect to non-investment grade obligors plus (3) 80% of the cost of eligible hydrocarbon inventory plus (4) 100% of cash and cash equivalents in deposit accounts subject to a control agreement. The borrowing base is subject to customary reserves and eligibility criteria and in any event cannot exceed $2.635 billion.

Advances under the Revolving Loan plus all issued and outstanding letters of credit may not exceed the lesser of $2.635 billion or the borrowing base, as defined in the agreement. The Revolving Loan can be prepaid at any time without penalty. Interest on the Revolving Loan is payable quarterly in arrears, at our option, either at the Alternate Base Rate plus the Applicable Margin, or at the Adjusted LIBOR Rate plus the Applicable Margin, all as defined in the agreement. We are required to pay a LC Participation Fee, as defined in the agreement, on each outstanding letter of credit issued under the Revolving Loan ranging from 1.25% to 2.0% depending on our debt rating, plus a Fronting Fee equal to 0.25%.

The Revolving Loan has a financial covenant which requires that if at any time Excess Availability, as defined in the agreement, is less than the greater of (i) 10% of the lesser of the then existing borrowing base and the then aggregate Revolving Commitments of the Lenders (the “Financial Covenant Testing Amount”), and (ii) $100.0 million, and until such time as Excess Availability is greater than the Financial Covenant Testing Amount and $100.0 million for a period of 12 or more consecutive days, we will not permit the Consolidated Fixed Charge Coverage Ratio, as defined in the agreement and determined as of the last day of the most recently completed quarter, to be less than 1.1 to 1.0. As of June 30, 2017, we were in compliance with all our debt covenants under the Revolving Loan.

Our obligations under the Revolving Loan (a) are guaranteed by each of our domestic operating subsidiaries, that are not Excluded Subsidiaries (as defined in the agreement) and (b) are secured by a lien on

(x) PBF LLC’s equity interest in us and (y) certain assets of us and the subsidiary guarantors, including all deposit accounts (other than zero balance accounts, cash collateral accounts, trust accounts and/or payroll accounts, all of which are excluded from the collateral), all accounts receivable, all hydrocarbon inventory (other than the intermediate and finished products owned by J. Aron pursuant to the A&R Inventory Intermediation Agreements) and to the extent evidencing, governing, securing or otherwise related to the foregoing, all general intangibles, chattel paper, instruments, documents, letter of credit rights and supporting obligations; and all products and proceeds of the foregoing.

7.00% Senior Notes due 2023

On November 24, 2015, we issued $500.0 million in aggregate principal amount of 7.00% senior secured notes due 2023. PBF Holding received net proceeds of approximately $490.0 million from the offering after deducting the initial purchasers’ discount and estimated offering expenses. Payment of the 2023 Notes is jointly and severally guaranteed on a senior basis by certain of our subsidiaries representing substantially all of our present assets. The 2023 Notes are senior obligations and were initially secured, subject to certain exceptions and permitted liens, on a first-priority basis, by substantially all of our and the guarantors’ present and future assets (other than assets securing the Revolving Loan), and certain hedging obligations and any existing or future indebtedness which was permitted to be secured on a pari passu basis with the 2020 Senior Secured Notes to the extent of the value of the collateral. At all times after (a) a covenant suspension event (which requires that the 2023 Notes have investment grade ratings from both Moody’s Investment Services, Inc. and Standard & Poor’s), or (b) a Collateral Fall-Away Event, the Notes will become unsecured. A “Collateral Fall-Away Event” is defined as the first day on which the 2020 Notes are no longer secured by Liens on the Collateral, whether as a result of having been repaid in full or otherwise satisfied or discharged or as a result of such Liens being released in accordance with definitive documentation governing the 2020 Senior Secured Notes; provided that a Collateral Fall-Away Event shall not occur to the extent any Additional First Lien Obligations (other than Specified Secured Hedging Obligations) are outstanding at such time (capitalized terms not otherwise defined herein having the meaning set forth in the indenture governing the 2023 Notes). Upon consummation of the offering of the 2025 Notes, a Collateral Fall-Away Event occurred and the 2023 Notes became unsecured.

The indenture governing the 2023 Notes contains customary terms, events of default and covenants for an issuer of non-investment grade debt securities. These covenants include limitations on the issuers’ and its restricted subsidiaries’ ability to, among other things, incur additional indebtedness or issue certain preferred stock; make equity distributions, pay dividends on or repurchase capital stock or make other restricted payments; enter into transactions with affiliates; create liens; engage in mergers and consolidations or otherwise sell all or substantially all of our assets; designate subsidiaries as unrestricted subsidiaries; make certain investments; and limit the ability of restricted subsidiaries to make payments to PBF Holding. These covenants are subject to a number of important exceptions and qualifications. Many of these covenants will cease to apply or will be modified during a covenant suspension event, including when the 2023 Notes are rated investment grade. Certain covenants were also modified following the Collateral Fall-Away Event, including the restrictions on our ability and the ability of our restricted subsidiaries to create liens.

At any time prior to November 15, 2018, we may redeem all or a part of the 2023 Notes, at a redemption price equal to 100% of the principal amount of the 2023 Notes redeemed plus a make-whole amount as of, and accrued and unpaid interest, if any, to the date of redemption. At any time prior to November 15, 2018, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the 2023 Notes in an amount not greater than the net cash proceeds of certain equity offerings at a redemption price equal to 107.000% of the principal amount of the 2023 Notes, plus any accrued and unpaid interest to the date of redemption. On and after November 15, 2018, we may redeem the 2023 Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the 2023 Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date, subject to the right of holders of

2023 Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during thge 12-month period beginning on November 15 in the years indicated below:

Year	Redemption Price
2018	105.250%
2019	103.500%
2020	101.750%
2021 and thereafter	100.000%

Upon a change of control that results in a ratings decline, we will be required to make an offer to purchase the 2023 Notes at a purchase price of 101% of the principal amount of the 2023 Notes on the date of purchase plus accrued interest. Prior to a covenant suspension event, in connection with certain asset dispositions, we may be required to use the net cash proceeds of the asset dispositions (subject to a right to reinvest such net cash proceeds) to make an offer to purchase the 2023 Notes at 100% of the principal amount, together with any accrued and unpaid interest to the date of purchase. We may issue additional 2023 Notes from time to time. As of the date of this prospectus, there was $500.0 million aggregate principal amount of 2023 Notes outstanding.

As of June 30, 2017, we were in compliance with all of the covenants under the indenture for the 2023 Notes.

PBF Rail Term Loan

On December 22, 2016, PBF Rail Logistics Company LLC (“PBF Rail”), an indirect wholly-owned subsidiary of PBF Holding, entered into a $35.0 million term loan (the “PBF Rail Term Loan”) with DVB Bank SE and repaid in full and terminated a $250.0 million secured revolving credit agreement with a consortium of banks, including Credit Agricole Corporate & Investment Bank as Administrative Agent. The PBF Rail Term Loan amortizes monthly over its five year term and bears interest at the one month LIBOR plus the Margin (as defined in the agreement). As security for the PBF Rail Term Loan, PBF Rail pledged, among other things: (i) certain eligible crude tank cars; (ii) the Debt Service Reserve Account (as defined in the PBF Rail Term Loan); and (iii) PBF Holding’s membership interest in PBF Rail. Additionally, the PBF Rail Term Loan contains customary terms, events of default and covenants for transactions of this nature. PBF Rail may at any time repay the PBF Rail Term Loan without penalty in the event that railcars collateralizing the loan are sold, scrapped or otherwise removed from the collateral pool.

The outstanding balance of the PBF Rail Term Loan was $31.7 million as of June 30, 2017.

PBF Rail is an “Unrestricted Subsidiary” for purposes of the indentures governing the 2023 Notes and the 2025 Notes, and is not a guarantor of the notes.

Affiliate Notes Payable

Our long-term debt obligations include affiliate notes payable with PBF LLC and PBF Energy, which were fully converted to a capital contribution in the three months ended March 31, 2017. The notes have an interest rate of 2.5% and a five year term but may be prepaid in whole or in part at any time, at the option of PBF Holding, without penalty or premium. Additional borrowings may be made by PBF Holding under such affiliate notes payable from time to time. In the fourth quarter of 2016, the notes were extended to 2021. As of June 30, 2017, PBF Holding had no outstanding affiliate notes payable with PBF Energy and PBF LLC ($86.3 million was outstanding as of December 31, 2016).

DESCRIPTION OF NOTES

General

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, (i) the terms “Company,” “we,” “our” or “us” refer only to PBF Holding Company LLC and not to any of its Subsidiaries, (ii) the term “Finance Co.” refers only to PBF Finance Corporation, and its successors in interest, and (iii) the term “Issuers” refers only to the Company and Finance Co. and not to any of their Subsidiaries.

The Issuers issued $725.0 million in aggregate principal amount of 7.25% senior notes due June 15, 2025 (the “Notes”). The outstanding unregistered old notes were, and upon exchange the new notes will be, issued pursuant to an indenture (the “Indenture”) dated May 30, 2017 between the Issuers, the Guarantors and Wilmington Trust, National Association, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as paying agent (the “Paying Agent”), registrar (the “Registrar”), transfer agent (the “Transfer Agent”) and authenticating agent (the “Authenticating Agent”). All of the Notes (including the old notes and the new notes) are the same class. Except as set forth herein, the terms of the Notes are substantially identical and include those stated in the Indenture as it relates to the Notes and those made part of the Indenture by reference to the Trust Indenture Act. The term “Notes” refers to the outstanding unregistered old notes and upon exchange, the new notes.

The following description is a summary of certain provisions of the Indenture, the Notes and the Guarantees. It does not purport to be complete and is qualified in its entirety by reference to the provisions of those documents, including the definitions therein of certain terms used below. We urge you to read each of these documents because they, and not this description, define your rights as holders of the Notes.

As of the date of the Indenture, certain of our Subsidiaries are Unrestricted Subsidiaries. Under certain circumstances, we will be able to designate certain additional current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture and will not guarantee the Notes.

The Notes

The Notes are:

•	general unsecured senior obligations of the Issuers;

•	pari passu in right of payment to all of the Issuers’ existing and future Senior Indebtedness (including the Senior Credit Facilities and the Existing Notes);

•	effectively junior to all existing and future secured Indebtedness of the Issuers (including the Senior Credit Facilities) and other secured obligations to the extent of the value of the assets securing such Indebtedness and other obligations;

•	structurally subordinated to all Indebtedness and other liabilities of the Issuers’ Subsidiaries that do not guarantee the Notes, including obligations under the Rail Facility;

•	senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers; and

•	guaranteed on an unsecured basis by the Guarantors.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, guarantee, jointly and severally irrevocably and unconditionally, on a senior unsecured basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture, and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by having executed the Indenture.

Each of our Restricted Subsidiaries guarantee the Notes. Each of the Guarantees of the Notes are a general unsecured senior obligation of each Guarantor and rank pari passu in right of payment with all existing and future Senior Indebtedness of each such entity (including its guarantee of the Senior Credit Facilities and the Existing Notes), are effectively junior to all existing and future secured Indebtedness and other secured obligations of such entity to the extent of the value of the assets securing such Indebtedness and other obligations and rank senior in right of payment to any existing and future Subordinated Indebtedness of each such entity. The Notes are structurally subordinated to Indebtedness and other liabilities of Subsidiaries of the Issuers or the Guarantors that do not guarantee the Notes, including obligations under the Rail Facility.

Certain of the Company’s Subsidiaries do not guarantee the Notes and, in the future, it is possible that such Subsidiaries will continue to not guarantee the Notes and not all of the Company’s other Subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuers or the Guarantors.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent its Guarantee from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Relating to Our Indebtedness and the Notes.”

Each Guarantee by a Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1)	(a) any sale, exchange or transfer (by merger or otherwise) of (i) the Capital Stock of such Guarantor, after which the applicable Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Guarantor, in each case, to a Person that is not the Issuers or a Guarantor if such sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Guarantor of all its Indebtedness under the Senior Credit Facilities and the Existing Notes or such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture;

(d) the exercise by the Issuers of their legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the discharge of the Issuers’ obligations under the Indenture in accordance with the terms of the Indenture; or

(e) upon the liquidation or dissolution of such Guarantor, provided that no Default or Event of Default has occurred and is continuing; and

(2)	the Issuers delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Holding Company Structure

The Company is a holding company for its Subsidiaries. Accordingly, the Company is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. Finance Co. is a Wholly-Owned Subsidiary of the Company that was created to be a co-issuer of the Notes and the Existing Notes. Finance Co. does not own, and is not expected to own, any significant assets.

Ranking

The payment of the principal of, premium, if any, and interest on, the Notes and the payment of any Guarantee will rank pari passu in right of payment to all existing and future Senior Indebtedness of the Issuers or the relevant Guarantor, as the case may be, including the obligations of the Issuers and such Guarantor under the Senior Credit Facilities and the Existing Notes. However, the Notes and the Guarantees are effectively subordinated to all of the Issuers’ and the Guarantors’ existing and future secured Indebtedness (including borrowings under the Senior Credit Facilities and other secured obligations) to the extent of the value of the assets securing such Indebtedness and obligations, and structurally subordinated to any existing or future Indebtedness (including the Rail Facility) of each Subsidiary of the Issuers or any Guarantor that does not guarantee the Notes, including any Unrestricted Subsidiaries.

As of June 30, 2017, we and the guarantors would have had total Indebtedness (excluding $442.6 million in respect of outstanding letters of credit) of $1,654.2 million (which excludes debt issuance costs), of which $500.0 million (excluding $442.6 million in respect of outstanding letters of credit) is secured Indebtedness of the Issuers and Guarantors, and an additional $780.8 million of total unused borrowing capacity under the Senior Credit Facilities that would be structurally senior to the Notes and the Guarantees. Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuers and the Restricted Subsidiaries may incur, under certain circumstances the amount of such additional Indebtedness could be substantial and, in any case, such Indebtedness may be senior and/or secured Indebtedness (including Senior Indebtedness). See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes

The Issuers maintain one or more paying agents for the Notes. The initial paying agent for the Notes is Deutsche Bank Trust Company Americas.

We also maintain a registrar and a transfer agent. The registrar and transfer agent for the Notes is Deutsche Bank Trust Company Americas. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time and the transfer agent will facilitate transfer of Notes.

The Issuers may change the paying agents, the registrars or the transfer agents without prior notice to the Holders. We or any of our Subsidiaries may act as a paying agent, registrar or transfer agent.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar or the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase with a Change of Control Offer or an Asset Sale Offer. Also, the Issuers will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered Holder of a Note will be treated as the owner of such Note for all purposes.

Principal, Maturity and Interest

The Issuers issued $725.0 million aggregate principal amount of Notes. The Notes will mature on June 15, 2025. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuers may issue additional Notes under the Indenture from time to time (“Additional Notes”). The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of Notes” include any Additional Notes that are actually issued.

Notes will be issued in denominations of $2,000 and integral multiples of $1,000.

Interest on the Notes accrues at the rate of 7.25% per annum. Interest on the Notes is payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2017. The Issuers will make each interest payment to the Holders of record of the Notes on the immediately preceding June 1 and December 1. Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of, premium, if any, and interest on, the Notes is payable at the Paying Agent’s office maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof.

Mandatory Redemption

The Notes are not subject to mandatory redemption or sinking fund payments. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under the caption “Repurchase at the Option of Holders.”

Optional Redemption

Except as set forth below, the Issuers are not entitled to redeem the Notes at their option prior to June 15, 2020.

At any time prior to June 15, 2020, the Issuers may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail or otherwise delivered to the registered address of each Holder of Notes, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after June 15, 2020, the Issuers may redeem the Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period beginning on June 15 in the years indicated below:

Year	Redemption Price
2020	105.438%
2021	103.625%
2022	101.813%
2023 and thereafter	100.000%

The Issuers may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, so long as such acquisition does not otherwise violate the terms of the Indenture.

In addition, until June 15, 2020, the Issuers may, at their option, on one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price equal to 107.250% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with an amount equal to the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of each such redemption. Any such redemption will be required to occur on or prior to 120 days after our receipt of the net cash proceeds of such Equity Offering and upon not less than 30 nor more than 60 days’ notice mailed to each Holder of Notes to be redeemed at such Holder’s address appearing in our security register, in principal amounts of $2,000 or an integral multiple of $1,000.

Any notice of redemption may, at the Issuers’ discretion, be subject to one or more conditions precedent.

The Registrar shall select the Notes to be redeemed in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Indenture provides that if a Change of Control occurs resulting in a Ratings Decline, unless the Issuers have previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption,” the Issuers will make an offer to purchase all of the outstanding Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee and the Registrar, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, with a copy to the Trustee and the Registrar, with the following information:

(1)	that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

(2)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3)	that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4)	that unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5)	that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the Paying Agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6)	that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuers to purchase such Notes, provided that the Paying Agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes, or a specified portion thereof, and its election to have such Notes purchased;

(7)	that if the Issuers are redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to at least $2,000 or an integral multiple of $1,000 thereafter;

(8)	if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(9)	such other instructions, as determined by the Issuers, as are consistent with the covenant described hereunder, that a Holder must follow.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuers will, to the extent permitted by law, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and (3) deliver, or cause to be delivered, to the Registrar for cancellation the Notes so accepted together with an Officer’s Certificate to the Registrar stating that such Notes or portions thereof have been tendered to and purchased by the Issuers.

The Senior Credit Facilities provide, and future Credit Facilities or other agreements relating to Indebtedness to which the Issuers become a party may provide, that certain change of control events (without requiring a Ratings Decline) with respect to the Issuers would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities or any such future Indebtedness, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities or such future Indebtedness. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities or such future Indebtedness, such default could result in amounts outstanding under our Senior Credit Facilities or such future Indebtedness being declared due and payable and cause a Receivables Facility to be wound-down.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required purchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature was a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness and liens on assets are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuers will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) in connection with or in contemplation of any Change of Control, it has made an offer to purchase (an “Alternate Offer”) any and all Notes validly tendered at a cash price equal to or higher than the change of control payment and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

If holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a change of control offer and the Issuer purchases all of the Notes held by such holders, we will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the change of control offer described above, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to 101% of the aggregate principal amount of the Notes redeemed plus accrued and unpaid interest, if any, thereon to the date of redemption, subject to the right of the holders of record on relevant record dates to receive interest due on an interest payment date.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuers to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to the Issuers’ obligations to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate, directly or indirectly, an Asset Sale, unless:

(1)	the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company as of the date of contractually agreeing to such Asset Sale, including as to the value of all non-cash consideration) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	except in the case of a Permitted Asset Swap, at least 75% of the aggregate consideration received by the Company or such Restricted Subsidiary, as the case may be, from such Asset Sale and all other Asset Sales since the date of the Existing Notes Indenture, on a cumulative basis, is in the form of (A) cash or Cash Equivalents or (B) properties and capital assets to be used by the Company or any Restricted Subsidiary in the business, or Capital Stock of a Person engaged in a Similar Business which becomes a Restricted Subsidiary of the Company, or any combination thereof; provided that the amount of:

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto or, if incurred or increased subsequent to the date of such balance sheet, such liabilities that would have been shown on the Company’s or such Restricted Subsidiary’s balance sheet or in the footnotes thereto if such incurrence or increase had taken place on the date of such balance sheet, as determined by the Company) of the Company or such Restricted Subsidiary, other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or liabilities to the extent owed to the Company or any Restricted Subsidiary of the Company, that are assumed by the transferee of any such assets and for which the Company or such Restricted Subsidiary has been validly released from further liability,

(b)	any securities, notes or other similar obligations, other than as set forth above in subclause (B) of this paragraph (2), received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c)	any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value determined by the Company, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $125.0 million and 2.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 365 days (540 days in the case of an Event of Loss) after the receipt of any Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to repay:

(a)	Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto to the extent required under the Senior Credit Facilities; or

(b)	Obligations under Senior Indebtedness that are secured by a Lien, which Lien is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto; or

(c)

Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto to the extent required by the terms thereof), provided that to the extent the Issuers reduce Obligations under Senior Indebtedness other than the Notes, the Issuers shall reduce their

Obligations under the Notes on a pro rata basis as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or offer to purchase Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

(d)	Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary; or

(2)	to make (a) an Investment in any one or more businesses, provided that if such business is not a Restricted Subsidiary, such Investment is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) an Investment in properties, (c) capital expenditures or (d) acquisitions of other assets, that, in each of clauses (a), (b), (c) and (d), are used or useful in a Similar Business or to replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clause (2) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from Asset Sales that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50.0 million, the Issuers will be required to make an offer to all Holders of the Notes and, if required or permitted or such earlier date if the Issuers so elect by the terms of any other Indebtedness that is pari passu with the Notes or any Guarantee (“Pari Passu Indebtedness”), to the holders of such Senior Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $50.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee and the Paying Agent. The Issuers may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 365 days or with respect to Excess Proceeds of $50.0 million or less.

To the extent that the aggregate principal amount of Notes and Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Registrar shall select the Notes to be purchased and the representatives for the holders of such other Pari Passu Indebtedness shall select such other Senior Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes and such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, will be governed by the provisions of the Indenture described under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” and not by the provisions of the Asset Sale covenant.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuers redeem less than all of the Notes issued by them at any time, the Registrar will select the Notes to be redeemed on a pro rata basis to the extent practicable or, if a pro rata basis is not practicable for any reason, by lot or such other similar method in accordance with the procedures of the DTC. No Notes of $2,000 or less can be redeemed in part.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid or otherwise delivered, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuers will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption, subject to the satisfaction of any conditions to an optional redemption. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

Termination of Certain Covenants when Notes Rated Investment Grade

Set forth below are summaries of certain covenants contained in the Indenture. If on any date (the “Suspension Date”) following the Issue Date (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Termination Event”) the covenants specifically listed under the following captions in this “Description of Notes” section of this prospectus are not applicable to the Notes (collectively, the “Terminated Covenants”):

(1)	“Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4)	clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5)	“—Transactions with Affiliates”; and

(6)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.”

If and while the Company and its Restricted Subsidiaries are not subject to the Terminated Covenants, the Holders of Notes will be entitled to substantially less covenant protection.

Notwithstanding the foregoing, after a Covenant Termination Event (a) to the extent a Permitted Lien refers to one or more Terminated Covenant, such covenant or definition will be interpreted as though such applicable Terminated Covenant(s) continued to be applicable following the Covenant Termination Event (but solely for purposes of the “—Liens covenant and the “Permitted Liens” definition) and (b) no Subsidiaries may be designated as Unrestricted Subsidiaries after the Covenant Termination Event.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(A)	declare or pay any dividend or make any payment or distribution on account of the Company’s, or any of its Restricted Subsidiaries’, Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(1)	dividends, payments or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or

(2)	dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities;

(B)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger or consolidation;

(C)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(1)	Indebtedness permitted under clauses (7) and (8) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2)	the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(D)	make any Restricted Investment

(all such payments and other actions set forth in clauses (A) through (D) above (other than any exception thereto contained in clauses (A) through (D)) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	immediately after giving effect to such transaction on a pro forma basis, the Issuers could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Original Notes Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9), (14) (to the extent not deducted in calculating Consolidated Net Income), (17), (18) and (19) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a)	50% of the aggregate Consolidated Net Income of the Company for the period (taken as one accounting period) beginning January 1, 2012 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such aggregate Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b)	100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Company since the Original Notes Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)	(A) Equity Interests of the Company (including Treasury Capital Stock (as defined below)), excluding cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received from the sale of:

(x)	Equity Interests to members of management, directors or consultants of the Company, any direct or indirect parent company of the Company and the Company’s Subsidiaries after the Original Notes Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y)	Designated Preferred Stock;

and (B) to the extent such net cash proceeds are actually contributed to the Company, Equity Interests of the Company’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii)	debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c)	100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property contributed to the capital of the Company following the Original Notes Issue Date other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (ii) contributions from a Restricted Subsidiary and (iii) any Excluded Contributions); plus

(d)	100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Issuers or any Restricted Subsidiary by means of:

(i)	the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after the Original Notes Issue Date; or

(ii)	the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) after the Original Notes Issue Date; plus

(e)	in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Original Notes Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (which, if the fair market value of such Investment shall exceed $100.0 million, shall be set forth in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)	the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Company or any Equity Interests of any direct or indirect parent company of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company or any direct or indirect parent company of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock and any Excluded Contributions) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends or distributions on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Company) in an aggregate amount per year no greater than the aggregate amount of dividends or distributions per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3)	the defeasance, redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company or a Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a)	the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b)	such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c)	such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired; and

(d)	such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired;

(4)	a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Company or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Company, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $60.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $80.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Original Notes Issue Date, to the extent the cash proceeds from the sale of such Equity Interests are not Excluded Contributions and have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b)	the cash proceeds of key man life insurance policies received by the Company or any Restricted Subsidiary after the Original Notes Issue Date; less

(c)	the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management of the Company, any of the Company’s direct or indirect parent companies or any of the Company’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries or any class or series of Preferred Stock of a Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a)	the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after the Original Notes Issue Date;

(b)

the declaration and payment of dividends or distributions to a direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than

Disqualified Stock) of such parent corporation issued after the Original Notes Issue Date, provided that the amount of dividends or distributions paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

(c)	the declaration and payment of dividends or distributions on Refunding Capital Stock that is Preferred Stock in excess of the dividends or distributions declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends or distributions on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7)	Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed the greater of $50.0 million and an amount equal to 2.0% of Total Assets at the time of making of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9)	the declaration and payment of dividends or distributions on the Company’s common stock (or the payment of dividends or distributions to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), of up to 6.0% per annum of the net cash proceeds received by or contributed to the Company in or from any public offering, other than public offerings with respect to the common stock of the Company or any of its direct or indirect parent companies registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10)	Restricted Payments that are made with Excluded Contributions;

(11)	other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed the greater of $125.0 million and 2.0% of Total Assets at the time made;

(12)	distributions or payments of Receivables Fees;

(13)	[reserved];

(14)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes validly tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15)	the declaration and payment of dividends or distributions by the Company or any of its Subsidiaries to, or the making of loans to, any direct or indirect parent entity, in amounts sufficient for any direct or indirect parent entity, in each case without duplication:

(a)	to pay franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b)	to make Tax Distributions;

(c)	to make Public Parent Distributions;

(d)	to pay customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(e)	to pay general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Company to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; or

(f)	to pay fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of such parent entity;

(16)	the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(17)	other Restricted Payments in an aggregate amount not to exceed $300.0 million solely to the extent that (a) the Consolidated Total Debt Ratio on the last day of each of the two consecutive most recently completed fiscal quarters for which internal financial statements are available at the time of such Restricted Payment is no greater than 2.0 to 1.0 and (b) after giving pro forma effect to such Restricted Payment the Consolidated Total Debt Ratio for the most recently completed fiscal quarter for which internal financial statements are available would be no greater than 2.0 to 1.0;

(18)	so long as the common stock of the Company or any of its parents remains listed on a national securities exchange or quoted on the Nasdaq Stock Market, other Restricted Payments not to exceed in any calendar year $75.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $100.0 million in any calendar year); and

(19)	payments in respect of Tax Receivable Agreement Payments;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11), (16), (17), (18) and (19), no Default shall have occurred and be continuing or would occur as a consequence thereof.

For the purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment or Investment (or a portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1) through (19) and/or one or more of the exceptions contained in the definition of “Permitted Investments,” or is permitted pursuant to the first paragraph of this covenant, the Company will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment or Investment (or portion thereof) among such clauses (1) through (19) and such first paragraph and/or one or more of the exceptions contained in the definition of “Permitted Investments,” in any manner that complies with this covenant.

Certain of the Company’s Subsidiaries are Unrestricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10), (11) or (17) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture and will not guarantee the Notes.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Company and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1)	the incurrence of Indebtedness under Credit Facilities by the Company or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to the greater of (a) $2,000.0 million and (b) the Borrowing Base;

(2)	the incurrence by the Company and any Guarantor of Indebtedness represented by the Notes (including any Guarantee) or Exchange Notes (other than any Additional Notes);

(3)	Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1), (2) and (23) after giving effect to the use of proceeds set forth in the offering memorandum);

(4)	Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Company or any of its Restricted Subsidiaries, in each case, for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, repair or improvement of property (real or personal), plant or equipment or other fixed or capital assets used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount, as at the date of such incurrence (including all Refinancing Indebtedness incurred to refinance any other Indebtedness, Disqualified Stock and/or Preferred Stock incurred pursuant to this clause (4)) not to exceed the greater of $125.0 million and 2.0% of Total Assets at the time incurred; provided, however, that such Indebtedness exists at the date of such purchase or other transaction or is incurred within 270 days thereafter;

(5)	Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6)

Indebtedness arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and the Restricted Subsidiaries in connection with such disposition;

(7)	Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not Finance Co. or a Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8)	Indebtedness of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary; provided that if a Guarantor or Finance Co. incurs such Indebtedness owing to a Restricted Subsidiary that is neither Finance Co. or a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Notes, in the case of Finance Co., or the Guarantee of the Notes, in the case of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(9)	shares of Preferred Stock of the Company or a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

(10)	Hedging Obligations (i) other than Hedging Obligations covered by clause (ii) below, in each case to the extent that they are intended to be economically appropriate to the reduction of risks in the conduct and management of the Company’s and its Restricted Subsidiaries’ business and (ii) related to interest rates so long as the notional principal amount of such Hedging Obligations at the time incurred does not exceed the aggregate principal amount of the Indebtedness to which such Hedging Obligations relate at such time, and unrealized losses or charges in respect of any such Hedging Obligations permitted under this clause (10);

(11)	obligations in respect of workers’ compensation claims, self-insurance obligations, performance, bid, appeal and surety bonds and completion guarantees or other similar bonds or obligations incurred or provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(12) (a)

Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary equal to 100% of (i) the net cash proceeds received by the Company since immediately after the Issue Date from (x) the issue or sale of Equity Interests of the Company or (y) cash contributed to the capital of the Company or (ii) in the case of issuances of Equity Interests of the Company as consideration for the acquisition of assets or other property, the fair market value of such assets or other property so acquired by the Company since immediately after the Issue Date (in each case, other than proceeds of an Excluded Contribution or from the issue or sale of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined, in the case of clause (i) above, in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to such clauses or pursuant to the second paragraph of “—Limitation on Restricted

Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1), (2) and (3) of the definition thereof) and, in the case of clause (ii) above, as determined by the Company in its reasonable judgment, and

(b)	Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Guarantor not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding including any Refinancing Indebtedness in respect thereof exceed the greater of $250.0 million and 4.0% of Total Assets at the time incurred or issued (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13)	Refinancing Indebtedness incurred in respect of any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (12)(a) above, this clause (13) and clause (14) below;

(14)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, that after giving effect to such acquisition or merger, either (a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or (b) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition or merger;

(15)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(16)	Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17) (a)	any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b)	any guarantee by a Restricted Subsidiary of Indebtedness of the Company; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18)	Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business;

(19)	Indebtedness issued by the Company or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(20)

Indebtedness of Foreign Subsidiaries of the Company incurred in an amount, not to exceed, at any one time outstanding and together with any other Indebtedness incurred under this clause (20) the sum of

(1) 90% of the book value of accounts of the Foreign Subsidiaries with respect to investment grade obligors plus (2) 85% of the book value of accounts of the Foreign Subsidiaries with respect to non-investment grade obligors; (3) 80% of the cost of hydrocarbon inventory of the Foreign Subsidiaries plus (4) 100% of cash and Cash Equivalents in deposit accounts of the Foreign Subsidiaries subject to a control agreement (it being understood that any Indebtedness incurred pursuant to this clause (20) shall cease to be deemed incurred or outstanding for purposes of this clause (20) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Foreign Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (20);

(21)	customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(22)	Indebtedness owed to banks and other financial institutions incurred in the ordinary course of business of the Company and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company and its Restricted Subsidiaries;

(23)	[Reserved];

(24)	Limited Recourse Purchase Money Indebtedness and any Refinancing Indebtedness in respect thereof;

(25)	to the extent constituting Indebtedness, obligations under any crude oil or other feedstock supply agreements, natural gas supply agreements, hydrogen supply agreements, any off-take agreements relating to Intermediate Products or refined products, including the J. Aron Inventory Intermediation Agreements, or any similar type of supply or offtake agreement on (i) the then prevailing market terms or (ii) terms substantially similar to such agreements or not materially more disadvantageous to the Holders, taken as a whole, compared to the terms of such agreements in effect on the Issue Date, taken as a whole, and including Refinancing Indebtedness in respect thereof;

(26)	Indebtedness incurred in connection with Environmental and Necessary Capex in an amount not to exceed the greater of $100.0 million and 2.0% of Total Assets (at the time incurred) at any time outstanding in the aggregate;

(27)	[reserved]; and

(28)	to the extent constituting Indebtedness, Indebtedness in respect of letters of credit issued (x) in connection with the purchase of crude oil or feedstock (including for the purchase of Saudi Oil) in the ordinary course of business and/or (y) pursuant to one or more letters of credit in connection with the purchase of foreign crude oil or feedstock:

For purposes of determining compliance with this covenant:

(1)	in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (28) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided, that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2)	at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends or distributions, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends or distributions in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuers will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is expressly subordinated or junior in right of payment to any other Indebtedness of the Issuers or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuers or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuers will not, and the Company will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Issuers or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1)	in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2)	in all other cases, the Notes or the Guarantees are equally and ratably secured;

except that the foregoing shall not apply to (a) Liens on the assets securing the Credit Facilities (on the Issue Date after giving effect to the issuance of the Notes and use of proceeds therefrom), securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (including, after a Covenant Termination Event, Indebtedness of the type and in the amounts specified under such clause), and (b) Liens securing Indebtedness in an aggregate principal amount such that, at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 1.50 to 1.0.

Merger, Consolidation or Sale of All or Substantially All Assets

The Company

The Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)	the Company is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of the Company or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided, that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2)	the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Notes pursuant to supplemental indentures, in the form attached to the Indenture;

(3)	immediately after such transaction, no Default exists;

(4)	immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a)	the Company or the Successor Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b)	the Fixed Charge Coverage Ratio for the Company (or, if applicable, the Successor Company) and its Restricted Subsidiaries would be equal to or greater than the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5)	each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the third succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement; and

(6)	the Company (or, if applicable, the Successor Company) shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Company, as the case may be, under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1)	any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Company, and

(2)	the Company may merge with an Affiliate of the Company, as the case may be, solely for the purpose of incorporating or reincorporating the Company in any state of the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

The Guarantors

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Company will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a)	such Guarantor is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b)	the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or in the form attached to the Indenture;

(c)	immediately after such transaction, no Default exists; and

(d)	the Company shall have delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2)	other than after a Covenant Termination Event, the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or either Issuer, (ii) merge with an Affiliate of the Company solely for the purpose of incorporating or reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuers and its Restricted Subsidiaries is not increased thereby, or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

Finance Co.

Finance Co. may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not Finance Co. is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of Finance Co.’s properties or assets, in one or more related transactions, to any Person unless:

(a)	concurrently therewith, a corporate Wholly Owned Restricted Subsidiary of the Company organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (which may be the continuing Person as a result of such transaction) expressly assumes all the obligations of Finance Co. under the Notes, pursuant to supplemental indentures in the form attached to the Indenture; or

(b)	after giving effect thereto, at least one obligor on the Notes shall be a corporation organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

(c)	immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

(d)	Finance Co. shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $50.0 million, unless:

(1)	such Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2)	the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $80.0 million, a resolution adopted by the majority of the board of directors of the Company approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Company or any of its Restricted Subsidiaries, or an entity that becomes a Restricted Subsidiary as a result of such transaction, and any merger, consolidation or amalgamation of the Company and any Parent Entity; provided that such merger, consolidation or amalgamation of the Company is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and in the definition of “Permitted Investments”;

(3)	[reserved];

(4)	the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, current or former officers, directors, employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5)	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6)	any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such

(7)	amendment is not disadvantageous, in the good faith judgment of the Company, in any material respect to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(8)	the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(9)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(A)	the issuance or sale of Equity Interests (other than Disqualified Stock) of the Company to any director, officer, employee or consultant (or their respective estates, trusts, investment funds, investment vehicles or immediate family members) of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries, or (B) any contribution to the equity capital of the Company;

(10)	sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(11)	[reserved];

(12)	transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such Person;

(13)	corporate sharing arrangements with MLP Subsidiaries with respect to general overhead and other administrative matters;

(14)	any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction; provided that such transaction was not entered into in contemplation of such acquisition, merger or consolidation; and

(15)	payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, equity incentive plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Company in good faith.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)	(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b)	pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions (in each case) will not apply to encumbrances or restrictions existing under or by reason of:

(a)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities, the Existing Notes, any Hedge Agreements, and any related documentation;

(b)	the Indenture and the Notes and the Guarantees;

(c)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d)	applicable law or any applicable rule, regulation or order;

(e)	any agreement or other instrument of a Person acquired by the Company or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or the property or assets so assumed;

(f)	contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g)	Secured Indebtedness or any Permitted Liens otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i)	other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j)	customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

(k)	customary provisions contained in leases, licenses or similar agreements, including with respect to intellectual property, and other agreements, in each case, entered into in the ordinary course of business;

(l)	any crude oil or other feedstock supply agreements, natural gas supply agreements, any offtake agreements relating to Intermediate Products or refined products or any similar agreements or arrangements, including the J. Aron Inventory Intermediation Agreements, in each case, that impose restrictions of the nature described in clause (3) above on the property so acquired or disposed;

(m)	restrictions created in connection with any Receivables Facility that, in the good faith determination of the Company, are necessary or advisable to effect such Receivables Facility; and

(n)	any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (m) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Company will not permit any of its Wholly Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor, Finance Co. or a Foreign Subsidiary, to guarantee the payment of (x) prior to a Covenant Termination Event, any Indebtedness or (y) after a Covenant Termination Event, the Existing Notes of the Issuers or any other Guarantor unless:

(1)	such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that prior to a Covenant Termination Event with respect to a guarantee of Indebtedness of the Company or any Guarantor:

(a)	if the Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

(b)	if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

(2)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Limitations on Activities of Finance Co.

Finance Co. may not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than (1) the issuance of its Equity Interests to the Company or any Wholly-Owned Restricted Subsidiary of the Company, (2) the incurrence of Indebtedness as a co-obligor or guarantor, as the case may be, of the Notes and any other Indebtedness that is permitted to be incurred by the Company under the covenant described under “—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that the net proceeds of such Indebtedness are not retained by Finance Co., and (3) activities incidental thereto. Accordingly, you should not expect the Finance Co. to participate in servicing the principal and interest obligations on the Notes. Neither the Company nor any Restricted Subsidiary shall engage in any transactions with Finance Co. in violation of the first sentence of this paragraph. At any time when the Company or a Successor Company is a corporation, Finance Co. may consolidate or merge with or into the Company or any Restricted Subsidiary.

Reports and Other Information

The Indenture provides that for so long as any Notes are outstanding, unless the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and otherwise complies with such reporting requirements, the Company must provide without cost in electronic format to the Trustee and the Holders:

(1)	within 45 days of the end of any fiscal quarter (other than any fiscal quarter end that coincides with the end of a fiscal year), all quarterly and, within 90 days of the end of any fiscal year, annual financial statements (including footnote disclosure) that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, as applicable, if the Company were required to file these Forms, and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)

within 15 Business Days (or such longer time if permitted under Form 8-K) after the occurrence of an event required to be therein reported, all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file these reports to the extent such reports relate to the occurrence of any event which would require an 8-K to be filed (except to the extent the Company reasonably and in good faith determines that such an event is not material in any respect to the Holders of the Notes) pursuant to the following Items set forth in the instruction to Form 8-K: (i) Item 1.01 Entry into a Material Definitive Agreement; (ii) Item 1.02 Termination of a Material Definitive Agreement; (iii) Item 1.03 Bankruptcy or Receivership, (iv) Item 2.01 Completion of Acquisition or Disposition, (v) Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off Balance Sheet Arrangement, (vi) Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement, (vii) Item 2.05 Costs Associated with Exit or Disposal Activities, (viii) Item 2.06 Material Impairment, (ix) Item 4.01 Change in Certifying Accountant, (x) Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, (xi) Item 5.01 Change in Control, (xii) Item 5.02 (a), (b), (c)(1) and (d)(1)-(3) Departure of Director or Certain Officers; Election of Directors; Appointment of Certain Officers (it being understood that executive compensation matters need not be disclosed) and (xiii) Item 9.01 (a) and (b) Financial Statements and Exhibits (it being understood that exhibits need not otherwise be disclosed or provided);

provided, however, that (A) reports provided pursuant to clauses (1) and (2) shall not be required to comply with (i) Sections 302 (Corporate Responsibility for Financial Reports) or 404 (Management Assessment of Internal Controls) of the Sarbanes-Oxley Act of 2002, and Items 307 (Disclosure Controls and Procedures), 308 (Internal Control Over Financial Reporting) and 402 (Executive Compensation) of Regulation S-K; or (ii) Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any non-U.S. GAAP financial measures contained therein, (B) reports and information provided pursuant to clauses (1) and (2) shall not be required to be accompanied by any exhibits other than financial statements of businesses acquired or credit agreements, notes or other material debt instruments, and (C) the contents of any reports provided pursuant to clauses (1) and (2) shall be limited in scope to the type of disclosure set forth in the offering memorandum.

The Company will deliver with each report referred to in clause (1) above, a schedule eliminating Unrestricted Subsidiaries and reconciling the same to the financial statements in such report.

The Company and the Guarantors also agreed that, for so long as any Notes remain outstanding, the Company will furnish to the Holders of the Notes and upon their request, to prospective investors and securities analysts, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The Company will:

(1)	hold a quarterly conference call to discuss the information contained in the annual and quarterly reports required under clause (1) of the first paragraph of this covenant (the “Financial Reports”) not later than ten business days from the time the Company furnishes such reports to the Trustee;

(2)	no fewer than three business days prior to the date of the conference call required to be held in accordance with clause (1) above, issue a press release to the appropriate U.S. wire services announcing the time and date of such conference call and directing the beneficial owners of, and prospective investors in, the Notes and securities analysts with respect to debt securities and associated with a nationally recognized financial institution (“Securities Analysts”) to contact an individual at the Company (for whom contact information shall be provided in such press release) to obtain the Financial Reports and information on how to access such conference call; and

(3)

(A) (x) maintain a private website to which beneficial owners of, and prospective investors in, the Notes and Securities Analysts are given access promptly after the request of the Company and to which the reports required by this covenant are posted along with, as applicable, details on the time and date of the conference call required by clause (1) of this paragraph and information on how to access that conference call and (y) distribute via electronic mail such reports and conference call details to beneficial owners of, and prospective investors in, the Notes and Securities Analysts who request to receive such distributions or (B) file such reports electronically with the SEC through its Electronic Data Gathering, Analysis and Retrieval System (or any successor system).

In the event that any direct or indirect parent company of the Company becomes a guarantor of the Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

Events of Default

The Indenture provides that each of the following is an “Event of Default”:

(1)	default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2)	default for 30 days or more in the payment when due of interest on or with respect to the Notes;

(3)	failure by either Issuer or any Restricted Subsidiary for 30 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of outstanding Notes to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales”;

(4)	failure by either Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) through (3) above) contained in the Indenture or the Notes;

(5)	default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a)	such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b)	the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $100.0 million or more at any one time outstanding;

(6)	failure by any Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $100.0 million (other than any judgments covered by indemnities from indemnitors with corporate Investment Grade Ratings or covered, directly or indirectly, by insurance policies issued by reputable and creditworthy insurance companies as determined in good faith by the Company, in each case so long as such indemnitor or insurance company has been provided notice of the judgment and has not in writing disputed responsibility therefor or disclaimed coverage) which judgments are not paid, discharged or stayed for a period of more than 60 days after such judgments have become final and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(7)	certain events of bankruptcy or insolvency with respect to any Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary); or

(8)	the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If an Event of Default (other than of a type specified in clause (7) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% of the principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (7) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the judgment of the Trustee acceleration is not in the interest of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee (with a copy to the Paying Agent) may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder) and rescind any acceleration and its consequences with respect to the Notes, provided such rescission would not conflict with any judgment of a court of competent jurisdiction. In the event of any Event of Default specified in clause (5) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1)	the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2)	holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3)	the default that is the basis for such Event of Default has been cured.

In case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee (with a copy to the Paying Agent) notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

(3)	Holders of the Notes have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default, unless such Default has been cured before the end of such five Business Day period.

No Personal Liability of Directors, Officers, Employees and Stockholders

None of the Issuers’ directors, officers, employees, incorporators or stockholders or any of our Restricted Subsidiaries, as such, will have any liability for any of the Issuers’ obligations under the Notes, the Guarantees, the Indenture, or of any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuers and the Guarantors under the Indenture, the Notes and the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuers may, at their option and at any time, elect to have all of its obligations discharged with respect to the Notes and have the Issuers and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1)	the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2)	the Issuers’ obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, the Paying Agent, the Registrar and the Transfer Agent, and the Issuers’ obligations in connection therewith;

(4)	the Legal Defeasance provisions of the Indenture; and

(5)	the optional redemption provisions of the Indenture to the extent that Legal Defeasance is to be effected together with a redemption.

In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1)	the Issuers must irrevocably deposit with the Paying Agent, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuers must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee (with a copy to the Paying Agent) an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee (with a copy to the Paying Agent) an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, any of the Issuers or any Guarantor is a party or by which any of the Issuers or any Guarantor is bound (other than that resulting, with respect to any Indebtedness being defeased, from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

(6)	the Issuers shall have delivered to the Trustee (with a copy to the Paying Agent) an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, including, that no intervening bankruptcy of the Issuers between the date of deposit and the 91st day following the deposit and assuming that no holder is an “insider” of the Issuers under the applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7)	the Issuers shall have delivered to the Trustee (with a copy to the Paying Agent) an Officer’s Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or any Guarantor or others; and

(8)	the Issuers shall have delivered to the Trustee (with a copy to the Paying Agent) an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1)	all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust, have been delivered to the Registrar for cancellation; or

(2) (a)	all Notes not theretofore delivered to the Registrar for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Registrar for the giving of notice of redemption by the Registrar in the name, and at the expense, of the Issuers and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the Paying Agent as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Registrar for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c)	the Issuers have paid or caused to be paid all sums payable by them under the Indenture and not provided for by the deposit required by clause 2(b) above; and

(d)	the Issuers have delivered irrevocable instructions to the Paying Agent to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee (with a copy to the Paying Agent) stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuers or their Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1)	reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5)	make any Note payable in money other than that stated therein;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7)	make any change in these amendment and waiver provisions;

(8)	impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9)	make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(10)	except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee (upon the Trustee’s receipt of an Officer’s Certificate and an Opinion of Counsel acceptable to it) may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency; provided such cure does not adversely affect any Note Holder;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to comply with the covenant relating to mergers, consolidations and sales of assets;

(4)	to provide for the assumption of the Issuers’ or any Guarantor’s obligations to the Holders;

(5)	to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6)	to add covenants for the benefit of the Holders or to surrender any right or power conferred upon any Issuer or any Guarantor;

(7)	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8)	to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9)	to add a Guarantor under the Indenture;

(10)	to mortgage, pledge, hypothecate or grant any Lien for the benefit of the Holders of the Notes, as security for the payment and performance of all or any portion of the Obligations under the Notes, in any property or assets;

(11)	to release a Guarantor from its Guarantee when permitted or required by the Indenture;

(12)	to conform the text of the Indenture, the Guarantees or the Notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or Notes; or

(13)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

The Trustee

The Indenture and the provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of any Issuer, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Issuers or any Affiliate; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict within 90 days, or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For the avoidance of doubt, members of the Company’s board of directors or management shall be deemed Affiliates of the Company.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1)	1.0% of the principal amount of such Note; and

(2)	the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at June 15, 2020 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Note through June 15, 2020 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Aramco” means Saudi Arabian Oil Company, a company with limited liability (organized under the laws of the Kingdom of Saudi Arabia).

“Asset Sale” means:

(1)	the sale, conveyance, lease, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions;

in each case, other than:

(1)	any disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out equipment in the ordinary course of business or otherwise unsuitable or unnecessary for use in the Company’s or its Subsidiaries’ business or any disposition of inventory or goods (or other assets) no longer used in the ordinary course of business, or any disposition of property in connection with scheduled turnarounds, maintenance and equipment and facility updates;

(2)	the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(3)	the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments” or any Permitted Investment;

(4)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $75.0 million;

(5)	any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to another Restricted Subsidiary of the Company;

(6)	to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(7)	the lease, assignment or sub-lease of any real or personal property in the ordinary course of business or any lease of real property in connection with development of a hydrogen facility;

(8)	any issuance or disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(9)	Events of Loss, but solely with respect to the requirements under clauses (1) and (2) of the first paragraph described under “Repurchase at the Option of Holders—Asset Sales”, or the granting of Liens not prohibited by the Indenture;

(10)	sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(11)	the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(12)	the disposition of any property or assets after the Issue Date in connection with any financing transaction, including Sale and Leaseback Transactions, asset securitizations and/or synthetic leases not prohibited by the Indenture;

(13)	(i) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis, or (ii) the abandonment of intellectual property rights in the ordinary course of business, which are no longer useful to the conduct of the business of the Company and its Restricted Subsidiaries taken as a whole, as determined in good faith by the Company;

(14)	any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

(15)	(i) any sale of hydrocarbons or other products (including crude oil, Intermediate Products and refined products) by the Company or its Restricted Subsidiaries, in each case in the ordinary course of business, and (ii) any trade or exchange by the Company or any Restricted Subsidiary of any hydrocarbons or other products (including crude oil, Intermediate Products and refined products) for similar products owned or held by another Person in the ordinary course of business; provided that the fair market value of the properties traded or exchanged by the Company or any Restricted Subsidiary is reasonably equivalent, in the aggregate for any transaction or series of related transactions, to the fair market value of the properties to be received by the Company or Restricted Subsidiary (as determined in good faith by the Company or, in the case of a trade or exchange by a Restricted Subsidiary, that Restricted Subsidiary);

(16)	sales of precious metal owned by the Company or any of its Restricted Subsidiaries in the ordinary course of business or in connection with any financing transaction in the form of a Sale and Leaseback Transaction;

(17)	unwinding of any Hedging Obligations of the type permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(18)	disposition of investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(19)	Permitted MLP Dispositions; and

(20)	the sale and transfer of certain assets of Delaware City constituting the gasifier unit and related assets.

“Asset Sale Offer” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“board of directors” means with respect to a corporation, the board of directors of the corporation, and with respect to any other Person, the board or committee of such Person, or board of directors of the general partner or general manager of such Person serving a similar function.

“Borrowing Base” means, with respect to borrowings under the Senior Credit Facilities and any amendment to and/or modification or replacement of the foregoing in the form of an asset-based credit facility, in each case with lenders that include commercial banks regulated by the U.S. Office of the Comptroller of the Currency, the maximum amount determined or re-determined by the lenders thereunder as the aggregate lending value to be ascribed to the assets of the Company and its Restricted Subsidiaries against which such lenders are prepared to provide loans, letters of credit or other Indebtedness to the credit parties, using customary practices and standards for determining asset-based borrowing base loans and which are generally applied to borrowers in Similar Businesses by commercial lenders, as determined on such other occasions as may be required or provided for therein.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.

“Captive Insurance Subsidiary” means any Subsidiary of the Company that is an authorized insurer under the laws of its jurisdiction of organization.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	euro, or any national currency of any participating member state of the EMU; and local currencies held by the Company and its Restricted Subsidiaries from time to time in the ordinary course of business;

(3)	securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $250.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5)	repurchase obligations for underlying securities of the types described in clauses (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof and Indebtedness or Preferred Stock issued by a Person with a rating of “A” or higher by S&P or “A2” or higher by Moody’s with maturities of 24 months or less from the date of acquisition thereof;

(7)	marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8)	investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9)	marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition thereof;

(10)	Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition thereof;

(11)	Investments with average maturities of 24 months or less from the date of acquisition thereof in money market funds rated AAA-(or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s;

(12)	securities issued or directly and fully guaranteed by the sovereign nation or any agency thereof (provided that the full faith and credit of such sovereign nation is pledged in support thereof) in which the Company or any of its Restricted Subsidiaries is organized or is conducting business having maturities of not more than one year from the date of acquisition thereof; and

(13)	investments of the type and maturity described above of foreign obligors, which investments or obligors satisfy the requirements and have ratings described in such clauses and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction and not for speculative purposes.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Certain Hydrocarbon Assets” means crude oil, feedstock, indigenous feedstock and other hydrocarbon inventory of the same type sold to the Company or any of its Subsidiaries by Statoil and/or its Affiliates and all proceeds of such crude oil, feedstock, indigenous feedstock or other hydrocarbon inventory of the same type (it being understood and agreed that immediately upon any payment in cash to the Company or any of its Subsidiaries in respect of such crude oil, feedstock or other hydrocarbon inventory of the same type, such proceeds shall cease to be “Certain Hydrocarbon Assets”). For the avoidance of doubt, Certain Hydrocarbon Assets shall not include Intermediate Products.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person or Persons; or

(2)

the consummation of any transaction (including any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting stock of the Company or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Company;

provided, however, that a transaction in which the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (a) the shareholders of the Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding voting stock of the Company, immediately following the consummation of such transaction and (b) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding voting stock of the Company.

“CIS Dispositions” means any sale, lease, conveyance or other disposition of properties or assets by the Company or any of its Restricted Subsidiaries to any Captive Insurance Subsidiary.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, debt issuance costs, commissions and fees and expenses of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than or greater than par, as applicable, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (t) the accretion or any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (u) penalties and interest relating to taxes, (v) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (w) any expensing of bridge, commitment and other financing fees, (x) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility, (y) any accretion or accrued interest of discounted liabilities) and (z) the interest component of hydrogen supply agreements at Delaware City; plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1)	any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to acquisitions to the extent incurred on or prior to the Issue Date), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2)	the cumulative effect of a change in accounting principles or as a result of the adoption or modification of accounting principles during such period shall be excluded,

(3)	any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

(4)	any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded,

(5)	the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6)	solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided, that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7)	effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the inventory, property and equipment, software, goodwill, other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8)	any after-tax effect of income (loss) from the early extinguishment of (i) Indebtedness, (ii) Hedging Obligations or (iii) other derivative instruments shall be excluded,

(9)	any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets or investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10)	any non-cash compensation charge or expense, including any such charge arising from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, shall be excluded,

(11)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness,

issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(12)	accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established as a result of any acquisitions consummated prior to the Issue Date in accordance with GAAP shall be excluded, and

(13)	the amount of Tax Distributions and Public Parent Distributions dividended or distributed shall reduce Consolidated Net Income to the extent not already reducing such Net Income.

In addition, to the extent not already included in the Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from (i) business interruption insurance (so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent denied by the applicable carrier in writing within 180 days or not so reimbursed within 365 days)) and (ii) reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) of the first paragraph thereof.

“Consolidated Secured Debt Ratio” means as of any date of determination, the ratio of (1) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Company’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (but excluding, (i) for the avoidance of doubt, all obligations relating to Receivables Facilities and (ii) payment obligations relating to hydrogen supply agreements at Delaware City) and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company.

“Consolidated Total Debt Ratio” means as of any date of determination, the ratio of (1) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Company’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds

(a)	for the purchase or payment of any such primary obligation, or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, factoring programs, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Delaware City” means Delaware City Refining Company LLC, a Delaware limited liability company.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated

Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Company or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1)	increased (without duplication) by the following:

(a)	provision for taxes based on income or profits or capital gains, including, without limitation, state, franchise and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(b)	Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1)(t) through (z) thereof to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d)	any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof or an amendment, modification or waiver thereto) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e)	the amount of any restructuring charges, integration costs or other business optimization expenses or reserves deducted (and not added back) in such period in computing Consolidated Net Income,

including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

(f)	any other non-cash charges (including any write-offs or write downs, any non-cash change in market value of inventory or inventory repurchase obligations or any non-cash deferral of gross profit on finished product sales) reducing Consolidated Net Income for such period (provided, that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g)	the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h)	[reserved];

(i)	the amount of net cost savings projected by the Company in good faith to be realized as a result of specified actions taken or initiated during or prior to such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided, that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions have been or are taken no later than 24 months after the Issue Date and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $50.0 million (prior to giving effect to such addbacks) for any four consecutive quarter period (which adjustments may be incremental to pro forma cost savings adjustments made pursuant to the definition of “Fixed Charge Coverage Ratio”); plus

(j)	the amount of loss or discount on sale of Receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility to the extent deducted (and not added back) in such period in computing Consolidated Net Income; plus

(k)	any net loss from disposed or discontinued operations to the extent deducted (and not added back) in such period in computing Consolidated Net Income; plus

(l)	the amount of expenses, charges or losses with respect to liability or casualty events to the extent deducted (and not added back) in such period in computing Consolidated Net Income and to the extent (i) covered by insurance and actually reimbursed (other than proceeds received from business interruption insurance to the extent already included in the Consolidated Net Income of such Person) or (ii) so long as a determination has been made in good faith by the Company that a reasonable basis exists that such amount shall in fact be reimbursed by an insurer that has a rating of at least “A” or higher by S&P or “A2” or higher by Moody’s to the extent it is (x) not denied by the applicable carrier (without any right of appeal thereof) within 180 days (with a deduction in the applicable future period for any amount so added back to the extent denied within such 180 days) and (y) in fact reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days); plus

(m)	any costs or expenses incurred by the Company or a Restricted Subsidiary to the extent deducted (and not added back) in such period in computing Consolidated Net Income pursuant to any management equity plan or equity incentive plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”;

(2)	decreased by (without duplication) (a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period and (b) any net income from disposed or discontinued operations;

(3)	increased or decreased by (without duplication):

(a)	any unrealized net loss or gain included in Consolidated Net Income resulting in such period from Hedging Obligations and the application of Financial Accounting Standards Codification No. 815—Derivatives and Hedging; plus or minus, as applicable, and

(b)	any net loss or gain resulting in such period from currency translation losses or gains related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk and revaluations of intercompany balances);

(4)	increased or decreased by (without duplication), as applicable, any adjustments resulting from the application of Financial Accounting Standards Codification No. 460—Guarantees; and

(5)	increased or decreased by (without duplication) any change in fair value of any catalyst lease obligations.

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Environmental and Necessary Capex” means capital expenditures to the extent deemed reasonably necessary, as determined by the Company, in good faith and pursuant to prudent judgment, that are required by applicable law (including to comply with environmental laws or permits) or are undertaken for environmental, health and safety reasons.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock (or equivalent equity interests) or Preferred Stock of the Company or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1)	public offerings with respect to the Company’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2)	issuances to any Subsidiary of the Company; and

(3)	any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Event of Loss” means, with respect to any property or asset of the Company or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss or (b) the confiscation, condemnation or requisition of title to such property or asset by any government or instrumentality or agency thereof. An “Event of Loss” shall be deemed to occur as of the date of the insurance settlement, confiscation, condemnation or requisition of title, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Company or to any management equity plan or stock incentive plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case after the Issue Date and designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Existing Notes” means the $500.0 million aggregate principal amount of 7.00% Senior Notes due 2023 of the Issuers.

“Existing Notes Indenture” means the indenture, dated November 24, 2015, (as amended or supplemented from time to time), governing the Existing Notes.

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Company in good faith; provided that if the fair market value is equal to or exceeds $25.0 million, such determination shall be made by the board of directors of the Company in good faith.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate. Any such pro forma calculation may include (1) any adjustments calculated in accordance with Regulation S-X under the Securities Act, (2) any adjustments calculated to give effect to any Pro Forma Cost Savings and/or (3) any adjustments used in connection with the calculation of “Adjusted EBITDA” as set forth under the caption “Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data—EBITDA and Adjusted EBITDA” in the offering memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such period;

(2)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“Government Securities” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the Issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by each Guarantor of the Issuers’ Obligations under the Indenture.

“Guarantor” means each Restricted Subsidiary that guarantees the Notes in accordance with the terms of the Indenture and its successors and assigns, until released from its obligations under its Guarantee in accordance with the terms of the Indenture.

“Hedge Agreements” means:

(1)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping interest rate risk either generally or under specific contingencies;

(2)	foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping foreign currency exchange rate risk either generally or under specific contingencies;

(3)	commodity swap agreements, commodity cap agreements or commodity collar agreements designed for the purpose of fixing, hedging, mitigating or swapping commodity risk either generally or under specific contingencies;

(4)	any swap, cap, collar, floor, put, call, option, future, other derivative, spot purchase or sale, forward purchase or sale, supply or off-take, transportation agreement, storage agreement or other commercial or trading agreement in or involving crude oil, natural gas, ethanol, biofuels or electricity any feedstock, blendstock, intermediate product, finished product, refined product or other hydrocarbons product, or any other energy, weather or emissions related commodity (including any crack spread), or any prices or price indexes relating to any of the foregoing commodities, or any economic index or measure of economic risk or value, or other benchmark against which payments or deliveries are to be made (including any combination of such transactions), in each case that is designed for the purpose of fixing, hedging, mitigating or swapping risk relating to such commodities either generally or under specific contingencies; and

(5)	any other hedging agreement or other arrangement, in each case that is designed to provide protection against fluctuations in the price of crude oil, gasoline, other refined products or natural gas or any adverse change in the creditworthiness of any counterparty.

“Hedging Obligations” means any and all Indebtedness, debts, liabilities and other obligations, howsoever arising, of the Company and/or any Guarantor to the counterparties under the Hedge Agreements of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, under the Hedge Agreements and all other obligations owed by the Company and the Guarantors to the counterparties under the Hedge Agreements, including any guarantee obligations in respect thereof.

“Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1)	any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c)	representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes an accrued expense or trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid 30 days after becoming due and payable; or

(d)	representing the net amount due under any Hedging Obligations;

in each case in this clause (1), if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3)	to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, but only to the extent of the lesser of (x) the fair market value of the assets subject to such Lien and (y) the amount of such Indebtedness;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations; (b) obligations under or in respect of (i) the J. Aron Inventory Intermediation Agreements or (ii) Receivables Facilities; (c) deferred or prepaid revenues; (d) non-compete or consulting obligations incurred in connection with any acquisition; (e) reserves for deferred income taxes; (f) obligations with respect to prepayments received in the ordinary course of business under operating agreements, development agreements, offtake agreements or similar arrangements and (g) any obligations in respect of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential) with respect thereto to the extent of cash and cash equivalents set aside therefor.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Intermediate Products” means hydrocarbons intermediate products and blendstocks. For the avoidance of doubt, Intermediate Products shall not include Certain Hydrocarbon Assets.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB-(or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers or suppliers, endorsements of negotiable instruments and documents, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business, and any Hedging Obligations), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a)	the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(b)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Company or a Restricted Subsidiary in respect of such Investment.

“Issue Date” means May 30, 2017, the date of original issuance of the Notes under the Indenture.

“Issuers” has the meaning set forth in the first paragraph under “General.”

“J. Aron Inventory Intermediation Agreements” means each of those certain (i) Inventory Intermediation Agreement dated as of May 29, 2015 (as amended) between J. Aron & Company and PBF Holding Company LLC and Paulsboro Refining Company LLC, and (ii) Inventory Intermediation Agreement dated as of May 29, 2015 (as amended) between J. Aron & Company and PBF Holding Company LLC and Delaware City Refining Company LLC, as each such agreement may be replaced, superseded, amended (including as to changes of counterparty), modified or supplemented from time to time.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Limited Recourse Purchase Money Indebtedness” means Indebtedness (including Capitalized Lease Obligations) of the Company or any of our Restricted Subsidiaries (a) that is incurred to finance the purchase, construction, design, engineering procurement or management, or capital improvement of any capital assets prior to or no later than 90 days of such purchase or commencement of construction or capital improvement, (b) that has an aggregate principal amount not in excess of 100% of the purchase, construction or capital improvement cost, (c) where the lenders or holders of such Indebtedness have no recourse to the Company or any of the Restricted Subsidiaries except to the capital assets, construction or capital improvement (provided that the Company may provide unsecured guarantees at any time outstanding of up to the greater of $250.0 million and an amount equal to 4.0% of Total Assets (at the time incurred) aggregate principal amount of such Indebtedness of the Restricted Subsidiaries), and (d) that is not used to purchase a Person or assets in connection with the purchase of a Person.

“MLP” means a master limited partnership.

“MLP GP” means (i) the general partner of a MLP and (ii) any direct or indirect Subsidiary of the Company that controls or otherwise owns an interest in the general partner of an MLP.

“MLP Subsidiary” means a Subsidiary of the Company that (i) is a MLP or a MLP GP, and (ii) each Subsidiary of the foregoing.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or distributions.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, including all Hedging Obligations payable under the documentation governing any Indebtedness, including any Hedge Agreements.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of any Issuer.

“Officer’s Certificate” means a certificate signed on behalf of any Issuer by an Officer of any Issuer or on behalf of a Guarantor by an Officer of such Guarantor, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of each of the Issuers, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers or the Trustee.

“Original Notes Issue Date” means February 9, 2012.

“Paulsboro” means Paulsboro Refining Company LLC (f/k/a Valero Refining Company—New Jersey, a Delaware corporation), a Delaware limited liability company.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its

Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

“Permitted CIS Dispositions” means any CIS Disposition so long as the aggregate fair market value of all such assets that are the subject of CIS Dispositions does not exceed $40.0 million.

“Permitted Investments” means:

(1)	any Investment in the Company or any of its Restricted Subsidiaries;

(2)	any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged (directly or through entities that will be Restricted Subsidiaries) in a Similar Business if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4)	any Investment in securities or other assets, including earnouts, not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date;

(6)	any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a)	in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Issuers of such other Investment or accounts receivable; or

(b)	as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)	Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8)	any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed the greater of (x) $100.0 million and (y) 4.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9)	Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Company, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitation on Restricted Payments”;

(10)	guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (8) of such paragraph);

(12)	Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13)	additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of $100.0 million and 4.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (13) is made in any Person that is not the Company or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Company or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (13) for so long as such Person continues to be the Company or a Restricted Subsidiary;

(14)	Investments relating to a Receivables Subsidiary that, in the good faith determination of the Company are necessary or advisable to effect any Receivables Facility or any repurchase in connection therewith;

(15)	advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

(16)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Company or any direct or indirect parent company thereof;

(17)	advances, loans or extensions of trade credit in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(18)	any Investment in a Captive Insurance Subsidiary; provided that any such Investment results from a Permitted CIS Disposition; and

(19)	any Investment in a MLP Subsidiary; provided that any such Investment results from a Permitted MLP Disposition.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2)	inchoate Liens and Liens imposed by law, such as carriers’, warehousemen’s, materialmen’s, landlords’, workmen’s, suppliers’, repairmens’ and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3)	Liens for taxes, assessments or other governmental charges or levies not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4)	Liens in favor of Issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, environmental regulation, entitlement or other land use, or other restrictions or limitations as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness permitted to be incurred pursuant to clauses (4), (12), (20), (24) and (28) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (a) Liens securing Indebtedness permitted to be incurred pursuant to clause (20) extend only to assets of Foreign Subsidiaries and (b) Liens securing Indebtedness permitted to be incurred pursuant to clauses (24) and (28) extend only to the assets so financed or purchased (and customary ancillary assets);

(7)	Liens existing on the Issue Date;

(8)	Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property or assets owned by the Company or any of its Restricted Subsidiaries;

(9)	Liens on property or other assets at the time the Company or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	Liens securing Hedging Obligations permitted under clause (10) of the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(12)	Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of documentary letters of credit, bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases, subleases, licenses or sublicenses (including of intellectual property) granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business, consignment of goods or the J. Aron Inventory Intermediation Agreements or similar intermediation agreements;

(15)	Liens in favor of any Issuer or any Guarantor;

(16)	Liens on equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business to the Company’s clients;

(17)	Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (7), (8), (9), (27), (28) and (29) of this definition; provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (27), (28) and (29) of this definition at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums related to such refinancing, refunding, extension, renewal or replacement;

(19)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(20)	Liens arising out of judgments, attachments or awards for the payment of money not constituting an Event of Default under clause (6) under the caption “Events of Default” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(21)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(22)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(23)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(24)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(25)	Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(26)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Subsidiaries in the ordinary course of business;

(27)	Liens on crude oil, Intermediate Products and refined products under any crude oil or other feedstock supply agreements, and assets under natural gas supply agreements, offtake agreements or similar agreements or arrangements of the type described in clause (25) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (whether or not the obligations under such agreements or arrangements constitute Indebtedness) including Liens (a) [reserved], (b) on Certain Hydrocarbon Assets (including Certain Hydrocarbon Assets in the possession Statoil or its Affiliates) in favor of Statoil, its Affiliates and/or an agent of any of the foregoing and (c) in favor of J. Aron pursuant to the J. Aron Inventory Intermediation Agreements;

(28)	Liens on assets constituting Environmental and Necessary Capex securing Indebtedness permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above;

(29)	Liens to secure Indebtedness having an aggregate principal amount which, when added together with all other Indebtedness secured by Liens incurred pursuant to this clause (29) and then outstanding, does not exceed the greater of $50.0 million and 2.0% of Total Assets at such time.

For purposes of this definition and subclauses (b) and (c) under “Certain Covenants—Liens,” the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Permitted MLP Dispositions” means any sale, lease, conveyance or other disposition of any properties or assets by the Company or any of its Restricted Subsidiaries, or the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of the Equity Interests in any of its Restricted Subsidiaries, on the one hand, to a MLP Subsidiary, on the other hand, in exchange for cash (with the items described in clauses 2(a) and (b) under “Repurchase at the Option of Holders—Asset Sales” to be cash), Cash Equivalents or Equity Interests in such MLP (including general partner units necessary to maintain the general partner’s interest), or any combination thereof, provided at the time of such disposition, and after giving effect to such disposition and the receipt of consideration therefore, the Consolidated Total Debt Ratio is less than 2.75 to 1.0.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or distributions or upon liquidation, dissolution, or winding up.

“Pro Forma Cost Savings” means, without duplication, with respect to any period, the reductions in costs and other operating improvements or synergies that are implemented, committed to be implemented, the commencement of implementation of which has begun or are reasonably expected to be implemented in good faith with respect to a pro forma event within twelve months of the date of such pro forma event and that are supportable and quantifiable, as if all such reductions in costs and other operating improvements or synergies had been effected as of the beginning of such period, decreased by any non-one-time incremental expenses incurred or to be incurred during such four-quarter period in order to achieve such reduction in costs. Pro Forma Cost Savings described in the preceding sentence shall be accompanied by an Officer’s Certificate delivered to the Trustee that outlines the specific actions taken or to be taken and the net cost reductions and other operating improvements or synergies achieved or to be achieved from each such action and certifies that such cost reductions and other operating improvements or synergies meet the criteria set forth in the preceding sentence.

“Public Parent” means PBF Energy Inc., a Delaware corporation, or any of its successors.

“Public Parent Distributions” means, with respect to any period following the Qualified IPO Date, an amount equal to the portion of the actual income (or similar) tax liability of the parent entity (referred to in the definition of Qualified IPO Date) for such period that is attributable to such parent entity’s allocable share of the taxable income of the Company and, without duplication, its Subsidiaries that are partnerships or disregarded entities for U.S. federal income tax purposes, reduced by (and without duplication of ) such parent entity’s allocable share of any Tax Distributions for such period.

“Qualified IPO Date” shall mean December 12, 2012.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuers in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by any Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Rail Facility” means the Credit Facility under the Loan Agreement dated as of December 22, 2016 among PBF Rail Logistics LLC, as Borrower, DVB Bank SE, as administrative agent and the various other parties from time to time party thereto, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Ratings Decline” means the occurrence of the following on, or within 60 days after, the date of the public notice of the occurrence of a Change of Control or of the intention by us or any third party to effect a Change of Control (which period shall be extended for so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Ratings Agencies if such period exceeds 60 days): (1) in the event that the Notes have an Investment Grade Rating by both Ratings Agencies, the Notes cease to have an Investment Grade Rating by one Rating Agency, (2) in the event that the Notes have an Investment Grade Rating by one Ratings Agency, the Notes cease to have an Investment Grade Rating by such Rating Agency, or (3) in the event that the Notes do not have an Investment Grade Rating, the rating of the Notes by at least one of the two Ratings Agencies (or, if there are less than three Rating Agencies rating the Notes, the rating of each Rating Agency) decreases by one or more gradations (including gradations within ratings categories as well as between rating categories) or is withdrawn.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Company or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Refinancing Indebtedness” means any Indebtedness, Disqualified Stock or Preferred Stock that is incurred to refund or refinance, replace, renew, extend or defease any Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced, replaced, renewed, extended or defeased,

(2)

to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the

Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(3)	shall not include (i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Guarantor (other than Finance Co.) that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company, Finance Co. or of a Guarantor; and (ii) Indebtedness, Disqualified Stock or Preferred Stock of the Issuers or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided, further, that subclause (a) will not apply to any refunding or refinancing of any Secured Indebtedness.

“Registration Rights Agreement” means the Registration Rights Agreement related to the Notes dated as of the Issue Date, among the Issuers, the Guarantors and the Representative.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Representative” means Citigroup Global Markets Inc., acting on behalf of the several initial purchasers of the Notes.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, at any time, any direct or indirect Subsidiary of such Person (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“Saudi Oil” means the crude oil purchased by the Company or any of its Subsidiaries from Aramco and/or its Affiliates pursuant to the Saudi Oil Sales Agreements.

“Saudi Oil Sales Agreement” means that certain Crude Oil Sales Agreement, effective as of January 1, 2011, by and among the Company, Aramco and Statoil, and any other crude oil sales agreements by and among the Company, Aramco and/or Statoil that may be entered into for “spot” cargoes, as each such agreement may be replaced, superseded, amended (including as to changes of counterparty), modified or supplemented from time to time.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Third Amended and Restated Revolving Credit Agreement, dated as of August 15, 2014, among PBF Holding Company LLC, Delaware City Refining Company LLC, Paulsboro Refining Company LLC, Toledo Refining Company LLC and UBS Securities LLC, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1)	all Indebtedness of any Issuer or any Guarantor outstanding under the Senior Credit Facilities and the Existing Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of any Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of any Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2)	all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided, that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3)	any other Indebtedness of any Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

(4)	all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, however, that Senior Indebtedness shall not include:

(a)	any obligation of such Person to the Issuers or any of their Subsidiaries;

(b)	any liability for federal, state, local or other taxes owed or owing by such Person;

(c)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e)	that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Statoil” means Statoil Marketing & Trading (US) Inc. or any successor or assign thereof or any of its or their Affiliates.

“Subordinated Indebtedness” means, with respect to the Notes,

(1)	any Indebtedness of any Issuer which is by its terms subordinated in right of payment to the Notes, and

(2)	any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee by such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2)	any partnership, joint venture, limited liability company or similar entity of which

(x)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y)	such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.
“Tax Distributions” means (i) for any taxable period for which the Company is a disregarded entity (other than a disregarded entity wholly-owned directly or indirectly by a corporation and described in clause (ii)) or a partnership for U.S. federal income tax purposes, distributions (which may be paid in installments to satisfy estimated tax liabilities) equal to the product of (a) the taxable income of the Company and (without duplication) its Subsidiaries that are disregarded entities or partnerships for such taxable period (calculated solely for such purposes as if the Company were a partnership for U.S. federal income tax purposes), reduced by the taxable loss of the Company and (without duplication) its Subsidiaries that are disregarded entities or partnerships for any prior period ending after the Issue Date (to the extent such loss was not previously taken into account in determining the amount of Tax Distributions pursuant to this definition) to the extent such loss is of a character that would permit such loss to be deducted against the current taxable period’s income (such taxable income and/ or loss determined, for the avoidance of doubt, without taking into account any adjustments that would have been made under Sections 734 or 743 of the Code if the Company were a partnership for U.S. federal income tax purposes), and (b) the highest combined federal, state and local income tax rate applicable to any direct or indirect equity owner of the Company in respect of the Company’s or (without duplication) Subsidiary’s taxable income for such taxable period (taking into account the type of income involved (i.e. capital gain, qualifying dividend income, etc.)); and (ii) with respect to any taxable period for which the Company or any of its Subsidiaries is a member of a consolidated, combined or similar income, franchise or other tax group (for federal income tax purposes or for purposes of any state or local income, franchise or other tax) of which PBF Energy Company LLC or its direct or indirect parent is the common parent (a “Tax Group”), or for which the Company is a partnership or disregarded entity that is wholly owned (directly or indirectly) by a corporate parent (a “Corporate Parent”), distributions (which may be paid in installments to satisfy estimated tax liabilities) to pay the portion of the Tax Group’s or Corporate Parent’s consolidated, combined or similar income, franchise or other tax liability attributable to the Company and/or its Subsidiaries, in an amount not to exceed the income, or any state or local franchise or other, tax liability, as applicable, that would have been payable by the Company and/or such Subsidiaries if such entities were taxable on a stand-alone basis (reduced by any such income or state and/or local franchise or other taxes paid or to be paid directly by the Company or its Subsidiaries). The distribution amount permitted under clause (ii) shall be increased (or decreased) to the extent necessary to cause the distributions pursuant to clause (ii) to be consistent with the provision in clause (i) that there should not be taken into account any adjustments that would have been made under Sections 734 or 743 of the Code if the Company were a partnership for U.S. federal income tax purposes.

“Tax Receivable Agreement” means the tax receivable agreement entered into by the Public Parent on the Qualified IPO Date pursuant to which the Public Parent agreed to make payments in respect of certain incremental income tax savings realized (or deemed realized) by the Public Parent as a result of implementing its initial public offering through the use of an “Up-C” structure.

“Tax Receivable Agreement Payments” means upon the consummation of any change of control, if the Issuers have offered to purchase all Notes outstanding at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the date of purchase (either pursuant to the covenant described under “Repurchase at the Option of Holders—Change of Control” or otherwise so long as conducted in a manner consistent therewith), the payments contemplated by Section 4.01(c) of the Tax Receivable Agreement.

“Total Assets” means the total assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Company or such other Person as may be expressly stated.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date the applicable notice of redemption is given (or, if such Statistical Release is no longer published (or the relevant information no longer published therein), any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to June 15, 2020; provided, however, that if the period from the Redemption Date to June 15, 2020 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Unrestricted Subsidiary” means:

(1)	each MLP Subsidiary;

(2)	each Captive Insurance Subsidiary;

(3)	any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

(4)	any Subsidiary of an Unrestricted Subsidiary.

As of the date of this prospectus, PBF Rail Logistics Company, PBF Transportation Company LLC, PBF International Inc., MOEM Pipeline LLC, Collins Pipeline Co., T&M Terminal Co., Paulsboro Terminaling Company LLC, TVP Holding Company LLC, Torrance Basin Pipeline Company LLC, Torrance Pipeline Company LLC and Chalmette Logistics Company LLC were Unrestricted Subsidiaries.

The Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1)	any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Company;

(2)	such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3)	each of:

(a)	the Subsidiary to be so designated; and

(b)	its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1)	the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

(2)	the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Company shall be notified by any Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Company or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2)	the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Book-Entry; Delivery and Form

Global Notes

In exchange for the old notes that were issued in book-entry form and are represented by global certificates held for the account of DTC, new notes will be issued in the form of one or more fully registered notes in global form, without interest coupons. Each global note will be deposited with the trustee, as custodian for DTC, and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global notes to the accounts of the DTC participants designated by the exchange agent; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global notes).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, including its participants, Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking S.A. (“Clearstream”). We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time.

Neither we nor the Trustee is responsible for those operations or procedures.

DTC has advised us that it is a limited purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, banks and trust companies, clearing corporations, and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers, and trust companies. These indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction, or approval to the Trustee.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium, if any, and interest with respect to the new notes represented by a global note will be made by the Trustee to DTC’s nominee, as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising, or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear, and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear, or Clearstream, or their participants or indirect participants, of their obligations under the rules and procedures governing their operations.

Certificated Notes

New notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 120 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 120 days; or

•	certain other events provided in the indenture should occur.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material federal income tax considerations relevant to the exchange of old notes for new notes pursuant to the exchange offer, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. Some holders (including financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities, persons whose functional currency is not the United States dollar, or persons who hold the notes as part of a hedge, “straddle,” integrated transaction or similar transaction) may be subject to special rules not discussed below. We recommend that each holder consult its own tax advisor as to the particular tax consequences of exchanging such holder’s old notes for new notes, including the applicability and effect of any foreign, state, local or other tax laws, tax treaties and estate or gift tax considerations.

Subject to the limitations, qualifications and assumptions set forth in the registration statement of which this prospectus forms a part (including Exhibit 8.1 thereto), it is the opinion of Stroock & Stroock & Lavan LLP that the exchange of old notes for new notes pursuant to the exchange offer will not be a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder will not recognize gain or loss for United States federal income tax purposes upon receipt of a new note pursuant to the exchange offer, the holder’s holding period in the new note will include the holding period of the old note exchanged therefor, and the holder’s basis in the new note will be the same as its basis in the corresponding old note immediately before the exchange.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of the notes (and the exchange of old notes for new notes) by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General fiduciary matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA and ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of plans subject to Title I of ERISA or Section 4975 of the Code (collectively referred to herein as “ERISA Plans”) and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes (or the exchange of old notes for new notes) of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Each Plan should consider the fact that none of the issuer or co-issuer or any of their respective affiliates (the “Transaction Parties”) will act as a fiduciary to any Plan with respect to the decision to acquire or hold the notes or the exchange of old notes for new notes and is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to such decision. The decision to acquire or hold notes (including an exchange of old notes for new notes) must be made by each prospective Plan on an arm’s length basis. In addition, each ERISA Plan must generally be represented by a fiduciary independent of the Transaction Parties (which may not be an owner of an IRA, in the case of an ERISA Plan that is an IRA) that (i) is capable of evaluating investment risks independent, both in general and with regard to the prospective investment in the notes and the exchange of old notes for new notes, (ii) has exercised independent judgment in evaluating whether to invest the assets of such ERISA Plan in the notes and/or exchange of old notes for new notes and (iii) is a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control, in each case as specified in 29 C.F.R. Section 2510.3-21(c)(1)(i), as amended from time to time (the “Fiduciary Rule”).

Governmental plans (as defined under Section 3(32) of ERISA), certain church plans (as defined under Section 3(33) of ERISA) and non-U.S. plans (as described under Section 4(b)(4) of ERISA) are not subject to the prohibited transaction provisions of ERISA and the Code. Such plans may, however, be subject to Similar Laws which may affect their investment in the notes. Any fiduciary of such a governmental plan, church plan or non-U.S. plan considering an investment in the notes should determine the need for, and the availability, if necessary, of any exemptive relief under any applicable Similar Law.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest”, within the meaning of ERISA, or “disqualified persons”, within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition and/or holding of notes (including the exchange of old notes for new notes) by an ERISA Plan with respect to which the issuer, the underwriters, the subsidiary guarantors or any of their respective affiliates are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that, depending on the identity of the Plan fiduciary making the decision to acquire or hold the notes, may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. However, there can be no assurance that all of the conditions of any such exemptions will be satisfied with respect to any particular transaction involving the notes.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of old notes for new notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note (or any interest therein) (including an exchange of old notes for new notes), each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes (or any interest therein) constitutes assets of any Plan, (ii) the purchase and holding of the notes (or any interest therein) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws, and (iii) if such holder is an ERISA Plan, the decision to purchase and hold (or the exchange of old notes for new notes) has been made by a duly authorized fiduciary who is independent of the Transaction Parties and who (a) is a fiduciary under ERISA, the Code, or both, with respect to the decision to acquire and hold the notes, (b) is not an IRA owner (in the case of an ERISA Plan that is an IRA), (c) is capable of evaluating investment risks independently, both in general and with regard to the investment in the notes, (d) has exercised independent judgment in evaluating whether to invest the assets of such ERISA Plan in the notes, and (e) is either a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control, each as specified in the Fiduciary Rule.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of Section 406 of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the new notes (and exchange of the new notes).

The purchase and holding (or the exchange of old notes for new notes) to a Plan is in no respect a representation by the issuer or co-issuer that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan or that such an investment is appropriate for Plans generally or any particular Plan.

Purchasers of the new notes have the exclusive responsibility for ensuring that their purchase and holding of the new notes complies with the fiduciary provisions of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or Similar Laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 16, 2018, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letters of transmittal state that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the new notes and the related guarantees offered in this exchange offer will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York.

EXPERTS

The consolidated financial statements of PBF Holding Company LLC and subsidiaries as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Torrance Refinery & Associated Logistics Business as of December 31, 2015, 2014 and 2013 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to its extensive operations and relationships with companies affiliated with Exxon Mobil Corporation) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantors and the new notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We have historically filed annual, quarterly and current reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at http://www.sec.gov, and at our website at http://www.pbfenergy.com. Information on or accessible through our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless we specifically so designate and file with the SEC.

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 or 15(d) of the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To PBF Energy Inc., the Managing Member of

PBF Holding Company LLC

We have audited the accompanying consolidated balance sheets of PBF Holding Company LLC and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PBF Holding Company LLC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

March 8, 2017

PBF HOLDING COMPANY LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$626,705	$914,749
Accounts receivable	615,881	454,759
Accounts receivable—affiliate	7,631	3,438
Inventories	1,863,560	1,174,272
Prepaid expense and other current assets	40,536	33,701

Total current assets	3,154,313	2,580,919
Property, plant and equipment, net	2,728,699	2,211,090
Investment in equity method investee	179,882	—
Deferred charges and other assets, net	504,003	290,713

Total assets	$6,566,897	$5,082,722

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$530,365	$314,843
Accounts payable—affiliate	37,863	23,949
Accrued expenses	1,462,729	1,117,435
Deferred revenue	12,340	4,043

Total current liabilities	2,043,297	1,460,270
Delaware Economic Development Authority loan	—	4,000
Long-term debt	1,576,559	1,236,720
Affiliate notes payable	86,298	470,047
Deferred tax liabilities	45,699	20,577
Other long-term liabilities	226,111	69,824

Total liabilities	3,977,964	3,261,438

Commitments and contingencies (Note 13)

Equity:
Member’s equity	2,155,863	1,479,175
Retained earnings	446,519	349,654
Accumulated other comprehensive loss	(25,962)	(24,770)

Total PBF Holding Company LLC equity	2,576,420	1,804,059
Noncontrolling interest	12,513	17,225

Total equity	2,588,933	1,821,284

Total liabilities and equity	$6,566,897	$5,082,722

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2016	2015	2014
Revenues	$15,908,537	$13,123,929	$19,828,155

Cost, expenses and other
Cost of sales, excluding depreciation	13,765,088	11,611,599	18,514,054
Operating expenses, excluding depreciation	1,390,582	889,368	880,701
General and administrative expenses	149,643	166,904	140,150
Equity income in investee	(5,679)	—	—
Loss (gain) on sale of assets	11,374	(1,004)	(895)
Depreciation and amortization expense	209,840	191,110	178,996

Total costs, expenses and other	15,520,848	12,857,977	19,713,006

Income from operations	387,689	265,952	115,149

Other income (expense)
Change in fair value of catalyst lease	1,422	10,184	3,969
Interest expense, net	(129,536)	(88,194)	(98,001)

Income before income taxes	259,575	187,942	21,117
Income tax expense	23,689	648	—

Net income	235,886	187,294	21,117
Less income attributable to noncontrolling interests	269	274	—

Net income attributable to PBF Holding Company LLC	$235,617	$187,020	$21,117

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2016	2015	2014
Net income	$235,886	$187,294	$21,117
Other comprehensive (loss) income:
Unrealized (loss) gain on available for sale securities	(42)	124	127
Net (loss) gain on pension and other post-retirement benefits	(2,550)	1,982	(12,465)

Total other comprehensive (loss) income	(2,592)	2,106	(12,338)

Comprehensive income	233,294	189,400	8,779
Less: comprehensive income attributable to noncontrolling interests	269	274	—

Comprehensive income attributable to PBF Holding Company LLC	$233,025	$189,126	$8,779

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

	Member’s Equity	Accumulated Other Comprehensive Loss	Retained Earnings	Noncontrolling Interest	Total Equity
Balance, January 1, 2014	$933,164	$(14,538)	$853,527	$—	$1,772,153
Member distributions	—	—	(361,352)	—	(361,352)
Capital contributions	328,664	—	—	—	328,664
Distribution of assets to PBF LLC	(126,280)	—	—	—	(126,280)
Stock based compensation	6,095	—	—	—	6,095
Exercise of options and other	2,457	—	—	—	2,457
Net income	—	—	21,117	—	21,117
Other comprehensive loss	—	(12,338)	—	—	(12,338)

Balance, December 31, 2014	1,144,100	(26,876)	513,292	—	1,630,516
Member distributions	—	—	(350,658)	—	(350,658)
Capital contributions	345,000	—	—	—	345,000
Distribution of assets to PBF LLC	(19,233)	—	—	—	(19,233)
Stock based compensation	9,218	—	—	—	9,218
Exercise of options and other	90	—	—	—	90
Net income	—	—	187,020	274	187,294
Other comprehensive income	—	2,106	—	—	2,106
Noncontrolling interest acquired in Chalmette Acquisition	—	—	—	16,951	16,951

Balance, December 31, 2015	1,479,175	(24,770)	349,654	17,225	1,821,284
Member distributions	—	—	(139,434)	—	(139,434)
Capital contributions	830,247	—	—	—	830,247
Distribution of assets to PBF LLC	(172,743)	—	—	—	(172,743)
Stock based compensation	18,296	—	—	—	18,296
Exercise of options and other	886	—	—	—	886
Net income	—	—	235,617	269	235,886
Other comprehensive income	—	(2,592)	—	—	(2,592)
Other	2	1,400	682	(4,981)	(2,897)

Balance, December 31, 2016	$2,155,863	$(25,962)	$446,519	$12,513	$2,588,933

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income	$235,886	$187,294	$21,117
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	218,933	199,383	186,412
Stock-based compensation	18,296	9,218	6,095
Change in fair value of catalyst lease obligation	(1,422)	(10,184)	(3,969)
Deferred income taxes	19,802	—	—
Non-cash change inventory repurchase obligations	29,453	63,389	(93,246)
Non-cash lower of cost or market inventory adjustment	(521,348)	427,226	690,110
Pension and other post retirement benefits costs	37,987	26,982	22,600
Equity (income) loss in investee	(5,679)	—	—
Loss (gain) on sale of assets	11,374	(1,004)	(895)

Changes in operating assets and liabilities:
Accounts receivable	(161,122)	97,636	45,378
Due to/from affiliates	9,721	12,104	8,407
Inventories	236,602	(271,892)	(394,031)
Prepaid expense and other current assets	(5,783)	(631)	23,686
Accounts payable	213,514	(25,015)	(67,111)
Accrued expenses	227,986	(37,737)	59,899
Deferred revenue	8,297	2,816	(6,539)
Other assets and liabilities	(20,878)	(27,182)	(2,225)

Net cash provided by operations	551,619	652,403	495,688

Cash flows from investing activities:
Acquisition of Torrance refinery and related logistics assets	(971,932)	—	—
Acquisition of Chalmette refinery, net of cash acquired	(2,659)	(565,304)	—
Expenditures for property, plant and equipment	(282,430)	(352,365)	(470,460)
Expenditures for deferred turnaround costs	(198,664)	(53,576)	(137,688)
Expenditures for other assets	(42,506)	(8,236)	(17,255)
Proceeds from sale of assets	24,692	168,270	202,654

Net cash used in investing activities	(1,473,499)	(811,211)	(422,749)

Cash flows from financing activities:
Contributions from PBF LLC	450,300	345,000	328,664
Distributions to members	(139,434)	(350,658)	(361,352)
Proceeds from affiliate notes payable	43,396	347,783	90,631
Repayment of affiliate notes payable	(53,524)	—	—
Proceeds from revolver borrowings	550,000	170,000	395,000
Repayments of revolver borrowings	(200,000)	(170,000)	(410,000)
Proceeds from Rail Facility revolver borrowings	—	102,075	83,095
Repayments of Rail Facility revolver borrowings	(67,491)	(71,938)	(45,825)
Proceeds from PBF Rail Term Loan	35,000	—	—
Proceeds from 2023 Senior Secured Notes	—	500,000	—
Additional catalyst lease	15,589	—	—
Deferred financing costs and other	—	(17,108)	(11,719)

Net cash provided by financing activities	633,836	855,154	68,494
Net (decrease) increase in cash and cash equivalents	(288,044)	696,346	141,433
Cash and equivalents, beginning of period	914,749	218,403	76,970

Cash and equivalents, end of period	$626,705	$914,749	$218,403

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(in thousands)

	Year Ended December 31,
	2016	2015	2014
Supplemental cash flow disclosure
Non-cash activities:
Conversion of affiliate notes payable to capital contribution	$379,947	$—	$—
Conversion of Delaware Economic Development Authority loan to grant	4,000	4,000	4,000
Accrued construction in progress and unpaid fixed assets	34,055	7,974	33,296
Distribution of assets to PBF Energy Company LLC	172,743	19,233	126,280
Cash paid during the year for:
Interest (including capitalized interest of $8,333, $3,529 and $7,487 in 2016, 2015 and 2014, respectively)	$116,880	$83,371	$96,346
Income taxes	2,449	—	—

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business

PBF Holding Company LLC (“PBF Holding” or the “Company”), a Delaware limited liability company, together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. PBF Holding is a wholly-owned subsidiary of PBF Energy Company LLC (“PBF LLC”). PBF Energy Inc. (“PBF Energy”) is the sole managing member of, and owner of an equity interest representing approximately 96.5% of the outstanding economic interest, in PBF LLC as of December 31, 2016. PBF Investments LLC (“PBF Investments”), Toledo Refining Company LLC (“Toledo Refining” or “TRC”), Paulsboro Refining Company LLC (“Paulsboro Refining” or “PRC”), Delaware City Refining Company LLC (“Delaware City Refining” or “DCR”), Chalmette Refining, L.L.C. (“Chalmette Refining”), PBF Western Region LLC (“PBF Western Region”), Torrance Refining Company LLC (“Torrance Refining”) and Torrance Logistics Company LLC are PBF LLC’s principal operating subsidiaries and are all wholly-owned subsidiaries of PBF Holding. Collectively, PBF Holding and its consolidated subsidiaries are referred to hereinafter as the “Company”.

On May 14, 2014, PBF Logistics LP (“PBFX”), a Delaware master limited partnership, completed its initial public offering (the “PBFX Offering”) of 15,812,500 common units. PBF Logistics GP LLC (“PBF GP”) serves as the general partner of PBFX. PBF GP is wholly-owned by PBF LLC. In connection with the PBFX Offering, PBF Holding distributed to PBF LLC the assets and liabilities of certain crude oil terminaling assets, which were immediately contributed by PBF LLC to PBFX. PBF Holding and PBF LLC entered into additional transactions with PBFX since the PBFX Offering as described in “Note 12—Related Party Transactions”).

Substantially all of the Company’s operations are in the United States. The Company’s oil refineries are all engaged in the refining of crude oil and other feedstocks into petroleum products, and have been aggregated to form one reportable segment. To generate earnings and cash flows from operations, the Company is primarily dependent upon processing crude oil and selling refined petroleum products at margins sufficient to cover fixed and variable costs and other expenses. Crude oil and refined petroleum products are commodities; and factors largely out of the Company’s control can cause prices to vary over time. The potential margin volatility can have a material effect on the Company’s financial position, earnings and cash flow.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Presentation

These consolidated financial statements include the accounts of PBF Holding and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassification

Certain amounts previously reported in the Company’s consolidated financial statements for prior periods have been reclassified to conform to the 2016 presentation. These reclassifications include certain details about accrued expenses and deferred charges and other assets in those respective footnotes.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. Actual results could differ from those estimates.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Business Combinations

We use the acquisition method of accounting for the recognition of assets acquired and liabilities assumed in business combinations at their estimated fair values as of the date of acquisition. Any excess consideration transferred over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is required in estimating the fair value of assets acquired. As a result, in the case of significant acquisitions, we obtain the assistance of third-party valuation specialists in estimating fair values of tangible and intangible assets based on available historical information and on expectations and assumptions about the future, considering the perspective of marketplace participants. While management believes those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount of the cash equivalents approximates fair value due to the short-term maturity of those instruments.

Concentrations of Credit Risk

For the years ended December 31, 2016, 2015 and 2014 no single customer amounted to greater than or equal to 10% of the Company’s revenues.

No single customer accounted for 10% or more of our total trade accounts receivable as of December 31, 2016. Following the Chalmette Acquisition on November 1, 2015, ExxonMobil Oil Corporation and its affiliates represented approximately 18% of our total trade accounts receivable as of December 31, 2015.

Revenue, Deferred Revenue and Accounts Receivable

The Company sells various refined products primarily through its refinery subsidiaries and recognizes revenue related to the sale of products when there is persuasive evidence of an agreement, the sales prices are fixed or determinable, collectability is reasonably assured and when products are shipped or delivered in accordance with their respective agreements. Revenue for services is recorded when the services have been provided. Certain of the Company’s refineries have product offtake agreements with third-parties under which these third parties purchase a portion of the refineries’ daily gasoline production. The refineries also sell their products through short-term contracts or on the spot market.

On May 29, 2015, PBF Holding entered into amended and restated inventory intermediation agreements (the “A&R Intermediation Agreements”) with J. Aron & Company, a subsidiary of The Goldman Sachs Group, Inc. (“J. Aron”) pursuant to which certain terms of the existing inventory intermediation agreements were amended, including, among other things, pricing and an extension of the term for a period of two years from the original expiry date of July 1, 2015, subject to certain early termination rights. In addition, the A&R Intermediation Agreements include one-year renewal clauses by mutual consent of both parties.

Pursuant to each A&R Intermediation Agreement, J. Aron, will continue to purchase and hold title to certain of the intermediate and finished products (the “Products”) produced by the Paulsboro and Delaware City refineries (the “Refineries”), respectively, and delivered into tanks at the Refineries. Furthermore, J. Aron agrees

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

to sell the Products back to Paulsboro refinery and Delaware City refinery as the Products are discharged out of the Refineries’ tanks. These purchases and sales are settled monthly at the daily market prices related to those products. These transactions are considered to be made in contemplation of each other and, accordingly, do not result in the recognition of a sale when title passes from the refineries to J. Aron. Additionally, J. Aron has the right to store the Products purchased in tanks under the A&R Intermediation Agreements and will retain these storage rights for the term of the agreements. PBF Holding will continue to market and sell the Products independently to third parties.

Accounts receivable are carried at invoiced amounts. An allowance for doubtful accounts is established, if required, to report such amounts at their estimated net realizable value. In estimating probable losses, management reviews accounts that are past due and determines if there are any known disputes. There was no allowance for doubtful accounts at December 31, 2016 and 2015.

Excise taxes on sales of refined products that are collected from customers and remitted to various governmental agencies are reported on a net basis.

Inventory

Inventories are carried at the lower of cost or market. The cost of crude oil, feedstocks, blendstocks and refined products are determined under the last-in first-out (“LIFO”) method using the dollar value LIFO method with increments valued based on average purchase prices during the year. The cost of supplies and other inventories is determined principally on the weighted average cost method.

The Company had the obligation to purchase and sell feedstocks under a supply agreement with Statoil for its Delaware City refinery. This Crude Supply Agreement expired on December 31, 2015. The Company’s Paulsboro refinery also had a crude supply agreement with Statoil that was terminated in March 2013. Prior to the expiration or termination of these agreements, Statoil purchased the refineries’ production of certain feedstocks or purchased feedstocks from third parties on the refineries’ behalf. The Company took title to the crude oil as it was delivered to the processing units, in accordance with the Crude Supply Agreement; however, the Company was obligated to purchase all the crude oil held by Statoil on the Company’s behalf upon termination of the agreement at the then market price. The Paulsboro crude supply agreement also included an obligation to purchase a fixed volume of feedstocks from Statoil on the later of maturity or when the arrangement is terminated based on a forward market price of West Texas Intermediate crude oil. As a result of the purchase obligations, the Company recorded the inventory of crude oil and feedstocks in the refineries’ storage facilities. The Company determined the purchase obligations were contracts that contain derivatives that changed in value based on changes in commodity prices. Such changes in the fair value of these derivatives were included in cost of sales.

Prior to July 31, 2014, the Company’s Toledo refinery acquired substantially all of its crude oil from Morgan Stanley Capital Group, Inc. (“MSCG”) under a crude oil acquisition agreement (the “Toledo Crude Oil Acquisition Agreement”). Under the Toledo Crude Oil Acquisition Agreement, the Company took title to crude oil at various pipeline locations for delivery to the refinery or sale to third parties. The Company recorded the crude oil inventory when it received title. Payment for the crude oil was due to MSCG under the Toledo Crude Oil Acquisition Agreement three days after the crude oil was delivered to the Toledo refinery processing units or upon sale to a third party. The Company terminated the Toledo Crude Oil Acquisition Agreement effective July 31, 2014 and began to source its crude oil needs independently.

Property, Plant and Equipment

Property, plant and equipment additions are recorded at cost. The Company capitalizes costs associated with the preliminary, pre-acquisition and development/construction stages of a major construction project. The

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Company capitalizes the interest cost associated with major construction projects based on the effective interest rate of total borrowings. The Company also capitalizes costs incurred in the acquisition and development of software for internal use, including the costs of software, materials, consultants and payroll-related costs for employees incurred in the application development stage.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Process units and equipment	5-25 years
Pipeline and equipment	5-25 years
Buildings	25 years
Computers, furniture and fixtures	3-7 years
Leasehold improvements	20 years
Railcars	50 years

Maintenance and repairs are charged to operating expenses as they are incurred. Improvements and betterments, which extend the lives of the assets, are capitalized.

Deferred Charges and Other Assets, Net

Deferred charges and other assets include refinery turnaround costs, catalyst, precious metals catalyst, linefill, deferred financing costs and intangible assets. Refinery turnaround costs, which are incurred in connection with planned major maintenance activities, are capitalized when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs (generally 3 to 5 years).

Precious metals catalyst and linefill are considered indefinite-lived assets as they are not expected to deteriorate in their prescribed functions. Such assets are assessed for impairment in connection with the Company’s review of its long-lived assets as indicators of impairment develop.

Deferred financing costs are capitalized when incurred and amortized over the life of the loan (generally 1 to 8 years).

Intangible assets with finite lives primarily consist of catalyst, emission credits and permits and are amortized over their estimated useful lives (generally 1 to 10 years).

Long-Lived Assets and Definite-Lived Intangibles

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment is evaluated by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. If such analysis indicates that the carrying value of the long-lived assets is not considered to be recoverable, the carrying value is reduced to the fair value.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although management would utilize assumptions that it believes are reasonable, future events and changing market conditions may impact management’s assumptions, which could produce different results.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Investments in Equity Method Investments

For equity investments that are not required to be consolidated under the variable or voting interest model, the Company evaluates the level of influence it is able to exercise over an entity’s operations to determine whether to use the equity method of accounting.The Company’s judgment regarding the level of control over an equity method investment includes considering key factors such as its ownership interest, participation in policy-making and other significant decisions and material intercompany transactions. Amounts recognized for equity method investments are included in equity method investments in the consolidated balance sheet and adjusted for the Company’s shares of the net earnings and losses of the investee and cash distributions, which are included in the consolidated statements of operations and the consolidated statements of cash flows. Amounts recognized for earnings in excess of distributions of the Company’s equity method investments are included in the operating section of the consolidated statements of cash flows. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may be impaired. A loss is recorded in earnings in the current period to write down the carrying value of the investment to fair value if a decline in the value of an equity method investment is determined to be other than temporary.

Asset Retirement Obligations

The Company records an asset retirement obligation at fair value for the estimated cost to retire a tangible long-lived asset at the time the Company incurs that liability, which is generally when the asset is purchased, constructed, or leased. The Company records the liability when it has a legal or contractual obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, the Company will record the liability when sufficient information is available to estimate the liability’s fair value. Certain of the Company’s asset retirement obligations are based on its legal obligation to perform remedial activity at its refinery sites when it permanently ceases operations of the long-lived assets. The Company therefore considers the settlement date of these obligations to be indeterminable. Accordingly, the Company cannot calculate an associated asset retirement liability for these obligations at this time. The Company will measure and recognize the fair value of these asset retirement obligations when the settlement date is determinable.

Environmental Matters

Liabilities for future remediation costs are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable future costs using currently available technology and applying current regulations, as well as the Company’s own internal environmental policies. The measurement of environmental remediation liabilities may be discounted to reflect the time value of money if the aggregate amount and timing of cash payments of the liabilities are fixed or reliably determinable. The actual settlement of the Company’s liability for environmental matters could materially differ from its estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

Stock-Based Compensation

Stock-based compensation includes the accounting effect of options to purchase PBF Energy Class A common stock granted by PBF Energy to certain PBF Holding employees, Series A warrants issued or granted

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

by PBF LLC to employees in connection with their acquisition of PBF LLC Series A units, options to acquire Series A units of PBF LLC granted by PBF LLC to certain employees, Series B units of PBF LLC that were granted to certain members of management and restricted PBF LLC Series A Units and restricted PBF Energy Class A common stock granted to certain directors and officers. The estimated fair value of the options to purchase PBF Energy Class A common stock and the PBF LLC Series A warrants and options, is based on the Black-Scholes option pricing model and the fair value of the PBF LLC Series B units is estimated based on a Monte Carlo simulation model. The estimated fair value is amortized as stock-based compensation expense on a straight-line method over the vesting period and included in general and administration expense with forfeitures recognized in the period they occur.

Income Taxes

As PBF Holding is a limited liability company treated as a “flow-through” entity for income tax purposes, there is no benefit or provision for federal or state income tax in the accompanying financial statements apart from the income taxes attributable to two subsidiaries acquired in connection with the acquisition of Chalmette Refining that are treated as C-corporations for tax purposes.

The Federal tax returns for all years since 2013 and state tax returns for all years since 2012 or 2013 are subject to examination by the respective tax authorities.

Pension and Other Post-Retirement Benefits

The Company recognizes an asset for the overfunded status or a liability for the underfunded status of its pension and post-retirement benefit plans. The funded status is recorded within other long-term liabilities or assets. Changes in the plans’ funded status are recognized in other comprehensive income in the period the change occurs.

Fair Value Measurement

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values derived from Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values derived from Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are either directly or indirectly observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. In some valuations, the inputs may fall into different levels in the hierarchy. In these cases, the asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements.

Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company’s assessment of available market information and appropriate valuation methodologies. The Company’s non-derivative financial instruments that are included in current assets and current liabilities are recorded at cost in the consolidated balance sheets. The estimated fair value of these financial instruments approximates their carrying value due to their short-term nature. Derivative instruments are recorded at fair value in the consolidated balance sheets.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The Company’s commodity contracts are measured and recorded at fair value using Level 1 inputs based on quoted prices in an active market, Level 2 inputs based on quoted market prices for similar instruments, or Level 3 inputs based on third party sources and other available market based data. The Company’s catalyst lease obligation and derivatives related to the Company’s crude oil and feedstocks and refined product purchase obligations are measured and recorded at fair value using Level 2 inputs on a recurring basis, based on observable market prices for similar instruments.

Derivative Instruments

The Company is exposed to market risk, primarily related to changes in commodity prices for the crude oil and feedstocks used in the refining process as well as the prices of the refined products sold. The accounting treatment for commodity contracts depends on the intended use of the particular contract and on whether or not the contract meets the definition of a derivative.

All derivative instruments, not designated as normal purchases or sales, are recorded in the balance sheet as either assets or liabilities measured at their fair values. Changes in the fair value of derivative instruments that either are not designated or do not qualify for hedge accounting treatment or normal purchase or normal sale accounting are recognized currently in earnings. Contracts qualifying for the normal purchase and sales exemption are accounted for upon settlement. Cash flows related to derivative instruments that are not designated or do not qualify for hedge accounting treatment are included in operating activities.

The Company designates certain derivative instruments as fair value hedges of a particular risk associated with a recognized asset or liability. At the inception of the hedge designation, the Company documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. Derivative gains and losses related to these fair value hedges, including hedge ineffectiveness, are recorded in cost of sales along with the change in fair value of the hedged asset or liability attributable to the hedged risk. Cash flows related to derivative instruments that are designated as fair value hedges are included in operating activities.

Economic hedges are hedges not designated as fair value or cash flow hedges for accounting purposes that are used to (i) manage price volatility in certain refinery feedstock and refined product inventories, and (ii) manage price volatility in certain forecasted refinery feedstock purchases and refined product sales. These instruments are recorded at fair value and changes in the fair value of the derivative instruments are recognized currently in cost of sales.

Derivative accounting is complex and requires management judgment in the following respects: identification of derivatives and embedded derivatives, determination of the fair value of derivatives, documentation of hedge relationships, assessment and measurement of hedge ineffectiveness and election and designation of the normal purchases and sales exception. All of these judgments, depending upon their timing and effect, can have a significant impact on the Company’s earnings.

Recently Issued Accounting Pronouncements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”), which changed existing consolidation requirements associated with the analysis a reporting entity must perform to determine whether it should consolidate certain types of legal entities, including limited partnerships and variable interest entities. The Company has adopted this guidance retrospectively. The adoption

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

of this guidance did not have any impact on the Company as it does not have any variable interest entities that would be affected by this ASU.

In August 2015, the FASB issued Accounting Standards Update No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) for all entities by one year. Additional ASUs have been issued in 2016 that provide certain implementation guidance related to ASU 2014-09 (collectively, the Company refers to ASU 2014-09 and these additional ASUs as the “Updated Revenue Recognition Guidance”).The Updated Revenue Recognition Guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective. Under ASU 2015-14, this guidance becomes effective for interim and annual periods beginning after December 15, 2017 and permits the use of either the retrospective or modified retrospective transition method. Under ASU 2015-14, early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has established a working group to assess the Updated Revenue Recognition Guidance, including its impact on our business processes, accounting systems, controls and financial statement disclosures. Our preliminary expectation is that we will adopt this guidance using the modified retrospective method whereby a cumulative effect adjustment is recognized upon adoption and the Updated Revenue Recognition is applied prospectively. It is not anticipated that the Company will early adopt this new guidance. The working group is in the early stages of its implementation plan and continues to evaluate the impact of this new standard on the Company’s consolidated financial statements and related disclosures. Although our analysis of the new standard is still in process and interpretative and industry specific guidance is still developing, the Company currently does not expect the new standard to have a material impact on the amount or timing of revenues recognized for the majority of its revenue arrangements.

In November 2015, the FASB issued ASU 2015-17 (Topic 740), “Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”) which is intended to simplify the presentation of deferred taxes in a classified balance sheet. This guidance states that deferred tax assets and deferred tax liabilities should be presented as noncurrent in a classified statement of financial position. Under ASU 2015-17, this guidance becomes effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods with early adoption permitted as of the beginning of an annual or interim period after issuance of the ASU. The Company early adopted the new standard in its consolidated financial statements and related disclosures on a prospective basis. The Company did not have any current deferred tax assets or liabilities in the prior year to reclassify from current to non-current.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which amends how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. ASU 2016-01 also changes certain disclosure requirements and other aspects of current US GAAP but does not change the guidance for classifying and measuring investments in debt securities and loans. Under ASU 2016-01, this guidance becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted in certain circumstances. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional

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disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company has established a working group to study and lead implementation of the new guidance in ASU 2016-02. This working group was formed during 2016 and has begun the process of compiling a central repository for all leases entered into by the Company and its subsidiaries for further analysis as the implementation project progresses. It is not anticipated that the Company will early adopt this new guidance. The working group continues to evaluate the impact of this new standard on its consolidated financial statements and related disclosures. At this time, the Company has identified that the most significant impacts of this new guidance will be to bring nearly all leases on its balance sheet with “right of use assets” and “lease obligation liabilities” as well as accelerating the interest expense component of financing leases.

In March 2016, the FASB issued ASU No. 2016-06, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments No. 2016-06 March 2016 a consensus of the FASB Emerging Issues Task Force” (“ASU 2016-06”), to increase consistency in practice in applying guidance on determining if an embedded derivative is clearly and closely related to the economic characteristics of the host contract, specifically for assessing whether call (put) options that can accelerate the repayment of principal on a debt instrument meet the clearly and closely related criterion. The guidance in ASU 2016-06 applies to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. ASU 2016-06 is effective for interim and annual periods beginning after December 15, 2016, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”) which is intended to simplify certain aspects of the accounting for share-based payments to employees. The guidance in ASU 2016-09 requires all income tax effects of awards to be recognized in the income statement when the awards vest or are settled rather than recording excess tax benefits or deficiencies in additional paid-in capital. The guidance in ASU 2016-09 also allows an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. ASU 2016-09 also contains additional guidance for nonpublic entities that do not apply to the Company. ASU 2016-09 is effective for interim and annual periods beginning after December 15, 2016, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) which requires credit losses on available-for-sale debt securities to be presented as an allowance rather than as a write-down. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019, and requires a modified retrospective approach to adoption. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which reduces the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods

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within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (“ASU 2016-16”), which reduces the existing diversity in practice in how income tax consequences of an intra-entity transfer of an asset other than inventory should be recognized. The amendments in ASU 2016-16 require an entity to recognize such income tax consequences when the intra-entity transfer occurs rather than waiting until such time as the asset has been sold to an outside party. The amendments do not contain any new disclosure requirements but point out that certain existing income tax disclosures might be applicable in the period an intra-entity transfer of an asset other than inventory occurs. ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual statements have not been issued. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU No. 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control” (“ASU 2016-2017”), which amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (“VIE”) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments in this ASU do not change the characteristics of a primary beneficiary in current GAAP. The amendments in this ASU require that reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. ASU 2016-2017 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which provides guidance to assist entities with evaluating when a set of transferred assets and activities is a business. Under ASU 2017-01, it is expected that the definition of a business will be narrowed and more consistently applied. ASU 2017-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The amendments in this ASU should be applied prospectively on or after the effective date. The Company will apply the provisions of this guidance for determining if it has acquired a business or a set of assets for future acquisitions, if any, after it becomes effective.

3. ACQUISITIONS

Torrance Acquisition

On July 1, 2016, the Company acquired from ExxonMobil Oil Corporation and its subsidiary, Mobil Pacific Pipe Line Company, the Torrance refinery and related logistics assets (collectively, the “Torrance Acquisition”). The Torrance refinery, located in Torrance, California, is a high-conversion, delayed-coking refinery. The facility is strategically positioned in Southern California with advantaged logistics connectivity that offers flexible raw material sourcing and product distribution opportunities primarily in the California, Las Vegas and Phoenix area markets. The Torrance Acquisition provides the Company with a broader more diversified asset base and

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increases the number of operating refineries from four to five and expands the Company’s combined crude oil throughput capacity. The acquisition also provides the Company with a presence in the PADD 5 market.

In addition to refining assets, the transaction includes a number of high-quality logistics assets including a sophisticated network of crude and products pipelines, product distribution terminals and refinery crude and product storage facilities. The most significant of the logistics assets is a crude gathering and transportation system which delivers San Joaquin Valley crude oil directly from the field to the refinery. Additionally, included in the transaction are several pipelines which provide access to sources of crude oil including the Ports of Long Beach and Los Angeles, as well as clean product outlets with a direct pipeline supplying jet fuel to the Los Angeles airport.

The aggregate purchase price for the Torrance Acquisition was $521,350 in cash after post-closing purchase price adjustments, plus final working capital of $450,582. In addition, the Company assumed certain pre-existing environmental and regulatory emission credit obligations in connection with the Torrance Acquisition. The transaction was financed through a combination of cash on hand, including proceeds from PBF Energy’s October 2015 Equity Offering and the 2023 Senior Secured Notes Offering and borrowings under the asset based revolving credit agreement (the “Revolving Loan”).

The Company accounted for the Torrance Acquisition as a business combination under GAAP whereby we recognize assets acquired and liabilities assumed in an acquisition at their estimated fair values as of the date of acquisition. The final purchase valuation was in process as of December 31, 2016 as the purchase price and fair value allocation may be subject to adjustment pending completion of our assessment of the estimated costs and duration of certain assumed pre-existing environmental obligations.

The total purchase consideration and the fair values of the assets and liabilities at the acquisition date, which may be subject to adjustment as noted above, were as follows:

Purchase Price
Gross purchase price	$537,500
Working capital	450,582
Post close purchase price adjustments	(16,150)

Total consideration	$971,932

The following table summarizes the preliminary amounts recognized for assets acquired and liabilities assumed as of the acquisition date.

Fair Value Allocation
Inventories	$404,542
Prepaid expenses and other current assets	1,186
Property, plant and equipment	703,443
Deferred charges and other assets, net	68,053
Accounts payable	(2,688)
Accrued expenses	(64,137)
Other long-term liabilities	(138,467)

Fair value of net assets acquired	$971,932

The Company’s condensed consolidated financial statements for the year ended December 31, 2016, include the results of operations of the Torrance refinery and related logistics assets since July 1, 2016 during which

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period the Torrance refinery and related logistics assets contributed revenues of $1,977,204 and net income of $86,394. On an unaudited pro forma basis, the revenues and net income of the Company assuming the Torrance Acquisition had occurred on January 1, 2015, are shown below. The unaudited pro forma information does not purport to present what the Company’s actual results would have been had the acquisition occurred on January 1, 2015, nor is the financial information indicative of the results of future operations. The unaudited pro forma financial information includes the depreciation and amortization expense attributable to the Torrance Acquisition and interest expense associated with related financing.

	Years ended December 31,
(Unaudited)	2016	2015
Pro forma revenues	$16,987,548	$16,252,729
Pro forma net income (loss) attributable to PBF Holding Company LLC	$31,565	$(176,410)

The unaudited amount of revenues and net income above have been calculated after conforming accounting policies of the Torrance refinery and related logistics assets to those of the Company and certain one-time adjustments.

Chalmette Acquisition

On November 1, 2015, the Company acquired from ExxonMobil, Mobil Pipe Line Company and PDV Chalmette, L.L.C., 100% of the ownership interests of Chalmette Refining, which owns the Chalmette refinery and related logistics assets (collectively, the “Chalmette Acquisition”). The Chalmette refinery, located outside of New Orleans, Louisiana, is a dual-train coking refinery and is capable of processing both light and heavy crude oil. Subsequent to the closing of the Chalmette Acquisition, Chalmette Refining is a wholly-owned subsidiary of PBF Holding. Chalmette Refining is strategically positioned on the Gulf Coast with logistics connectivity that offers flexible raw material sourcing and product distribution opportunities, including the potential to export products and provides geographic diversification into PADD 3.

Chalmette Refining owns 100% of the MOEM Pipeline, providing access to the Empire Terminal, as well as the CAM Connection Pipeline, providing access to the Louisiana Offshore Oil Port facility through a third party pipeline. Chalmette Refining also owns 80% of each of the Collins Pipeline Company and T&M Terminal Company, both located in Collins, Mississippi, which provide a clean products outlet for the refinery to the Plantation and Colonial Pipelines. Also included in the acquisition are a marine terminal capable of importing waterborne feedstocks and loading or unloading finished products; a clean products truck rack which provides access to local markets; and a crude and product storage facility.

The aggregate purchase price for the Chalmette Acquisition was $322,000 in cash, plus inventory and final working capital of $245,963. As described below, the valuation of the working capital was finalized in the first quarter of 2016. The transaction was financed through a combination of cash on hand and borrowings under the Company’s Revolving Loan.

The Company accounted for the Chalmette Acquisition as a business combination under US GAAP whereby we recognize assets acquired and liabilities assumed in an acquisition at their estimated fair values as of the date of acquisition. Any excess consideration transferred over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. The final purchase price and fair value allocation were completed as of March 31, 2016. During the measurement period, which ended in March 2016, adjustments were made to the Company’s preliminary fair value estimates related primarily to inventories and accounts payable.

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The total purchase consideration and the fair values of the assets and liabilities at the acquisition date were as follows:

Purchase Price
Net cash	$587,005
Cash acquired	(19,042)

Total consideration	$567,963

The following table summarizes the final amounts recognized for assets acquired and liabilities assumed as of the acquisition date:

Fair Value Allocation
Accounts receivable	$1,126
Inventories	271,434
Prepaid expenses and other current assets	913
Property, plant and equipment	356,961
Deferred charges and other assets	8,312
Accounts payable	(4,870)
Accrued expenses	(28,371)
Deferred tax liability	(25,721)
Noncontrolling interest	(11,821)

Fair value of net assets acquired	$567,963

In addition, in connection with the acquisition of Chalmette Refining, the Company acquired Collins Pipeline Company and T&M Terminal Company, which are both C-corporations for tax purposes. As a result, the Company recognized a deferred tax liability of $25,721 attributable to the book and tax basis difference in the C-corporation assets, which had a corresponding impact on noncontrolling interest of $5,144.

The Company’s condensed consolidated financial statements for the year ended December 31, 2016 include the results of operations of the Chalmette refinery for the full year. The Company’s consolidated financial statements for the year ended December 31, 2015 include the results of operations of the Chalmette refinery since November 1, 2015 during which period the Chalmette refinery contributed revenues of $643,267 and net income of $53,539. On an unaudited pro forma basis, the revenues and net income of the Company assuming the acquisition had occurred on January 1, 2014, are shown below. The unaudited pro forma information does not purport to present what the Company’s actual results would have been had the acquisition occurred on January 1, 2014, nor is the financial information indicative of the results of future operations. The unaudited pro forma financial information includes the depreciation and amortization expense related to the acquisition and interest expense associated with the Chalmette acquisition financing.

Year ended December 31,
(Unaudited)	2015
Pro forma revenues	$16,811,922
Pro forma net income attributable to PBF Holding Company LLC	397,108

The unaudited amount of revenues and net income above have been calculated after conforming Chalmette Refining’s accounting policies to those of the Company and certain one-time adjustments.

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Acquisition Expenses

The Company incurred acquisition related costs consisting primarily of consulting and legal expenses related to the Chalmette Acquisition, the Torrance Acquisition, and other pending and non-consummated acquisitions of $13,622 and $5,833 in the years ended December 31, 2016 and 2015, respectively. These costs are included in the consolidated income statement in General and administrative expenses.

4. INVENTORIES

Inventories consisted of the following:

December 31, 2016
	Titled Inventory	Inventory Supply and Intermediation Arrangements	Total
Crude oil and feedstocks	$1,102,007	$—	$1,102,007
Refined products and blendstocks	915,397	352,464	1,267,861
Warehouse stock and other	89,680	—	89,680

	$2,107,084	$352,464	$2,459,548

Lower of cost or market adjustment	(492,415)	(103,573)	(595,988)

Total inventories	$1,614,669	$248,891	$1,863,560

December 31, 2015
	Titled Inventory	Inventory Supply and Intermediation Arrangements	Total
Crude oil and feedstocks	$1,137,605	$—	$1,137,605
Refined products and blendstocks	687,389	411,357	1,098,746
Warehouse stock and other	55,257	—	55,257

	$1,880,251	$411,357	$2,291,608

Lower of cost or market adjustment	(966,564)	(150,772)	(1,117,336)

Total inventories	$913,687	$260,585	$1,174,272

Inventory under inventory supply and intermediation arrangements included certain crude oil stored at the Company’s Delaware City refinery’s storage facilities that the Company was obligated to purchase as it was consumed in connection with its Crude Supply Agreement that expired on December 31, 2015; and light finished products sold to counterparties in connection with the A&R Intermediation Agreements and stored in the Paulsboro and Delaware City refineries’ storage facilities.

Due to the lower crude oil and refined product pricing environment beginning at the end of 2014 and continuing throughout 2015 and 2016, the Company recorded adjustments to value its inventories to the lower of cost or market. During the year ended December 31, 2016, the Company recorded an adjustment to value its inventories to the lower of cost or market which increased both operating income and net income by $521,348 reflecting the net change in the lower of cost or market inventory reserve from $1,117,336 at December 31, 2015 to $595,988 at December 31, 2016. During the year ended December 31, 2015, the Company recorded an

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adjustment to value its inventories to the lower of cost or market which decreased both operating income and net income by $427,226 reflecting the net change in the lower of cost or market inventory reserve from $690,110 at December 31, 2014 to $1,117,336 at December 31, 2015.

An actual valuation of inventories valued under the LIFO method is made at the end of each year based on inventory levels and costs at that time. We recorded a charge related to a LIFO layer decrement of $11,746 during the year ended December 31, 2016. No such LIFO decrement was recorded in the year ended December 31, 2015.

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	December 31, 2016	December 31, 2015
Land	$253,110	$91,256
Process units, pipelines and equipment	2,504,008	2,209,712
Buildings and leasehold improvements	49,020	34,265
Computers, furniture and fixtures	81,780	72,642
Construction in progress	289,338	150,388

	3,177,256	2,558,263
Less—Accumulated depreciation	(448,557)	(347,173)

	$2,728,699	$2,211,090

Depreciation expense for the years ended December 31, 2016, 2015 and 2014 was $104,293, $88,474 and $113,533, respectively. The Company capitalized $8,333 and $3,529 in interest during 2016 and 2015, respectively, in connection with construction in progress.

For the year ended December 31, 2014, the Company determined that it would abandon a capital project at the Delaware City refinery. The project was related to the construction of a new hydrocracker (the “Hydrocracker Project”). The carrying value for the Hydrocracker Project was $28,508. The total pre-tax impairment charge of $28,508 was recorded in depreciation and amortization expense for the year ended December 31, 2014. No additional cash expenditures were incurred related to the Hydrocracker Project subsequent to the impairment charge.

6. DEFERRED CHARGES AND OTHER ASSETS, NET

Deferred charges and other assets, net consisted of the following:

	December 31, 2016	December 31, 2015
Deferred turnaround costs, net	$302,919	$177,236
Catalyst	114,788	77,725
Linefill	19,485	13,504
Restricted cash	—	1,500
Environmental credits	51,636	10,829
Intangible assets, net	577	219
Other	14,598	9,700

Total deferred charges and other assets, net	$504,003	$290,713

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The Company recorded amortization expense related to deferred turnaround costs, catalyst and intangible assets of $105,547, $102,636 and $65,452 for the years ended December 31, 2016, 2015 and 2014, respectively. The restricted cash consisted primarily of cash held as collateral securing the Rail Facility.

Intangible assets, net was comprised of permits and emission credits as follows:

	December 31, 2016	December 31, 2015
Gross amount	$3,996	$3,597
Accumulated amortization	(3,419)	(3,378)

Net amount	$577	$219

7. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31, 2016	December 31, 2015
Inventory-related accruals	$810,027	$548,800
Inventory intermediation arrangements	225,524	252,380
Accrued transportation costs	89,830	91,546
Excise and sales tax payable	86,046	34,129
Renewable energy credit and emissions obligations	70,158	19,472
Accrued utilities	44,190	25,192
Accrued interest	28,934	22,313
Accrued construction in progress	33,610	7,400
Accrued salaries and benefits	17,466	61,011
Customer deposits	9,215	20,395
Environmental liabilities	8,882	2,178
Other	38,847	32,619

Total accrued expenses	$1,462,729	$1,117,435

The Company has the obligation to repurchase certain intermediates and finished products that are held in the Company’s refinery storage tanks at the Delaware City and Paulsboro refineries in accordance with the A&R Intermediation Agreements with J. Aron. As of December 31, 2016 and December 31, 2015, a liability is recognized for the inventory supply and intermediation arrangements and is recorded at market price for the J. Aron owned inventory held in the Company’s storage tanks under the A&R Intermediation Agreements, with any change in the market price being recorded in cost of sales.

The Company is subject to obligations to purchase Renewable Identification Numbers (“RINs”) required to comply with the Renewable Fuels Standard. The Company’s overall RINs obligation is based on a percentage of domestic shipments of on-road fuels as established by the Environmental Protection Agency (“EPA”). To the degree the Company is unable to blend the required amount of biofuels to satisfy its RINs obligation, RINs must be purchased on the open market to avoid penalties and fines. The Company records its RINs obligation on a net basis in Accrued expenses when its RINs liability is greater than the amount of RINs earned and purchased in a given period and in Prepaid expenses and other current assets when the amount of RINs earned and purchased is greater than the RINs liability. In addition, the Company is subject to obligations to comply with federal and state

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legislative and regulatory measures to address environmental compliance and greenhouse gas and other emissions, including AB 32 in California. These requirements include incremental costs to operate and maintain our facilities as well as to implement and manage new emission controls and programs, which have contributed to the increase in accrued environmental liabilities and emission obligations following the Torrance Acquisition.

8. DELAWARE ECONOMIC DEVELOPMENT AUTHORITY LOAN

In June 2010, in connection with the Delaware City acquisition, the Delaware Economic Development Authority (the “Authority”) granted the Company a $20,000 loan to assist with operating costs and the cost of restarting the refinery. The loan converted to a grant in tranches of $4,000 annually over a five-year period, starting at the one-year anniversary of the “certified restart date” as defined in the agreement and certified by the Authority. In December 2016, the Company received confirmation from the Authority that the final tranche had satisfied the conditions necessary to be converted to a grant. Accordingly, there was no outstanding balance under the Delaware Economic Development Authority Loan at December 31, 2016.

9. CREDIT FACILITY AND LONG-TERM DEBT

PBF Holding Revolving Loan

On August 15, 2014, PBF Holding amended and restated the terms of the Revolving Loan to, among other things, increase the commitments from $1,610,000 to $2,500,000, and extend the maturity to August 2019. In addition, the amended and restated agreement reduced the interest rate on advances and the commitment fee paid on the unused portion of the facility. The amended and restated agreement also increased the sublimit for letters of credit from $1,000,000 to $1,500,000 and reduced the combined LC Participation Fee and Fronting Fee paid on each issued and outstanding letter of credit. The LC Participation Fee ranges from 1.25% to 2.0% depending on the Company’s senior secured debt rating and the Fronting Fee is equal to 0.25%.

An accordion feature allows for increases in the aggregate commitment of up to $2,750,000. In November and December 2015, PBF Holding increased the maximum availability under the Revolving Loan to $2,600,000 and $2,635,000, respectively. At the option of PBF Holding, advances under the Revolving Loan bear interest either at the Alternate Base Rate plus the Applicable Margin, or the Adjusted LIBOR Rate plus the Applicable Margin, all as defined in the agreement. The Applicable Margin ranges from 1.50% to 2.25% for Adjusted LIBOR Rate Loans and from 0.50% to 1.25% for Alternative Base Rate Loans, depending on the Company’s senior secured debt rating. Interest is paid in arrears, either quarterly in the case of Alternate Base Rate Loans or at the maturity of each Adjusted LIBOR Rate Loan.

Advances under the Revolving Loan, plus all issued and outstanding letters of credit may not exceed the lesser of $2,635,000 or the Borrowing Base, as defined in the agreement. The Revolving Loan can be prepaid, without penalty, at any time.

The Revolving Loan contains customary covenants and restrictions on the activities of PBF Holding and its subsidiaries, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Senior Secured Notes facility documents; and sale and leaseback transactions.

In addition, the Revolving Loan has a financial covenant which requires that if at any time Excess Availability, as defined in the agreement, is less than the greater of (i) 10% of the lesser of the then existing

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(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Borrowing Base and the then aggregate Revolving Commitments of the Lenders (the “Financial Covenant Testing Amount”), and (ii) $100,000 and until such time as Excess Availability is greater than the Financial Covenant Testing Amount and $100,000 for a period of 12 or more consecutive days, PBF Holding will not permit the Consolidated Fixed Charge Coverage Ratio, as defined in the agreement and determined as of the last day of the most recently completed quarter, to be less than 1.1 to 1.0.

PBF Holding’s obligations under the Revolving Loan (a) are guaranteed by each of its domestic operating subsidiaries that are not Excluded Subsidiaries (as defined in the agreement) and (b) are secured by a lien on (x) PBF LLC’s equity interests in PBF Holding and (y) certain assets of PBF Holding and the subsidiary guarantors, including all deposit accounts (other than zero balance accounts, cash collateral accounts, trust accounts and/or payroll accounts, all of which are excluded from the collateral); all accounts receivable; all hydrocarbon inventory (other than the intermediate and finished products owned by J. Aron pursuant to the Inventory Intermediation Agreements) and to the extent evidencing, governing, securing or otherwise related to the foregoing, all general intangibles, chattel paper, instruments, documents, letter of credit rights and supporting obligations; and all products and proceeds of the foregoing.

The outstanding borrowings under the Revolving Loan as of December 31, 2016 was $350,000. There were no outstanding borrowings under the Revolving Loan as of December 31, 2015. Standby letters of credit were $411,997 and $351,511, as of December 31, 2016 and December 31, 2015, respectively.

PBF Rail Revolving Credit Facility

Effective March 25, 2014, PBF Rail Logistics Company LLC (“PBF Rail”), an indirect wholly-owned subsidiary of PBF Holding, entered into a $250,000 secured revolving credit agreement (the “Rail Facility”) with a consortium of banks, including Credit Agricole Corporate & Investment Bank as Administrative Agent. The primary purpose of the Rail Facility was to fund the acquisition by PBF Rail of coiled and insulated crude tank cars and non-coiled and non-insulated general purpose crude tank cars before December 2015. The Rail was amended on two occasions in 2015 and 2016. On December 22, 2016, the Rail Facility was repaid in full and terminated in connection with the issuance of the PBF Rail Term Loan (defined below).

There was no amount outstanding under the Rail Facility at December 31, 2016. There was $67,491 outstanding under the Rail Facility at December 31, 2015.

PBF Rail Term Loan

On December 22, 2016, PBF Rail entered into a $35,000 term loan (the “PBF Rail Term Loan”) with DVB Bank SE (“DVB”). The PBF Rail Term Loan amortizes monthly over its five year term and bears interest at the one month LIBOR plus 2.0%. As security for the PBF Rail Term Loan, PBF Rail pledged, among other things: (i) certain eligible railcars; (ii) the Debt Service Reserve Account; and (iii) PBF Holding’s membership interest in PBF Rail. Additionally, the PBF Rail Term Loan contains customary terms, events of default and covenants for transactions of this nature. PBF Rail may at any time repay the PBF Rail Term Loan without penalty in the event that railcars collateralizing the loan are sold, scrapped or otherwise removed from the collateral pool.

As of December 31, 2016, there was $35,000 outstanding under the PBF Rail Term Loan.

Senior Secured Notes

On February 9, 2012, PBF Holding and PBF Holding’s wholly-owned subsidiary, PBF Finance Corporation, completed the offering of $675,500 aggregate principal amount of 8.25% Senior Secured Notes due 2020 (the

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

“2020 Senior Secured Notes”). The net proceeds, after deducting the original issue discount, the initial purchasers’ discounts and commissions, and the fees and expenses of the offering, were used to repay all of the outstanding indebtedness plus accrued interest owed under the Toledo Promissory Note, the Paulsboro Promissory Note, and the Term Loan, as well as to reduce the outstanding balance of the Revolving Loan.

On November 24, 2015, PBF Holding and PBF Holding’s wholly-owned subsidiary, PBF Finance Corporation completed an offering of $500,000 in aggregate principal amount of 7.00% Senior Secured Notes due 2023 (the “2023 Senior Secured Notes”, and together with the 2020 Senior Secured Notes, the “Senior Secured Notes”). The net proceeds from this offering were approximately $490,000 after deducting the initial purchasers’ discount and offering expenses. The Company used the proceeds for general corporate purposes, including to fund a portion of the purchase price for the acquisition of the Torrance refinery and related logistics assets.

The 2023 Senior Secured Notes included a registration payment arrangement whereby the Company agreed to use commercially reasonable efforts to consummate an offer to exchange the 2023 Senior Secured Notes for an issue of registered notes with terms substantially identical to the notes not later than 365 days after the date of the original issuance of the notes. This registration statement was declared effective on December 1, 2016 and the exchange was consummated on January 19, 2017. As the exchange offer was not consummated by November 24, 2016, additional interest was added at a rate of 0.25% per annum for the period from November 24, 2016 through the consummation of the exchange. As a result, the Company recognized approximately $127 of additional interest expense in 2016.

The Senior Secured Notes are secured on a first-priority basis by substantially all of the present and future assets of PBF Holding and its subsidiaries (other than assets securing the Revolving Loan). Payment of the Senior Secured Notes is jointly and severally guaranteed by substantially all of PBF Holding’s subsidiaries. PBF Holding has optional redemption rights to repurchase all or a portion of the Senior Secured Notes at varying prices no less than 100% of the principal amounts of the notes plus accrued and unpaid interest. The holders of the Senior Secured Notes have repurchase options exercisable only upon a change in control, certain asset sale transactions, or in event of a default as defined in the indenture agreement.

In addition, the Senior Secured Notes contain customary terms, events of default and covenants for an issuer of non-investment grade debt securities including limitations on PBF Holding’s and its restricted subsidiaries’ ability to, among other things, incur additional indebtedness or issue certain preferred stock; make equity distributions, pay dividends on or repurchase capital stock or make other restricted payments; enter into transactions with affiliates; create liens; engage in mergers and consolidations or otherwise sell all or substantially all of our assets; designate subsidiaries as unrestricted subsidiaries; make certain investments; and limit the ability of restricted subsidiaries to make payments to PBF Holding.

At all times after (a) a covenant suspension event (which requires that the Senior Secured Notes have investment grade ratings from both Moody’s Investment Services, Inc. and Standard & Poor’s), or (b) a Collateral Fall-Away Event, as defined in the indenture, the Senior Secured Notes will become unsecured.

Catalyst Leases

Certain subsidiaries of the Company have entered into agreements whereby such subsidiary sold a portion of its precious metals catalyst to a major commercial bank and then leased the catalyst back. The volume of the precious metals catalyst and the lease rate are fixed over the term of each lease, which is generally three years. At the maturity of each lease, the Company must repurchase the precious metals catalyst in question at its then fair

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

market value. The Company believes that there is a substantial market for precious metals catalyst leases and that it will be able to release such catalyst at maturity. The Company treated these transactions as financing arrangements, and the lease payments are recorded as interest expense over the agreements’ terms. The Company has elected the fair value option for accounting for its catalyst lease repurchase obligations as the Company’s liability is directly impacted by the change in value of the underlying catalyst. The fair value of these repurchase obligations as reflected in the fair value of long-term debt outstanding table below is measured using Level 2 inputs.

Details on the catalyst leases at each of the Company’s refineries as of December 31, 2016 are included in the following table:

	Annual lease fee	Annual interest rate	Expiration date
Paulsboro catalyst lease	$140	2.20%	December 2019
Delaware City catalyst lease	$210	1.95%	October 2019
Delaware City catalyst lease—Palladium	$30	2.05%	October 2019
Toledo catalyst lease	$331	1.99%	June 2017	*
Chalmette catalyst lease	$185	3.85%	November 2018
Chalmette catalyst lease	$171	2.20%	November 2019
Torrance catalyst lease	$143	1.78%	July 2019

*	The Toledo catalyst lease is included in long-term debt as of December 31, 2016 as the Company has the ability and intent to finance this debt through availability under other credit facilities if the catalyst lease is not renewed at maturity.

Long-term debt outstanding consisted of the following:

	December 31, 2016	December 31, 2015
2020 Senior Secured Notes	$670,867	$669,644
2023 Senior Secured Notes	500,000	500,000
Revolving Loan	350,000	—
PBF Rail Term Loan	35,000	—
Rail Facility	—	67,491
Catalyst leases	45,969	31,802
Unamortized deferred financing costs	(25,277)	(32,217)

	1,576,559	1,236,720
Less—Current maturities	—	—

Long-term debt	$1,576,559	$1,236,720

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Debt Maturities

Debt maturing in the next five years and thereafter is as follows:

Year Ending December 31,
2017	$9,798
2018	4,941
2019	381,230
2020	670,867
2021	35,000
Thereafter	500,000

$1,601,836

10. AFFILIATE NOTES PAYABLE

During 2013, PBF Holding entered into notes payable with PBF Energy and PBF LLC. As of December 31, 2016 and 2015, PBF Holding had outstanding notes payable with PBF Energy and PBF LLC for an aggregate principal amount of $86,298 and $470,047, respectively. The notes have an interest rate of 2.5% and a five-year term but may be prepaid in whole or in part at any time, at the option of PBF Holding, without penalty or premium.

During 2016, PBF LLC converted $379,947 of the outstanding notes payable from PBF Holding to a capital contribution.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	December 31, 2016	December 31, 2015
Defined benefit pension plan liabilities	$60,007	$42,509
Post-retirement medical plan liabilities	22,740	17,729
Environmental liabilities	142,935	8,189
Other	429	1,397

Total other long-term liabilities	$226,111	$69,824

12. RELATED PARTY TRANSACTIONS

Transactions and Agreements with PBFX

PBF Holding entered into agreements with PBFX that establish fees for certain general and administrative services, and operational and maintenance services provided by the Company to PBFX. In addition, the Company executed terminal, pipeline and storage services agreements with PBFX under which PBFX provides commercial transportation, terminaling, storage and pipeline services to the Company. These agreements with PBFX include:

Contribution Agreements

Immediately prior to the closing of the contribution agreements, which PBF LLC entered into with PBFX (as defined in the table below, and collectively referred to as the “Contribution Agreements”), PBF Holding

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

contributed certain assets to PBF LLC. PBF LLC in turn contributed those assets to PBFX pursuant to the Contribution Agreements. Certain proceeds received by PBF LLC from PBFX in accordance with the Contribution Agreements were subsequently contributed by PBF LLC to PBF Holding. The Contribution Agreements include the following:

Contribution Agreement	Contribution Date	Assets Contributed
Contribution Agreement I	5/8/2014	DCR Rail Terminal and the Toledo Truck Terminal
Contribution Agreement II	9/30/2014	DCR West Rack
Contribution Agreement III	12/11/2014	Toledo Storage Facility
Contribution Agreement IV	5/5/2015	Delaware City Products Pipeline and Truck Rack
Contribution Agreement V	8/31/2016	Torrance Valley Pipeline

Pursuant to Contribution Agreement V on August 31, 2016, PBF Holding contributed 50% of the issued and outstanding limited liability company interests of TVPC to PBF LLC. PBFX then acquired 50% of the issued and outstanding limited liability company interests of Torrance Valley Pipeline Company LLC (“TVPC”). TVPC’s assets consist of the Torrance Valley Pipeline which include the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability at two of the stations.

PBFX Operating Company LP (“PBFX Op Co”), PBFX’s wholly-owned subsidiary, serves as TVPC’s managing member. PBFX, through its ownership of PBFX Op Co, has the sole ability to direct the activities of TVPC that most significantly impact its economic performance. Accordingly, PBFX, and not PBF Holding, is considered to be the primary beneficiary for accounting purposes and as a result PBFX fully consolidates TVPC. Subsequent to the Contribution Agreement V, PBF Holding records an investment in equity method investee on its balance sheet for the 50% of TVPC that it owns. The carrying value of the Company’s equity method investment in TVPC was $179,882 and $0 at December 31, 2016 and 2015, respectively. The equity investment in TVPC is included in the Non-Guarantor financial position and results of PBF Holding disclosed in “Note 22—Condensed Consolidating Financial Statements of PBF Holding” as this subsidiary is not a guarantor of the Senior Secured Notes.

Commercial Agreements with PBFX

In connection with the Contribution Agreements described above, PBF Holding entered into long-term, fee-based commercial agreements with PBFX. Under these agreements, PBFX provides various pipeline, rail and truck terminaling and storage services to PBF Holding and PBF Holding has committed to provide PBFX with minimum fees based on minimum monthly throughput volumes. The fees under each of these agreements are supported by contractual fee escalations for inflation adjustments and certain increases in operating costs. PBF Holding believes the terms and conditions under these agreements, as well as the Omnibus Agreement (as defined below) and the Services Agreement (as defined below) each with PBFX, are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

These commercial agreements (as defined in the table below) with PBFX relating to the Contributed Assets include:

Service Agreements	Initiation Date	Initial Term	Renewals (a)	MVC	Force Majeure
Transportation and Terminaling
Delaware City Rail Terminaling Services Agreement	5/8/2014	7 years, 8 months	2 x 5	85,000 bpd	PBFX or PBF Holding can declare
Toledo Truck Unloading & Terminaling Services Agreement	5/8/2014	7 years, 8 months	2 x 5	5,500 bpd
Delaware West Ladder Rack Terminaling Services Agreement	10/1/2014	7 years, 3 months	2 x 5	40,000 bpd
Toledo Storage Facility Storage and Terminaling Services Agreement- Terminaling Facility (b)	12/12/2014	10 years	2 x 5	4,400 bpd
Delaware Pipeline Services Agreement	5/15/2015	10 years, 8 months	2 x 5	50,000 bpd
Delaware Pipeline Services Agreement- Magellan Connection	11/1/2016	2 years, 5 months	—	14,500 bpd
Delaware City Truck Loading Services Agreement- Gasoline (c)	5/15/2015	10 years, 8 months	2 x 5	30,000 bpd
Delaware City Truck Loading Services Agreement- LPGs (c)	5/15/2015	10 years, 8 months	2 x 5	5,000 bpd
Torrance Valley Pipeline Transportation Services Agreement- North Pipeline	8/31/2016	10 years	2 x 5	50,000 bpd
Torrance Valley Pipeline Transportation Services Agreement- South Pipeline	8/31/2016	10 years	2 x 5	70,000 bpd
Torrance Valley Pipeline Transportation Services Agreement- Midway Storage Tank	8/31/2016	10 years	2 x 5	55,000 barrels (d)
Torrance Valley Pipeline Transportation Services Agreement- Emido Storage Tank	8/31/2016	10 years	2 x 5	900,000 barrels per month
Torrance Valley Pipeline Transportation Services Agreement- Belridge Storage Tank	8/31/2016	10 years	2 x 5	770,000 barrels per month
Storage
Toledo Storage Facility Storage and Terminaling Services Agreement- Storage Facility (b)	12/12/2014	10 years	2 x 5	3,849,271 barrels (d)	PBFX or PBF Holding can declare

(a)	PBF Holding has the option to extend the agreements for up to two additional five-year terms.
(b)	The Toledo Storage Facility Storage and Terminaling Services Agreement- Terminaling Facility and the Toledo Storage Facility Storage and Terminaling Services Agreement- Storage Facility are referred to herein collectively as the “Toledo Storage Facility Storage and Terminaling Services Agreement.”
(c)	The Delaware City Truck Loading Services Agreement- Gasoline and the Delaware City Truck Loading Services Agreement- LPGs are referred to herein collectively as the “Delaware City Truck Loading Services Agreement.”
(d)	Reflects the overall capacity of the storage facility. The storage MVC is subject to effective operating capacity of each tank which can be impacted by routine tank maintenance and other factors.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

PBFX Plains Asset Purchase

On April 29, 2016, PBFX’s wholly-owed subsidiary, PBF Logistics Products Terminals LLC, purchased four refined products terminals in the greater Philadelphia region (the “East Coast Terminals”) from an affiliate of Plains All American Pipeline, L.P. (the “PBFX Plains Asset Purchase”). In connection with the PBFX Plains Asset Purchase, PBFX assumed certain commercial agreements that Plains All American Pipeline, L.P. had previously entered into with PBF Holding and subsequent to the PBFX Plains Asset Purchase on April 29, 2016, PBF Holding entered into additional commercial agreements with PBFX related to the East Coast Terminals. These agreements have initial terms ranging from approximately three months to five years and include:

•	tank lease agreements, under which PBFX provides tank lease services to PBF Holding at the East Coast Terminals, with MVCs of total aggregate shell capacity; and

•	terminaling service agreements, under which PBFX provides terminaling and other services to PBF Holding at the East Coast Terminals. The terminaling service agreements have no MVCs and are billed based on actual volumes throughput, other than a terminaling services agreement between the East Coast Terminals’ Paulsboro, New Jersey location and PBF Holding with a 15,000 bpd MVC.

Omnibus Agreement

PBF Holding entered into an omnibus agreement by and among PBFX, PBF GP, PBF LLC and PBF Holding at the closing of the PBFX Offering for the provision of executive management services and support for accounting and finance, legal, human resources, information technology, environmental, health and safety, and other administrative functions, as well as (i) PBF LLC’s agreement not to compete with PBFX under certain circumstances, subject to certain exceptions, (ii) PBFX’s right of first offer for ten years to acquire certain logistics assets retained by PBF Energy following the PBFX Offering, including certain logistics assets that PBF LLC or its subsidiaries may construct or acquire in the future, subject to certain exceptions, and (iii) a license to use the PBF Logistics trademark and name.

On August 31, 2016, PBF Holding and PBFX entered into the Fourth Amended and Restated Omnibus Agreement (as amended, the “Omnibus Agreement”) in connection with the TVPC Acquisition resulting in an increase to the annual administrative fee to $4,000.

Services Agreement

In connection with the PBFX Offering, PBF Holding and certain of its subsidiaries entered into an operation and management services and secondment agreement with PBFX Holding, pursuant to which PBF Holding and its subsidiaries provide PBFX with the personnel necessary for PBFX to perform its obligations under the commercial agreements. PBFX reimburses PBF Holding for the use of such employees and the provision of certain infrastructure-related services to the extent applicable to its operations, including storm water discharge and waste water treatment, steam, potable water, access to certain roads and grounds, sanitary sewer access, electrical power, emergency response, filter press, fuel gas, API solids treatment, fire water and compressed air.

On August 31, 2016, PBF Holding and PBFX entered into the Fourth Amended and Restated Services Agreement (as amended, the “Services Agreement”) in connection with the TVPC Acquisition resulting in an increased annual fee of approximately $6,386. As noted in “Note 21—Subsequent Events”, the Services Agreement was further amended in 2017.

The Services Agreement will terminate upon the termination of the Omnibus Agreement, provided that PBFX may terminate any service on 30 days’ notice.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Summary of Transactions with PBFX

A summary of revenue and expense transactions with PBFX is as follows:

	Year Ended December 31,
	2016	2015	2014
Revenues under affiliate agreements:
Services Agreement	$5,121	$4,533	$2,298
Omnibus Agreement	4,805	5,297	3,600
Total expenses under affiliate agreements	175,448	142,102	59,403

The total of revenues under affiliate agreements and expenses under affiliate agreements are included in “Revenues” and “Cost of sales, excluding depreciation”, respectively, in the Company’s statement of operations.

Fuel Strategies International, Inc. Agreement

The Company engaged Fuel Strategies International, Inc, the principal of which is the brother of the former Executive Chairman of the Board of Directors of PBF Energy, to provide consulting services relating to petroleum coke and commercial operations. For the years ended December 31, 2016 and 2015 there were no charges under this agreement. For the year ended December 31, 2014, the Company incurred charges of $588 under this agreement. This agreement has expired and is no longer in force.

Agreements with the Former Executive Chairman of the Board of Directors

The Company has an agreement with the former Executive Chairman of the Board of Directors of PBF Energy, for the use of an airplane that is owned by a company owned by the former Executive Chairman of PBF Energy. The Company pays a charter rate that is the lowest rate this aircraft is chartered to third-parties. For the years ended December 31, 2016, 2015 and 2014, the Company incurred charges of $824, $957 and $1,214, respectively, related to the use of this airplane.

Effective July 1, 2016, PBF Investments LLC entered into a Consulting Services Agreement with the former Executive Chairman of the Board of Directors of PBF Energy for executive consultation with respect to strategic, operational, business and financial matters. Consulting payments made under this agreement were $500 for the year ended December 31, 2016 and payments are expected to be $900 annually through the agreement expiration date of December 31, 2018.

Financial Sponsors

As of December 31, 2013, each of Blackstone and First Reserve, PBF Energy’s financial sponsors, had received the full return of its aggregate amount invested in PBF LLC Series A Units. As a result, pursuant to the amended and restated limited liability company agreement of PBF LLC, the holders of PBF LLC Series B Units are entitled to an interest in the amounts received by Blackstone and First Reserve in excess of their original investment in the form of PBF LLC distributions and from the shares of PBF Energy Class A Common Stock issuable to Blackstone and First Reserve (for their own account and on behalf of the holders of PBF LLC Series B Units) upon an exchange, and the proceeds from the sale of such shares. Such proceeds received by Blackstone and First Reserve are distributed to the holders of the PBF LLC Series B Units in accordance with the distribution percentages specified in the PBF LLC amended and restated limited liability company agreement. The total amount distributed to the PBF LLC Series B Unit holders for the years ended December 31, 2016 , 2015 and 2014 was $6,152, $19,592, and $130,523 respectively.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

13. COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments

The Company leases office space, office equipment, refinery facilities and equipment, and railcars under non-cancelable operating leases, with terms ranging from one to twenty years, subject to certain renewal options as applicable. Total rent expense was $129,768, $126,060, and $98,473 for the years ended December 31, 2016, 2015 and 2014, respectively. The Company is party to agreements which provide for the treatment of wastewater and the supply of hydrogen and steam for certain of its refineries. The Company made purchases of $53,364, $36,139 and $40,444 under these supply agreements for the years ended December 31, 2016, 2015 and 2014, respectively.

The fixed and determinable amounts of the obligations under these agreements and total minimum future annual rentals, exclusive of related costs, are approximately:

Year Ending December 31,
2017	$156,699
2018	139,440
2019	115,482
2020	101,503
2021	59,305
Thereafter	185,875

$758,304

Employment Agreements

PBF Investments (“PBFI”) has entered into amended and restated employment agreements with members of executive management and certain other key personnel that include automatic annual renewals, unless canceled. Under some of the agreements, certain of the executives would receive a lump sum payment of between one and a half to 2.99 times their base salary and continuation of certain employee benefits for the same period upon termination by the Company “Without Cause”, or by the employee “For Good Reason”, or upon a “Change in Control”, as defined in the agreements. Upon death or disability, certain of the Company’s executives, or their estates, would receive a lump sum payment of at least one half of their base salary.

Environmental Matters

The Company’s refineries, pipelines and related operations are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and the compositions of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating the refineries, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

In connection with the Paulsboro refinery acquisition, the Company assumed certain environmental remediation obligations. The Paulsboro environmental liability of $10,792 recorded as of December 31, 2016 ($10,367 as of December 31, 2015) represents the present value of expected future costs discounted at a rate of 8%. At December 31, 2016 the undiscounted liability is $16,655 and the Company expects to make aggregate payments for this liability of $6,591 over the next five years. The current portion of the environmental liability is recorded in Accrued expenses and the non-current portion is recorded in Other long-term liabilities. As of December 31, 2016 and 2015, this liability is self-guaranteed by the Company.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

In connection with the acquisition of the Delaware City assets, Valero Energy Corporation (“Valero”) remains responsible for certain pre-acquisition environmental obligations up to $20,000 and the predecessor to Valero in ownership of the refinery retains other historical obligations.

In connection with the acquisition of the Delaware City assets and the Paulsboro refinery, the Company and Valero purchased ten year, $75,000 environmental insurance policies to insure against unknown environmental liabilities at each site. In connection with the Toledo refinery acquisition, Sunoco, Inc. (R&M) (“Sunoco”) remains responsible for environmental remediation for conditions that existed on the closing date for twenty years from March 1, 2011, subject to certain limitations.

In connection with the acquisition of the Chalmette refinery, the Company obtained $3,936 in financial assurance (in the form of a surety bond) to cover estimated potential site remediation costs associated with an agreed to Administrative Order of Consent with the EPA. The estimated cost assumes remedial activities will continue for a minimum of thirty years. Further, in connection with the acquisition of the Chalmette refinery, the Company purchased a ten year, $100,000 environmental insurance policy to insure against unknown environmental liabilities at the refinery.

As of November 1, 2015, the Company acquired Chalmette Refining, which was in discussions with the Louisiana Department of Environmental Quality (“LDEQ”) to resolve self-reported deviations from refinery operations relating to certain Clean Air Act Title V permit conditions, limits and other requirements. LDEQ commenced an enforcement action against Chalmette Refining on November 14, 2014 by issuing a Consolidated Compliance Order and Notice of Potential Penalty (the “Order”) covering deviations from 2009 and 2010. Chalmette Refining and LDEQ subsequently entered into a dispute resolution agreement, the enforcement of which has been suspended while negotiations are ongoing, which may include the resolution of deviations outside the periods covered by the Order. In February 2017, Chalmette Refining and the LDEQ met to resolve the issues under the Order, including the assessment of an administrative penalty against Chalmette Refining. Although a resolution has not been finalized, the administrative penalty is anticipated to be approximately $700, including beneficial environmental projects. To the extent the administrative penalty exceeds such amount, it is not expected to be material to the Company.

On January 24, 2017, in connection with a Clean Air Act inspection in May 2014 by the EPA to determine compliance with 40 CFR Subpart 68 Chemical Accident Prevention Provisions, EPA notified the Chalmette refinery of its intent to bring an enforcement action on two (2) findings from the audit. No settlement or penalty demand has been received to date. It is reasonably possible that EPA will assess penalties in these matters but any such amount is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

On December 23, 2016, the Delaware City refinery received a Notice of Violation (“NOV”) from DNREC concerning a potential violation of the DNREC order authorizing the shipment of crude oil by barge from the Refinery. The NOV alleges that DCR made shipments to locations other than the Paulsboro refinery in violation of the order and requests certain additional information but no penalties have been assessed at this time. On December 28, 2016, DNREC issued a Coastal Zone Act permit (the “Ethanol Permit”) to DCR allowing the utilization of existing tanks and existing marine loading equipment at their existing facilities to enable denatured ethanol to be loaded from storage tanks to marine vessels and shipped to offsite facilities. On January 13, 2017, the issuance of the Ethanol Permit was appealed by two environmental groups. On February 27, 2017, the Coastal Zone Industrial Board held a public hearing and dismissed the appeal, determining that the appellants did not have standing. The release of the Board decision is pending.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

On February 3, 2011, EPA sent a request for information pursuant to Section 114 of the Clean Air Act to the Paulsboro refinery with respect to compliance with EPA standards governing flaring. The refinery and EPA have recently engaged in discussions regarding a potential settlement. It is reasonably possible that EPA will assess penalties in these but any such amount is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

On February 14, 2017, the New Jersey Department of Environmental Protection (“DNJDEP”) submitted a proposed Administrative Consent Order (“ACO”) which covers air emission violations from 2013 through 2016 and work practice standards that were not subject to an affirmative defense at the Paulsboro refinery (“PRC”). In settlement of the violations, the NJDEP has proposed that PRC pay a civil administrative penalty of $313, which includes $153 for a supplemental environmental project. If the offer is accepted, the remaining $160 shall be remitted by PRC within 30 days of receipt of the offer. This amount is not material to the Company, individually or in the aggregate.

In connection with the acquisition of the Torrance refinery and related logistics assets, the Company assumed certain pre-existing environmental liabilities totaling $142,456 as of December 31, 2016, related to certain environmental remediation obligations to address existing soil and groundwater contamination and monitoring activities, which reflects the current estimated cost of the remediation obligations. The Company expects to make aggregate payments for this liability of $35,677 over the next five years. The current portion of the environmental liability is recorded in Accrued expenses and the non-current portion is recorded in Other long-term liabilities. In addition, in connection with the acquisition of the Torrance refinery and related logistics assets, the Company purchased a ten year, $100,000 environmental insurance policy to insure against unknown environmental liabilities. Furthermore, in connection with the acquisition, the Company assumed responsibility for certain specified environmental matters that occurred prior to the Company’s ownership of the refinery. Specifically, the Company assumed responsibility for specified notices of violation (“NOVs”) issued by the Southern California Air Quality Management District (“SCAQMD”) in various years before the Company’s ownership.

Additionally, subsequent to the acquisition, the Company received further NOVs from the SCAQMD as well as from the City of Torrance and the City of Torrance Fire Department related to alleged operational violations, emission discharges and/or flaring incidents at the refinery. With the exception of one NOV for which a proposed settlement is less than $100, no settlement or penalty demands have been received to date with respect to the other NOVs. As the ultimate outcomes are uncertain, the Company cannot currently estimate the final amount or timing of their resolution. It is reasonably possible that SCAQMD and/or the City of Torrance will assess penalties in these matters but any such amount is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

On February 17, 2017, in Arnold Goldstein, et al. v. Exxon Mobil Corporation, et al., PBF Energy Inc., PBF Energy Company LLC, the Company and the Company’s subsidiaries, PBF Energy Western Region LLC and Torrance Refining Company LLC, and the manager of the Company’s Torrance refinery along with Exxon Mobil Corporation were named as defendants in a class action and representative action complaint filed on behalf of Arnold Goldstein, John Covas, Gisela Janette La Bella and others similarly situated. The complaint was filed in the Superior Court of the State of California, County of Los Angeles and alleges negligence, strict liability, ultrahazardous activity, a continuing private nuisance, a permanent private nuisance, a continuing public nuisance, a permanent public nuisance and trespass resulting from the February 18, 2015 electrostatic precipitator (“ESP”) explosion at the Torrance Refinery which was then owned and operated by Exxon. The operation of the Torrance Refinery by PBF Holding and its affiliated entities subsequent to the Company’s acquisition of the Torrance refinery in July 2016 is also referenced in the complaint. The Company was served with the lawsuit on

PBF HOLDING COMPANY LLC

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March 1, 2017 and has not had an opportunity to evaluate the merits of the plaintiffs’ claims. To the extent that plaintiffs’ claims relate to the ESP explosion, Exxon has retained responsibility for any liabilities that would arise from the lawsuit pursuant to the agreement relating to the acquisition of the Torrance Refinery. The Company cannot currently estimate the amount of its potential liability.

The Company’s operations and many of the products it manufactures are subject to certain specific requirements of the Clean Air Act (the “CAA”) and related state and local regulations. The CAA contains provisions that require capital expenditures for the installation of certain air pollution control devices at the Company’s refineries. Subsequent rule making authorized by the CAA or similar laws or new agency interpretations of existing rules, may necessitate additional expenditures in future years.

In 2010, New York State adopted a Low-Sulfur Heating Oil mandate that, beginning July 1, 2012, requires all heating oil sold in New York State to contain no more than 15 parts per million (“PPM”) sulfur. Since July 1, 2012, other states in the Northeast market began requiring heating oil sold in their state to contain no more than 15 PPM sulfur. Currently, all of the Northeastern states and Washington DC have adopted sulfur controls on heating oil. Most of the Northeastern states will now require heating oil with 15 PPM or less sulfur by July 1, 2018 (except for Pennsylvania and Maryland where 500 PPM sulfur is required). All of the heating oil the Company currently produces meets these specifications. The mandate and other requirements do not currently have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA issued the final Tier 3 Gasoline standards on March 3, 2014 under the Clean Air Act. This final rule establishes more stringent vehicle emission standards and further reduces the sulfur content of gasoline starting in January of 2017. The new standard is set at 10 PPM sulfur in gasoline on an annual average basis starting January 1, 2017, with a credit trading program to provide compliance flexibility. The EPA responded to industry comments on the proposed rule and maintained the per gallon sulfur cap on gasoline at the existing 80 PPM cap. The standards set by the new rule are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA published the final 2014-2016 standards under the Renewable Fuels Standard (“RFS”) late in 2015 and issued final 2017 RFS standards in November 2016. It is not clear that renewable fuel producers will be able to produce the volumes of these fuels required for blending in accordance with the 2017 standards. The final 2017 cellulosic standard is at approximately 135% of the 2016 standard. It is likely that cellulosic RIN production will be lower than needed forcing obligated parties, such as the Company, to purchase cellulosic “waiver credits” to comply in 2017 (the waiver credit option by regulation is only available for the cellulosic standard). The advanced and total renewable RIN requirements were raised (by 7% and 3% respectively) above the original proposed level in May 2016. Production of advanced RINs has been below what is needed for compliance in 2016. Obligated parties, such as the Company, will likely be relying on the nesting feature of the biodiesel RIN to comply with the advanced standard in 2017. While the Company believes that total renewable RIN production will be adequate for 2016 needs, the new 2017 standard will put obligated parties up against the E10 blendwall leaving little flexibility. Compliance in 2017 will likely rely on obligated parties drawing down the supply of excess RINs collectively known as the “RIN bank” and could tighten the RIN market potentially raising RIN prices further. The Company is currently evaluating the final standards, including any possible changes to the program following a new presidential administration, and they may have a material impact on the Company’s cost of compliance with RFS 2.

In addition, on December 1, 2015 the EPA finalized revisions to an existing air regulation concerning Maximum Achievable Control Technologies (“MACT”) for Petroleum Refineries. The regulation requires additional continuous monitoring systems for eligible process safety valves relieving to atmosphere, minimum

PBF HOLDING COMPANY LLC

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flare gas heat (Btu) content, and delayed coke drum vent controls to be installed by January 30, 2019. In addition, a program for ambient fence line monitoring for benzene will need to be implemented by January 30, 2018. The Company is currently evaluating the final standards to evaluate the impact of this regulation, and at this time does not anticipate it will have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA published a Final Rule to the Clean Water Act (“CWA”) Section 316(b) in August 2014 regarding cooling water intake structures, which includes requirements for petroleum refineries. The purpose of this rule is to prevent fish from being trapped against cooling water intake screens (impingement) and to prevent fish from being drawn through cooling water systems (entrainment). Facilities will be required to implement Best Technology Available (BTA) as soon as possible, but state agencies have the discretion to establish implementation time lines. The Company continues to evaluate the impact of this regulation, and at this time does not anticipate it having a material impact on the Company’s financial position, results of operations or cash flows.

As a result of the Torrance Acquisition, the Company is subject to greenhouse gas emission control regulations in the state of California pursuant to Assembly Bill 32 (“AB 32”). AB 32 imposes a statewide cap on greenhouse gas emissions, including emissions from transportation fuels, with the aim of returning the state to 1990 emission levels by 2020. AB32 is implemented through two market mechanisms including the Low Carbon Fuel Standard (“LCFS”) and Cap and Trade. The Company is responsible for the AB 32 obligations related to the Torrance refinery beginning on July 1, 2016 and must purchase emission credits to comply with these obligations. Additionally, in September 2016, the state of California enacted Senate Bill 32 (“SB 32”) which further reduces greenhouse gas emissions targets to 40 percent below 1990 levels by 2030.

However, subsequent to the acquisition, the Company is recovering the majority of these costs from its customers, and as such does not expect this obligation to materially impact the Company’s financial position, results of operations, or cash flows. To the degree there are unfavorable changes to AB 32 or SB 32 regulations or the Company is unable to recover such compliance costs from customers, these regulations could have a material adverse effect on our financial position, results of operations, and liquidity.

The Company is subject to obligations to purchase Renewable Identification Numbers (“RINs”) required to comply with the RFS. In late 2015, the EPA initiated enforcement proceedings against companies it believes produced invalid RINs. On October 13, 2016, the Company and its subsidiaries including, Toledo Refining Company LLC and Delaware City Refining Company LLC were notified by the EPA that its records indicated that these entities used potentially invalid RINs. The EPA directed each of the subsidiaries to resubmit reports to remove the potentially invalid RINs and to replace the invalid RINs with valid RINs with the same D Code. The invalid RINs have been retired and the Company does not expect any settlement with the EPA to resolve this matter to be material.

The Company is also currently subject to certain other existing environmental claims and proceedings. The Company believes that there is only a remote possibility that future costs related to any of these other known contingent liability exposures would have a material impact on its financial position, results of operations or cash flows.

PBF LLC Limited Liability Company Agreement

The holders of limited liability company interests in PBF LLC, including PBF Energy, generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable

PBF HOLDING COMPANY LLC

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income of PBF LLC, regardless of whether such holders receive cash distributions from PBF LLC. PBF Energy ultimately may not receive cash distributions from PBF LLC equal to its share of such taxable income or even equal to the actual tax due with respect to that income. For example, PBF LLC is required to include in taxable income PBF LLC’s allocable share of PBFX’s taxable income and gains (such share to be determined pursuant to the partnership agreement of PBFX), regardless of the amount of cash distributions received by PBF LLC from PBFX, and such taxable income and gains will flow-through to PBF Energy to the extent of its allocable share of the taxable income of PBF LLC. As a result, at certain times, the amount of cash otherwise ultimately available to PBF Energy on account of its indirect interest in PBFX may not be sufficient for PBF Energy to pay the amount of taxes it will owe on account of its indirect interests in PBFX.

Taxable income of PBF LLC generally is allocated to the holders of PBF LLC units (including PBF Energy) pro-rata in accordance with their respective share of the net profits and net losses of PBF LLC. In general, PBF LLC is required to make periodic tax distributions to the members of PBF LLC, including PBF Energy, pro-rata in accordance with their respective percentage interests for such period (as determined under the amended and restated limited liability company agreement of PBF LLC), subject to available cash and applicable law and contractual restrictions (including pursuant to our debt instruments) and based on certain assumptions. Generally, these tax distributions are required to be in an amount equal to our estimate of the taxable income of PBF LLC for the year multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses). If, with respect to any given calendar year, the aggregate periodic tax distributions were less than the actual taxable income of PBF LLC multiplied by the assumed tax rate, PBF LLC is required to make a “true up” tax distribution, no later than March 15 of the following year, equal to such difference, subject to the available cash and borrowings of PBF LLC. PBF LLC obtains funding to pay its tax distributions by causing PBF Holding to distribute cash to PBF LLC and from distributions it receives from PBFX.

Tax Receivable Agreement

PBF Energy (the Company’s indirect parent) entered into a tax receivable agreement with the PBF LLC Series A and PBF LLC Series B Unit holders (the “Tax Receivable Agreement”) that provides for the payment by PBF Energy to such persons of an amount equal to 85% of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) increases in tax basis, as described below, and (ii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For purposes of the Tax Receivable Agreement, the benefits deemed realized by PBF Energy will be computed by comparing the actual income tax liability of PBF Energy (calculated with certain assumptions) to the amount of such taxes that PBF Energy would have been required to pay had there been no increase to the tax basis of the assets of PBF LLC as a result of purchases or exchanges of PBF LLC Series A Units for shares of PBF Energy’s Class A common stock and had PBF Energy not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless: (i) PBF Energy exercises its right to terminate the Tax Receivable Agreement, (ii) PBF Energy breaches any of its material obligations under the Tax Receivable Agreement or (iii) certain changes of control occur, in which case all obligations under the Tax Receivable Agreement will generally be accelerated and due as calculated under certain assumptions.

The payment obligations under the Tax Receivable Agreement are obligations of PBF Energy and not of PBF LLC or PBF Holding. In general, PBF Energy expects to obtain funding for these annual payments from PBF LLC, primarily through tax distributions, which PBF LLC makes on a pro-rata basis to its owners. Such owners include PBF Energy, which holds a 96.5% and 95.1% interest in PBF LLC as of December 31, 2016 and

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

December 31, 2015, respectively. PBF LLC obtains funding to pay its tax distributions by causing PBF Holding to distribute cash to PBF LLC and from distributions it receives from PBFX.

14. EQUITY STRUCTURE

PBF Holding has no common stock outstanding. As of December 31, 2016, 100% of the membership interests of PBF Holding were owned by PBF LLC, and PBF Finance had 100 shares of common stock outstanding, all of which were held by PBF Holding. The following sections represent the equity structure of the Company’s indirect and direct parents, PBF Energy and PBF LLC, respectively.

Class A Common Stock

Holders of Class A common stock are entitled to receive dividends when and if declared by the Board of Directors of PBF Energy out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Upon PBF Energy’s dissolution or liquidation or the sale of all or substantially all of the assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Class A common stock will be entitled to receive pro rata remaining assets available for distribution. Holders of shares of Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Class B Common Stock

Holders of shares of Class B common stock are entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each PBF LLC Series A Unit beneficially owned by such holder. Accordingly, the members of PBF LLC other than PBF Energy collectively have a number of votes in PBF Energy that is equal to the aggregate number of PBF LLC Series A Units that they hold.

Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by applicable law.

Holders of Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of PBF Energy.

Preferred Stock

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors.

PBF LLC Capital Structure

PBF LLC Series A Units

The allocation of profits and losses and distributions to PBF LLC Series A unit holders is governed by the Limited Liability Company Agreement of PBF LLC. These allocations are made on a pro rata basis with PBF LLC Series C Units. PBF LLC Series A unit holders do not have voting rights.

PBF LLC Series B Units

The PBF LLC Series B Units are intended to be “profit interests” within the meaning of Revenue Procedures 93-27 and 2001-43 of the Internal Revenue Service and have a stated value of zero at issuance. The

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

PBF LLC Series B Units are held by certain of the Company’s current and former officers, have no voting rights and are designed to increase in value only after the Company’s financial sponsors achieve certain levels of return on their investment in PBF LLC Series A Units. Accordingly, the amounts paid to the holders of PBF LLC Series B Units, if any, will reduce only the amounts otherwise payable to the PBF LLC Series A Units held by the Company’s financial sponsors, and will not reduce or otherwise impact any amounts payable to PBF Energy (the holder of PBF LLC Series C Units), the holders of PBF Energy’s Class A common stock or any other holder of PBF LLC Series A Units. The maximum number of PBF LLC Series B Units authorized to be issued is 1,000,000.

PBF LLC Series C Units

The PBF LLC Series C Units rank on a parity with the PBF LLC Series A Units as to distribution rights, voting rights and rights upon liquidation, winding up or dissolution. PBF LLC Series C Units are held solely by PBF Energy.

Noncontrolling Interest

Subsequent to the Chalmette Acquisition, PBF Holding recorded noncontrolling interest in two subsidiaries of Chalmette Refining. PBF Holding, through Chalmette Refining, owns an 80% ownership interest in both Collins Pipeline Company and T&M Terminal Company. The Company recorded earnings related to the noncontrolling interest in these subsidiaries of $269 and $274 for the years ended December 31, 2016 and December 31, 2015, respectively.

15. STOCK-BASED COMPENSATION

Stock-based compensation expense included in general and administrative expenses consisted of the following:

	Years Ended December 31,
	2016	2015	2014
PBF LLC Series A Unit compensatory warrants and options	$—	$—	$522
PBF Energy options	11,020	7,528	4,343
PBF Energy restricted shares	7,276	1,690	1,230

	$18,296	$9,218	$6,095

PBF LLC Series A warrants and options

PBF LLC granted compensatory warrants to employees of the Company in connection with their purchase of Series A units in PBF LLC. The warrants grant the holder the right to purchase PBF LLC Series A Units. One-quarter of the PBF LLC Series A compensatory warrants were exercisable at the date of grant and the remaining three-quarters become exercisable over equal annual installments on each of the first three anniversaries of the grant date subject to acceleration in certain circumstances. They are exercisable for ten years from the date of grant. The remaining warrants became fully exercisable in connection with the initial public offering of PBF Energy.

In addition, options to purchase PBF LLC Series A units were granted to certain employees, management and directors. Options vest over equal annual installments on each of the first three anniversaries of the grant date subject to acceleration in certain circumstances. The options are exercisable for ten years from the date of grant.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The Company did not issue PBF LLC Series A Units compensatory warrants or options in 2016, 2015 or 2014.

The following table summarizes activity for PBF LLC Series A compensatory warrants and options for the years ended December 31, 2016, 2015 and 2014:

	Number of PBF LLC Series A Compensatory Warrants and Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Stock Based Compensation, Outstanding at January 1, 2014	841,079	$10.52	7.40
Exercised	(32,934)	10.00	—
Forfeited	(6,666)	11.59	—

Outstanding at December 31, 2014	801,479	$10.53	6.41
Exercised	(160,700)	10.28	—

Outstanding at December 31, 2015	640,779	$10.59	5.46
Exercised	(27,833)	10.00	—

Outstanding at December 31, 2016	612,946	$10.62	4.47
Exercisable and vested at December 31, 2016	612,946	$10.62	4.47
Exercisable and vested at December 31, 2015	640,779	$10.59	5.46
Exercisable and vested at December 31, 2014	753,985	$10.41	6.34
Expected to vest at December 31, 2016	612,946	$10.62	4.47

The total intrinsic value of stock options both outstanding and exercisable at December 31, 2016, was $10,577. The total intrinsic value of stock options exercised during the years ended December 31, 2016, 2015, and 2014 was $461, $3,452, and $618, respectively.

There was no unrecognized compensation expense related to PBF LLC Series A warrants and options at December 31, 2016 and December 31, 2015.

Prior to 2014, members of management of the Company had also purchased an aggregate of 2,740,718 non-compensatory Series A warrants in PBF LLC with an exercise price of $10.00 per unit, all of which were immediately exercisable. There were no non-compensatory warrants exercised during the year ended December 31, 2016 (24,000 non-compensatory warrants were exercised at December 31, 2015). At December 31, 2016 and 2015, there were 32,719 non-compensatory warrants outstanding, respectively.

PBF LLC Series B Units

PBF LLC Series B Units were issued and allocated to certain members of management during the years ended December 31, 2011 and 2010. One-quarter of the PBF LLC Series B Units vested at the time of grant and the remaining three-quarters vested in equal annual installments on each of the first three anniversaries of the grant date, subject to accelerated vesting upon certain events. The Series B Units fully vested during the year ended December 31, 2013. There was no activity in the Series B units for the years ended December 31, 2016, 2015 or 2014.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

PBF Energy options and restricted stock

PBF Energy grants awards of its Class A common stock under the 2012 Equity Incentive Plan which authorizes the granting of various stock and stock-related awards to directors, employees, prospective employees and non-employees. Awards include options to purchase shares of Class A common stock and restricted Class A common stock that vest over a period determined by the plan.

A total of 360,820, 247,720 and 30,348 shares of restricted Class A common stock were granted to certain directors, employees and management of the Company as of December 31, 2016, 2015 and 2014, respectively. The PBF Energy options and restricted Class A common stock vest in equal annual installments on each of the first four anniversaries of the grant date subject to acceleration in certain circumstances. The options are exercisable for ten years from the date of grant.

The estimated fair value of PBF Energy options granted during the years ended December 31, 2016, 2015 and 2014 was determined using the Black-Scholes pricing model with the following weighted average assumptions:

	December 31, 2016	December 31, 2015	December 31, 2014
Expected life (in years)	6.25	6.25	6.25
Expected volatility	39.7%	38.4%	52.0%
Dividend yield	4.73%	3.96%	4.82%
Risk-free rate of return	1.42%	1.58%	1.80%
Exercise price	$26.18	$30.28	$24.78

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The following table summarizes activity for PBF Energy options for the years ended December 31, 2016, 2015 and 2014.

	Number of PBF Energy Class A Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Stock-based awards, outstanding at January 1, 2014	1,320,000	$26.97	9.33

Granted	1,135,000	24.78	10.00
Exercised	—	—	—
Forfeited	(53,125)	25.44	—

Outstanding at December 31, 2014	2,401,875	$25.97	8.67

Granted	1,899,500	30.28	10.00
Exercised	(30,000)	25.79	—
Forfeited	(15,000)	26.38	—

Outstanding at December 31, 2015	4,256,375	$27.89	8.32

Granted	1,792,000	$26.18	10.00
Exercised	(11,250)	25.86	—
Forfeited	(66,500)	28.74	—

Outstanding at December 31, 2016	5,970,625	$27.37	8.02

Exercisable and vested at December 31, 2016	2,271,375	$27.23	7.21
Exercisable and vested at December 31, 2015	1,136,250	$26.22	7.61
Exercisable and vested at December 31, 2014	485,000	$26.66	8.21
Expected to vest at December 31, 2016	5,970,625	$27.37	8.02

The total estimated fair value of PBF Energy options granted in 2016 and 2015 was $11,346 and $14,512 and the weighted average per unit fair value was $6.33 and $7.64. The total intrinsic value of stock options outstanding and exercisable at December 31, 2016, was $11,676 and $3,914, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2016 and 2015 was $5 and $133, respectively.

Unrecognized compensation expense related to PBF Energy options at December 31, 2016 was $21,323, which will be recognized from 2017 through 2020.

16. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company’s defined contribution plan covers all employees. Employees are eligible to participate as of the first day of the month following 30 days of service. Participants can make basic contributions up to 50 percent of their annual salary subject to Internal Revenue Service limits. The Company matches participants’ contributions at the rate of 200 percent of the first 3 percent of each participant’s total basic contribution based on the participant’s total annual salary. The Company’s contribution to the qualified defined contribution plans was $19,746, $12,753 and $11,364 for the years ended December 31, 2016, 2015 and 2014, respectively.

Defined Benefit and Post-Retirement Medical Plans

The Company sponsors a noncontributory defined benefit pension plan (the “Qualified Plan”) with a policy to fund pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Act of 1974 (“ERISA”) and Federal income tax laws. In addition, the Company sponsors a supplemental pension plan covering certain employees, which provides incremental payments that would have been payable from the Company’s principal pension plan, were it not for limitations imposed by income tax regulations (the “Supplemental Plan”). The funded status is measured as the difference between plan assets at fair value and the projected benefit obligation which is to be recognized in the balance sheet. The plan assets and benefit obligations are measured as of the balance sheet date.

The non-union Delaware City employees and all Paulsboro, Toledo, Chalmette and Torrance employees became eligible to participate in the Company’s defined benefit plans as of the respective acquisition dates. The union Delaware City employees became eligible to participate in the Company’s defined benefit plans upon commencement of normal operations. The Company did not assume any of the employees’ pension liability accrued prior to the respective acquisitions.

The Company formed the Post-Retirement Medical Plan on December 31, 2010 to provide health care coverage continuation from date of retirement to age 65 for qualifying employees associated with the Paulsboro acquisition. The Company credited the qualifying employees with their prior service under Valero which resulted in the recognition of a liability for the projected benefit obligation. The Post-Retirement Medical Plan was amended during 2013 to include all corporate employees, amended in 2014 to include Delaware City and Toledo employees, amended in 2015 to include Chalmette employees and amended in 2016 to include Torrance employees.

The changes in the benefit obligation, the changes in fair value of plan assets, and the funded status of the Company’s Pension and Post-Retirement Medical Plans as of and for the years ended December 31, 2016 and 2015 were as follows:

	Pension Plans		Post-Retirement Medical Plan
	2016	2015	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of year	$100,011	$81,098	$17,729	$14,740
Service cost	36,359	24,298	1,047	967
Interest cost	3,096	2,974	528	558
Plan amendments	—	—	2,524	1,533
Benefit payments	(3,449)	(2,231)	(575)	(381)
Actuarial loss (gain)	(509)	(6,128)	1,487	312

Projected benefit obligation at end of year	$135,508	$100,011	$22,740	$17,729

Change in plan assets:
Fair value of plan assets at beginning of year	$57,502	$40,956	$—	$—
Actual return on plan assets	3,995	(13)	—	—
Benefits paid	(3,449)	(2,231)	(575)	(381)
Employer contributions	17,319	18,790	575	381

Fair value of plan assets at end of year	$75,367	$57,502	$—	$—

Reconciliation of funded status:
Fair value of plan assets at end of year	$75,367	$57,502	$—	$—
Less benefit obligations at end of year	135,508	100,011	22,740	17,729

Funded status at end of year	$(60,141)	$(42,509)	$(22,740)	$(17,729)

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The accumulated benefit obligations for the Company’s Pension Plans exceed the fair value of the assets of those plans at December 31, 2016 and 2015. The accumulated benefit obligation for the defined benefit plans approximated $108,838 and $80,897 at December 31, 2016 and 2015, respectively.

Benefit payments, which reflect expected future services, that the Company expects to pay are as follows for the years ended December 31:

	Pension Benefits	Post-Retirement Medical Plan
2017	$12,307	$1,202
2018	8,873	1,389
2019	11,027	1,653
2020	13,067	1,910
2021	16,079	2,018
Years 2022-2026	114,382	10,438

The Company’s funding policy for its defined benefit plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plans, tax consequences, the cash flow generated by the Company and other factors. The Company plans to contribute approximately $36,300 to the Company’s Pension Plans during 2017.

The components of net periodic benefit cost were as follows for the years ended December 31, 2016, 2015 and 2014:

	Pension Benefits			Post-Retirement Medical Plan
	2016	2015	2014	2016	2015	2014
Components of net period benefit cost:
Service cost	$36,359	$24,298	$19,407	$1,047	$967	$1,099
Interest cost	3,096	2,974	2,404	528	558	520
Expected return on plan assets	(4,681)	(3,422)	(2,156)	—	—	—
Amortization of prior service cost	53	53	39	541	326	258
Amortization of actuarial loss (gain)	1,043	1,228	1,033	—	—	(4)

Net periodic benefit cost	$35,870	$25,131	$20,727	$2,116	$1,851	$1,873

The pre-tax amounts recognized in other comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Pension Benefits			Post-Retirement Medical Plan
	2016	2015	2014	2016	2015	2014
Prior service costs (credits)	$—	$—	$529	$2,524	$1,533	$3,911
Net actuarial loss (gain)	176	(2,220)	8,151	1,487	312	1,201
Amortization of losses and prior service cost	(1,096)	(1,281)	(1,072)	(541)	(326)	(255)

Total changes in other comprehensive loss (income)	$(920)	$(3,501)	$7,608	$3,470	$1,519	$4,857

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The pre-tax amounts in accumulated other comprehensive loss as of December 31, 2016 and 2015 that have not yet been recognized as components of net periodic costs were as follows:

	Pension Benefits		Post-Retirement Medical Plan
	2016	2015	2016	2015
Prior service (costs) credits	$(476)	$(529)	$(5,983)	$(3,999)
Net actuarial (loss) gain	(18,975)	(19,841)	(1,878)	(391)

Total	$(19,451)	$(20,370)	$(7,861)	$(4,390)

The following pre-tax amounts included in accumulated other comprehensive loss as of December 31, 2016 are expected to be recognized as components of net period benefit cost during the year ended December 31, 2017:

	Pension Benefits	Post-Retirement Medical Plan
Amortization of prior service (costs) credits	$(53)	$(646)
Amortization of net actuarial (loss) gain	(452)	—

Total	$(505)	$(646)

The weighted average assumptions used to determine the benefit obligations as of December 31, 2016 and 2015 were as follows:

	Qualified Plan		Supplemental Plan		Post-Retirement Medical Plan
	2016	2015	2016	2015	2016	2015
Discount rate - benefit obligations	4.07%	4.17%	4.08%	4.22%	3.68%	3.76%
Rate of compensation increase	4.81%	4.81%	5.50%	5.50%	—	—

The weighted average assumptions used to determine the net periodic benefit costs for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Qualified Plan			Supplemental Plan			Post-Retirement Medical Plan
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Discount rates:
Effective rate for service cost	4.15%	4.25%	4.55%	4.17%	4.30%	4.55%	4.10%	4.32%	4.55%
Effective rate for interest cost	3.38%	3.31%	4.55%	3.20%	3.16%	4.55%	3.11%	3.09%	4.55%
Effective rate for interest on service cost	3.59%	3.51%	4.55%	3.63%	3.37%	4.55%	3.84%	4.04%	4.55%
Expected long-term rate of return on plan assets	7.00%	7.00%	6.70%	—	—	—	—	—	—
Rate of compensation increase	4.81%	4.81%	4.64%	5.50%	5.50%	4.64%	—	—	—

The assumed health care cost trend rates as of December 31, 2016 and 2015 were as follows:

	Post-Retirement Medical Plan
	2016	2015
Health care cost trend rate assumed for next year	6.1%	6.1%
Rate to which the cost trend rate was assumed to decline (the ultimate trend rate)	4.5%	4.5%
Year that the rate reached the ultimate trend rate	2038	2038

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Assumed health care costs trend rates have a significant effect on the amounts reported for retiree health care plans. A one percentage-point change in assumed health care costs trend rates would have the following effects on the medical post-retirement benefits:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$14	$(13)
Effect on accumulated post-retirement benefit obligation	388	(367)

The table below presents the fair values of the assets of the Company’s Qualified Plan as of December 31, 2016 and 2015 by level of fair value hierarchy. Assets categorized in Level 2 of the hierarchy consist of collective trusts and are measured at fair value based on the closing net asset value (“NAV”) as determined by the fund manager and reported daily. As noted above, the Company’s post retirement medical plan is funded on a pay-as-you-go basis and has no assets.

	Fair Value Measurements Using NAV as Practical Expedient (Level 2)
	December 31,
	2016	2015
Equities:
Domestic equities	$23,451	$17,660
Developed international equities	10,736	8,320
Emerging market equities	5,164	4,017
Global low volatility equities	6,360	4,930
Fixed-income	29,576	22,495
Cash and cash equivalents	80	80

Total	$75,367	$57,502

The Company’s investment strategy for its Qualified Plan is to achieve a reasonable return on assets that supports the plan’s interest credit rating, subject to a moderate level of portfolio risk that provides liquidity. Consistent with these financial objectives as of December 31, 2016, the plan’s target allocations for plan assets are 60% invested in equity securities and 40% fixed income investments. Equity securities include international stocks and a blend of U.S. growth and value stocks of various sizes of capitalization. Fixed income securities include bonds and notes issued by the U.S. government and its agencies, corporate bonds, and mortgage-backed securities. The aggregate asset allocation is reviewed on an annual basis.

The overall expected long-term rate of return on plan assets for the Qualified Plan is based on the Company’s view of long-term expectations and asset mix.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

17. REVENUES

The following table provides information relating to the Company’s revenues from external customers for each product or group of similar products for the periods:

	Year Ended December 31,
	2016	2015	2014
Gasoline and distillates	$14,017,350	$11,553,716	$17,050,096
Asphalt and blackoils	699,966	536,496	706,494
Chemicals	554,392	452,304	739,096
Feedstocks and other	376,471	315,042	922,003
Lubricants	260,358	266,371	410,466

Total Revenues	$15,908,537	$13,123,929	$19,828,155

18. INCOME TAXES

PBF Holding is a limited liability company treated as a “flow-through” entity for income tax purposes. Accordingly, there is generally no benefit or provision for federal or state income tax in the PBF Holding financial statements apart from the income tax attributable to two subsidiaries acquired in connection with the acquisition of Chalmette Refining in the fourth quarter of 2015 and its wholly-owned Canadian subsidiary, PBF Energy Limited (“PBF Ltd.”). The two subsidiaries acquired in connection with the Chalmette Acquisition are treated as C-Corporations for income tax purposes.

The two acquired subsidiaries incurred $1,378 and $648 of income tax expense for the years ended December 31, 2016 and 2015. For the year ended December 31, 2016, PBF Holding incurred an income tax benefit in its income statement of $8,412, attributable to PBF Ltd. During the preparation of the financial statements for the first quarter of 2016, management determined that the deferred income tax liabilities for PBF Ltd. were understated for prior periods. As of and for the three months ended March 31, 2016, the Company incurred $30,602 of deferred tax expense and $121 of current tax expense relating to a correction of prior periods which increased the recorded deferred and current tax liabilities by $30,602 and $121, respectively. This correction of prior periods did not impact the results for the fourth quarter of 2016.

19. FAIR VALUE MEASUREMENTS

The tables below present information about the Company’s financial assets and liabilities measured and recorded at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2016 and 2015.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

We have elected to offset the fair value amounts recognized for multiple derivative contracts executed with the same counterparty; however, fair value amounts by hierarchy level are presented on a gross basis in the tables below. We have posted cash margin with various counterparties to support hedging and trading activities. The cash margin posted is required by counterparties as collateral deposits and cannot be offset against the fair value of open contracts except in the event of default. We have no derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

	As of December 31, 2016
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter- party Netting	Net Carrying Value on Balance Sheet
	Level 1	Level 2	Level 3
Assets:
Money market funds	$342,837	$—	$—	$342,837	N/A	$342,837
Commodity contracts	948	35	—	983	(983)	—
Derivatives included with inventory intermediation agreement obligations	—	6,058	—	6,058	—	6,058
Liabilities:
Commodity contracts	859	3,548	84	4,491	(983)	3,508
Catalyst lease obligations	—	45,969	—	45,969	—	45,969

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total Gross Fair Value	Effect of Counter- party Netting	Net Carrying Value on Balance Sheet
Assets:
Money market funds	$631,280	$—	$—	$631,280	N/A	$631,280
Commodity contracts	63,810	31,256	3,543	98,609	(52,482)	46,127
Derivatives included with inventory intermediation arrangement	—	35,511	—	35,511	—	35,511
Liabilities:
Commodity contracts	49,960	2,522	—	52,482	(52,482)	—
Catalyst lease obligations	—	31,802	—	31,802	—	31,802

The valuation methods used to measure financial instruments at fair value are as follows:

•	Money market funds categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices and included within cash and cash equivalents.

•	The commodity contracts categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted prices in an active market. The commodity contracts categorized in Level 2 of the fair value hierarchy are measured at fair value using a market approach based upon future commodity prices for similar instruments quoted in active markets.

•	The commodity contracts categorized in Level 3 of the fair value hierarchy consist of commodity price swap contracts that relate to forecasted purchases of crude oil for which quoted forward market prices are not readily available due to market illiquidity. The forward price used to value these swaps was derived using broker quotes, prices from other third party sources and other available market based data.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

•	The derivatives included with inventory supply arrangement obligations, derivatives included with inventory intermediation agreement obligations and the catalyst lease obligations are categorized in Level 2 of the fair value hierarchy and are measured at fair value using a market approach based upon commodity prices for similar instruments quoted in active markets.

Non-qualified pension plan assets are measured at fair value using a market approach based on published net asset values of mutual funds as a practical expedient. As of December 31, 2016 and 2015, $9,440 and $9,325, respectively, were included within Deferred charges and other assets, net for these non-qualified pension plan assets.

The table below summarizes the changes in fair value measurements of commodity contracts categorized in Level 3 of the fair value hierarchy:

	Year Ended December 31,
	2016	2015
Balance at beginning of period	$3,543	$1,521
Purchases	—	—
Settlements	(1,149)	(15,222)
Unrealized (gain) loss included in earnings	(2,478)	17,244
Transfers into Level 3	—	—
Transfers out of Level 3	—	—

Balance at end of period	$(84)	$3,543

There were no transfers between levels during the years ended December 31, 2016 and 2015, respectively.

Fair value of debt

The table below summarizes the fair value and carrying value as of December 31, 2016 and 2015.

	December 31, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Senior Secured Notes due 2020 (a)	$670,867	$696,098	$669,644	$706,246
Senior Secured Notes due 2023 (a)	500,000	498,801	500,000	492,452
Revolving Loan (b)	350,000	350,000	—	—
PBF Rail Term Loan (b)	35,000	35,000	—	—
Rail Facility (b)	—	—	67,491	67,491
Catalyst leases (c)	45,969	45,969	31,802	31,802

	1,601,836	1,625,868	1,268,937	1,297,991
Less - Current maturities	—	—	—	—
Less - Unamortized deferred financing costs	$25,277	n/a	$32,217	n/a

Long-term debt	$1,576,559	$1,625,868	$1,236,720	$1,297,991

(a)	The estimated fair value, categorized as a Level 2 measurement, was calculated based on the present value of future expected payments utilizing implied current market interest rates based on quoted prices of the Senior Secured Notes.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

(b)	The estimated fair value approximates carrying value, categorized as a Level 2 measurement, as these borrowings bear interest based upon short-term floating market interest rates.
(c)	Catalyst leases are valued using a market approach based upon commodity prices for similar instruments quoted in active markets and are categorized as a Level 2 measurement. The Company has elected the fair value option for accounting for its catalyst lease repurchase obligations as the Company’s liability is directly impacted by the change in fair value of the underlying catalyst.

20. DERIVATIVES

The Company uses derivative instruments to mitigate certain exposures to commodity price risk. The Company’s expired crude supply agreements contained purchase obligations for certain volumes of crude oil and other feedstocks. In addition, the Company entered into Inventory Intermediation Agreements that contain purchase obligations for certain volumes of intermediates and refined products. The purchase obligations related to crude oil, feedstocks, intermediates and refined products under these agreements are derivative instruments that have been designated as fair value hedges in order to hedge the commodity price volatility of certain refinery inventory. The fair value of these purchase obligation derivatives is based on market prices of the underlying crude oil and refined products. The level of activity for these derivatives is based on the level of operating inventories.

As of December 31, 2016, there were no barrels (no barrels at December 31, 2015) of crude oil and feedstocks outstanding under these derivative instruments designated as fair value hedges and no barrels (no barrels at December 31, 2015) outstanding under these derivative instruments not designated as hedges. As of December 31, 2016, there were 2,942,348 barrels of intermediates and refined products (3,776,011 barrels at December 31, 2015) outstanding under these derivative instruments designated as fair value hedges and no barrels (no barrels at December 31, 2015) outstanding under these derivative instruments not designated as hedges. These volumes represent the notional value of the contract.

The Company also enters into economic hedges primarily consisting of commodity derivative contracts that are not designated as hedges and are used to manage price volatility in certain crude oil and feedstock inventories as well as crude oil, feedstock, and refined product sales or purchases. The objective in entering into economic hedges is consistent with the objectives discussed above for fair value hedges. As of December 31, 2016, there were 5,950,000 barrels of crude oil and 2,831,000 barrels of refined products (39,577,000 and 4,599,136, respectively, as of December 31, 2015), outstanding under short and long term commodity derivative contracts not designated as hedges representing the notional value of the contracts.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The following tables provide information about the fair values of these derivative instruments as of December 31, 2016 and December 31, 2015 and the line items in the consolidated balance sheet in which the fair values are reflected.

Description	Balance Sheet Location	Fair Value Asset/(Liability)
Derivatives designated as hedging instruments:
December 31, 2016:
Derivatives included with the inventory intermediation agreement obligations	Accrued expenses	$6,058
December 31, 2015:
Derivatives included with the inventory intermediation agreement obligations	Accrued expenses	$35,511
Derivatives not designated as hedging instruments:
December 31, 2016:
Commodity contracts	Accrued expenses	$3,508
December 31, 2015:
Commodity contracts	Accounts receivable	$46,127

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

The following tables provide information about the gains or losses recognized in income on these derivative instruments and the line items in the consolidated financial statements in which such gains and losses are reflected.

Description	Location of Gain or (Loss) Recognized in Income on Derivatives	Gain or (Loss) Recognized in Income on Derivatives
Derivatives designated as hedging instruments:
For the year ended December 31, 2016:
Derivatives included with inventory supply arrangement obligations	Cost of sales	$—
Derivatives included with the inventory intermediation agreement obligations	Cost of sales	$(29,453)
For the year ended December 31, 2015:
Derivatives included with inventory supply arrangement obligations	Cost of sales	$(4,251)
Derivatives included with the inventory intermediation agreement obligations	Cost of sales	$(59,323)
For the year ended December 31, 2014
Derivatives included with inventory supply arrangement obligations	Cost of sales	$4,428
Derivatives included with the inventory intermediation agreement obligations	Cost of sales	$88,818
Derivatives not designated as hedging instruments:
For the year ended December 31, 2016:
Commodity contracts	Cost of sales	$(55,557)
For the year ended December 31, 2015:
Commodity contracts	Cost of sales	$32,416
For the year ended December 31, 2014
Commodity contracts	Cost of sales	$146,016

Hedged items designated in fair value hedges:
For the year ended December 31, 2016:
Crude oil and feedstock inventory	Cost of sales	$—
Intermediate and refined product inventory	Cost of sales	$29,453
For the year ended December 31, 2015:
Crude oil and feedstock inventory	Cost of sales	$4,251
Intermediate and refined product inventory	Cost of sales	$59,323
For the year ended December 31, 2014
Crude oil and feedstock inventory	Cost of sales	$(4,428)
Intermediate and refined product inventory	Cost of sales	$(88,818)

The Company had no ineffectiveness related to the fair value hedges as of December 31, 2016, 2015, 2014.

21. SUBSEQUENT EVENTS

Dividend Declared

On February 16, 2017, PBF Energy, PBF Holding’s indirect parent, announced a dividend of $0.30 per share on outstanding Class A common stock. The dividend is payable on March 13, 2017 to Class A common stockholders of record at the close of business on February 27, 2017.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Contribution Agreement

On February 15, 2017, PBF LLC entered into a contribution agreement with PBFX pursuant to which PBF LLC has agreed to contribute to PBFX all of the issued and outstanding limited liability company interests of Paulsboro Natural Gas Pipeline Company LLC (“PNGPC”), a wholly-owned subsidiary of PBF Holding. PNGPC owns and operates an existing interstate natural gas pipeline that originates in Delaware County, Pennsylvania, and terminates at the delivery point to PBF Holding’s Paulsboro Refinery. PNGPC has Federal Energy Regulatory Commission (“FERC”) approval for, and is in the process of constructing, a new 24” pipeline (the “New Pipeline”) to replace the existing pipeline, which will be abandoned. In consideration for the PNGPC limited liability company interests, at closing, PBFX delivered (i) an intercompany promissory note in an amount to be determined based on the amounts expended through the closing date with respect to the New Pipeline and the abandonment of the existing line, (ii) an expansion rights and right of first refusal agreement in favor of PBF LLC with respect to the New Pipeline and (iii) an assignment and assumption agreement with respect to certain outstanding litigation involving PNGPC and the existing pipeline. The transaction closed on February 28, 2017.

Storage Services Agreement

On February 15, 2017, the Company entered into a ten-year storage services agreement (the “Chalmette Storage Agreement”) with PBFX’s wholly-owned subsidiary, PBFX Operating Company (“PBFX Op Co”), under which PBFX, through PBFX Op Co, will provide storage services to the Company upon the earlier of November 1, 2017 and the completion of construction of a new tank at the Company’s Chalmette refinery. PBFX Op Co and Chalmette Refining have entered into a twenty-year lease for the premises upon which the tank will be located and a project management agreement pursuant to which Chalmette Refining will manage the construction of the tank.

Services Agreement

On February 28, 2017, PBFX entered into the Fifth Amended and Restated Services Agreement (as amended, the “Services Agreement”) with the Company and certain of its subsidiaries in connection with PNGPC contribution agreement and the Chalmette Storage Agreement. The Services Agreement incorporates the PNGPC natural gas pipeline and the Chalmette storage tank into its provisions and increases the annual fee to be paid to PBF Holding from $6,386 to $6,700 and includes an interim monthly fee with respect to PNGPC’s existing pipeline. All annual fees to be paid pursuant to the Services Agreement are indexed for inflation.

22. CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

PBF Services Company, Delaware City Refining Company LLC, PBF Power Marketing LLC, Paulsboro Refining Company LLC, Paulsboro Natural Gas Pipeline Company LLC, Toledo Refining Company LLC, Chalmette Refining, L.L.C., PBF Western Region LLC, Torrance Refining Company LLC, Torrance Logistics Company LLC and PBF Investments LLC are 100% owned subsidiaries of PBF Holding and serve as guarantors of the obligations under the Senior Secured Notes. These guarantees are full and unconditional and joint and several. For purposes of the following footnote, PBF Holding is referred to as “Issuer”. The indentures dated February 9, 2012 and November 24, 2015, among PBF Holding, PBF Finance, the guarantors party thereto and Wilmington Trust, National Association, governs subsidiaries designated as “Guarantor Subsidiaries”. PBF Energy Limited, PBF Transportation Company LLC, PBF Rail Logistics Company LLC, MOEM Pipeline LLC, Collins Pipeline Company, T&M Terminal Company, TVP Holding Company LLC (“TVP Holding”), Torrance Basin Pipeline Company LLC and Torrance Pipeline Company LLC are consolidated subsidiaries of the Company that are not guarantors of the Senior Secured Notes. Additionally, our 50% equity investment in

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

Torrance Valley Pipeline Company, held by TVP Holding is included in our Non-Guarantor financial position and results of operations and cash flows as TVP Holding is not a guarantor of the Senior Secured Notes.

The Senior Secured Notes were co-issued by PBF Finance. For purposes of the following footnote, PBF Finance is referred to as “Co-Issuer.” The Co-Issuer has no independent assets or operations.

The following supplemental combining and condensed consolidating financial information reflects the Issuer’s separate accounts, the combined accounts of the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s consolidated accounts for the dates and periods indicated. For purposes of the following combining and consolidating information, the Issuer’s investment in its subsidiaries and the Guarantor subsidiaries’ investments in their subsidiaries are accounted for under the equity method of accounting.

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

22. CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONSOLIDATING BALANCE SHEET

	December 31, 2016
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$530,085	$56,717	$41,366	$(1,463)	$626,705
Accounts receivable	599,147	7,999	8,735	—	615,881
Accounts receivable—affiliate	2,432	4,504	695	—	7,631
Inventories	1,680,058	—	183,502	—	1,863,560
Prepaid expense and other current assets	27,443	12,933	160	—	40,536
Due from related parties	24,141,120	21,883,569	4,692,799	(50,717,488)	—

Total current assets	26,980,285	21,965,722	4,927,257	(50,718,951)	3,154,313
Property, plant and equipment, net	33,772	2,452,877	242,050	—	2,728,699
Investment in subsidiaries	705,034	440,377	—	(1,145,411)	—
Investment in equity method investee	—	—	179,882	—	179,882
Deferred charges and other assets, net	12,317	491,673	13	—	504,003

Total assets	$27,731,408	$25,350,649	$5,349,202	$(51,864,362)	$6,566,897

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$360,260	$157,277	$14,291	$(1,463)	$530,365
Accounts payable—affiliate	37,077	786	—	—	37,863
Accrued expenses	1,094,581	201,935	166,213	—	1,462,729
Deferred revenue	10,901	1,438	1	—	12,340
Due to related parties	22,027,065	24,031,520	4,658,903	(50,717,488)	—

Total current liabilities	23,529,884	24,392,956	4,839,408	(50,718,951)	2,043,297

Delaware Economic Development Authority loan		—	—	—	—
Long-term debt	1,496,085	45,908	34,566	—	1,576,559
Affiliate notes payable	86,298	—	—	—	86,298
Deferred tax liabilities	—	—	45,699	—	45,699
Other long-term liabilities	30,208	192,204	3,699	—	226,111
Due to related party—long term	—	—	—	—	—

Total liabilities	25,142,475	24,631,068	4,923,372	(50,718,951)	3,977,964

Commitments and contingencies

Equity:
Member’s equity	2,155,863	1,714,997	374,067	(2,089,064)	2,155,863
Retained earnings	446,519	(999,693)	51,763	947,930	446,519
Accumulated other comprehensive loss	(25,962)	(8,236)	—	8,236	(25,962)

Total PBF Holding Company LLC equity	2,576,420	707,068	425,830	(1,132,898)	2,576,420
Noncontrolling interest	12,513	12,513	—	(12,513)	$12,513

Total equity	2,588,933	719,581	425,830	(1,145,411)	2,588,933

Total liabilities and equity	$27,731,408	$25,350,649	$5,349,202	$(51,864,362)	$6,566,897

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

22. CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONSOLIDATING BALANCE SHEET

	December 31, 2015
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$882,820	$6,236	$28,968	$(3,275)	$914,749
Accounts receivable	430,809	11,057	12,893	—	454,759
Accounts receivable—affiliate	917	2,521	—	—	3,438
Inventories	608,646	363,151	202,475	—	1,174,272
Prepaid expense and other current assets	24,243	9,074	384	—	33,701
Due from related parties	20,236,649	20,547,503	3,262,382	(44,046,534)	—

Total current assets	22,184,084	20,939,542	3,507,102	(44,049,809)	2,580,919
Property, plant and equipment, net	25,240	1,960,066	225,784	—	2,211,090
Investment in subsidiaries	1,740,111	143,349	—	(1,883,460)	—
Deferred charges and other assets, net	23,973	265,240	1,500	—	290,713
Due from related party—long term	—	—	20,577	(20,577)	—

Total assets	$23,973,408	$23,308,197	$3,754,963	$(45,953,846)	$5,082,722

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$196,988	$113,564	$7,566	$(3,275)	$314,843
Accounts payable—affiliate	23,949	—	—	—	23,949
Accrued expenses	503,179	495,842	118,414	—	1,117,435
Deferred revenue	4,043	—	—	—	4,043
Due to related parties	19,787,807	21,026,310	3,232,417	(44,046,534)	—

Total current liabilities	20,515,966	21,635,716	3,358,397	(44,049,809)	1,460,270

Delaware Economic Development Authority loan	—	4,000	—	—	4,000
Long-term debt	1,137,980	31,717	67,023	—	1,236,720
Affiliate notes payable	470,047	—	—	—	470,047
Deferred tax liabilities	—	—	20,577	—	20,577
Other long-term liabilities	28,131	41,693	—	—	69,824
Due to related party—long term	—	20,577	—	(20,577)	—

Total liabilities	22,152,124	21,733,703	3,445,997	(44,070,386)	3,261,438

Commitments and contingencies

Equity:
Member’s equity	1,479,175	1,062,717	182,696	(1,245,413)	1,479,175
Retained earnings	349,654	502,788	126,270	(629,058)	349,654
Accumulated other comprehensive loss	(24,770)	(8,236)	—	8,236	(24,770)

Total PBF Holding Company LLC equity	1,804,059	1,557,269	308,966	(1,866,235)	1,804,059
Noncontrolling interest	17,225	17,225	—	(17,225)	17,225

Total equity	1,821,284	1,574,494	308,966	(1,883,460)	1,821,284

Total liabilities and equity	$23,973,408	$23,308,197	$3,754,963	$(45,953,846)	$5,082,722

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

22. CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31, 2016
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues	$15,808,556	$800,647	$1,524,691	$(2,225,357)	$15,908,537

Costs, expenses and other
Cost of sales, excluding depreciation	13,813,293	649,242	1,527,910	(2,225,357)	13,765,088
Operating expenses, excluding depreciation	41	1,356,572	33,969	—	1,390,582
General and administrative expenses	123,150	27,602	(1,109)	—	149,643
Equity income in investee	—	—	(5,679)	—	(5,679)
Gain on sale of asset	2,392	150	8,832	—	11,374
Depreciation and amortization expense	5,836	194,701	9,303	—	209,840

Total costs, expenses and other	13,944,712	2,228,267	1,573,226	(2,225,357)	15,520,848

Income (loss) from operations	1,863,844	(1,427,620)	(48,535)	—	387,689

Other income (expense)
Equity in earnings of subsidiaries	(1,502,243)	(74,507)	—	1,576,750	—
Change in fair value of catalyst lease	—	1,422	—	—	1,422
Interest expense, net	(125,715)	(1,538)	(2,283)	—	(129,536)

Income (loss) before income taxes	235,886	(1,502,243)	(50,818)	1,576,750	259,575
Income tax expense	—	—	23,689	—	23,689

Net income (loss)	235,886	(1,502,243)	(74,507)	1,576,750	235,886
Less income attributable to noncontrolling interests	269	269	—	(269)	269

Net income (loss) attributable to PBF Holding Company LLC	$235,617	$(1,502,512)	$(74,507)	$1,577,019	$235,617

Comprehensive income (loss) attributable to PBF Holding Company LLC	$233,025	$(1,502,512)	$(74,507)	$1,577,019	$233,025

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

22. CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31, 2015
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues	$13,085,122	$884,930	$1,633,818	$(2,479,941)	$13,123,929

Costs, expenses and other
Cost of sales, excluding depreciation	11,514,115	1,026,846	1,550,579	(2,479,941)	11,611,599
Operating expenses, excluding depreciation	(3,683)	891,534	1,517	—	889,368
General and administrative expenses	143,580	21,016	2,308	—	166,904
Gain on sale of asset	(249)	(105)	(650)	—	(1,004)
Depreciation and amortization expense	9,687	178,578	2,845	—	191,110

Total costs, expenses and other	11,663,450	2,117,869	1,556,599	(2,479,941)	12,857,977

Income (loss) from operations	1,421,672	(1,232,939)	77,219	—	265,952

Other income (expense)
Equity in earnings of subsidiaries	(1,154,420)	—	—	1,154,420	—
Change in fair value of catalyst lease	—	10,184	—	—	10,184
Interest expense, net	(79,310)	(5,876)	(3,008)	—	(88,194)

Income (loss) before income taxes	187,942	(1,228,631)	74,211	1,154,420	187,942
Income tax expense	—	—	648	—	648

Net income (loss)	187,942	(1,228,631)	73,563	1,154,420	187,294
Less income attributable to noncontrolling interests	274	274	—	(274)	274

Net income (loss) attributable to PBF Holding Company LLC	$187,668	$(1,228,905)	$73,563	$1,154,694	$187,020

Comprehensive income (loss) attributable to PBF Holding Company LLC	$189,774	$(1,228,905)	$73,563	$1,154,694	$189,126

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

22. CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31, 2014
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues	$19,847,045	$1,402,253	$1,007,407	$(2,428,550)	$19,828,155

Costs, expenses and other
Cost of sales, excluding depreciation	18,467,533	1,522,901	952,170	(2,428,550)	18,514,054
Operating expenses, excluding depreciation	218	880,339	144	—	880,701
General and administrative expenses	123,692	16,259	199	—	140,150
Gain on sale of assets	(277)	—	(618)	—	(895)
Depreciation and amortization expense	13,583	164,525	888	—	178,996

Total costs, expenses and other	18,604,749	2,584,024	952,783	(2,428,550)	19,713,006

Income (loss) from operations	1,242,296	(1,181,771)	54,624	—	115,149

Other income (expense)
Equity in earnings of subsidiaries	(1,131,321)	—	—	1,131,321	—
Change in fair value of catalyst lease	—	3,969	—	—	3,969
Interest expense, net	(89,858)	(6,225)	(1,918)	—	(98,001)

Income (loss) before income taxes	21,117	(1,184,027)	52,706	1,131,321	21,117
Income tax expense	—	—	—	—	—

Net income (loss)	21,117	(1,184,027)	52,706	1,131,321	21,117
Less net income attributable to noncontrolling interests	—	—	—	—	—

Net income (loss) attributable to PBF Holding Company LLC	$21,117	$(1,184,027)	$52,706	$1,131,321	$21,117

Comprehensive income (loss) attributable to PBF Holding Company LLC	$8,779	$(1,194,031)	$52,706	$1,141,325	$8,779

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

22. CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONSOLIDATING STATEMENT OF CASH FLOW

	Year Ended December 31, 2016
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$235,886	$(1,502,243)	$(74,507)	$1,576,750	$235,886
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,874	194,722	9,337	—	218,933
Stock-based compensation	—	18,296	—	—	18,296
Change in fair value of catalyst lease obligation	—	(1,422)	—	—	(1,422)
Deferred income taxes	—	—	19,802	—	19,802
Non-cash change in inventory repurchase obligations	29,453	—	—	—	29,453
Non-cash lower of cost or market inventory adjustment	(521,348)	—	—	—	(521,348)
Pension and other post retirement benefit costs	7,139	30,848	—	—	37,987
Equity (income) loss in investee	—	—	(5,679)	—	(5,679)
Loss (gain) on sale of assets	2,392	150	8,832	—	11,374
Equity in earnings of subsidiaries	1,502,243	74,507	—	(1,576,750)	—
Changes in operating assets and liabilities:
Accounts receivable	(168,338)	3,058	4,158	—	(161,122)
Due to/from affiliates	(2,031,933)	2,046,280	(4,626)	—	9,721
Inventories	217,629	—	18,973	—	236,602
Prepaid expenses and other current assets	(3,200)	(2,675)	92	—	(5,783)
Accounts payable	163,272	41,025	7,405	1,812	213,514
Accrued expenses	531,613	(353,591)	49,964	—	227,986
Deferred revenue	6,858	1,438	1	—	8,297
Other assets and liabilities	(5,833)	(16,238)	1,193	—	(20,878)

Net cash provided by (used in) operating activities	(19,293)	534,155	34,945	1,812	551,619

Cash flows from investing activities:
Acquisition of Torrance refinery and related logistics assets	(971,932)	—	—	—	(971,932)
Acquisition of Chalmette refinery, net of cash acquired	—	(2,659)	—	—	(2,659)
Expenditures for property, plant and equipment	(21,563)	(255,434)	(5,433)	—	(282,430)
Expenditures for refinery turnarounds costs	—	(198,664)	—	—	(198,664)
Expenditures for other assets	—	(42,506)	—	—	(42,506)
Return on investment in subsidiaries	12,800	—	—	(12,800)	—
Capital contributions to subsidiaries	(8,287)	—	—	8,287	—
Proceeds from sale of assets	4,802	—	19,890	—	24,692

Net cash (used in) provided by investing activities	(984,180)	(499,263)	14,457	(4,513)	(1,473,499)

Cash flows from financing activities:
Proceeds from parent’s capital contributions	—	—	8,287	(8,287)	—
Contributions from PBF LLC	450,300	—	—	—	450,300
Distribution to parent	—	—	(12,800)	12,800	—
Distributions to members	(139,434)	—	—	—	(139,434)
Proceeds from affiliate notes payable	43,396	—	—	—	43,396
Repayments of affiliate notes payable	(53,524)	—	—	—	(53,524)
Proceeds from revolver borrowings	550,000	—	—	—	550,000
Repayments of revolver borrowings	(200,000)	—	—	—	(200,000)
Repayments of Rail Facility revolver borrowings	—	—	(67,491)	—	(67,491)
Proceeds from PBF Rail Term Loan	—	—	35,000	—	35,000
Additional catalyst lease	—	15,589	—	—	15,589

Net cash provided by financing activities	650,738	15,589	(37,004)	4,513	633,836
Net increase (decrease) in cash and cash equivalents	(352,735)	50,481	12,398	1,812	(288,044)
Cash and equivalents, beginning of period	882,820	6,236	28,968	(3,275)	914,749

Cash and equivalents, end of period	$530,085	$56,717	$41,366	$(1,463)	$626,705

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

22. CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONSOLIDATING STATEMENT OF CASH FLOW

	Year Ended December 31, 2015
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$187,942	$(1,228,631)	$73,563	$1,154,420	$187,294
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,063	178,601	3,719	—	199,383
Stock-based compensation	—	9,218	—	—	9,218
Change in fair value of catalyst lease obligation	—	(10,184)	—	—	(10,184)
Non-cash change in inventory repurchase obligations	—	63,389	—	—	63,389
Non-cash lower of cost or market inventory adjustment	279,785	147,441	—	—	427,226
Pension and other post retirement benefit cost	7,576	19,406	—	—	26,982
Gain on sale of assets	(249)	(105)	(650)	—	(1,004)
Equity in earnings of subsidiaries	1,154,420	—	—	(1,154,420)	—
Changes in operating assets and liabilities:
Accounts receivable	87,689	16,124	(6,177)	—	97,636
Due to/from affiliates	(1,018,176)	1,133,364	(103,084)	—	12,104
Inventories	(108,751)	(116,074)	(47,067)	—	(271,892)
Prepaid expense and other current assets	2,721	(2,999)	(353)	—	(631)
Accounts payable	(38,609)	15,710	(857)	(1,259)	(25,015)
Accrued expenses	27,925	8,172	(73,834)	—	(37,737)
Deferred revenue	2,816	—	—	—	2,816
Other assets and liabilities	(423)	(26,769)	10	—	(27,182)

Net cash provided by (used in) operating activities	601,729	206,663	(154,730)	(1,259)	652,403

Cash flows from investing activities:
Acquisition of Chalmette refinery, net of cash acquired	(601,311)	19,042	16,965	—	(565,304)
Expenditures for property, plant and equipment	(193,898)	(158,361)	(106)	—	(352,365)
Expenditures for refinery turnarounds costs	—	(53,576)	—	—	(53,576)
Expenditures for other assets	—	(8,236)	—	—	(8,236)
Investment in subsidiaries	10,000	—	—	(10,000)	—
Capital contributions to subsidiaries	(5,000)	—	—	5,000	—
Proceeds from sale of assets	60,902	—	107,368	—	168,270

Net cash (used in) provided by investing activities	(729,307)	(201,131)	124,227	(5,000)	(811,211)

Cash flows from financing activities:
Proceeds from member’s capital contributions	345,000	—	5,000	(5,000)	345,000
Distribution to parent	—	—	(10,000)	10,000	—
Distributions to members	(350,658)	—	—	—	(350,658)
Proceeds from intercompany notes payable	347,783	—	—	—	347,783
Proceeds from revolver borrowings	170,000	—	—	—	170,000
Repayments of revolver borrowings	(170,000)	—	—	—	(170,000)
Proceeds from Rail Facility revolver borrowings	—	—	102,075	—	102,075
Repayments of Rail Facility revolver borrowings	—	—	(71,938)	—	(71,938)
Proceeds from Senior Secured Notes	500,000	—	—	—	500,000
Deferred financing costs and other	(17,108)	—	—	—	(17,108)

Net cash provided by financing activities	825,017	—	25,137	5,000	855,154
Net increase (decrease) in cash and cash equivalents	697,439	5,532	(5,366)	(1,259)	696,346
Cash and equivalents, beginning of period	185,381	704	34,334	(2,016)	218,403

Cash and equivalents, end of period	$882,820	$6,236	$28,968	$(3,275)	$914,749

PBF HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE, UNIT, PER SHARE, PER UNIT AND BARREL DATA)

22. CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONSOLIDATING STATEMENT OF CASH FLOW

	Year Ended December 31, 2014
	Issuer	Guarantors Subsidiaries	Non- Guarantors Subsidiaries	Combining and Consolidated Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$21,117	$(1,184,027)	$52,706	$1,131,321	$21,117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,334	164,550	1,528	—	186,412
Stock-based compensation	—	6,095	—	—	6,095
Change in fair value of catalyst lease obligation	—	(3,969)	—	—	(3,969)
Non-cash change in inventory repurchase obligations	—	(93,246)	—	—	(93,246)
Non-cash lower of cost or market inventory adjustment	566,412	123,698	—	—	690,110
Pension and other post retirement benefit costs	6,426	16,174	—	—	22,600
Gain on sale of assets	(277)	—	(618)	—	(895)
Equity in earnings of subsidiaries	1,131,321	—	—	(1,131,321)	—
Changes in operating assets and liabilities:
Accounts receivable	69,887	(17,976)	(6,533)	—	45,378
Due to/from affiliates	(1,227,851)	1,328,439	(92,181)	—	8,407
Inventories	(259,352)	20,711	(155,390)	—	(394,031)
Prepaid expense and other current assets	22,287	1,399	—	—	23,686
Accounts payable	(71,821)	(1,697)	8,423	(2,016)	(67,111)
Accrued expenses	(131,903)	471	191,331	—	59,899
Deferred revenue	(6,539)	—	—	—	(6,539)
Other assets and liabilities	(1,966)	(258)	(1)	—	(2,225)

Net cash provided by (used in) operating activities	138,075	360,364	(735)	(2,016)	495,688

Cash flows from investing activities:
Expenditures for property, plant and equipment	(152,814)	(205,508)	(112,138)	—	(470,460)
Expenditures for deferred turnaround costs	—	(137,688)	—	—	(137,688)
Expenditures for other assets	—	(17,255)	—	—	(17,255)
Capital contributions to subsidiaries	(44,346)	—	—	44,346	—
Proceeds from sale of assets	133,845	—	68,809	—	202,654

Net cash (used in) provided by investing activities	(63,315)	(360,451)	(43,329)	44,346	(422,749)

Cash flows from financing activities:
Contributions from PBF LLC	328,664	—	44,346	(44,346)	328,664
Distributions to members	(361,352)	—	—	—	(361,352)
Proceeds from affiliate notes payable	90,631	—	—	—	90,631
Proceeds from revolver borrowings	395,000	—	—	—	395,000
Repayments of revolver borrowings	(410,000)	—	—	—	(410,000)
Proceeds from Rail Facility revolver borrowings	—	—	83,095	—	83,095
Repayment of Rail Facility revolver borrowings	—	—	(45,825)	—	(45,825)
Deferred financing costs and other	(8,501)	—	(3,218)	—	(11,719)

Net cash provided by (used in) financing activities	34,442	—	78,398	(44,346)	68,494
Net increase (decrease) in cash and cash equivalents	109,202	(87)	34,334	(2,016)	141,433
Cash and equivalents, beginning of period	76,179	791	—	—	76,970

Cash and equivalents, end of period	$185,381	$704	$34,334	$(2,016)	$218,403

Torrance Refinery & Associated

Logistics Business

Combined Financial Statements as of and for the

Year Ended December 31, 2015

Torrance Refinery & Associated Logistics Business

Index

December 31, 2015

Page(s)
Report of Independent Registered Public Accounting Firm	F-67
Combined Balance Sheet	F-68
Combined Statement of Income	F-69
Combined Statement of Changes in Net Parent Investment	F-70
Combined Statement of Cash Flows	F-71
Notes to the Combined Financial Statements	F-72-F-80

Report of Independent Registered Public Accounting Firm

To the Management of Exxon Mobil Corporation

In our opinion, the accompanying combined balance sheet and the related combined statements of income, changes in net parent investment and cash flows present fairly, in all material respects, the financial position of Torrance Refinery & Associated Logistics Business as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the combined financial statements, the Torrance Refinery & Associated Logistics Business has entered into significant transactions with its parent company Exxon Mobil Corporation, a related party.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

November 15, 2016

Torrance Refinery & Associated Logistics Business

Combined Balance Sheet

December 31, 2015

(in thousands of dollars)
Assets
Current assets
Affiliates accounts receivable (net)	$289,194
Inventories	465,521

Total current assets	754,715

Noncurrent assets
Property, plant and equipment (net)	876,908

Total noncurrent assets	876,908

Total assets	$1,631,623

Liabilities and Net Parent Investment
Current liabilities
Affiliates accounts payable (net)	$—
Other current liabilities	170,685

Total current liabilities	170,685

Noncurrent liabilities
Deferred income tax	248,258
Environmental liabilities	12,736
Other long term liabilities	—

Total noncurrent liabilities	260,994

Total liabilities	431,679

Commitments and Contingencies (Note 11)
Equity
Net parent investment	1,199,944

Total liabilities and net parent investment	$1,631,623

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Combined Statement of Income

Year Ended December 31, 2015

(in thousands of dollars)
Revenues
Sales—related party	$3,128,660
Other revenue	140

Total revenues	3,128,800

Cost and expenses
Cost of sales excluding depreciation expense—related party	2,990,345
Operating expenses	855,077
Selling, general and administrative expenses	99,702
Depreciation expense	71,550
Loss on asset sales	78

Total cost and expenses	4,016,752

Loss before income tax benefit	(887,952)

Income tax benefit
Current income tax benefit	354,502
Deferred income tax benefit	7,303

Total income tax benefit	361,805

Net loss	$(526,147)

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Combined Statement of Changes in Net Parent Investment

Year Ended December 31, 2015

(in thousands of dollars)	Net Parent Investment
Balance as of December 31, 2014	$1,098,216
Net loss	(526,147)
Net change in parent investment	627,875

Balance as of December 31, 2015	$1,199,944

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Combined Statement of Cash Flows

Year Ended December 31, 2015

(in thousands of dollars)
Cash flows from operating activities
Net loss	$(526,147)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation expense	71,550
Deferred income taxes	(7,303)
Inventory market valuation charge	42,255
Loss on asset sale	78
Changes in assets and liabilities
Affiliates accounts receivable, net	(221,904)
Inventory	(51,914)
Affiliates accounts payable, net	—
Other current liabilities	111,827
Other noncurrent liabilities	(7,295)

Net cash used by operating activities	(588,853)

Cash flows from investing activities
Capital expenditures	(39,022)
Cash proceeds from sale of assets	—

Net cash used by investing activities	(39,022)

Cash flows from financing activities
Net capital contribution from parent	627,875

Net cash provided by financing activities	627,875

Net increase (decrease) in cash and cash equivalents	—
Cash and cash equivalents
Beginning of year	—

End of year	$—

Supplemental noncash transactions
Change in environmental liabilities	$(205)

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Notes to Combined Financial Statements

December 31, 2015

1. Description and Nature of the Business and Basis of Presentation

Description and Nature of the Business

Torrance Refinery & Associated Logistics Business (collectively the “Company”) operates a refinery (the “Refinery”) owned by ExxonMobil Oil Corporation (referred to as the “Seller”) in Torrance, California, including the Torrance Terminal, the refinery process units, fuel process and handling units, above ground and underground storage tanks and piping, utilities, office buildings and other structures, fixtures and tangible property. The Refinery covers 750 acres, and has a processing capacity of 155,000 barrels of crude oil per day. Additionally, the Company operates the pipeline systems (the “Pipelines”) used to transport crude oil to the Refinery.

The Company has historically consolidated its transactions within its parent company, Exxon Mobil Corporation (referred to as “ExxonMobil”).

On September 29, 2015, ExxonMobil Oil Corporation and Mobil Pacific Pipeline Company signed an agreement with PBF Holding Company LLC for the sale of the Company (hereafter referred to as the “Transaction”). Per the terms of the agreement, PBF Holding Company LLC will acquire one hundred percent of the Company for an aggregate purchase price of $537.5 million plus other final working capital adjustments determined at the time of closing. The Transaction closed on July 1, 2016.

Basis of Presentation

The accompanying Combined Financial Statements and related notes present the combined financial position, results of operations, cash flows and changes in net parent investment of the Company. These Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying Combined Statement of Operations also include expense allocations for certain functions historically performed by ExxonMobil, including allocations of general corporate services, such as treasury, accounting, human resources and legal services. These allocations were based on direct usage when identifiable, the percentage of operating expenses, and the percentage of production capacity or headcount. We believe the assumptions underlying the accompanying Combined Financial Statements, including the assumptions regarding the allocation of expenses from ExxonMobil, are reasonable. Nevertheless, the accompanying Combined Financial Statements may not include all of the expenses that would have been incurred and may not reflect our combined financial position, results of operations, and cash flows had we been a stand-alone company during the year presented. The Company does not have any components of comprehensive income and, as such, comprehensive income is equal to net income.

The accompanying Combined Financial Statements have been prepared assuming the Company will continue as a going concern which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

2. Summary of Significant Accounting Policies and Estimates

Use of estimates. The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results can differ from those estimates.

Revenue recognition. Revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable

Torrance Refinery & Associated Logistics Business

Notes to Combined Financial Statements

December 31, 2015

and collectability is reasonably assured. Costs associated with revenues are recorded in cost of sales. Shipping and other transportation costs billed to the customers are presented on a gross basis in revenues and cost of sales. All revenue recorded by the Company are transactions with affiliated entities of ExxonMobil.

Cash and financing activities. ExxonMobil uses a centralized approach to the cash management and financing of the Company’s operations. The Company has no bank accounts and, as such, the cash generated by its operations is directly received by ExxonMobil. ExxonMobil funded the Company’s operating and investing activities as needed. Therefore, the Company did not have a cash balance as of December 31, 2015. The Company reflects cash management and financing activities performed by ExxonMobil as a component of the change in net parent investment on its accompanying Combined Balance Sheet, and as a net contribution from and distributions to the parent on its accompanying Combined Cash Flows. The Company has not included any interest expense related to funding activities, since historically ExxonMobil has not allocated long-term debt or interest related to such activity with any of its business segments.

Affiliates accounts receivable, net and Affiliates accounts payable, net. The balances represent the net between the affiliate accounts receivable balance, recognized for each revenue transaction with ExxonMobil, and the affiliate accounts payable balance, recognized for each purchase and expense incurred by the Company. The Company records these balances at the invoiced amounts. Due to their short-term nature, the valuation approximates its fair value.

The affiliates accounts receivable includes the income tax benefit that the Company would have (under the benefit-for-loss method) if it had been filing a separate income tax return. As the Company is part of the ExxonMobil’s consolidated tax group in the United States and ExxonMobil is the ultimate parent of the Company and the taxpaying entity, these balances are settled through intercompany accounts.

Inventories. Crude oil and petroleum product inventories are stated at the lower of cost or market, and costs are determined using the first-in, first-out (“FIFO”) method. In 2015, net loss included a loss of $42 million, attributable to the effects of lower of cost or market valuation adjustments. Materials and supplies, excluding catalysts inventory, are valued primarily using the moving average cost method. Catalysts inventory is valued at actual cost.

Other inventory includes biofuels certificates and emissions credits required to satisfy the Company’s regulatory obligations that are recorded at cost of acquisition. The Seller purchases renewable fuel identification numbers (“RINs”) certificates and emissions credits to satisfy its regulatory obligations. The Company has recorded its allocated portion of the purchased RINs certificates based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. Emissions credits are recorded at actual cost for those that are directly attributable to the Torrance refinery. The liability for the obligation to purchase biofuels certificates and emissions credits is recorded as an Other Current Liability. Refer to Note 8 for additional information relating to biofuels certificates and emission credits.

Property, plant, and equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which ranges from 5 to 25 years for machinery and equipment and 30 years for buildings.

The Company performs an impairment assessment whenever events or circumstances indicate that the carrying amounts of its long-lived assets (or group of assets) may not be recoverable through future operations or disposition. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets for this assessment.

Torrance Refinery & Associated Logistics Business

Notes to Combined Financial Statements

December 31, 2015

When items of property, plant and equipment are sold or otherwise disposed of, any gains or losses are reported in net income. Gains on the disposal of property, plant and equipment are recognized when earned, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale.

Major maintenance activities. Costs for planned turnaround, major maintenance and engineered project activities are expensed in the period incurred. These types of costs include contractor repair services, materials and supplies, equipment rentals and labor costs.

Other current liabilities. Other current liabilities balances include the obligation of the Company for its biofuels blending and carbon emissions regulatory requirements. The Company has recorded its allocated portion of the expected overall biofuels blending obligation of the Seller based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. A liability is recorded for our expected carbon emissions obligation based on the actual cost of emissions credits we have acquired as of the balance sheet date. Refer to Note 8 for additional information relating to biofuel certificates and emissions credits.

Environmental liabilities. We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

Other long term liabilities. The Company recognizes other long term liabilities related to regulatory fines. Liabilities related to future costs are recorded on an undiscounted basis when these assessments are probable and the costs can be reasonably estimated.

Income taxes. The Company is not subject to income tax as it is not a stand-alone entity. The current federal and state income taxes included in these Combined Financial Statements represent the Company’s estimated share of ExxonMobil’s current federal and state income taxes. Deferred federal and state income taxes are recognized for the estimated future tax consequences and benefits attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax basis, as if tax returns were filed for the Company as a stand-alone entity.

3. Recently Issued Accounting Standards

In August 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) for all entities by one year. ASU 2014-09 establishes a single revenue recognition model for all contracts with customers, eliminates industry specific requirements, and expands disclosure requirements. The standard is required to be adopted beginning January 1, 2018.

“Sales” on the accompanying Combined Statement of Income includes sales, excise and value-added taxes on sales transactions. When the Company adopts the standard, revenue will exclude sales-based taxes collected on behalf of third parties. This change in reporting will not impact earnings. The Company continues to evaluate other areas of the standard and its effect on the Company’s Combined Financial Statements.

Torrance Refinery & Associated Logistics Business

Notes to Combined Financial Statements

December 31, 2015

In August 2014, the FASB issued an accounting standards update requiring management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Management will be required to assess if there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Disclosures will be required if conditions give rise to substantial doubt and the type of disclosure will be determined based on whether management’s plans will be able to alleviate the substantial doubt. The accounting standards update will be effective for the first annual period ending after December 15, 2016, and for annual periods and interim periods thereafter with early application permitted. The Company does not expect application of this standard to have an impact on its Combined Financial Statements.

In July 2015, the FASB issued changes related to the simplification of the measurement of inventory. The changes require entities to measure most inventory at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The changes do not apply to inventories that are measured using either the last-in, first-out method or the retail inventory method. The change is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

In November 2015, the FASB issued an accounting standards update to simplify the balance sheet classification of deferred taxes. The update requires that deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The update does not change the existing requirement that only permits offsetting within a jurisdiction. The change is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2016. The guidance may be applied either prospectively or retrospectively with early adoption permitted. The Company does not believe the standard will have a material effect on its Combined Financial Statements.

In February 2016, the FASB issued an update that requires companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those assets. The standard is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted for financial statements of fiscal years or interim periods that have not been previously issued. The Company is assessing the impact of the standard on its Combined Financial Statements.

4. Related Party Transactions

The Company is part of the consolidated operations of ExxonMobil and all of its transactions are derived from transactions with ExxonMobil. All revenues include amounts earned for the sale of crude oil and petroleum products to ExxonMobil at market based transfer prices. Cost of sales includes amounts paid for crude oil products and other petroleum feedstocks at market based transfer prices. Operating expenses include freight, energy and operating expenses charged by ExxonMobil to the Company based upon usage. The payment terms related to these transactions are 30 days.

Additionally, ExxonMobil provides the Company substantial labor and overhead support. The accompanying Combined Financial Statements include general corporate services expense allocations for support functions provided by ExxonMobil to the Company, which are recorded as selling, general, and administrative expenses. These support functions include direct labor and benefits as well as centralized corporate support services that include but are not limited to treasury, accounting, payroll, human resources, facilities management, information technology and legal services. Allocations are based on direct usage when identifiable, the percentage of operating expenses, the percentage of production capacity or headcount. Management believes that these allocations are reasonable and reflect the utilization of services provided and benefits received, but may

Torrance Refinery & Associated Logistics Business

Notes to Combined Financial Statements

December 31, 2015

differ from the costs that would have been incurred had the Company operated as a stand-alone company for the periods presented.

5. Affiliates accounts receivable, net and Affiliates accounts payable, net

The Company records its affiliate accounts receivable and affiliate accounts payable balances as net on the Combined Balance Sheet. These accounts are as follows:

(in thousands of dollars)	December 31, 2015
Affiliates accounts receivable	$563,968
Affiliates accounts payable	(274,774)

Affiliate accounts receivable, net	$289,194

In 2015, the affiliates accounts receivable balances included an income tax benefit of $355 million.

6. Inventory

Inventories at December 31, 2015 consist of the following:

(in thousands of dollars)
Crude oil	$70,256
Petroleum products and other feedstock	138,483
Certificates and emissions credits	210,693
Material and supplies	29,295
Catalysts inventory	16,794

Total inventory	$465,521

In 2015, net income included a loss of $42 million, attributable to the effects of lower of cost or market valuation adjustments for the Company’s crude oil and petroleum products and other feedstocks inventory. This loss is included in ‘Cost of sales excluding depreciation expense’ for 2015.

7. Property, plant and equipment

Property, plant, and equipment at December 31, 2015 consists of the following:

(in thousands of dollars)
Machinery and equipment	$2,470,504
Buildings	43,820
Incomplete construction	41,545
Land	19,477

Total property, plant and equipment	2,575,346
Less: Accumulated depreciation	(1,698,438)

Property, plant and equipment, net	$876,908

Torrance Refinery & Associated Logistics Business

Notes to Combined Financial Statements

December 31, 2015

8. Biofuels certificates and carbon emissions credits

Biofuels certificates

The U.S. Environmental Protection Agency (“EPA”) Renewable Fuel Standard program was implemented in 2005 and amended by the Energy Independence and Security Act of 2007, requires the Company to blend a certain percentage of biofuels into the products it produces. These obligations arise as production occurs. To the degree that the Company is unable to blend biofuels at the required percentage, the Seller purchases biofuel certificates to meet those obligations. The Company is allocated all of its biofuel certificates from the Seller based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. The Company charges cost of sales and records a liability for its allocated portion of the expected overall biofuels blending obligation of the Seller based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. The purchase price of the biofuel certificates allocated to the Company is based on prevailing market prices with third parties and is equal to the actual cost the Seller paid for biofuel certificates to meet the Seller’s obligation for the compliance year. As of December 31, 2015, Company recognized a liability for outstanding biofuel obligations of $52 million.

Biofuel certificates purchased and held by the Seller and allocated to the Company are recorded as inventory until they are required to be surrendered to government regulators. The Company’s balance related to biofuel certificates included in the inventory balance as of December 31, 2015, was $57 million.

Carbon emissions credits

The EPA and the State of California have promulgated multiple regulations to control greenhouse gas emissions under the Federal Clean Air Act and California Assembly Bill 32 (“AB 32”). These regulations require the Company to purchase greenhouse gas cap and trade emissions credits. The Company charges cost of revenues when emissions credits are required to be purchased and records a liability for the obligation to purchase those emissions credits as an other current liability. The purchase price of the emissions credits is based on prevailing market prices with third parties and is equal to the actual cost the Company paid for emissions credits to meet its obligation for the compliance year. As of December 31, 2015, the Company recognized emissions obligations of $106 million.

Carbon emissions credits purchased on behalf of the Company by the Seller are recorded as inventory until they are required to be surrendered to government regulators. The Company’s balance related to emissions credits included in the inventory balance as of December 31, 2015, was $154 million.

9. Fair Value Measurements

The Company measures assets and liabilities requiring fair value presentation using an exit price (i.e., the price that would be paid to transfer a liability) and disclose such amounts according to the quality of valuation inputs under the following hierarchy:

•	Level 1: Quoted prices in an active market for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are directly or indirectly observable.

•	Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities.

The classification of an asset or liability is based on the lowest level of input significant to its fair value. Those that are initially classified as Level 3 are subsequently reported as Level 2 when the fair value derived

Torrance Refinery & Associated Logistics Business

Notes to Combined Financial Statements

December 31, 2015

from unobservable inputs is inconsequential to the overall fair value, or if corroborated market data becomes available. Assets and liabilities that are initially reported as Level 2 are subsequently reported as Level 3 if corroborated market data is no longer available.

The carrying value of the Company’s account receivables with affiliated entities approximates fair value due to their short-term nature.

10. Income Taxes

Components of income tax benefit for the Company are as follows:

(in thousands of dollars)	December 31, 2015
Current income tax
Federal	$(277,592)
State	(76,910)

Total current income tax benefit	(354,502)

Deferred income tax
Federal	(5,718)
State	(1,585)

Total deferred income tax benefit	(7,303)

Total income tax benefit	$(361,805)

The following table summarizes the reconciliation of the federal statutory tax rate to the effective tax rate of the Company:

(in thousands of dollars, except percentages)	December 31, 2015
Loss before income tax	$(887,952)
Statutory tax rate (%)	35%

Tax computed at statutory tax rate	(310,783)
Adjustments resulting from:
State taxes on income attributable to the Company (net of federal benefit)	(51,022)
Nondeductible regulatory expense	—

Total income tax benefit	$(361,805)

Effective tax rate (%)	41%

The tax effects of temporary differences that give rise to deferred tax liabilities (assets) for the Company at December 31, 2015 is as follows:

(in thousands of dollars)
Depreciable property	$253,447
Environmental reserve	(5,189)

Total deferred income tax liabilities	$248,258

Torrance Refinery & Associated Logistics Business

Notes to Combined Financial Statements

December 31, 2015

The net losses, incurred by the Company for the year ended December 31, 2015, resulted in the Company generating net operating losses resulting in tax benefits recorded as Affiliate Accounts Receivable, discussed in Note 5. As these net operating losses are expected to be utilized by the ultimate tax paying entity, a valuation allowance has not been recorded against Affiliate Accounts Receivable under the benefits-for-loss method.

Similarly, there has been no valuation allowance for the gross deferred tax assets as these are expected to be utilized by the ultimate tax paying entity.

11. Commitments and Contingencies

Included below is a discussion of contingencies and future commitments of the Company as of December 31, 2015.

Environmental obligations. We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

Litigation. The Company can be subject to claims and complaints that may arise in the ordinary course of business. Management has regular litigation reviews, including updates from ExxonMobil, to assess the need for accounting recognition or disclosure of these contingencies. The Company would accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company would not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and which are significant, the Company would disclose the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of the contingency disclosures, “significant” includes material matters as well as other matters which management believes should be disclosed.

Commitments. The Company leases office space and equipment under operating lease agreements that expire on various dates through 2020 and beyond. The future minimum rental payments under such leases as of December 31, 2015 are as follows:

(in thousands of dollars)
Years Ending
2016	$330
2017	194
2018	157
2019	139
2020	111
Thereafter	823

The commitments under these agreements are not recorded in the accompanying Combined Balance Sheet. The amounts disclosed represent undiscounted cash flows on a gross basis, and no inflation elements have been applied. There are no events or uncertainties beyond those already included in reported financial information that would indicate a material change in future operating results or financial condition.

Torrance Refinery & Associated Logistics Business

Notes to Combined Financial Statements

December 31, 2015

Based on the Sales and Purchase agreement between ExxonMobil Oil Corporation and Shell Trading (US) Company (collectively the “Buyers”) and Aera Energy LLC (“Aera” or the “Seller”), a majority of Aera’s crude oil produced from its properties in the San Joaquin Valley will be sold and delivered to the Torrance refinery. Subsequent to the sale transaction between ExxonMobil and PBF Holding Company LLC as disclosed in Note 1, Aera will continue to supply the refinery for future years with the volumes purchased as part of this agreement. For the years ended December 31, 2015, the Company had product purchases of $1.0 billion.

12. Subsequent Events

We have evaluated subsequent events through the date that this report was available to be issued, November 15, 2016, and determined that there were no subsequent events requiring recognition or disclosure in our accompanying Combined Financial Statements and notes to the Combined Financial Statements.

Torrance Refinery & Associated

Logistics Business

Combined Financial Statements as of and for the

years ended December 31, 2015, 2014 and 2013

Torrance Refinery & Associated Logistics Business

Index

December 31, 2015, 2014 and 2013

Page(s)
Independent Auditor’s Report	F-83
Combined Balance Sheets	F-84
Combined Statements of Income	F-85
Combined Statements of Changes in Net Parent Investment	F-86
Combined Statements of Cash Flows	F-87
Notes to the Combined Financial Statements	F-88-F-96

Independent Auditor’s Report

To the Management of Exxon Mobil Corporation

We have audited the accompanying combined financial statements of Torrance Refinery & Associated Logistics Business, which comprise the combined balance sheets as of December 31, 2015, 2014 and 2013, and the related combined statements of income, changes in net parent investment and cash flows for the years then ended.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Torrance Refinery & Associated Logistics Business as of December 31, 2015, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter

As described in Note 1, Torrance Refinery & Associated Logistics Business is a member of a group of companies affiliated with Exxon Mobil Corporation and has extensive operations and relationships with members of the group. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 24, 2016

Torrance Refinery & Associated Logistics Business

Combined Balance Sheets

	At December 31,
	2015	2014	2013
	(in thousands of dollars)
ASSETS
Current Assets
Affiliates accounts receivable (net)	289,194	67,290	—
Inventories	465,521	455,862	737,882

Total Current Assets	754,715	523,152	737,882

Non Current Assets
Property, plant and equipment (net)	876,908	909,514	940,720

Total Non Current Assets	876,908	909,514	940,720

Total Assets	1,631,623	1,432,666	1,678,602

LIABILITIES AND NET PARENT INVESTMENT
Current Liabilities
Affiliates accounts payable (net)	—	—	64,326
Other current liabilities	170,685	58,858	53,150

Total Current Liabilities	170,685	58,858	117,476

Non Current Liabilities
Deferred income tax	248,258	255,561	253,720
Environmental liabilities	12,736	12,531	12,516
Other long term liabilities	—	7,500	7,500

Total Non Current Liabilities	260,994	275,592	273,736

Total Liabilities	431,679	334,450	391,212

Commitments and Contingencies (see Note 11)
Equity
Net parent investment	1,199,944	1,098,216	1,287,390

Total liabilities and net parent investment	1,631,623	1,432,666	1,678,602

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Combined Statements of Income

	Year Ended December 31,
	2015	2014	2013
	(in thousands of dollars)
REVENUES
Sales—related party	3,128,660	7,117,951	8,082,104
Other revenue	140	140	116

Total Revenues	3,128,800	7,118,091	8,082,220
COST AND EXPENSES
Cost of sales excluding depreciation expense—related party	2,990,345	6,731,951	7,367,120
Operating expenses	855,077	617,672	547,294
Selling, general and administrative expenses	99,702	87,190	84,879
Depreciation expense	71,550	69,454	72,928
(Gains) / loss on asset sales	78	763	(12,804)

Total Cost and Expenses	4,016,752	7,507,030	8,059,417
Income / (Loss) before Income Tax Expense	(887,952)	(388,939)	22,803
INCOME TAX EXPENSE
Current income tax benefit / (expense)	354,502	157,058	(14,500)
Deferred income tax benefit / (expense)	7,303	(1,841)	(903)

Total Income Tax Benefit / (Expense)	361,805	155,217	(15,403)

Net Income / (Loss)	(526,147)	(233,722)	7,400

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Combined Statements of Changes in Net Parent Investment

Net Parent Investment
(in thousands of dollars)
Balance as of December 31, 2012	1,377,249
Net income	7,400
Net change in parent investment	(97,259)

Balance as of December 31, 2013	1,287,390

Net loss	(233,722)
Net change in parent investment	44,548

Balance as of December 31, 2014	1,098,216

Net loss	(526,147)
Net change in parent investment	627,875

Balance as of December 31, 2015	1,199,944

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Combined Statements of Cash Flows

	Year Ended December 31,
	2015	2014	2013
	(in thousands of dollars)
Cash flows from operating activities:
Net Income / (Loss)	(526,147)	(233,722)	7,400
Adjustments to reconcile net (loss) income to net cash provided (used) by operating activities:
Depreciation expense	71,550	69,454	72,928
Deferred income taxes	(7,303)	1,841	903
Inventory market valuation charge	42,255	103,434	—
(Gain) / loss on asset sale	78	719	(12,817)
Changes in assets and liabilities:
Affiliates accounts receivable, net	(221,904)	(67,290)	—
Inventory	(51,914)	178,586	(19,103)
Affiliates accounts payable, net	—	(64,326)	38,345
Other current liabilities	111,827	5,708	31,813
Other non-current liabilities	(7,295)	15	7,591

Net Cash (used) provided by operating activities	(588,853)	(5,581)	127,060

Cash flows from investing activities:
Capital expenditures	(39,022)	(38,970)	(43,206)
Cash proceeds from sale of assets	—	3	13,405

Net cash (used) by investing activities	(39,022)	(38,967)	(29,801)

Cash flows from financing activities:
Net capital contribution from / (distribution to) parent	627,875	44,548	(97,259)

Net cash provided (used) by financing activities	627,875	44,548	(97,259)

Net increase (decrease) in Cash & Cash equivalents	—	—	—
Cash and Cash equivalents at the beginning of year	—	—	—

Cash and Cash equivalents at the end of year	—	—	—

Supplemental non-cash transactions:
Change in environmental liabilities	(205)	(14)	(91)

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Notes to the Combined Financial Statements

December 31, 2015, 2014 and 2013

1. Description and Nature of the Business and Basis of Presentation

Description and Nature of the Business

Torrance Refinery & Associated Logistics Business (collectively the “Company”) operates a refinery (the “Refinery”) owned by ExxonMobil Oil Corporation (referred to as the “Seller”) in Torrance, California, including the Torrance Terminal, the refinery process units, fuel process and handling units, above ground and underground storage tanks and piping, utilities, office buildings and other structures, fixtures and tangible property. The Refinery covers 750 acres, and has a processing capacity of 155,000 barrels of crude oil per day. Additionally, the Company operates the pipeline systems (the “Pipelines”) used to transport crude oil to the Refinery.

The Company has historically consolidated its transactions within its parent company, Exxon Mobil Corporation (referred to as “ExxonMobil”).

On September 29, 2015, ExxonMobil Oil Corporation and Mobil Pacific Pipeline Company signed an agreement with PBF Holding Company LLC for the sale of the Company (hereafter referred to as the “Transaction”). Per the terms of the agreement, PBF Holding Company LLC will acquire one hundred percent of the Company for an aggregate purchase price of $537.5 million plus other final working capital adjustments determined at the time of closing. The Transaction is expected to close by July 1, 2016 and is subject to competition authority approval and other customary regulatory approvals.

Basis of Presentation

The accompanying Combined Financial Statements and related notes present the combined financial position, results of operations, cash flows and changes in net parent investment of the Company. These Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying Combined Statements of Operations also include expense allocations for certain functions historically performed by ExxonMobil, including allocations of general corporate services, such as treasury, accounting, human resources and legal services. These allocations were based on direct usage when identifiable, the percentage of operating expenses, the percentage of production capacity or headcount. We believe the assumptions underlying the accompanying Combined Financial Statements, including the assumptions regarding the allocation of expenses from ExxonMobil, are reasonable. Nevertheless, the accompanying Combined Financial Statements may not include all of the expenses that would have been incurred and may not reflect our combined financial position, results of operations, and cash flows had we been a stand-alone company during the years presented. The Company does not have any components of comprehensive income and, as such, comprehensive income is equal to net income.

The accompanying Combined Financial Statements have been prepared assuming the Company will continue as a going concern which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

2. Summary of Significant Accounting Policies and Estimates

Use of estimates. The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results can differ from those estimates.

Torrance Refinery & Associated Logistics Business

Notes to the Combined Financial Statements

December 31, 2015, 2014 and 2013

Revenue recognition. Revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. Costs associated with revenues are recorded in cost of sales. Shipping and other transportation costs billed to the customers are presented on a gross basis in revenues and cost of sales. All revenue recorded by the Company are transactions with affiliated entities of ExxonMobil.

Cash and financing activities. ExxonMobil uses a centralized approach to the cash management and financing of the Company’s operations. The Company has no bank accounts and, as such, the cash generated by its operations is directly received by ExxonMobil. ExxonMobil funded the Company’s operating and investing activities as needed. Therefore, the Company did not have a cash balance as of December 31, 2015, 2014 or 2013. The Company reflects cash management and financing activities performed by ExxonMobil as a component of the change in net parent investment on its accompanying Combined Balance Sheets, and as a net contribution from and distributions to the parent on its accompanying Combined Cash Flows. The Company has not included any interest expense related to funding activities, since historically ExxonMobil has not allocated long-term debt or interest related to such activity with any of its business segments.

Affiliates accounts receivable, net and Affiliates accounts payable, net. The balances represent the net between the affiliate accounts receivable balance, recognized for each revenue transaction with ExxonMobil, and the affiliate accounts payable balance, recognized for each purchase and expense incurred by the Company. The Company records these balances at the invoiced amounts. Due to their short-term nature, the valuation approximates its fair value.

The affiliates accounts receivable includes the income tax benefit that the Company would have (under the benefit-for-loss method) if it had been filing a separate income tax return. As the Company is part of the ExxonMobil’s consolidated tax group in the United States and ExxonMobil is the ultimate parent of the Company and the taxpaying entity, these balances are settled through intercompany accounts.

Inventories. Crude oil and petroleum product inventories are stated at the lower of cost or market, and costs are determined using the first-in, first-out (“FIFO”) method. In 2015 and 2014, net loss included a loss of $42 million and $103 million, respectively, attributable to the effects of lower of cost or market valuation adjustments. Materials and supplies, excluding catalysts inventory, are valued primarily using the moving average cost method. Catalysts inventory is valued at actual cost.

Other inventory includes biofuels certificates and emissions credits required to satisfy the Company’s regulatory obligations that are recorded at cost of acquisition. The Seller purchases renewable fuel identification numbers (“RINs”) certificates and emissions credits to satisfy its regulatory obligations. The Company has recorded its allocated portion of the purchased RINs certificates based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. Emissions credits are recorded at actual cost for those that are directly attributable to the Torrance refinery. The liability for the obligation to purchase biofuels certificates and emissions credits is recorded as an Other Current Liability. Refer to Note 8 for additional information relating to biofuels certificates and emission credits.

Property, plant, and equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which ranges from 5 to 25 years for machinery and equipment and 30 years for buildings.

The Company performs an impairment assessment whenever events or circumstances indicate that the carrying amounts of its long-lived assets (or group of assets) may not be recoverable through future operations or

Torrance Refinery & Associated Logistics Business

Notes to the Combined Financial Statements

December 31, 2015, 2014 and 2013

disposition. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets for this assessment.

When items of property, plant and equipment are sold or otherwise disposed of, any gains or losses are reported in net income. Gains on the disposal of property, plant and equipment are recognized when earned, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale.

Major maintenance activities. Costs for planned turnaround, major maintenance and engineered project activities are expensed in the period incurred. These types of costs include contractor repair services, materials and supplies, equipment rentals and labor costs.

Other current liabilities. Other current liabilities balances include the obligation of the Company for its biofuels blending and carbon emissions regulatory requirements. The Company has recorded its allocated portion of the expected overall biofuels blending obligation of the Seller based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. A liability is recorded for our expected carbon emissions obligation based on the actual cost of emissions credits we have acquired as of the balance sheet date. Refer to Note 8 for additional information relating to biofuel certificates and emissions credits.

Environmental liabilities. We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

Other long term liabilities. The Company recognizes other long term liabilities related to regulatory fines. Liabilities related to future costs are recorded on an undiscounted basis when these assessments are probable and the costs can be reasonably estimated.

Income taxes. The Company is not subject to income tax as it is not a stand-alone entity. The current federal and state income taxes included in these Combined Financial Statements represent the Company’s estimated share of ExxonMobil’s current federal and state income taxes. Deferred federal and state income taxes are recognized for the estimated future tax consequences and benefits attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax basis, as if tax returns were filed for the Company as a stand-alone entity.

3. Recently Issued Accounting Standards

In August 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) for all entities by one year. ASU 2014-09 establishes a single revenue recognition model for all contracts with customers, eliminates industry specific requirements, and expands disclosure requirements. The standard is required to be adopted beginning January 1, 2018.

“Sales” on the accompanying Combined Statements of Income includes sales, excise and value-added taxes on sales transactions. When the Company adopts the standard, revenue will exclude sales-based taxes collected

Torrance Refinery & Associated Logistics Business

Notes to the Combined Financial Statements

December 31, 2015, 2014 and 2013

on behalf of third parties. This change in reporting will not impact earnings. The Company continues to evaluate other areas of the standard and its effect on the Company’s Combined Financial Statements.

In August 2014, the FASB issued an accounting standards update requiring management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Management will be required to assess if there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Disclosures will be required if conditions give rise to substantial doubt and the type of disclosure will be determined based on whether management’s plans will be able to alleviate the substantial doubt. The accounting standards update will be effective for the first annual period ending after December 15, 2016, and for annual periods and interim periods thereafter with early application permitted. The Company does not expect application of this standard to have an impact on its Combined Financial Statements.

In July 2015, the FASB issued changes related to the simplification of the measurement of inventory. The changes require entities to measure most inventory at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The changes do not apply to inventories that are measured using either the last-in, first-out method or the retail inventory method. The change is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

In November 2015, the FASB issued an accounting standards update to simplify the balance sheet classification of deferred taxes. The update requires that deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The update does not change the existing requirement that only permits offsetting within a jurisdiction. The change is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2016. The guidance may be applied either prospectively or retrospectively with early adoption permitted. The Company does not believe the standard will have a material effect on its Combined Financial Statements.

In February 2016, the FASB issued an update that requires companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those assets. The standard is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted for financial statements of fiscal years or interim periods that have not been previously issued. The Company is assessing the impact of the standard on its Combined Financial Statements.

4. Related Party Transactions

The Company is part of the consolidated operations of ExxonMobil and all of its transactions are derived from transactions with ExxonMobil. All revenues include amounts earned for the sale of crude oil and petroleum products to ExxonMobil at market based transfer prices. Cost of sales includes amounts paid for crude oil products and other petroleum feedstocks at market based transfer prices. Operating expenses include freight, energy and operating expenses charged by ExxonMobil to the Company based upon usage. The payment terms related to these transactions are 30 days.

Additionally, ExxonMobil provides the Company substantial labor and overhead support. The accompanying Combined Financial Statements include general corporate services expense allocations for support functions provided by ExxonMobil to the Company, which are recorded as selling, general, and administrative expenses. These support functions include direct labor and benefits as well as centralized corporate support services that include but are not limited to treasury, accounting, payroll, human resources, facilities management,

Torrance Refinery & Associated Logistics Business

Notes to the Combined Financial Statements

December 31, 2015, 2014 and 2013

information technology and legal services. Allocations are based on direct usage when identifiable, the percentage of operating expenses, the percentage of production capacity or headcount. Management believes that these allocations are reasonable and reflect the utilization of services provided and benefits received, but may differ from the costs that would have been incurred had the Company operated as a stand-alone company for the periods presented.

5. Affiliates accounts receivable, net and Affiliates accounts payable, net

The Company records its affiliate accounts receivable and affiliate accounts payable balances as net on the Combined Balance Sheets. These accounts are as follows:

	December 31,
	2015	2014	2013
	(in thousands of dollars)
Affiliates accounts receivable	563,968	622,439	665,934
Affiliates accounts payable	(274,774)	(555,149)	(730,260)

Affiliate accounts receivable / (payable), net	289,194	67,290	(64,326)

In 2015 and 2014, the affiliates accounts receivable balances included an income tax benefit of $355 million, $157 million, respectively. In 2013, the affiliates accounts payable balance included an income tax payable of $15 million.

6. Inventory

Inventories at December 31, 2015, 2014 and 2013 consist of the following:

	December 31,
	2015	2014	2013
	(in thousands of dollars)
Crude oil	70,256	95,338	266,618
Petroleum products and other feedstock	138,483	218,510	372,392
Certificates and emissions credits	210,693	80,319	50,491
Material and supplies	29,295	46,942	37,763
Catalysts inventory	16,794	14,753	10,618

Total Inventory	465,521	455,862	737,882

In 2015 and 2014, net income included a loss of $42 million and $103 million, respectively, attributable to the effects of lower of cost or market valuation adjustments for the Company’s crude oil and petroleum products and other feedstocks inventory. These losses are included in ‘Cost of sales excluding depreciation expense’ for each respective year.

Torrance Refinery & Associated Logistics Business

Notes to the Combined Financial Statements

December 31, 2015, 2014 and 2013

7. Property, plant and equipment

Property, plant, and equipment at December 31, 2015, 2014 and 2013 consists of the following:

	December 31,
	2015	2014	2013
	(in thousands of dollars)
Machinery and equipment	2,470,504	2,434,518	2,426,555
Buildings	43,820	44,055	42,272
Incomplete construction	41,545	46,300	51,576
Land	19,477	19,477	19,477

Total Property, plant and equipment	2,575,346	2,544,350	2,539,880

Less: Accumulated depreciation	(1,698,438)	(1,634,836)	(1,599,160)

Property, plant and equipment, net	876,908	909,514	940,720

8. Biofuels certificates and carbon emissions credits

Biofuels certificates

The U.S. Environmental Protection Agency (“EPA”) Renewable Fuel Standard program was implemented in 2005 and amended by the Energy Independence and Security Act of 2007, requires the Company to blend a certain percentage of biofuels into the products it produces. These obligations arise as production occurs. To the degree that the Company is unable to blend biofuels at the required percentage, the Seller purchases biofuel certificates to meet those obligations. The Company is allocated all of its biofuel certificates from the Seller based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. The Company charges cost of sales and records a liability for its allocated portion of the expected overall biofuels blending obligation of the Seller based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. The purchase price of the biofuel certificates allocated to the Company is based on prevailing market prices with third parties and is equal to the actual cost the Seller paid for biofuel certificates to meet the Seller’s obligation for the compliance year. As of December 31, 2015, 2014 and 2013 the Company recognized a liability for outstanding biofuel obligations of $52 million, $41 million and $25 million, respectively.

Biofuel certificates purchased and held by the Seller and allocated to the Company are recorded as inventory until they are required to be surrendered to government regulators. The Company’s balances related to biofuel certificates included in the inventory balance as of December 31, 2015, 2014 and 2013 were $57 million, $49 million and $36 million, respectively.

Carbon emissions credits

The EPA and the State of California have promulgated multiple regulations to control greenhouse gas emissions under the Federal Clean Air Act and California Assembly Bill 32 (“AB 32”). These regulations require the Company to purchase greenhouse gas cap and trade emissions credits. The Company charges cost of revenues when emissions credits are required to be purchased and records a liability for the obligation to purchase those emissions credits as an other current liability. The purchase price of the emissions credits is based on prevailing market prices with third parties and is equal to the actual cost the Company paid for emissions credits to meet its obligation for the compliance year. As of December 31, 2015, 2014 and 2013 the Company recognized emissions obligations of $106 million, $13 million, and $15 million, respectively.

Torrance Refinery & Associated Logistics Business

Notes to the Combined Financial Statements

December 31, 2015, 2014 and 2013

Carbon emissions credits purchased on behalf of the Company by the Seller are recorded as inventory until they are required to be surrendered to government regulators. The Company’s balances related to emissions credits included in the inventory balance as of December 31, 2015, 2014 and 2013 were $154 million, $31 million and $14 million, respectively.

9. Fair Value Measurements

The Company measures assets and liabilities requiring fair value presentation using an exit price (i.e., the price that would be paid to transfer a liability) and disclose such amounts according to the quality of valuation inputs under the following hierarchy:

•	Level 1: Quoted prices in an active market for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are directly or indirectly observable.

•	Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities.

The classification of an asset or liability is based on the lowest level of input significant to its fair value. Those that are initially classified as Level 3 are subsequently reported as Level 2 when the fair value derived from unobservable inputs is inconsequential to the overall fair value, or if corroborated market data becomes available. Assets and liabilities that are initially reported as Level 2 are subsequently reported as Level 3 if corroborated market data is no longer available.

The carrying value of the Company’s account receivables with affiliated entities approximates fair value due to their short-term nature.

10. Income Taxes

Components of income tax (benefit) / expense for the Company are as follows:

	December 31,
	2015	2014	2013
	(in thousands of dollars)
Current income tax
Federal	(277,592)	(122,268)	11,354
State	(76,910)	(34,790)	3,146

Total current income tax (benefit) / expense	(354,502)	(157,058)	14,500

Deferred income tax
Federal	(5,718)	1,433	707
State	(1,585)	408	196

Total deferred income tax (benefit) / expense	(7,303)	1,841	903

Total income tax (benefit) / expense	(361,805)	(155,217)	15,403

Torrance Refinery & Associated Logistics Business

Notes to the Combined Financial Statements

December 31, 2015, 2014 and 2013

The following table summarizes the reconciliation of the federal statutory tax rate to the effective tax rate of the Company:

	December 31,
	2015	2014	2013
	(in thousands of dollars, except percentages)
Income / (Loss) before income tax	(887,952)	(388,939)	22,803
Statutory tax rate (%)	35%	35%	35%

Tax computed at statutory tax rate	(310,783)	(136,129)	7,981

Adjustments resulting from:
State taxes on income attributable to the Company (net of federal benefit)	(51,022)	(22,348)	1,310
Non-deductible regulatory expense	—	3,260	6,112

Total income tax (benefit) / expense	(361,805)	(155,217)	15,403

Effective tax rate (%)	41%	40%	68%

The tax effects of temporary differences that give rise to deferred tax liabilities / (assets) for the Company at December 31, 2015, 2014 and 2013 are as follows:

	December 31,
	2015	2014	2013
	(in thousands of dollars)
Depreciable property	253,447	260,666	258,820
Environmental reserve	(5,189)	(5,105)	(5,100)

Total deferred income tax liabilities	248,258	255,561	253,720

The net losses, incurred by the Company for the years ended December 31, 2015 and December 31, 2014, resulted in the Company generating net operating losses resulting in tax benefits recorded as Affiliate Accounts Receivable, discussed in Note 6. As these net operating losses are expected to be utilized by the ultimate tax paying entity, a valuation allowance has not been recorded against Affiliate Accounts Receivable under the benefits-for-loss method.

Similarly, there has been no valuation allowance for the gross deferred tax assets as these are expected to be utilized by the ultimate tax paying entity.

11. Commitments and Contingencies

Included below is a discussion of contingencies and future commitments of the Company as of December 31, 2015, 2014 and 2013.

Environmental obligations. We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

Torrance Refinery & Associated Logistics Business

Notes to the Combined Financial Statements

December 31, 2015, 2014 and 2013

Litigation. The Company can be subject to claims and complaints that may arise in the ordinary course of business. Management has regular litigation reviews, including updates from ExxonMobil, to assess the need for accounting recognition or disclosure of these contingencies. The Company would accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company would not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and which are significant, the Company would disclose the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of the contingency disclosures, “significant” includes material matters as well as other matters which management believes should be disclosed.

Commitments. The Company leases office space and equipment under operating lease agreements that expire on various dates through 2020 and beyond. The future minimum rental payments under such leases as of December 31, 2015 are as follows:

Years Ending	(in thousands of dollars)
2016	330
2017	194
2018	157
2019	139
2020	111
Thereafter	823

The commitments under these agreements are not recorded in the accompanying Combined Balance Sheets. The amounts disclosed represent undiscounted cash flows on a gross basis, and no inflation elements have been applied. There are no events or uncertainties beyond those already included in reported financial information that would indicate a material change in future operating results or financial condition.

Based on the Sales and Purchase agreement between ExxonMobil Oil Corporation and Shell Trading (US) Company (collectively the “Buyers”) and Aera Energy LLC (“Aera” or the “Seller”), a majority of Aera’s crude oil produced from its properties in the San Joaquin Valley will be sold and delivered to the Torrance refinery. Subsequent to the sale transaction between ExxonMobil and PBF Holding Company LLC as disclosed in Note 1, Aera will continue to supply the refinery for future years with the volumes purchased as part of this agreement. For the years ended December 31, 2015, 2014 and 2013, the Company had product purchases of $1.0 billion, $2.0 billion and $2.3 billion, respectively.

12. Subsequent Events

We have evaluated subsequent events through the date that this report was available to be issued, June 24, 2016, and determined that there were no subsequent events requiring recognition or disclosure in our accompanying Combined Financial Statements and notes to the Combined Financial Statements.

PBF HOLDING COMPANY LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands)

	June 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$114,019	$626,705
Accounts receivable	609,760	615,881
Accounts receivable—affiliate	26,489	7,631
Affiliate notes receivable	11,600	—
Inventories	1,875,164	1,863,560
Prepaid expense and other current assets	58,370	40,536

Total current assets	2,695,402	3,154,313
Property, plant and equipment, net	2,793,029	2,728,699
Investment in equity method investee	174,047	179,882
Deferred charges and other assets, net	811,281	504,003

Total assets	$6,473,759	$6,566,897

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$437,640	$530,365
Accounts payable—affiliate	31,409	37,863
Accrued expenses	1,594,300	1,462,729
Deferred revenue	4,932	12,340

Total current liabilities	2,068,281	2,043,297
Long-term debt	1,626,743	1,576,559
Affiliate notes payable	—	86,298
Deferred tax liabilities	50,822	45,699
Other long-term liabilities	223,106	226,111

Total liabilities	3,968,952	3,977,964
Commitments and contingencies (Note 9)
Equity:
Member’s equity	2,349,357	2,155,863
Retained earnings	167,868	446,519
Accumulated other comprehensive loss	(25,311)	(25,962)

Total PBF Holding Company LLC equity	2,491,914	2,576,420
Noncontrolling interest	12,893	12,513

Total equity	2,504,807	2,588,933

Total liabilities and equity	$6,473,759	$6,566,897

See notes to condensed consolidated financial statements.

PBF HOLDING COMPANY LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenues	$5,013,251	$3,855,773	$9,763,449	$6,655,958

Cost and expenses:
Cost of products and other	4,662,833	3,284,748	8,914,587	5,730,731
Operating expenses (excluding depreciation of $56,973, $47,333, $110,790 and $99,722 for the periods presented, respectively)	398,570	271,539	835,423	568,178
General and administrative expenses	34,920	38,091	75,399	71,360
Equity (income) loss in investee	(3,820)	—	(7,419)	—
Loss on sale of assets	29	3,222	912	3,222
Depreciation and amortization expense	62,993	48,919	118,683	103,212

	5,155,525	3,646,519	9,937,585	6,476,703

Income (loss) from operations	(142,274)	209,254	(174,136)	179,255

Other income (expenses):
Change in fair value of catalyst leases	1,104	(1,748)	(1,484)	(4,633)
Debt extinguishment costs	(25,451)	—	(25,451)	—
Interest expense, net	(32,857)	(31,279)	(63,513)	(64,550)

Income (loss) before income taxes	(199,478)	176,227	(264,584)	110,072
Income tax expense (benefit)	5,898	(5,277)	6,332	26,996

Net income (loss)	(205,376)	181,504	(270,916)	83,076
Less: net income attributable to noncontrolling interests	267	90	380	393

Net income (loss) attributable to PBF Holding Company LLC	$(205,643)	$181,414	$(271,296)	$82,683

See notes to condensed consolidated financial statements.

PBF HOLDING COMPANY LLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net income (loss)	$(205,376)	$181,504	$(270,916)	$83,076
Other comprehensive income:
Unrealized gain on available for sale securities	43	99	77	405
Net gain on pension and other post-retirement benefits	287	316	574	632

Total other comprehensive income	330	415	651	1,037

Comprehensive income (loss)	(205,046)	181,919	(270,265)	84,113
Less: comprehensive income attributable to noncontrolling interests	267	90	380	393

Comprehensive income (loss) attributable to PBF Holding Company LLC	$(205,313)	$181,829	$(270,645)	$83,720

See notes to condensed consolidated financial statements.

PBF HOLDING COMPANY LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$(270,916)	$83,076
Adjustments to reconcile net income (loss) to net cash (used in) provided by operations:
Depreciation and amortization	122,849	107,945
Stock-based compensation	10,134	9,999
Change in fair value of catalyst leases	1,484	4,633
Deferred income taxes	5,123	27,060
Non-cash lower of cost or market inventory adjustment	167,134	(216,843)
Non-cash change in inventory repurchase obligations	(3,107)	26,172
Debt extinguishment costs	25,451	—
Pension and other post-retirement benefit costs	21,121	15,355
(Income) from equity method investee	(7,419)	—
Distributions from equity method investee	12,254	—
Loss on sale of assets	912	3,222

Changes in operating assets and liabilities:
Accounts receivable	6,121	(190,645)
Due to/from affiliates	(13,505)	(2,457)
Inventories	(178,738)	82,579
Prepaid expense and other current assets	(18,038)	(16,422)
Accounts payable	(144,819)	58,642
Accrued expenses	106,073	164,247
Deferred revenue	(7,408)	3,767
Other assets and liabilities	(40,525)	(12,522)

Net cash (used in) provided by operations	(205,819)	147,808

Cash flows from investing activities:
Expenditures for property, plant and equipment	(179,575)	(110,035)
Expenditures for deferred turnaround costs	(214,375)	(106,649)
Expenditures for other assets	(23,747)	(21,325)
Chalmette Acquisition working capital settlement	—	(2,659)
Proceeds from sale of assets	—	6,860

Net cash used in investing activities	(417,697)	(233,808)

Cash flows from financing activities:
Contributions from PBF LLC	97,000	—
Distributions to members	(5,252)	(61,667)
Proceeds from affiliate notes payable	—	635
Repayment of affiliate notes payable	—	(517)
Proceeds from 2025 7.25% Senior Notes	725,000	—
Cash paid to extinguish 2020 8.25% Senior Secured Notes	(690,209)	—
Repayments of PBF Rail Term Loan	(3,295)	—
Repayments of Rail Facility revolver borrowings	—	(6,970)
Proceeds from revolver borrowings	290,000	550,000
Repayments of revolver borrowings	(290,000)	—
Deferred financing costs and other	(12,414)	—

Net cash provided by financing activities	110,830	481,481

Net (decrease) increase in cash and cash equivalents	(512,686)	395,481
Cash and cash equivalents, beginning of period	626,705	914,749

Cash and cash equivalents, end of period	$114,019	$1,310,230

Supplemental cash flow disclosures
Non-cash activities:
Distribution of assets to PBF Energy Company LLC	$25,547	$—
Accrued and unpaid capital expenditures	127,805	8,149
Conversion of affiliate notes payable to capital contribution	86,298	—

See notes to condensed consolidated financial statements.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business

PBF Holding Company LLC (“PBF Holding” or the “Company”), a Delaware limited liability company, together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. PBF Holding is a wholly-owned subsidiary of PBF Energy Company LLC (“PBF LLC”). PBF Energy Inc. (“PBF Energy”) is the sole managing member of, and owner of an equity interest representing approximately 96.6% of the outstanding economic interest in, PBF LLC as of June 30, 2017. PBF Investments LLC (“PBF Investments”), Toledo Refining Company LLC (“Toledo Refining” or “TRC”), Paulsboro Refining Company LLC (“Paulsboro Refining” or “PRC”), Delaware City Refining Company LLC (“Delaware City Refining” or “DCR”), Chalmette Refining, L.L.C. (“Chalmette Refining”), PBF Western Region LLC (“PBF Western Region”), Torrance Refining Company LLC (“Torrance Refining”) and Torrance Logistics Company LLC are PBF LLC’s principal operating subsidiaries and are all wholly-owned subsidiaries of PBF Holding. Collectively, PBF Holding and its consolidated subsidiaries are referred to hereinafter as the “Company”.

On May 14, 2014, PBF Logistics LP (“PBFX”), a Delaware master limited partnership, completed its initial public offering (the “PBFX Offering”). PBF Logistics GP LLC (“PBF GP”) serves as the general partner of PBFX. PBF GP is wholly-owned by PBF LLC. In connection with the PBFX Offering, PBF Holding contributed to PBFX the assets and liabilities of certain crude oil terminaling assets. In a series of additional transactions subsequent to the PBFX Offering, PBF Holding distributed certain additional assets to PBF LLC, which in turn contributed those assets to PBFX (as described in “Note 8—Related Party Transactions”).

Substantially all of the Company’s operations are in the United States. As of June 30, 2017, the Company’s oil refineries are all engaged in the refining of crude oil and other feedstocks into petroleum products, and have been aggregated to form one reportable segment. To generate earnings and cash flows from operations, the Company is primarily dependent upon processing crude oil and selling refined petroleum products at margins sufficient to cover fixed and variable costs and other expenses. Crude oil and refined petroleum products are commodities; and factors largely out of the Company’s control can cause prices to vary over time. The potential margin volatility can have a material effect on the Company’s financial position, earnings and cash flow.

Basis of Presentation

The unaudited condensed consolidated financial information furnished herein reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, considered necessary for a fair presentation of the financial position and the results of operations and cash flows of the Company for the periods presented. All intercompany accounts and transactions have been eliminated in consolidation. These unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2016 of PBF Holding Company LLC and PBF Finance Corporation. The results of operations for the three and six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the full year.

Cost Classifications

Cost of products and other consists of the cost of crude oil, other feedstocks, blendstocks and purchased refined products and the related in-bound freight and transportation costs.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

Operating expenses (excluding depreciation) consists of direct costs of labor, maintenance and services, utilities, property taxes, environmental compliance costs and other direct operating costs incurred in connection with our refining operations. Such expenses exclude depreciation related to refining and logistics assets that are integral to the refinery production process, which is presented as a component of Depreciation and amortization expense on our Condensed Consolidated Statement of Operations.

Reclassification

Certain amounts previously reported in the Company’s condensed consolidated financial statements for prior periods have been reclassified to conform to the 2017 presentation. These reclassifications include certain details about accrued expenses in that footnote.

Recently Adopted Accounting Guidance

Effective January 1, 2017, the Company adopted Accounting Standard Update (“ASU”) No. 2016-06, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2016-06”). ASU 2016-6 was issued in March 2016 by the Financial Accounting Standards Board (“FASB”) to increase consistency in practice in applying guidance on determining if an embedded derivative is clearly and closely related to the economic characteristics of the host contract, specifically for assessing whether call (put) options that can accelerate the repayment of principal on a debt instrument meet the clearly and closely related criterion. The Company’s adoption of this guidance did not materially impact its consolidated financial statements.

Effective January 1, 2017, the Company adopted ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 was issued by the FASB in March 2016 to simplify certain aspects of the accounting for share-based payments to employees. The guidance in ASU 2016-09 requires all income tax effects of awards to be recognized in the income statement when the awards vest or are settled rather than recording excess tax benefits or deficiencies in additional paid-in capital. The guidance in ASU 2016-09 also allows an employer to repurchase more of an employee’s shares than it could prior to its adoption for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The Company’s adoption of this guidance did not materially impact its consolidated financial statements.

Effective January 1, 2017, the Company adopted ASU No. 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control” (“ASU 2016-17”). ASU 2016-17 was issued by the FASB in October 2016 to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (“VIE”) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments in this ASU do not change the characteristics of a primary beneficiary in current GAAP. The amendments in this ASU require that a reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The Company’s adoption of this guidance did not materially impact its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which provides guidance to assist entities with evaluating when a set of transferred assets and activities is a business. Under ASU 2017-01, it is expected that the definition of a

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

business will be narrowed and more consistently applied. ASU 2017-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The amendments in this ASU should be applied prospectively on or after the effective date. Early adoption of ASU 2017-01 is permitted and the Company early adopted the new standard in its consolidated financial statements and related disclosures effective January 1, 2017. The Company’s adoption of this guidance did not materially impact its consolidated financial statements.

Recent Accounting Pronouncements

In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) for all entities by one year. Additional ASUs have been issued in 2016 that provide certain implementation guidance related to ASU 2014-09 (collectively, the Company refers to ASU 2014-09 and these additional ASUs as the “Updated Revenue Recognition Guidance”). The Updated Revenue Recognition Guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective. Under ASU 2015-14, this guidance becomes effective for interim and annual periods beginning after December 15, 2017 and permits the use of either the retrospective or modified retrospective transition method. Under ASU 2015-14, early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has established a working group to assess the Updated Revenue Recognition Guidance, including its impact on the Company’s business processes, accounting systems, controls and financial statement disclosures. The Company’s preliminary expectation is that it will adopt this guidance using the modified retrospective method whereby a cumulative effect adjustment is recognized upon adoption and the Updated Revenue Recognition Guidance is applied prospectively. The Company will not early adopt this new guidance. The working group is progressing through its implementation plan and continues to evaluate the impact of this new standard on the Company’s consolidated financial statements and related disclosures. Although the Company’s analysis of the new standard is still in process and interpretative and industry specific guidance is still developing, the Company currently does not expect the new standard to have a material impact on the amount or timing of revenues recognized for the majority of its revenue arrangements. However, it is expected that the new standard will have some impact on presentation and disclosures in its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company has established a working group to study and lead implementation of the new guidance in ASU 2016-02. This working group was formed during 2016 and has begun the process of compiling a central repository for all leases entered into by the Company and its subsidiaries for further analysis as the implementation project progresses. It is not anticipated that the Company will early adopt this new guidance. The working group continues to evaluate the impact of this new standard on its consolidated financial statements and related disclosures. At this time, the Company has identified that the most significant impacts of this new guidance will be to bring nearly all leases on its balance sheet with “right of use assets” and “lease obligation liabilities” as well as accelerating the interest expense component of financing leases. While the assessment of the impacts arising from this standard is progressing, it remains in its early stages. Accordingly, the Company has not fully determined the impacts on its business processes, controls or financial statement disclosures.

In March 2017, the FASB issued ASU No. 2017-07, “Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

(“ASU 2017-07”), which provides guidance to improve the reporting of net benefit cost in the income statement and on the components eligible for capitalization in assets. Under the new guidance, employers will present the service cost component of net periodic benefit cost in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Only the service cost component will be eligible for capitalization in assets. Additionally, under this guidance, employers will present the other components of the net periodic benefit cost separately from the line item(s) that includes the service cost and outside of any subtotal of operating income, if one is presented. These components will not be eligible for capitalization in assets. Employers will apply the guidance on the presentation of the components of net periodic benefit cost in the income statement retrospectively. The guidance limiting the capitalization of net periodic benefit cost in assets to the service cost component will be applied prospectively. The guidance includes a practical expedient allowing entities to estimate amounts for comparative periods using the information previously disclosed in their pension and other postretirement benefit plan note to the financial statements. The amendments in this ASU are effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provides guidance to increase clarity and reduce both diversity in practice and cost and complexity when applying the existing accounting guidance on changes to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 require an entity to account for the effects of a modification unless all the following are met: (i) the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; (ii) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (iii) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The guidance in ASU 2017-09 should be applied prospectively. The amendments in this ASU are effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Company will apply the guidance prospectively for any modifications to its stock compensation plans occurring after the effective date of the new standard.

2. ACQUISITIONS

Torrance Acquisition

On July 1, 2016, the Company acquired from ExxonMobil Oil Corporation and its subsidiary, Mobil Pacific Pipe Line Company, the Torrance refinery and related logistics assets (collectively, the “Torrance Acquisition”). The Torrance refinery, located in Torrance, California, is a high-conversion, delayed-coking refinery. The facility is strategically positioned in Southern California with advantaged logistics connectivity that offers flexible raw material sourcing and product distribution opportunities primarily in the California, Las Vegas and Phoenix area markets. The Torrance Acquisition provided the Company with a broader more diversified asset base and increased the number of operating refineries from four to five and expanded the Company’s combined crude oil throughput capacity. The acquisition also provided the Company with a presence in the PADD 5 market.

In addition to refining assets, the transaction included a number of high-quality logistics assets including a sophisticated network of crude and products pipelines, product distribution terminals and refinery crude and product storage facilities. The most significant of the logistics assets is a crude gathering and transportation system which delivers San Joaquin Valley crude oil directly from the field to the refinery. Additionally, included in the transaction were several pipelines which provide access to sources of crude oil including the Ports of Long

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

Beach and Los Angeles, as well as clean product outlets with a direct pipeline supplying jet fuel to the Los Angeles airport.

The aggregate purchase price for the Torrance Acquisition was $521,350 in cash after post-closing purchase price adjustments, plus final working capital of $450,582. In addition, the Company assumed certain pre-existing environmental and regulatory emission credit obligations in connection with the Torrance Acquisition. The transaction was financed through a combination of cash on hand, including proceeds from certain PBF Energy equity offerings and borrowings under the Company’s asset based revolving credit agreement (the “Revolving Loan”).

The Company accounted for the Torrance Acquisition as a business combination under GAAP whereby the Company recognizes assets acquired and liabilities assumed in an acquisition at their estimated fair values as of the date of acquisition. The final purchase price and fair value allocation were completed as of June 30, 2017. During the measurement period, which ended in June 2017, adjustments were made to the Company’s preliminary fair value estimates related primarily to Property, plant and equipment and Other long-term liabilities reflecting the finalization of the Company’s assessment of the costs and duration of certain assumed pre-existing environmental obligations.

The total purchase consideration and the fair values of the assets and liabilities at the acquisition date were as follows:

Purchase Price
Gross purchase price	$537,500
Working capital	450,582
Post close purchase price adjustments	(16,150)

Total consideration	$971,932

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date:

Fair Value Allocation
Inventories	$404,542
Prepaid expenses and other current assets	982
Property, plant and equipment	704,633
Deferred charges and other assets, net	68,053
Accounts payable	(2,688)
Accrued expenses	(64,137)
Other long-term liabilities	(139,453)

Fair value of net assets acquired	$971,932

The Company’s condensed consolidated financial statements for the six months ended June 30, 2017 include the results of operations of the Torrance refinery and related logistics assets subsequent to the Torrance Acquisition whereas the same period in 2016 does not include the results of operations of such assets. On an unaudited pro forma basis, the revenues and net income of the Company assuming the Torrance Acquisition had occurred on January 1, 2015, are shown below. The unaudited pro forma information does not purport to present what the Company’s actual results would have been had the acquisition occurred on January 1, 2015, nor is the

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

financial information indicative of the results of future operations. The unaudited pro forma financial information includes the depreciation and amortization expense attributable to the Torrance Acquisition and interest expense associated with the related financing.

Six Months Ended June 30, 2016
Pro forma revenues	$7,734,969
Pro forma net loss attributable to PBF Holding Company LLC	$(121,369)

The unaudited amount of revenues and net loss above have been calculated after conforming accounting policies of the Torrance refinery and related logistics assets to those of the Company and certain one-time adjustments.

Chalmette Acquisition

On November 1, 2015, the Company acquired from ExxonMobil, Mobil Pipe Line Company and PDV Chalmette, L.L.C., 100% of the ownership interests of Chalmette Refining, which owns the Chalmette refinery and related logistics assets (collectively, the “Chalmette Acquisition”). While the Company’s condensed consolidated financial statements for both the three and six months ended June 30, 2017 and 2016 include the results of operations of Chalmette Refining, the final working capital settlement for the Chalmette Acquisition was finalized in the first quarter of 2016. Additionally, certain acquisition related costs for the Chalmette Acquisition were recorded in the first quarter of 2016.

Acquisition Expenses

The Company incurred acquisition related costs consisting primarily of consulting and legal expenses related to completed, pending and non-consummated acquisitions of $94 and $466 in the three and six months ended June 30, 2017, respectively. In the three and six months ended June 30, 2016, the Company incurred acquisition related costs of $2,410 and $7,134 respectively. These costs are included in the condensed consolidated statements of operations in General and administrative expenses.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

3. INVENTORIES

Inventories consisted of the following:

June 30, 2017
	Titled Inventory	Inventory Intermediation Arrangements	Total
Crude oil and feedstocks	$1,307,816	$—	$1,307,816
Refined products and blendstocks	935,041	300,939	1,235,980
Warehouse stock and other	94,490	—	94,490

	$2,337,347	$300,939	$2,638,286
Lower of cost or market adjustment	(650,702)	(112,420)	(763,122)

Total inventories	$1,686,645	$188,519	$1,875,164

December 31, 2016
	Titled Inventory	Inventory Intermediation Arrangements	Total
Crude oil and feedstocks	$1,102,007	$—	$1,102,007
Refined products and blendstocks	915,397	352,464	1,267,861
Warehouse stock and other	89,680	—	89,680

	$2,107,084	$352,464	$2,459,548
Lower of cost or market adjustment	(492,415)	(103,573)	(595,988)

Total inventories	$1,614,669	$248,891	$1,863,560

Inventory under inventory intermediation arrangements included certain light finished products sold to counterparties and stored in the Paulsboro and Delaware City refineries’ storage facilities in connection with the amended and restated inventory intermediation agreements (as amended in the second quarter of 2017, the “A&R Intermediation Agreements”) with J. Aron & Company, a subsidiary of The Goldman Sachs Group, Inc. (“J. Aron”).

During the three months ended June 30, 2017, the Company recorded an adjustment to value its inventories to the lower of cost or market (“LCM”) which decreased both operating income and net income by $151,095 reflecting the net change in the lower of cost or market inventory reserve from $612,027 at March 31, 2017 to $763,122 at June 30, 2017. During the six months ended June 30, 2017, the Company recorded an adjustment to value its inventories to the lower of cost or market which decreased both operating income and net income by $167,134 reflecting the net change in the lower of cost or market inventory reserve from $595,988 at December 31, 2016 to $763,122 at June 30, 2017.

During the three months ended June 30, 2016, the Company recorded an adjustment to value its inventories to the lower of cost or market which increased both operating income and net income by $157,780 reflecting the net change in the lower of cost or market inventory reserve from $1,058,273 at March 31, 2016 to $900,493 at June 30, 2016. During the six months ended June 30, 2016, the Company recorded an adjustment to value its inventories to the lower of cost or market which increased both operating income and net income by $216,843 reflecting the net change in the lower of cost or market inventory reserve from $1,117,336 at December 31, 2015 to $900,493 at June 30, 2016.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

4. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	June 30, 2017	December 31, 2016
Inventory-related accruals	$778,746	$810,027
Inventory intermediation arrangements	233,455	225,524
Renewable energy credit and emissions obligations	172,331	70,158
Excise and sales tax payable	100,998	86,046
Accrued transportation costs	83,312	89,830
Accrued capital expenditures	75,711	33,610
Accrued refinery maintenance and support costs	32,326	28,670
Accrued utilities	28,914	44,190
Customer deposits	23,912	9,215
Accrued salaries and benefits	15,961	17,466
Accrued interest	9,047	28,934
Environmental liabilities	8,902	8,882
Other	30,685	10,177

Total accrued expenses	$1,594,300	$1,462,729

The Company has the obligation to repurchase certain intermediates and finished products that are held in the Company’s refinery storage tanks at the Delaware City and Paulsboro refineries in accordance with the A&R Intermediation Agreements with J. Aron. As of June 30, 2017 and December 31, 2016, a liability is recognized for the inventory intermediation arrangements and is recorded at market price for the J. Aron owned inventory held in the Company’s storage tanks under the A&R Inventory Intermediation Agreements, with any change in the market price being recorded in Cost of products and other.

The Company is subject to obligations to purchase Renewable Identification Numbers (“RINs”) required to comply with the Renewable Fuels Standard. The Company’s overall RINs obligation is based on a percentage of domestic shipments of on-road fuels as established by the Environmental Protection Agency (“EPA”). To the degree the Company is unable to blend the required amount of biofuels to satisfy its RINs obligation, RINs must be purchased on the open market to avoid penalties and fines. The Company records its RINs obligation on a net basis in Accrued expenses when its RINs liability is greater than the amount of RINs earned and purchased in a given period and in Prepaid expenses and other current assets when the amount of RINs earned and purchased is greater than the RINs liability. In addition, the Company is subject to obligations to comply with federal and state legislative and regulatory measures to address environmental compliance and greenhouse gas and other emissions, including AB32 in California. These requirements include incremental costs to operate and maintain our facilities as well as to implement and manage new emission controls and programs, which have contributed to the increase in accrued environmental liabilities and emission obligations following the Torrance Acquisition. Renewable energy credit and emissions obligations fluctuate with the volume of applicable product sales and timing of credit purchases.

5. LONG-TERM DEBT

Senior Notes

On May 30, 2017, PBF Holding entered into an Indenture (the “Indenture”) among PBF Holding and PBF Holding’s wholly-owned subsidiary, PBF Finance Corporation (“PBF Finance” and, together with PBF Holding,

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

the “Issuers”), the guarantors named therein (collectively the “Guarantors”) and Wilmington Trust, National Association, as Trustee, under which the Issuers issued $725,000 in aggregate principal amount of 7.25% senior notes due 2025 (the “2025 Senior Notes”). The Issuers received net proceeds of approximately $712,586 from the offering after deducting the initial purchasers’ discount and estimated offering expenses. The Company used the net proceeds to fund the cash tender offer (the “Tender Offer”) for any and all of its outstanding 8.25% senior secured notes due 2020 (the “2020 Senior Secured Notes”), to pay the related redemption price and accrued and unpaid interest for any 2020 Senior Secured Notes that remained outstanding after the completion of the Tender Offer, and for general corporate purposes. The difference between the carrying value of the 2020 Senior Secured Notes on the date they were reacquired and the amount for which they were reacquired has been classified as debt extinguishment costs in the condensed consolidated statement of operations.

The 2025 Senior Notes include a registration payment arrangement whereby the Company has agreed to file with the SEC and use reasonable efforts to cause to become effective within 365 days of the closing date, a registration statement relating to an offer to exchange the 2025 Senior Notes for an issue of registered notes with terms substantially identical to the notes. The Issuers will be obligated to pay additional interest if they fail to comply with their obligations to register the 2025 Senior Notes within the specified time period. The Company fully intends to file a registration statement for the exchange of the 2025 Senior Notes within the 365 day period following the closing of the 2025 Senior Notes. In addition, there are no restrictions or hindrances that the Company is aware of that would prohibit the Issuers from filing such registration statement and maintaining its effectiveness as stipulated in the registration rights agreement. As such, the Company asserts that it is not probable that it will have to transfer any consideration as a result of the registration rights agreement and thus no loss contingency was recorded.

The 2025 Senior Notes are guaranteed on a senior unsecured basis by substantially all of PBF Holding’s subsidiaries. The 2025 Senior Notes and guarantees are senior unsecured obligations and rank equal in right of payment with all of the Issuers’ and the Guarantors’ existing and future senior indebtedness, including PBF Holding’s Revolving Loan and the Issuers’ 7.00% senior notes due 2023 (the “2023 Senior Notes”). The 2025 Senior Notes and the guarantees rank senior in right of payment to the Issuers’ and the Guarantors’ existing and future indebtedness that is expressly subordinated in right of payment thereto. The 2025 Senior Notes and the guarantees are effectively subordinated to any of the Issuers’ and the Guarantors’ existing or future secured indebtedness (including the Revolving Loan) to the extent of the value of the collateral securing such indebtedness. The 2025 Senior Notes and the guarantees are structurally subordinated to any existing or future indebtedness and other obligations of the Issuers’ non-guarantor subsidiaries.

PBF Holding has optional redemption rights to repurchase all or a portion of the 2025 Senior Notes at varying prices no less than 100% of the principal amounts of the notes plus accrued and unpaid interest. The holders of the 2025 Senior Notes have repurchase options exercisable only upon a change in control, certain asset sale transactions, or in event of a default as defined in the Indenture. In addition, the 2025 Senior Notes contain customary terms, events of default and covenants for an issuer of non-investment grade debt securities that limit certain types of additional debt, equity issuances, and payments. Many of these covenants will cease to apply or will be modified if the 2025 Senior Notes are rated investment grade.

Upon the satisfaction and discharge of the 2020 Senior Secured Notes in connection with the closing of the Tender Offer and the redemption described above, a Collateral Fall-Away Event under the indenture governing the 2023 Senior Notes occurred on May 30, 2017, and the 2023 Senior Notes became unsecured and certain covenants were modified, as provided for in the indenture governing the 2023 Senior Notes and related documents.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

6. INCOME TAXES

PBF Holding is a limited liability company treated as a “flow-through” entity for income tax purposes. Accordingly, there is generally no benefit or provision for federal or state income tax in the PBF Holding financial statements apart from the income tax attributable to two subsidiaries acquired in connection with the acquisition of Chalmette Refining and the Company’s wholly-owned Canadian subsidiary, PBF Energy Limited (“PBF Ltd.”). The two subsidiaries acquired in connection with the Chalmette Acquisition are treated as C-Corporations for income tax purposes.

The income tax provision (benefit) in the PBF Holding condensed consolidated financial statements of operations consists of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Current tax expense (benefit)	$737	$299	$1,209	$(64)
Deferred tax expense (benefit)	5,161	(5,576)	5,123	27,060

Total tax expense (benefit)	$5,898	$(5,277)	$6,332	$26,996

During the preparation of the financial statements for the first quarter of 2016, management determined that the deferred income tax liabilities for PBF Ltd. were understated for prior periods. For the three months ended March 31, 2016, the Company incurred $30,602 of deferred tax expense and $121 of current tax expense relating to a correction of prior periods.

7. AFFILIATE NOTES PAYABLE

PBF Holding has entered into affiliate notes payable with PBF Energy and PBF LLC with an interest rate of 2.5% and a five year term, which may be prepaid in whole or in part at any time, at the option of PBF Holding, without penalty or premium. Additional borrowings may be made by PBF Holding under such affiliate notes payable from time to time. In the fourth quarter of 2016, the notes were extended to 2021. Additionally, in the fourth quarter of 2016, PBF LLC converted $379,947 of the outstanding affiliate notes payable from PBF Holding to a capital contribution. In the first quarter of 2017, PBF LLC converted the full amount of outstanding affiliate notes payable from PBF Holding of $86,298 to a capital contribution. Therefore, as of June 30, 2017, PBF Holding had no outstanding affiliate notes payable with PBF Energy and PBF LLC ($86,298 outstanding as of December 31, 2016).

8. RELATED PARTY TRANSACTIONS

Transactions and Agreements with PBFX

PBF Holding entered into agreements with PBFX that establish fees for certain general and administrative services, and operational and maintenance services provided by the Company to PBFX. In addition, the Company executed terminal, pipeline and storage services agreements with PBFX under which PBFX provides commercial transportation, terminaling, storage and pipeline services to the Company. These agreements with PBFX include the agreements set forth below:

Contribution Agreements

Immediately prior to the closing of certain contribution agreements, which PBF LLC entered into with PBFX (collectively referred to as the “Contribution Agreements”), PBF Holding contributed certain assets to

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

PBF LLC. PBF LLC in turn contributed those assets to PBFX pursuant to the Contribution Agreements. Certain proceeds received by PBF LLC from PBFX in accordance with the Contribution Agreements were subsequently contributed by PBF LLC to PBF Holding.

Pursuant to a Contribution Agreement entered into on February 15, 2017, PBF Holding contributed all of the issued and outstanding limited liability company interests of Paulsboro Natural Gas Pipeline Company LLC (“PNGPC”) to PBF LLC. PBFX Operating Company LP (“PBFX Op Co”), PBFX’s wholly-owned subsidiary, in turn acquired the limited liability company interests in PNGPC from PBF LLC in connection with the Contribution Agreement effective February 28, 2017. PNGPC owns and operates an existing interstate natural gas pipeline which serves PBF Holding’s Paulsboro refinery (the “Paulsboro Natural Gas Pipeline”), which is subject to regulation by the Federal Energy Regulatory Commission (“FERC”). PNGPC has FERC approval for, and is in the process of constructing, a new pipeline (the “New Pipeline”) to replace the existing pipeline, which was placed in service in August 2017.

In consideration for the PNGPC limited liability company interests, PBFX delivered to PBF LLC (i) an $11,600 intercompany promissory note in favor of Paulsboro Refining Company LLC, a wholly owned subsidiary of PBF Holding (the “Promissory Note”), (ii) an expansion rights and right of first refusal agreement in favor of PBF LLC with respect to the New Pipeline and (iii) an assignment and assumption agreement with respect to certain outstanding litigation involving PNGPC and the existing pipeline.

Commercial Agreements

In connection with the Contribution Agreements, PBF Holding entered into long-term, fee-based commercial agreements with PBFX. Under these agreements, PBFX provides various pipeline, rail and truck terminaling and storage services to PBF Holding and PBF Holding has committed to provide PBFX with minimum fees based on minimum monthly throughput volumes. The fees under each of these agreements are supported by contractual fee escalations for inflation adjustments and certain increases in operating costs. PBF Holding believes the terms and conditions under these agreements, as well as the Omnibus Agreement (as defined below) and the Services Agreement (as defined below) each with PBFX, are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

These commercial agreements (as defined in the table below) with PBFX include:

Service Agreements	Initiation Date	Initial Term	Renewals (a)	Minimum Volume Commitments	Force Majeure
Transportation and Terminaling
Delaware City Rail Terminaling Services Agreement	5/8/2014	7 years, 8 months	2 x 5	85,000 bpd
Toledo Truck Unloading & Terminaling Services Agreement	5/8/2014	7 years, 8 months	2 x 5	5,500 bpd
Delaware West Ladder Rack Terminaling Services Agreement	10/1/2014	7 years, 3 months	2 x 5	40,000 bpd
Toledo Storage Facility Storage and Terminaling Services Agreement- Terminaling Facility	12/12/2014	10 years	2 x 5	4,400 bpd
Delaware Pipeline Services Agreement	5/15/2015	10 years, 8 months	2 x 5	50,000 bpd
Delaware Pipeline Services Agreement- Magellan Connection	11/1/2016	2 years, 5 months	N/A	14,500 bpd
Delaware City Truck Loading Services Agreement- Gasoline	5/15/2015	10 years, 8 months	2 x 5	30,000 bpd
Delaware City Truck Loading Services Agreement- LPGs	5/15/2015	10 years, 8 months	2 x 5	5,000 bpd	PBFX or PBF Holding can declare
East Coast Terminals Terminaling Services Agreements	5/1/2016	Various (f)	Evergreen	15,000 bpd (e)
East Coast Terminals Tank Lease Agreements	5/1/2016	Various (f)	Evergreen	350,000 barrels (c)
Torrance Valley Pipeline Transportation Services Agreement- North Pipeline	8/31/2016	10 years	2 x 5	50,000 bpd
Torrance Valley Pipeline Transportation Services Agreement- South Pipeline	8/31/2016	10 years	2 x 5	70,000 bpd
Torrance Valley Pipeline Transportation Services Agreement- Midway Storage Tank	8/31/2016	10 years	2 x 5	55,000 barrels (c)
Torrance Valley Pipeline Transportation Services Agreement- Emidio Storage Tank	8/31/2016	10 years	2 x 5	900,000 barrels per month
Torrance Valley Pipeline Transportation Services Agreement- Belridge Storage Tank	8/31/2016	10 years	2 x 5	770,000 barrels per month
Paulsboro Natural Gas Pipeline Services Agreement (b)	9/1/2011	15 years	Evergreen	N/A
Toledo Terminal Services Agreement (g)	5/1/2016	1 year	Evergreen	N/A
Storage
Toledo Storage Facility Storage and Terminaling Services Agreement-Storage Facility	12/12/2014	10 years	2 x 5	3,849,271 barrels (c)	PBFX or PBF Holding can declare
Chalmette Storage Agreement (d)	See note (d)	10 years	2 x 5	625,000 barrels

(a)	PBF Holding has the option to extend the agreements for up to two additional five-year terms, as applicable, in the table above.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

(b)	In connection with the PNGPC Contribution Agreement, PBFX assumed the current commercial transportation agreement between PNGPC and the Paulsboro refinery. Subsequent to the completion of the New Pipeline, PBF Holding will enter into a new transportation agreement with PBFX.
(c)	Reflects the overall capacity of the storage facility. The storage minimum volume commitment (“MVC”) is subject to effective operating capacity of each tank which can be impacted by routine tank maintenance and other factors.
(d)	The Chalmette Storage Agreement was entered into on February 15, 2017 but commences at the earlier of November 1, 2017 or the completion of the Chalmette Storage Tank construction (as defined below).
(e)	The East Coast Terminals terminaling service agreements have no MVCs and are billed based on actual volumes throughput, other than a terminaling services agreement between the East Coast Terminals’ Paulsboro, New Jersey location and PBF Holding with a 15,000 bpd MVC.
(f)	The East Coast Terminal related party agreements include varying term lengths, ranging from one to five years.
(g)	Subsequent to the Toledo Terminal Acquisition, the Toledo Terminal was added to the East Coast Terminals Terminaling Service Agreements.

Other Agreements

In addition to the commercial agreements described above, at the closing of the PBFX Offering, PBFX entered into an omnibus agreement, which has been amended and restated in connection with the closing of each of the contribution agreements with PBF GP, PBF LLC and PBF Holding (as amended, the “Omnibus Agreement”). The Omnibus Agreement addresses the payment of an annual fee for the provision of various general and administrative services and reimbursement of salary and benefit costs for certain PBF Energy employees. The annual fee was increased to $6,900 per year effective as of January 1, 2017.

In connection with the PBFX Offering, PBFX also entered into an operation and management services and secondment agreement with PBF Holding and certain of its subsidiaries, pursuant to which PBF Holding and its subsidiaries provide PBFX with the personnel necessary for PBFX to perform its obligations under its commercial agreements. PBFX reimburses PBF Holding for the use of such employees and the provision of certain infrastructure-related services to the extent applicable to its operations, including storm water discharge and waste water treatment, steam, potable water, access to certain roads and grounds, sanitary sewer access, electrical power, emergency response, filter press, fuel gas, API solids treatment, fire water and compressed air. On February 28, 2017, PBF Holding and PBFX entered into a fifth amended and restated services agreement (as amended, the “Services Agreement”) in connection with the PNGPC Contribution Agreement, resulting in an increase to the annual fee to $6,696. The Services Agreement will terminate upon the termination of the Omnibus Agreement, provided that PBFX may terminate any service on 30 days’ notice.

In connection with the Chalmette Storage Agreement, PBF Holding’s subsidiary, Chalmette Refining, entered into a twenty-year lease for the premises upon which a new tank at the Chalmette refinery (the “Chalmette Storage Tank”) will be located (the “Lease”) and a project management agreement (the “Project Management Agreement”) pursuant to which Chalmette Refining will manage the construction of the tank. The Lease can be extended by PBFX Op Co for two additional ten year terms.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

Summary of Transactions with PBFX

A summary of revenue and expense transactions with PBFX is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenues under affiliate agreements:
Services Agreement	$1,661	$1,121	$3,279	$2,243
Omnibus Agreement	1,630	1,415	3,284	2,259
Total expenses under affiliate agreements	58,355	37,965	114,557	74,514

9. COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company’s refineries, pipelines and related operations are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and the compositions of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating the refineries, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

In connection with the Paulsboro refinery acquisition, the Company assumed certain environmental remediation obligations. The Paulsboro environmental liability of $11,117 recorded as of June 30, 2017 ($10,792 as of December 31, 2016) represents the present value of expected future costs discounted at a rate of 8.0%. The current portion of the environmental liability is recorded in Accrued expenses and the non-current portion is recorded in Other long-term liabilities. This liability is self-guaranteed by the Company.

In connection with the acquisition of the Delaware City assets, Valero Energy Corporation (“Valero”) remains responsible for certain pre-acquisition environmental obligations up to $20,000 and the predecessor to Valero in ownership of the refinery retains other historical obligations.

In connection with the acquisition of the Delaware City assets and the Paulsboro refinery, the Company and Valero purchased ten year, $75,000 environmental insurance policies to insure against unknown environmental liabilities at each site. In connection with the Toledo refinery acquisition, Sunoco, Inc. (R&M) (“Sunoco”) remains responsible for environmental remediation for conditions that existed on the closing date for twenty years from March 1, 2011, subject to certain limitations.

In connection with the acquisition of the Chalmette refinery, the Company obtained $3,936 in financial assurance (in the form of a surety bond) to cover estimated potential site remediation costs associated with an agreed to Administrative Order of Consent with the EPA. The estimated cost assumes remedial activities will continue for a minimum of 30 years. Further, in connection with the acquisition of the Chalmette refinery, the Company purchased a ten year, $100,000 environmental insurance policy to insure against unknown environmental liabilities at the refinery.

As of November 1, 2015, the Company acquired Chalmette Refining, which was in discussions with the Louisiana Department of Environmental Quality (“LDEQ”) to resolve self-reported deviations from refinery operations relating to certain Clean Air Act Title V permit conditions, limits and other requirements. LDEQ

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

commenced an enforcement action against Chalmette Refining on November 14, 2014 by issuing a Consolidated Compliance Order and Notice of Potential Penalty (the “Order”) covering deviations from 2009 and 2010. Chalmette Refining and LDEQ subsequently entered into a dispute resolution agreement, the enforcement of which has been suspended while negotiations are ongoing, which may include the resolution of deviations outside the periods covered by the Order. In February 2017, Chalmette Refining and the LDEQ met to resolve the issues under the Order, including the assessment of an administrative penalty against Chalmette Refining. Although a resolution has not been finalized, the administrative penalty is anticipated to be approximately $700, including beneficial environmental projects. To the extent the administrative penalty exceeds such amount, it is not expected to be material to the Company.

On January 24, 2017, in connection with a Clean Air Act inspection in May 2014 by the EPA to determine compliance with 40 CFR Subpart 68 Chemical Accident Prevention Provisions, EPA notified the Chalmette refinery of its intent to bring an enforcement action on two findings from the audit. In a letter received in June 2017 the EPA stated that there are “no violations or areas of concern” at the Chalmette refinery “for which EPA intends to take enforcement action” relative to the 2014 inspection.

On December 23, 2016, the Delaware City refinery received a Notice of Violation (“NOV”) from DNREC concerning a potential violation of the DNREC order authorizing the shipment of crude oil by barge from the refinery. The NOV alleges that DCR made shipments to locations other than the Paulsboro refinery in violation of the order and requests certain additional information. On February 7, 2017, DCR responded to the NOV. On March 10, 2017, DNREC issued a $150 fine in a Notice of Penalty Assessment and Secretary’s Order to the Delaware City refinery for violating the 2013 Secretary’s Order. DNREC’s investigation found that PBF Energy violated the Order throughout 2014, when it made 17 barge shipments of crude oil over 15 days to locations other than the Paulsboro refinery. DNREC determined that the Delaware City refinery had violated the order by failing to make timely and full disclosure to DNREC about the nature and extent of those shipments, and had misrepresented the number of shipments that went to other facilities. The penalty assessment and Secretary’s Order conclude that the 2013 Secretary’s Order was violated by the Delaware City refinery by shipping crude oil from the Delaware City terminal to three locations other than the Paulsboro refinery, on 15 days in 2014, making a total of 17 separate barge shipments containing approximately 35.7 million gallons of crude oil in total. On April 28, 2017, DCR appealed the Notice of Penalty Assessment and Secretary’s Order. To the extent that the penalty and Secretary’s Order are upheld, there will not be a material adverse effect on the Company’s financial position, results of operations or cash flows.

On December 28, 2016, DNREC issued a Coastal Zone Act permit (the “Ethanol permit”) to DCR allowing the utilization of existing tanks and existing marine loading equipment at their existing facilities to enable denatured ethanol to be loaded from storage tanks to marine vessels and shipped to offsite facilities. On January 13, 2017, the issuance of the Ethanol Permit was appealed by two environmental groups. On February 27, 2017, the Coastal Zone Industrial Board held a public hearing and dismissed the appeal, determining that the appellants did not have standing. The final opinion and order of the Board was issued March 16, 2017. The appellants filed an appeal of the Board’s decision with the Delaware Superior Court on March 30, 2017.

On February 3, 2011, EPA sent a request for information pursuant to Section 114 of the Clean Air Act to the Paulsboro refinery with respect to compliance with EPA standards governing flaring. The refinery and the EPA have reached agreement on settlement, which includes a civil penalty of $180. On July 13, 2017, the U.S. Department of Justice filed with the Court the motion to enter the consent decree. The refinery is waiting for the Court to take action on the motion, at which point it will be officially lodged.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

On February 14, 2017, the New Jersey Department of Environmental Protection (“NJDEP”) submitted a proposed Administrative Consent Order (“ACO”) which covers air emission violations from 2013 through 2016, and work practice standards that were not subject to an affirmative defense at the Paulsboro refinery. In settlement of the violations, the NJDEP has proposed that the Paulsboro refinery pay a civil administrative penalty of $313, which includes $153 for a supplemental environmental project. This offer was accepted. The supplemental environmental project has already been completed, and the remaining $160 was paid to NJDEP in June 2017.

In connection with the acquisition of the Torrance refinery and related logistics assets, the Company assumed certain pre-existing environmental liabilities totaling $139,827 as of June 30, 2017 ($142,456 as of December 31, 2016), related to certain environmental remediation obligations to address existing soil and groundwater contamination and monitoring and other clean-up activities, which reflects the current estimated cost of the remediation obligations. The current portion of the environmental liability is recorded in Accrued expenses and the non-current portion is recorded in Other long-term liabilities. In addition, in connection with the acquisition of the Torrance refinery and related logistics assets, the Company purchased a ten year, $100,000 environmental insurance policy to insure against unknown environmental liabilities. Furthermore, in connection with the acquisition, the Company assumed responsibility for certain specified environmental matters that occurred prior to the Company’s ownership of the refinery. Specifically, the Company assumed responsibility for specified NOVs issued by the Southern California Air Quality Management District (“SCAQMD”) in various years before the Company’s ownership.

Additionally, subsequent to the acquisition, the Company received further NOVs from the SCAQMD as well as from the City of Torrance and the City of Torrance Fire Department related to alleged operational violations, emission discharges and/or flaring incidents at the refinery. With the exception of one NOV for which a proposed settlement is less than $100, no settlement or penalty demands have been received to date with respect to the other NOVs. As the ultimate outcomes are uncertain, the Company cannot currently estimate the final amount or timing of their resolution. It is reasonably possible that SCAQMD and/or the City of Torrance will assess penalties in these matters but any such amount is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The Company’s operations and many of the products it manufactures are subject to certain specific requirements of the Clean Air Act (the “CAA”) and related state and local regulations. The CAA contains provisions that require capital expenditures for the installation of certain air pollution control devices at the Company’s refineries. Subsequent rule making authorized by the CAA or similar laws or new agency interpretations of existing rules, may necessitate additional expenditures in future years.

In 2010, New York State adopted a Low-Sulfur Heating Oil mandate that, beginning July 1, 2012, requires all heating oil sold in New York State to contain no more than 15 parts per million (“PPM”) sulfur. Since July 1, 2012, other states in the Northeast market began requiring heating oil sold in their state to contain no more than 15 PPM sulfur. Currently, all of the Northeastern states and Washington DC have adopted sulfur controls on heating oil. Most of the Northeastern states will now require heating oil with 15 PPM or less sulfur by July 1, 2018 (except for Pennsylvania and Maryland—where less than 500 ppm sulfur is required). All of the heating oil the Company currently produces meets these specifications. The mandate and other requirements do not currently have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA issued the final Tier 3 Gasoline standards on March 3, 2014 under the CAA. This final rule establishes more stringent vehicle emission standards and further reduces the sulfur content of gasoline starting in January 2017. The new standard is set at 10 PPM sulfur in gasoline on an annual average basis starting

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

January 1, 2017, with a credit trading program to provide compliance flexibility. The EPA responded to industry comments on the proposed rule and maintained the per gallon sulfur cap on gasoline at the existing 80 PPM cap. The refineries are complying with these new requirements as planned, either directly or using flexibility provided by sulfur credits generated or purchased in advance as an economic optimization. The standards set by the new rule are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA published the final 2014-2016 standards under the Renewable Fuels Standard (“RFS”) late in 2015 and issued final 2017 RFS standards in November 2016. In July 2017, the EPA issued proposed 2018 RFS standards that, while the Company is still reviewing, appear to slightly reduce renewable volume standards from final 2017 levels. It is not clear that renewable fuel producers will be able to produce the volumes of these fuels required for blending in accordance with the 2017 standards. The final 2017 cellulosic standard is at approximately 135% of the 2016 standard. It is likely that cellulosic RIN production will be lower than needed forcing obligated parties, such as the Company, to purchase cellulosic “waiver credits” to comply in 2017 (the waiver credit option by regulation is only available for the cellulosic standard). The advanced and total RIN requirements were raised (by 7% and 3%, respectively) above the original proposed level in May 2016. Production of advanced RINs has been below what is needed for compliance in 2016. Obligated parties, such as the Company, will likely be relying on the nesting feature of the biodiesel RIN to comply with the advanced standard in 2017. While the Company believes that total RIN production will be adequate for 2016 needs, the new 2017 standard will put obligated parties up against the E10 blendwall leaving little flexibility. Compliance in 2017 will likely rely on obligated parties drawing down the supply of excess RINs collectively known as the “RIN bank” and could tighten the RIN market potentially raising RIN prices further. The Company is supporting a proposal to change the point of obligation under the RFS program to the “blender” of renewable fuels, of which the new presidential administration may be supportive. Depending on how the new administration addresses this proposal and any future changes to the RFS 2 program, there could be a material impact on the Company’s cost of compliance with RFS 2.

In addition, on December 1, 2015 the EPA finalized revisions to an existing air regulation concerning Maximum Achievable Control Technologies (“MACT”) for Petroleum Refineries. The regulation requires additional continuous monitoring systems for eligible process safety valves relieving to atmosphere, minimum flare gas heat (Btu) content, and delayed coke drum vent controls to be installed by January 30, 2019. In addition, a program for ambient fence line monitoring for benzene will need to be implemented by January 30, 2018. The Company is currently evaluating the final standards to evaluate the impact of this regulation, and at this time does not anticipate it will have a material impact on the Company’s financial position, results of operations or cash flows.

The EPA published a Final Rule to the Clean Water Act (“CWA”) Section 316(b) in August 2014 regarding cooling water intake structures, which includes requirements for petroleum refineries. The purpose of this rule is to prevent fish from being trapped against cooling water intake screens (impingement) and to prevent fish from being drawn through cooling water systems (entrainment). Facilities will be required to implement Best Technology Available (“BTA”) as soon as possible, but state agencies have the discretion to establish implementation time lines. The Company continues to evaluate the impact of this regulation, and at this time does not anticipate it having a material impact on the Company’s financial position, results of operations or cash flows.

As a result of the Torrance Acquisition, the Company is subject to greenhouse gas emission control regulations in the state of California pursuant to Assembly Bill 32 (“AB32”). AB32 imposes a statewide cap on greenhouse gas emissions, including emissions from transportation fuels, with the aim of returning the state to

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

1990 emission levels by 2020. AB32 is implemented through two market mechanisms including the Low Carbon Fuel Standard (“LCFS”) and Cap and Trade, which was extended for an additional ten years to 2030 in July 2017. The Company is responsible for the AB32 obligations related to the Torrance refinery beginning on July 1, 2016 and must purchase emission credits to comply with these obligations. Additionally, in September 2016, the state of California enacted Senate Bill 32 (“SB32”) which further reduces greenhouse gas emissions targets to 40 percent below 1990 levels by 2030.

However, subsequent to the acquisition, the Company is recovering the majority of these costs from its customers, and as such does not expect this obligation to materially impact the Company’s financial position, results of operations, or cash flows. To the degree there are unfavorable changes to AB32 or SB32 regulations or the Company is unable to recover such compliance costs from customers, these regulations could have a material adverse effect on our financial position, results of operations and cash flows.

On February 15, 2017, the Company received another notification that EPA records indicated that PBF Holding used potentially invalid RINs that were in fact verified under the EPA’s RIN Quality Assurance Program (“QAP”) by an independent auditor as QAP A RINs. Under the regulations, use of potentially invalid QAP A RINs provided the user with an affirmative defense from civil penalties provided certain conditions are met. The Company has asserted the affirmative defense and if accepted by the EPA will not be required to replace these RINs and will not be subject to civil penalties under the program. It is reasonably possible that the EPA will not accept the Company’s defense and may assess penalties in these matters but any such amount is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The Company is also currently subject to certain other existing environmental claims and proceedings. The Company believes that there is only a remote possibility that future costs related to any of these other known contingent liability exposures would have a material impact on its financial position, results of operations or cash flows.

PBF LLC Limited Liability Company Agreement

The holders of limited liability company interests in PBF LLC, including PBF Energy, generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of PBF LLC, regardless of whether such holders receive cash distributions from PBF LLC. PBF Energy ultimately may not receive cash distributions from PBF LLC equal to its share of such taxable income or even equal to the actual tax due with respect to that income. For example, PBF LLC is required to include in taxable income PBF LLC’s allocable share of PBFX’s taxable income and gains (such share to be determined pursuant to the partnership agreement of PBFX), regardless of the amount of cash distributions received by PBF LLC from PBFX, and such taxable income and gains will flow-through to PBF Energy to the extent of its allocable share of the taxable income of PBF LLC. As a result, at certain times, the amount of cash otherwise ultimately available to PBF Energy on account of its indirect interest in PBFX may not be sufficient for PBF Energy to pay the amount of taxes it will owe on account of its indirect interests in PBFX.

Taxable income of PBF LLC generally is allocated to the holders of PBF LLC units (including PBF Energy) pro-rata in accordance with their respective share of the net profits and net losses of PBF LLC. In general, PBF LLC is required to make periodic tax distributions to the members of PBF LLC, including PBF Energy, pro-rata in accordance with their respective percentage interests for such period (as determined under the amended and restated limited liability company agreement of PBF LLC), subject to available cash and applicable law and contractual restrictions (including pursuant to our debt instruments) and based on certain assumptions. Generally, these tax distributions are required to be in an amount equal to our estimate of the taxable income of PBF LLC

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

for the year multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses). If, with respect to any given calendar year, the aggregate periodic tax distributions were less than the actual taxable income of PBF LLC multiplied by the assumed tax rate, PBF LLC is required to make a “true up” tax distribution, no later than March 15 of the following year, equal to such difference, subject to the available cash and borrowings of PBF LLC. PBF LLC generally obtains funding to pay its tax distributions by causing PBF Holding to distribute cash to PBF LLC and from distributions it receives from PBFX.

Tax Receivable Agreement

PBF Energy (the Company’s indirect parent) entered into a tax receivable agreement with the PBF LLC Series A and PBF LLC Series B Unit holders (the “Tax Receivable Agreement”) that provides for the payment by PBF Energy to such persons of an amount equal to 85% of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) increases in tax basis, as described below, and (ii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For purposes of the Tax Receivable Agreement, the benefits deemed realized by PBF Energy will be computed by comparing the actual income tax liability of PBF Energy (calculated with certain assumptions) to the amount of such taxes that PBF Energy would have been required to pay had there been no increase to the tax basis of the assets of PBF LLC as a result of purchases or exchanges of PBF LLC Series A Units for shares of PBF Energy’s Class A common stock and had PBF Energy not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless: (i) PBF Energy exercises its right to terminate the Tax Receivable Agreement, (ii) PBF Energy breaches any of its material obligations under the Tax Receivable Agreement or (iii) certain changes of control occur, in which case all obligations under the Tax Receivable Agreement will generally be accelerated and due as calculated under certain assumptions.

The payment obligations under the Tax Receivable Agreement are obligations of PBF Energy and not of PBF LLC or the Company. In general, PBF Energy expects to obtain funding for these annual payments from PBF LLC, primarily through tax distributions, which PBF LLC makes on a pro-rata basis to its owners. Such owners include PBF Energy, which holds a 96.6% interest in PBF LLC as of June 30, 2017 (96.5% as of December 31, 2016).

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

10. EMPLOYEE BENEFIT PLANS

The components of net periodic benefit cost related to the Company’s defined benefit plans consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
Pension Benefits	2017	2016	2017	2016
Components of net periodic benefit cost:
Service cost	$10,144	$7,339	$20,287	$14,679
Interest cost	1,084	775	2,168	1,551
Expected return on plan assets	(1,442)	(1,107)	(2,884)	(2,213)
Amortization of prior service cost	13	13	26	26
Amortization of actuarial loss (gain)	113	194	226	388

Net periodic benefit cost	$9,912	$7,214	$19,823	$14,431

	Three Months Ended June 30,		Six Months Ended June 30,
Post-Retirement Medical Plan	2017	2016	2017	2016
Components of net periodic benefit cost:
Service cost	$316	$219	$632	$439
Interest cost	172	133	344	267
Amortization of prior service cost	161	109	322	218
Amortization of actuarial loss (gain)	—	—	—	—

Net periodic benefit cost	$649	$461	$1,298	$924

11. FAIR VALUE MEASUREMENTS

The tables below present information about the Company’s financial assets and liabilities measured and recorded at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of June 30, 2017 and December 31, 2016.

We have elected to offset the fair value amounts recognized for multiple derivative contracts executed with the same counterparty; however, fair value amounts by hierarchy level are presented on a gross basis in the tables below. We have posted cash margin with various counterparties to support hedging and trading activities. The cash margin posted is required by counterparties as collateral deposits and cannot be offset against the fair value

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

of open contracts except in the event of default. We have no derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

	As of June 30, 2017
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter- party Netting	Net Carrying Value on Balance Sheet
	Level 1	Level 2	Level 3
Assets:
Money market funds	$14,284	$—	$—	$14,284	N/A	$14,284
Commodity contracts	32,291	1,041	—	33,332	(14,002)	19,330
Derivatives included with inventory intermediation agreement obligations	—	9,165	—	9,165	—	9,165
Liabilities:
Commodity contracts	9,720	4,282	—	14,002	(14,002)	—
Catalyst lease obligations	—	47,454	—	47,454	—	47,454

	As of December 31, 2016
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter- party Netting	Net Carrying Value on Balance Sheet
	Level 1	Level 2	Level 3
Assets:
Money market funds	$342,837	$—	$—	$342,837	N/A	$342,837
Commodity contracts	948	35	—	983	(983)	—
Derivatives included with inventory intermediation agreement obligations	—	6,058	—	6,058	—	6,058
Liabilities:
Commodity contracts	859	3,548	84	4,491	(983)	3,508
Catalyst lease obligations	—	45,969	—	45,969	—	45,969

The valuation methods used to measure financial instruments at fair value are as follows:

•	Money market funds categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices and included within Cash and cash equivalents.

•	The commodity contracts categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted prices in an active market. The commodity contracts categorized in Level 2 of the fair value hierarchy are measured at fair value using a market approach based upon future commodity prices for similar instruments quoted in active markets.

•	The commodity contracts categorized in Level 3 of the fair value hierarchy consist of commodity price swap contracts that relate to forecasted purchases of crude oil for which quoted forward market prices are not readily available due to market illiquidity. The forward prices used to value these swaps were derived using broker quotes, prices from other third party sources and other available market based data.

•	The derivatives included with inventory intermediation agreement obligations and the catalyst lease obligations are categorized in Level 2 of the fair value hierarchy and are measured at fair value using a market approach based upon commodity prices for similar instruments quoted in active markets.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

Non-qualified pension plan assets are measured at fair value using a market approach based on published net asset values of mutual funds as a practical expedient. As of June 30, 2017 and December 31, 2016, $9,599 and $9,440, respectively, were included within Deferred charges and other assets, net for these non-qualified pension plan assets.

The table below summarizes the changes in fair value measurements of commodity contracts categorized in Level 3 of the fair value hierarchy:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Balance at beginning of period	$—	$1,915	$(84)	$3,543
Purchases	—	—	—	—
Settlements	—	(746)	45	(1,003)
Unrealized gain (loss) included in earnings	—	(676)	39	(2,047)
Transfers into Level 3	—	—	—	—
Transfers out of Level 3	—	—	—	—

Balance at end of period	$—	$493	$—	$493

There were no transfers between levels during the three and six months ended June 30, 2017 or 2016.

Fair value of debt

The table below summarizes the fair value and carrying value of debt as of June 30, 2017 and December 31, 2016.

	June 30, 2017		December 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Senior secured notes due 2020 (a)	$—	$—	$670,867	$696,098
Senior notes due 2023 (a) (d)	500,000	495,543	500,000	498,801
Senior notes due 2025 (a)	725,000	699,640	—	—
Revolving Loan (b)	350,000	350,000	350,000	350,000
PBF Rail Term Loan (b)	31,704	31,704	35,000	35,000
Catalyst leases (c)	47,454	47,454	45,969	45,969

	1,654,158	1,624,341	1,601,836	1,625,868
Less—Current maturities	—	—	—	—
Less—Unamortized deferred financing costs	27,415	n/a	25,277	n/a

Long-term debt	$1,626,743	$1,624,341	$1,576,559	$1,625,868

(a)	The estimated fair value, categorized as a Level 2 measurement, was calculated based on the present value of future expected payments utilizing implied current market interest rates based on quoted prices of the senior secured notes and senior notes.
(b)	The estimated fair value approximates carrying value, categorized as a Level 2 measurement, as these borrowings bear interest based upon short-term floating market interest rates.
(c)

Catalyst leases are valued using a market approach based upon commodity prices for similar instruments quoted in active markets and are categorized as a Level 2 measurement. The Company has elected the fair

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

value option for accounting for its catalyst lease repurchase obligations as the Company’s liability is directly impacted by the change in fair value of the underlying catalyst.
(d)	As discussed in “Note 5—Long-term Debt”, these notes became unsecured following the Collateral Fall-Away Event on May 30, 2017.

12. DERIVATIVES

The Company uses derivative instruments to mitigate certain exposures to commodity price risk. The Company entered into the A&R Intermediation Agreements that contain purchase obligations for certain volumes of intermediates and refined products. The purchase obligations related to intermediates and refined products under these agreements are derivative instruments that have been designated as fair value hedges in order to hedge the commodity price volatility of certain refinery inventory. The fair value of these purchase obligation derivatives is based on market prices of the underlying intermediates and refined products. The level of activity for these derivatives is based on the level of operating inventories.

As of June 30, 2017, there were 3,005,137 barrels of intermediates and refined products (2,942,348 barrels at December 31, 2016) outstanding under these derivative instruments designated as fair value hedges. These volumes represent the notional value of the contract.

The Company also enters into economic hedges primarily consisting of commodity derivative contracts that are not designated as hedges and are used to manage price volatility in certain crude oil and feedstock inventories as well as crude oil, feedstock, and refined product sales or purchases. The objective in entering into economic hedges is consistent with the objectives discussed above for fair value hedges. As of June 30, 2017, there were 10,566,000 barrels of crude oil and 8,732,000 barrels of refined products (5,950,000 and 2,831,000, respectively, as of December 31, 2016), outstanding under short and long term commodity derivative contracts not designated as hedges representing the notional value of the contracts.

The following tables provide information about the fair values of these derivative instruments as of June 30, 2017 and December 31, 2016 and the line items in the condensed consolidated balance sheet in which the fair values are reflected.

Description	Balance Sheet Location	Fair Value Asset/ (Liability)
Derivatives designated as hedging instruments:
June 30, 2017:
Derivatives included with the inventory intermediation agreement obligations	Accrued expenses	$9,165
December 31, 2016:
Derivatives included with the inventory intermediation agreement obligations	Accrued expenses	$6,058
Derivatives not designated as hedging instruments:
June 30, 2017:
Commodity contracts	Accounts receivable	$19,330
December 31, 2016:
Commodity contracts	Accrued expenses	$3,508

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

The following table provides information about the gains or losses recognized in income on these derivative instruments and the line items in the condensed consolidated statement of operations in which such gains and losses are reflected.

Description	Location of Gain or (Loss) Recognized in Income on Derivatives	Gain or (Loss) Recognized in Income on Derivatives
Derivatives designated as hedging instruments:
For the three months ended June 30, 2017:
Derivatives included with the inventory intermediation agreement obligations	Cost of products and other	$(20,017)
For the three months ended June 30, 2016:
Derivatives included with the inventory intermediation agreement obligations	Cost of products and other	$8,973
For the six months ended June 30, 2017:
Derivatives included with the inventory intermediation agreement obligations	Cost of products and other	$3,107
For the six months ended June 30, 2016:
Derivatives included with the inventory intermediation agreement obligations	Cost of products and other	$(26,172)
Derivatives not designated as hedging instruments:
For the three months ended June 30, 2017:
Commodity contracts	Cost of products and other	$14,293
For the three months ended June 30, 2016:
Commodity contracts	Cost of products and other	$(19,134)
For the six months ended June 30, 2017:
Commodity contracts	Cost of products and other	$14,684
For the six months ended June 30, 2016:
Commodity contracts	Cost of products and other	$(39,087)
Hedged items designated in fair value hedges:
For the three months ended June 30, 2017:
Intermediate and refined product inventory	Cost of products and other	$20,017
For the three months ended June 30, 2016:
Intermediate and refined product inventory	Cost of products and other	$(8,973)
For the six months ended June 30, 2017:
Intermediate and refined product inventory	Cost of products and other	$(3,107)
For the six months ended June 30, 2016:
Intermediate and refined product inventory	Cost of products and other	$26,172

The Company had no ineffectiveness related to the Company’s fair value hedges for the three and six months ended June 30, 2017 or 2016.

13. SUBSEQUENT EVENTS

Dividend Declared

On August 3, 2017, PBF Energy, PBF Holding’s indirect parent, announced a dividend of $0.30 per share on its outstanding Class A common stock. The dividend is payable on August 31, 2017 to PBF Energy Class A

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

common stockholders of record at the close of business on August 15, 2017. If necessary, PBF Holding will make a distribution of up to approximately $34,100 to PBF LLC, which in turn will make pro-rata distributions to its members, including PBF Energy. PBF Energy will then use this distribution to fund the dividend payments to the stockholders of PBF Energy.

14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

PBF Services Company, Delaware City Refining Company LLC, PBF Power Marketing LLC, Paulsboro Refining Company LLC, Toledo Refining Company LLC, Chalmette Refining, L.L.C., PBF Energy Western Region LLC, Torrance Refining Company LLC, Torrance Logistics Company LLC and PBF Investments LLC are 100% owned subsidiaries of PBF Holding and serve as guarantors of the obligations under the senior notes. These guarantees are full and unconditional and joint and several. For purposes of the following footnote, PBF Holding is referred to as “Issuer”. The indentures dated November 24, 2015 and May 30, 2017, among PBF Holding, PBF Finance, the guarantors party thereto and Wilmington Trust, National Association, governs subsidiaries designated as “Guarantor Subsidiaries”. PBF Energy Limited, PBF Transportation Company LLC, PBF Rail Logistics Company LLC, MOEM Pipeline LLC, Collins Pipeline Company, T&M Terminal Company, TVP Holding Company LLC (“TVP Holding”), Torrance Basin Pipeline Company LLC and Torrance Pipeline Company LLC are consolidated subsidiaries of the Company that are not guarantors of the Senior Notes. Additionally, our 50% equity investment in Torrance Valley Pipeline Company, held by TVP Holding is included in our Non-Guarantor financial position and results of operations and cash flows as TVP Holding is not a guarantor of the Senior Notes.

The Senior Notes were co-issued by PBF Finance. For purposes of the following footnote, PBF Finance is referred to as “Co-Issuer.” The Co-Issuer has no independent assets or operations.

The following supplemental combining and condensed consolidating financial information reflects the Issuer’s separate accounts, the combined accounts of the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s consolidated accounts for the dates and periods indicated. For purposes of the following combining and consolidating information, the Issuer’s investment in its subsidiaries and the Guarantor subsidiaries’ investments in their subsidiaries are accounted for under the equity method of accounting.

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONDENSED CONSOLIDATING BALANCE SHEET

(UNAUDITED)

	June 30, 2017
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$78,302	$5,961	$29,756	$—	$114,019
Accounts receivable	577,813	4,498	27,449	—	609,760
Accounts receivable—affiliate	1,461	24,428	600	—	26,489
Affiliate notes receivable	—	11,600	—	—	11,600
Inventories	1,654,143	—	221,021	—	1,875,164
Prepaid expense and other current assets	30,759	27,443	168	—	58,370
Due from related parties	26,546,381	22,526,098	5,683,279	(54,755,758)	—

Total current assets	28,888,859	22,600,028	5,962,273	(54,755,758)	2,695,402
Property, plant and equipment, net	25,896	2,527,179	239,954	—	2,793,029
Investment in subsidiaries	7,524	431,662	—	(439,186)	—
Investment in equity method investee	—	—	174,047	—	174,047
Deferred charges and other assets, net	30,571	780,710	—	—	811,281

Total assets	$28,952,850	$26,339,579	$6,376,274	$(55,194,944)	$6,473,759

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$240,234	$185,231	$12,175	$—	$437,640
Accounts payable—affiliate	31,347	159	(97)	—	31,409
Accrued expenses	1,316,523	141,382	136,395	—	1,594,300
Deferred revenue	4,899	20	13	—	4,932
Due to related parties	23,277,244	25,761,022	5,717,492	(54,755,758)	—

Total current liabilities	24,870,247	26,087,814	5,865,978	(54,755,758)	2,068,281
Long-term debt	1,548,024	47,406	31,313	—	1,626,743
Deferred tax liabilities	—	—	50,822	—	50,822
Other long-term liabilities	29,772	189,189	4,145	—	223,106

Total liabilities	26,448,043	26,324,409	5,952,258	(54,755,758)	3,968,952
Commitments and contingencies
Equity:
Member’s equity	2,349,357	1,720,206	362,598	(2,082,804)	2,349,357
Retained earnings / (accumulated deficit)	167,868	(1,709,693)	61,418	1,648,275	167,868
Accumulated other comprehensive (loss) income	(25,311)	(8,236)	—	8,236	(25,311)

Total PBF Holding Company LLC equity	2,491,914	2,277	424,016	(426,293)	2,491,914
Noncontrolling interest	12,893	12,893	—	(12,893)	12,893

Total equity	2,504,807	15,170	424,016	(439,186)	2,504,807

Total liabilities and equity	$28,952,850	$26,339,579	$6,376,274	$(55,194,944)	$6,473,759

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONDENSED CONSOLIDATING BALANCE SHEET

(UNAUDITED)

	December 31, 2016
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$530,085	$56,717	$41,366	$(1,463)	$626,705
Accounts receivable	599,147	7,999	8,735	—	615,881
Accounts receivable—affiliate	2,432	4,504	695	—	7,631
Inventories	1,680,058	—	183,502	—	1,863,560
Prepaid expense and other current assets	27,443	12,933	160	—	40,536
Due from related parties	24,141,120	21,883,569	4,692,799	(50,717,488)	—

Total current assets	26,980,285	21,965,722	4,927,257	(50,718,951)	3,154,313
Property, plant and equipment, net	33,772	2,452,877	242,050	—	2,728,699
Investment in subsidiaries	705,034	440,377	—	(1,145,411)	—
Investment in equity method investee	—	—	179,882	—	179,882
Deferred charges and other assets, net	12,317	491,673	13	—	504,003

Total assets	$27,731,408	$25,350,649	$5,349,202	$(51,864,362)	$6,566,897

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$360,260	$157,277	$14,291	$(1,463)	$530,365
Accounts payable—affiliate	37,077	786	—	—	37,863
Accrued expenses	1,094,581	201,935	166,213	—	1,462,729
Deferred revenue	10,901	1,438	1	—	12,340
Due to related parties	22,027,065	24,031,520	4,658,903	(50,717,488)	—

Total current liabilities	23,529,884	24,392,956	4,839,408	(50,718,951)	2,043,297
Long-term debt	1,496,085	45,908	34,566	—	1,576,559
Affiliate notes payable	86,298	—	—	—	86,298
Deferred tax liabilities	—	—	45,699	—	45,699
Other long-term liabilities	30,208	192,204	3,699	—	226,111

Total liabilities	25,142,475	24,631,068	4,923,372	(50,718,951)	3,977,964
Commitments and contingencies
Equity:
Member’s equity	2,155,863	1,714,997	374,067	(2,089,064)	2,155,863
Retained earnings / (accumulated deficit)	446,519	(999,693)	51,763	947,930	446,519
Accumulated other comprehensive (loss) income	(25,962)	(8,236)	—	8,236	(25,962)

Total PBF Holding Company LLC equity	2,576,420	707,068	425,830	(1,132,898)	2,576,420
Noncontrolling interest	12,513	12,513	—	(12,513)	12,513

Total equity	2,588,933	719,581	425,830	(1,145,411)	2,588,933

Total liabilities and equity	$27,731,408	$25,350,649	$5,349,202	$(51,864,362)	$6,566,897

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Three Months Ended June 30, 2017
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues	$4,928,464	$134,566	$512,262	$(562,041)	$5,013,251

Cost and expenses:
Cost of products and other	4,703,574	32,288	489,012	(562,041)	4,662,833
Operating expenses (excluding depreciation)	(326)	389,889	9,007	—	398,570
General and administrative expenses	28,843	6,286	(209)	—	34,920
Equity (income) loss in investee	—	—	(3,820)	—	(3,820)
Loss on sale of assets	—	29	—	—	29
Depreciation and amortization expense	6,019	55,077	1,897	—	62,993

	4,738,110	483,569	495,887	(562,041)	5,155,525

Income (loss) from operations	190,354	(349,003)	16,375	—	(142,274)

Other income (expenses):
Equity in earnings (loss) of subsidiaries	(338,171)	1,442	—	336,729	—
Change in fair value of catalyst leases	—	1,104	—	—	1,104
Debt extinguishment costs	(25,451)	—	—	—	(25,451)
Interest expense, net	(32,108)	(480)	(269)	—	(32,857)

Income (loss) before income taxes	(205,376)	(346,937)	16,106	336,729	(199,478)
Income tax expense	—	—	5,898	—	5,898

Net income (loss)	(205,376)	(346,937)	10,208	336,729	(205,376)
Less: net income attributable to noncontrolling interests	267	267	—	(267)	267

Net income (loss) attributable to PBF Holding Company LLC	$(205,643)	$(347,204)	$10,208	$336,996	$(205,643)

Comprehensive income (loss) attributable to PBF Holding Company LLC	$(205,313)	$(347,204)	$10,208	$336,996	$(205,313)

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Three Months Ended June 30, 2016
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues	$3,834,460	$95,163	$339,721	$(413,571)	$3,855,773

Cost and expenses:
Cost of products and other	3,300,539	39,483	358,297	(413,571)	3,284,748
Operating expenses (excluding depreciation)	(28)	268,608	2,959	—	271,539
General and administrative expenses	28,609	9,209	273	—	38,091
Loss on sale of assets	—	24	3,198	—	3,222
Depreciation and amortization expense	1,379	45,780	1,760	—	48,919

	3,330,499	363,104	366,487	(413,571)	3,646,519

Income (loss) from operations	503,961	(267,941)	(26,766)	—	209,254

Other income (expenses):
Equity in earnings (loss) of subsidiaries	(292,212)	—	—	292,212	—
Change in fair value of catalyst leases	—	(1,748)	—	—	(1,748)
Interest expense, net	(30,245)	(484)	(550)	—	(31,279)

Income (loss) before income taxes	181,504	(270,173)	(27,316)	292,212	176,227
Income tax benefit	—	—	(5,277)	—	(5,277)

Net income (loss)	181,504	(270,173)	(22,039)	292,212	181,504
Less: net income attributable to noncontrolling interests	90	90	—	(90)	90

Net income (loss) attributable to PBF Holding Company LLC	$181,414	$(270,263)	$(22,039)	$292,302	$181,414

Comprehensive income (loss) attributable to PBF Holding Company LLC	$181,829	$(270,263)	$(22,039)	$292,302	$181,829

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Six Months Ended June 30, 2017
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues	$9,654,243	$760,335	$1,042,167	$(1,693,296)	$9,763,449

Cost and expenses:
Cost of products and other	9,064,194	530,062	1,013,627	(1,693,296)	8,914,587
Operating expenses (excluding depreciation)	(331)	819,419	16,335	—	835,423
General and administrative expenses	62,538	13,451	(590)	—	75,399
Equity (income) loss in investee	—	—	(7,419)	—	(7,419)
Loss on sale of assets	—	912	—	—	912
Depreciation and amortization expense	7,781	107,124	3,778	—	118,683

	9,134,182	1,470,968	1,025,731	(1,693,296)	9,937,585

Income (loss) from operations	520,061	(710,633)	16,436	—	(174,136)

Other income (expenses):
Equity in earnings (loss) of subsidiaries	(703,300)	3,335	—	699,965	—
Change in fair value of catalyst leases	—	(1,484)	—	—	(1,484)
Debt extinguishment costs	(25,451)	—	—	—	(25,451)
Interest expense, net	(62,226)	(838)	(449)	—	(63,513)

Income (loss) before income taxes	(270,916)	(709,620)	15,987	699,965	(264,584)
Income tax expense	—	—	6,332	—	6,332

Net income (loss)	(270,916)	(709,620)	9,655	699,965	(270,916)
Less: net income attributable to noncontrolling interests	380	380	—	(380)	380

Net income (loss) attributable to PBF Holding Company LLC	$(271,296)	$(710,000)	$9,655	$700,345	$(271,296)

Comprehensive income (loss) attributable to PBF Holding Company LLC	$(270,645)	$(710,000)	$9,655	$700,345	$(270,645)

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Six Months Ended June 30, 2016
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues	$6,630,376	$144,782	$660,441	$(779,641)	$6,655,958

Cost and expenses:
Cost of products and other	5,739,927	103,453	666,992	(779,641)	5,730,731
Operating expenses (excluding depreciation)	(400)	562,642	5,936	—	568,178
General and administrative expenses	57,306	16,060	(2,006)	—	71,360
Loss on sale of assets	—	24	3,198	—	3,222
Depreciation and amortization expense	3,076	96,522	3,614	—	103,212

	5,799,909	778,701	677,734	(779,641)	6,476,703

Income (loss) from operations	830,467	(633,919)	(17,293)	—	179,255

Other income (expenses):
Equity in earnings (loss) of subsidiaries	(684,805)	—	—	684,805	—
Change in fair value of catalyst leases	—	(4,633)	—	—	(4,633)
Interest expense, net	(62,586)	(842)	(1,122)	—	(64,550)

Income (loss) before income taxes	83,076	(639,394)	(18,415)	684,805	110,072
Income tax expense	—	—	26,996	—	26,996

Net income (loss)	83,076	(639,394)	(45,411)	684,805	83,076
Less: net income attributable to noncontrolling interests	393	393	—	(393)	393

Net income (loss) attributable to PBF Holding Company LLC	$82,683	$(639,787)	$(45,411)	$685,198	$82,683

Comprehensive income (loss) attributable to PBF Holding Company LLC	$83,720	$(639,787)	$(45,411)	$685,198	$83,720

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(UNAUDITED)

	Six Months Ended June 30, 2017
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$(270,916)	$(709,620)	$9,655	$699,965	$(270,916)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operations:
Depreciation and amortization	11,596	107,430	3,823	—	122,849
Stock-based compensation	—	10,134	—	—	10,134
Change in fair value of catalyst leases	—	1,484	—	—	1,484
Deferred income taxes	—	—	5,123	—	5,123
Non-cash lower of cost or market inventory adjustment	167,134	—	—	—	167,134
Non-cash change in inventory repurchase obligations	(3,107)	—	—	—	(3,107)
Debt extinguishment costs	25,451	—	—	—	25,451
Pension and other post-retirement benefit costs	3,304	17,817	—	—	21,121
(Income) from equity method investee	—	—	(7,419)	—	(7,419)
Distributions from equity method investee	—	—	12,254	—	12,254
Loss on sale of assets	—	912	—	—	912
Equity in earnings (loss) of subsidiaries	703,300	(3,335)	—	(699,965)	—
Changes in operating assets and liabilities:
Accounts receivable	21,334	3,501	(18,714)	—	6,121
Due to/from affiliates	(1,111,279)	1,029,667	68,107	—	(13,505)
Inventories	(141,219)	—	(37,519)	—	(178,738)
Prepaid expense and other current assets	(3,314)	(14,716)	(8)	—	(18,038)
Accounts payable	(120,026)	(24,140)	(2,116)	1,463	(144,819)
Accrued expenses	178,794	(42,903)	(29,818)	—	106,073
Deferred revenue	(6,002)	(1,418)	12	—	(7,408)
Other assets and liabilities	(15,218)	(13,881)	(11,426)	—	(40,525)

Net cash (used in) provided by operations	(560,168)	360,932	(8,046)	1,463	(205,819)
Cash flows from investing activities:
Expenditures for property, plant and equipment	(287)	(179,019)	(269)	—	(179,575)
Expenditures for deferred turnaround costs	—	(214,375)	—	—	(214,375)
Expenditures for other assets	—	(23,747)	—	—	(23,747)

Net cash used in investing activities	(287)	(417,141)	(269)	—	(417,697)
Cash flows from financing activities:
Contributions from PBF LLC	97,000	—	—	—	97,000
Distribution to members	(5,252)	—	—	—	(5,252)
Proceeds from 2025 7.25% Senior Notes	725,000	—	—	—	725,000
Cash paid to extinguish 2020 8.25% Senior Secured Notes	(690,209)	—	—	—	(690,209)
Repayments of PBF Rail Term Loan	—	—	(3,295)	—	(3,295)
Proceeds from revolver borrowings	290,000	—	—	—	290,000
Repayments of revolver borrowings	(290,000)	—	—	—	(290,000)
Due to/from affiliates	(5,453)	5,453	—	—	—
Deferred financing costs and other	(12,414)	—	—	—	(12,414)

Net cash provided by (used in) financing activities	108,672	5,453	(3,295)	—	110,830
Net (decrease) increase in cash and cash equivalents	(451,783)	(50,756)	(11,610)	1,463	(512,686)
Cash and cash equivalents, beginning of period	530,085	56,717	41,366	(1,463)	626,705

Cash and cash equivalents, end of period	$78,302	$5,961	$29,756	$—	$114,019

PBF HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN THOUSANDS, EXCEPT UNIT, BARREL AND PER BARREL DATA)

14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF PBF HOLDING

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(UNAUDITED)

	Six Months Ended June 30, 2016
	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$83,076	$(639,394)	$(45,411)	$684,805	$83,076
Adjustments to reconcile net income (loss) to net cash (used in) provided by operations:
Depreciation and amortization	7,405	96,645	3,895	—	107,945
Stock-based compensation	—	9,999	—	—	9,999
Change in fair value of catalyst leases	—	4,633	—	—	4,633
Deferred income taxes	—	—	27,060	—	27,060
Non-cash lower of cost or market inventory adjustment	(200,063)	(16,780)	—	—	(216,843)
Non-cash change in inventory repurchase obligations	—	26,172	—	—	26,172
Pension and other post-retirement benefit costs	3,464	11,891	—	—	15,355
Loss on sale of assets	—	24	3,198	—	3,222
Equity in earnings of subsidiaries	684,805	—	—	(684,805)	—
Changes in operating assets and liabilities:
Accounts receivable	(190,245)	6,084	(6,484)	—	(190,645)
Due to/from affiliates	(838,988)	798,315	38,216	—	(2,457)
Inventories	91,094	(11,455)	2,940	—	82,579
Prepaid expense and other current assets	(4,255)	(12,365)	198	—	(16,422)
Accounts payable	80,299	(24,617)	1,030	1,930	58,642
Accrued expenses	175,598	(2,269)	(9,082)	—	164,247
Deferred revenue	3,767	—	—	—	3,767
Other assets and liabilities	(10,304)	(3,305)	1,087	—	(12,522)

Net cash (used in) provided by operations	(114,347)	243,578	16,647	1,930	147,808
Cash flows from investing activities:
Expenditures for property, plant and equipment	(11,765)	(98,259)	(11)	—	(110,035)
Expenditures for deferred turnaround costs	—	(106,649)	—	—	(106,649)
Expenditures for other assets	—	(21,325)	—	—	(21,325)
Investment in subsidiaries	12,800	—	—	(12,800)	—
Chalmette Acquisition working capital settlement	—	(2,659)	—	—	(2,659)
Proceeds from sale of assets	—	—	6,860	—	6,860

Net cash provided by (used in) investing activities	1,035	(228,892)	6,849	(12,800)	(233,808)
Cash flows from financing activities:
Distributions to Parent	—	—	(12,800)	12,800	—
Distributions to members	(61,667)	—	—	—	(61,667)
Proceeds from affiliate notes payable	635	—	—	—	635
Repayment of affiliate notes payable	(517)	—	—	—	(517)
Repayment of Rail Facility revolver borrowings	—	—	(6,970)	—	(6,970)
Proceeds from revolver borrowings	550,000	—	—	—	550,000

Net cash provided by (used in) financing activities	488,451	—	(19,770)	12,800	481,481
Net increase in cash and cash equivalents	375,139	14,686	3,726	1,930	395,481
Cash and cash equivalents, beginning of period	882,820	6,236	28,968	(3,275)	914,749

Cash and cash equivalents, end of period	$1,257,959	$20,922	$32,694	$(1,345)	$1,310,230

Torrance Refinery & Associated

Logistics Business

Unaudited Combined Financial Statements as of and for the

period ended June 30, 2016

Torrance Refinery & Associated Logistics Business

Torrance Refinery & Associated Logistics Business

Combined Balance Sheets

	June 30, 2016	December 31, 2015
	(in thousands of dollars) (unaudited)
ASSETS
Current Assets
Affiliates accounts receivable (net)	45,814	289,194
Inventories	540,185	465,521

Total Current Assets	585,999	754,715

Non Current Assets
Property, plant and equipment (net)	867,309	876,908

Total Non Current Assets	867,309	876,908

Total Assets	1,453,308	1,631,623

LIABILITIES AND NET PARENT INVESTMENT
Current Liabilities
Other current liabilities	217,224	170,685

Total Current Liabilities	217,224	170,685

Non Current Liabilities
Deferred income tax	224,523	248,258
Environmental liabilities	15,154	12,736

Total Non Current Liabilities	239,677	260,994

Total Liabilities	456,901	431,679

Commitments and Contingencies (see Note 9)
Equity
Net parent investment	996,407	1,199,944

Total liabilities and net parent investment	1,453,308	1,631,623

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Combined Statements of Income

	Six Months Ended June 30,
	2016	2015
	(in thousands of dollars) (unaudited)
REVENUES
Sales—related party	1,078,816	1,794,621
Other revenue	195	34

Total Revenues	1,079,011	1,794,655
COST AND EXPENSES
Cost of sales excluding depreciation expense—related party	1,000,845	1,724,466
Operating expenses	349,460	455,620
Selling, general and administrative expenses	52,778	45,972
Depreciation expense	34,722	36,293

Total Cost and Expenses	1,437,805	2,262,351
Income / (Loss) before Income Tax Expense	(358,794)	(467,696)

INCOME TAX EXPENSE
Current income tax benefit / (expense)	120,201	185,066
Deferred income tax benefit / (expense)	23,735	5,502

Total Income Tax Benefit / (Expense)	143,936	190,568

Net Income / (Loss)	(214,858)	(277,128)

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Combined Statements of Changes in Net Parent Investment

Net Parent Investment
(in thousands of dollars) (unaudited)
Balance as of December 31, 2014	1,098,216

Net loss	(277,128)
Net change in parent investment	239,909

Balance as of June 30, 2015	1,060,997

Balance as of December 31, 2015	1,199,944
Net loss	(214,858)
Net change in parent investment	11,321

Balance as of June 30, 2016	996,407

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Combined Statements of Cash Flows

	Six Months Ended June 30,
	2016	2015
	(in thousands of dollars) (unaudited)
Cash flows from operating activities:
Net Income / (Loss)	(214,858)	(277,128)
Adjustments to reconcile net (loss) income to net cash provided (used) by operating activities:
Depreciation expense	34,722	36,293
Deferred income taxes	(23,735)	(5,502)
Inventory market valuation charge	60,311	70,940
Changes in assets and liabilities:
Affiliates accounts receivable, net	243,380	67,290
Inventory	(134,975)	(207,045)
Affiliates accounts payable, net	—	23,842
Other current liabilities	46,539	69,847
Other non-current liabilities	2,418	2,449

Net Cash (used) provided by operating activities	13,802	(219,014)

Cash flows from investing activities:
Capital expenditures	(25,123)	(20,895)

Net cash (used) by investing activities	(25,123)	(20,895)

Cash flows from financing activities:
Net capital contribution from / (distribution to) parent	11,321	239,909

Net cash provided (used) by financing activities	11,321	239,909

Net increase (decrease) in Cash & Cash equivalents	—	—
Cash and Cash equivalents at the beginning of year	—	—

Cash and Cash equivalents at the end of year	—	—

Supplemental non-cash transactions:
Change in environmental liabilities	2,418	2,449

The accompanying notes are an integral part of these combined financial statements.

Torrance Refinery & Associated Logistics Business

Notes to the Unaudited Combined Financial Statements

Period Ended June 30, 2016

1. Description and Nature of the Business and Basis of Presentation

Description and Nature of the Business

Torrance Refinery & Associated Logistics Business (collectively the “Company”) operates a refinery (the “Refinery”) owned by ExxonMobil Oil Corporation (referred to as the “Seller”) in Torrance, California, including the Torrance Terminal, the refinery process units, fuel process and handling units, above ground and underground storage tanks and piping, utilities, office buildings and other structures, fixtures and tangible property. The Refinery covers 750 acres, and has a processing capacity of 155,000 barrels of crude oil per day. Additionally, the Company operates the pipeline systems (the “Pipelines”) used to transport crude oil to the Refinery.

The Company has historically consolidated its transactions within its parent company, Exxon Mobil Corporation (referred to as “ExxonMobil”).

On September 29, 2015, ExxonMobil Oil Corporation and Mobil Pacific Pipeline Company signed an agreement with PBF Holding Company LLC for the sale of the Company (hereafter referred to as the “Transaction”). Per the terms of the agreement, PBF Holding Company LLC will acquire one hundred percent of the Company for an aggregate purchase price of $537.5 million plus other final working capital adjustments determined at the time of closing. The Transaction closed on July 1, 2016.

Basis of Presentation

These unaudited Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of ExxonMobil. The accompanying unaudited Combined Financial Statements and related notes present the combined financial position, results of operations, cash flows and changes in net parent investment of the Company. These unaudited Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying Combined Statements of Operations also include expense allocations for certain functions historically performed by ExxonMobil, including allocations of general corporate services, such as treasury, accounting, human resources and legal services. These allocations were based on direct usage when identifiable, the percentage of operating expenses, the percentage of production capacity or headcount. We believe the assumptions underlying the accompanying Combined Financial Statements, including the assumptions regarding the allocation of expenses from ExxonMobil, are reasonable. Nevertheless, the accompanying Combined Financial Statements may not include all of the expenses that would have been incurred and may not reflect our combined financial position, results of operations, and cash flows had we been a stand-alone company during the periods presented. The Company does not have any components of comprehensive income and, as such, comprehensive income is equal to net income. The combined financial position, results of operations and cash flows of the Company may not be indicative of the Company had it been a separate stand-alone entity during the periods presented, nor are the results stated herein indicative of what the Company’s combined financial position, results of operations and cash flows may be in the future.

These unaudited Combined Financial Statements have not been audited by independent accountants. In the opinion of management, these unaudited Combined Financial Statements reflect all adjustments necessary to fairly state the Company’s financial position at June 30, 2016 and December 31, 2015 and its results of operations and cash flows for the six months ended June 30, 2016 and 2015. All such adjustments are of a normal recurring nature. The results of interim periods are not necessarily indicative of annual results.

Certain disclosures have been omitted from these unaudited Combined Financial Statements. Accordingly, these unaudited Combined Financial Statements should be read in conjunction with the audited Combined Financial Statements and related notes for the year ended December 31, 2015.

Torrance Refinery & Associated Logistics Business

Notes to the Unaudited Combined Financial Statements

Period Ended June 30, 2016

The accompanying unaudited Combined Financial Statements have been prepared assuming the Company will continue as a going concern which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results can differ from those estimates.

2. Recently Issued Accounting Standards

In August 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) for all entities by one year. ASU 2014-09 establishes a single revenue recognition model for all contracts with customers, eliminates industry specific requirements, and expands disclosure requirements. The standard is required to be adopted beginning January 1, 2018.

“Sales” on the accompanying Combined Statements of Income includes sales, excise and value-added taxes on sales transactions. When the Company adopts the standard, revenue will exclude sales-based taxes collected on behalf of third parties. This change in reporting will not impact earnings. The Company continues to evaluate other areas of the standard and its effect on the Company’s Combined Financial Statements.

In August 2014, the FASB issued an accounting standards update requiring management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Management will be required to assess if there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Disclosures will be required if conditions give rise to substantial doubt and the type of disclosure will be determined based on whether management’s plans will be able to alleviate the substantial doubt. The accounting standards update will be effective for the first annual period ending after December 15, 2016, and for annual periods and interim periods thereafter with early application permitted. The Company does not expect application of this standard to have an impact on its Combined Financial Statements.

In July 2015, the FASB issued changes related to the simplification of the measurement of inventory. The changes require entities to measure most inventory at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The changes do not apply to inventories that are measured using either the last-in, first-out method or the retail inventory method. The change is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Company does not believe the standard will have a material effect on its Combined Financial Statements.

In November 2015, the FASB issued an accounting standards update to simplify the balance sheet classification of deferred taxes. The update requires that deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The update does not change the existing requirement that only permits offsetting within a jurisdiction. The change is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2016. The guidance may be applied either

Torrance Refinery & Associated Logistics Business

Notes to the Unaudited Combined Financial Statements

Period Ended June 30, 2016

prospectively or retrospectively with early adoption permitted. The Company does not believe the standard will have a material effect on its Combined Financial Statements.

In February 2016, the FASB issued an update that requires companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those assets. The standard is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted for financial statements of fiscal years or interim periods that have not been previously issued. The Company is assessing the impact of the standard on its Combined Financial Statements.

3. Related Party Transactions

The Company is part of the consolidated operations of ExxonMobil and all of its transactions are derived from transactions with ExxonMobil. All revenues include amounts earned for the sale of crude oil and petroleum products to ExxonMobil at market based transfer prices. Cost of sales includes amounts paid for crude oil products and other petroleum feedstocks at market based transfer prices. Operating expenses include freight, energy and operating expenses charged by ExxonMobil to the Company based upon usage. The payment terms related to these transactions are 30 days.

Additionally, ExxonMobil provides the Company substantial labor and overhead support. The accompanying Combined Financial Statements include general corporate services expense allocations for support functions provided by ExxonMobil to the Company, which are recorded as selling, general, and administrative expenses. These support functions include direct labor and benefits as well as centralized corporate support services that include but are not limited to treasury, accounting, payroll, human resources, facilities management, information technology and legal services. Allocations are based on direct usage when identifiable, the percentage of operating expenses, the percentage of production capacity or headcount. Management believes that these allocations are reasonable and reflect the utilization of services provided and benefits received, but may differ from the costs that would have been incurred had the Company operated as a stand-alone company for the periods presented.

4. Affiliates accounts receivable, net and Affiliates accounts payable, net

The Company records its affiliate accounts receivable and affiliate accounts payable balances as net on the Combined Balance Sheets. These accounts are as follows:

	June 30, 2016	December 31, 2015
	(in thousands of dollars)
Affiliates accounts receivable	268,404	563,968
Affiliates accounts payable	(222,590)	(274,774)

Affiliate accounts receivable, net	45,814	289,194

The affiliates accounts receivable balances included an income tax benefit of $120 million and $355 million at June 30, 2016 and December 31, 2015, respectively. The carrying value of the Company’s account receivables with affiliated entities approximates fair value due to their short-term nature.

Torrance Refinery & Associated Logistics Business

Notes to the Unaudited Combined Financial Statements

Period Ended June 30, 2016

5. Inventory

Inventories at June 30, 2016 and December 31, 2015 consist of the following:

	June 30, 2016	December 31, 2015
	(in thousands of dollars)
Crude oil	104,890	70,256
Petroleum products and other feedstock	173,559	138,483
Certificates and emissions credits	214,876	210,693
Material and supplies	31,633	29,295
Catalysts inventory	15,227	16,794

Total Inventory	540,185	465,521

Net loss included a loss of $60 million and $71 million, for the period ended June 30, 2016 and 2015 respectively, attributable to the effects of lower of cost or market valuation adjustments for the Company’s crude oil and petroleum products and other feedstocks inventory. These losses are included in ‘Cost of sales excluding depreciation expense’ for each respective year.

6. Property, plant and equipment

Property, plant, and equipment at June 30, 2016 and December 31, 2015 consists of the following:

	June 30, 2016	December 31, 2015
	(in thousands of dollars)
Machinery and equipment	2,505,377	2,470,504
Buildings	49,105	43,820
Incomplete construction	27,522	41,545
Land	19,477	19,477

Total Property, plant and equipment	2,601,481	2,575,346

Less: Accumulated depreciation	(1,734,172)	(1,698,438)

Property, plant and equipment, net	867,309	876,908

7. Biofuels certificates and carbon emissions credits

Biofuels certificates

The U.S. Environmental Protection Agency (“EPA”) Renewable Fuel Standard program was implemented in 2005 and amended by the Energy Independence and Security Act of 2007, requires the Company to blend a certain percentage of biofuels into the products it produces. These obligations arise as production occurs. To the degree that the Company is unable to blend biofuels at the required percentage, the Seller purchases biofuel certificates to meet those obligations. The Company is allocated all of its biofuel certificates from the Seller based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. The Company charges cost of sales and records a liability for its allocated portion of the expected overall biofuels blending obligation of the Seller based on its actual production of motor fuels as a percentage of the Seller’s total U.S. refining actual production of motor fuels. The purchase price of the biofuel certificates allocated to the Company is based on prevailing market prices with third parties and is equal to the actual cost the

Torrance Refinery & Associated Logistics Business

Notes to the Unaudited Combined Financial Statements

Period Ended June 30, 2016

Seller paid for biofuel certificates to meet the Seller’s obligation for the compliance year. As of June 30, 2016 and December 31, 2015 the Company recognized a liability for outstanding biofuel obligations of $63 million and $52 million, respectively.

Biofuel certificates purchased and held by the Seller and allocated to the Company are recorded as inventory until they are required to be surrendered to government regulators. The Company’s balances related to biofuel certificates included in the inventory balance as of June 30, 2016 and December 31, 2015 were $61 million and $57 million, respectively.

Carbon emissions credits

The EPA and the State of California have promulgated multiple regulations to control greenhouse gas emissions under the Federal Clean Air Act and California Assembly Bill 32 (“AB 32”). These regulations require the Company to purchase greenhouse gas cap and trade emissions credits. The Company charges cost of revenues when emissions credits are required to be purchased and records a liability for the obligation to purchase those emissions credits as an other current liability. The purchase price of the emissions credits is based on prevailing market prices with third parties and is equal to the actual cost the Company paid for emissions credits to meet its obligation for the compliance year. As of June 30, 2016 and December 31, 2015 the Company recognized emissions obligations of $149 million and $106 million, respectively.

Carbon emissions credits purchased on behalf of the Company by the Seller are recorded as inventory until they are required to be surrendered to government regulators. The Company’s balances related to emissions credits included in the inventory balance as of June 30, 2016 and December 31, 2015 were $154 million and $154 million, respectively.

8. Income Taxes

The Company is not subject to income tax as it is not a stand-alone entity. The current federal and state income taxes included in these Combined Financial Statements represent the Company’s estimated share of ExxonMobil’s current federal and state income taxes. Deferred federal and state income taxes are recognized for the estimated future tax consequences and benefits attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax basis, as if tax returns were filed for the Company as a stand-alone entity.

The Company’s effective tax rate was 40.1% and 40.7% for the periods presented resulting in a tax benefit for the six months ended June 30, 2016 and 2015 of $144 million and $191 million, respectively. The tax benefit is composed of both Federal and State income tax. The Company incurred non-deductible regulatory expenses of $6 million which have been treated as permanent differences for the six months period ended June 30, 2016. There were no discrete items for the six months period ended June 30, 2015.

The net losses, incurred by the Company for the periods ended June 30, 2016 and 2015, resulted in the Company generating net operating losses resulting in tax benefits recorded as Affiliate Accounts Receivable, discussed in Note 4. As these net operating losses are expected to be utilized by the ultimate tax paying entity, a valuation allowance has not been recorded against Affiliate Accounts Receivable under the benefits-for-loss method.

Similarly, there has been no valuation allowance for the gross deferred tax assets as these are expected to be utilized by the ultimate tax paying entity.

Torrance Refinery & Associated Logistics Business

Notes to the Unaudited Combined Financial Statements

Period Ended June 30, 2016

9. Commitments and Contingencies

Environmental obligations. We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

Litigation. The Company can be subject to claims and complaints that may arise in the ordinary course of business. Management has regular litigation reviews, including updates from ExxonMobil, to assess the need for accounting recognition or disclosure of these contingencies. The Company would accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company would not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and which are significant, the Company would disclose the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of the contingency disclosures, “significant” includes material matters as well as other matters which management believes should be disclosed.

Commitments. The Company leases office space and equipment under operating lease agreements that expire on various dates through 2020 and beyond. The commitments under these agreements are not recorded in the accompanying unaudited Combined Balance Sheets. There are no events or uncertainties beyond those already included in reported financial information that would indicate a material change in future operating results or financial condition.

Based on the Sales and Purchase agreement between ExxonMobil Oil Corporation and Shell Trading (US) Company (collectively the “Buyers”) and Aera Energy LLC (“Aera” or the “Seller”), a majority of Aera’s crude oil produced from its properties in the San Joaquin Valley will be sold and delivered to the Torrance refinery. Subsequent to the sale transaction between ExxonMobil and PBF Holding Company LLC as disclosed in Note 1, Aera will continue to supply the refinery for future years with the volumes purchased as part of this agreement.

10. Subsequent Events

On July 1, 2016, ExxonMobil completed the sale of Torrance Refinery and Associated Logistics Business to PBF Holding Company LLC.

We have evaluated subsequent events through the date that this report was available to be issued, September 13, 2016, and determined that there were no subsequent events requiring recognition or disclosure in our accompanying unaudited Combined Financial Statements and notes to the unaudited Combined Financial Statements.

PBF HOLDING COMPANY LLC

PBF FINANCE CORPORATION

Offer to Exchange

Up To $725,000,000 of

7.25% Senior Notes due 2025

That Have Not Been Registered Under

The Securities Act of 1933

For

Up To $725,000,000 of

7.25% Senior Notes due 2025

That Have Been Registered Under

The Securities Act of 1933

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.